UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2006

BIRKS & MAYORS INC.

1240 Square Phillips

Montreal, Quebec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Explanatory Note:

Birks & Mayors Inc. is filing this Form 6-K/A for the purpose of attaching documents executed in connection with the credit facility disclosed in a press release, dated January 23, 2006, attached to the Form 6-K filed on January 23, 2006.

Documents submitted herewith

LIST OF DOCUMENTS

1.	Revolving Credit, Tranche B Loan and Security Agreement by and between Birks & Mayors Inc., the Canadian borrower, Mayor’s Jewelers, Inc., as the United States borrower, Bank of America, N.A., GMAC Commercial Finance LLC and Back Bay Capital Funding LLC, dated as of January 19, 2006.

2.	Tranche B Note by and between Mayor’s Jewelers, Inc. and Back Bay Capital Funding LLC, dated as of January 19, 2006.

3.	U.S. Revolving Credit Note by and between Mayor’s Jewelers, Inc. and Bank of America, N.A., dated as of January 19, 2006.

4.	U.S. Revolving Credit Note by and between Mayor’s Jewelers, Inc. and GMAC Business Credit, LLC, dated as of January 19, 2006.

5.	U.S. Revolving Credit Note by and between Mayor’s Jewelers, Inc. and Lasalle Retail Finance, a Division of Lasalle Business Credit, LLC, as agent For Lasalle Bank Midwest National Association, dated as of January 19, 2006.

6.	Canadian Revolving Credit Note by and between Birks & Mayors Inc. and Bank of America, N.A. (acting through its Canadian branch), dated as of January 19, 2006.

7.	Canadian Revolving Credit Note by and between Birks & Mayors Inc. and GMAC Commercial Finance Corporation - Canada, dated as of January 19, 2006.

8.	Canadian Revolving Credit Note by and between Birks & Mayors Inc. and Lasalle Business Credit, a Division of ABN AMRO Bank N.V., Canada Branch, dated as of January 19, 2006.

9.	Stock Pledge Agreement by and between Birks & Mayors Inc., Mayor’s Jewelers, Inc., Bank of America, N.A. and Bank of America, N.A. (acting through its Canadian branch), dated as of January 19, 2006.

10.	Trademark Collateral Security And Pledge Agreement by and between Birks & Mayors Inc., and its various subsidiaries, including Mayor’s Jewelers, Inc., Bank of America, N.A. and Bank of America, N.A. (acting through its Canadian branch), dated as of January 19, 2006.

11.	Intercompany Indemnity, Subrogation and Contribution Agreement by and between Birks & Mayors Inc. and Mayor’s Jewelers, Inc., dated as of January 19, 2006.

12.	Guaranty by and between certain subsidiaries of Birks & Mayors Inc., dated as of January 19, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS & MAYORS INC.

Date: January 25, 2006	By:	/s/ Michael Rabinovitch
Michael Rabinovitch
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 10.1	Revolving Credit, Tranche B Loan and Security Agreement by and between Birks & Mayors Inc., the Canadian borrower, Mayor’s Jewelers, Inc., as the United States borrower, Bank of America, N.A., GMAC Commercial Finance LLC and Back Bay Capital Funding LLC, dated as of January 19, 2006.

Exhibit 10.2	Tranche B Note by and between Mayor’s Jewelers, Inc. and Back Bay Capital Funding LLC, dated as of January 19, 2006.

Exhibit 10.3	U.S. Revolving Credit Note by and between Mayor’s Jewelers, Inc. and Bank of America, N.A., dated as of January 19, 2006.

Exhibit 10.4	U.S. Revolving Credit Note by and between Mayor’s Jewelers, Inc. and GMAC Business Credit, LLC, dated as of January 19, 2006.

Exhibit 10.5	U.S. Revolving Credit Note by and between Mayor’s Jewelers, Inc. and Lasalle Retail Finance, a Division of Lasalle Business Credit, LLC, as agent For Lasalle Bank Midwest National Association, dated as of January 19, 2006.

Exhibit 10.6	Canadian Revolving Credit Note by and between Birks & Mayors Inc. and Bank of America, N.A. (acting through its Canadian branch), dated as of January 19, 2006.

Exhibit 10.7	Canadian Revolving Credit Note by and between Birks & Mayors Inc. and GMAC Commercial Finance Corporation - Canada, dated as of January 19, 2006.

Exhibit 10.8	Canadian Revolving Credit Note by and between Birks & Mayors Inc. and Lasalle Business Credit, a Division of ABN AMRO Bank N.V., Canada Branch, dated as of January 19, 2006.

Exhibit 10.9	Stock Pledge Agreement by and between Birks & Mayors Inc., Mayor’s Jewelers, Inc., Bank of America, N.A. and Bank of America, N.A. (acting through its Canadian branch), dated as of January 19, 2006.

Exhibit 10.10	Trademark Collateral Security And Pledge Agreement by and between Birks & Mayors Inc., and its various subsidiaries, including Mayor’s Jewelers, Inc., Bank of America, N.A. and Bank of America, N.A. (acting through its Canadian branch), dated as of January 19, 2006.

Exhibit 10.11	Intercompany Indemnity, Subrogation and Contribution Agreement by and between Birks & Mayors Inc. and Mayor’s Jewelers, Inc., dated as of January 19, 2006.

Exhibit 10.12	Guaranty by and between certain subsidiaries of Birks & Mayors Inc., dated as of January 19, 2006.

Exhibit 10.1

EXECUTION COPY

REVOLVING CREDIT,

TRANCHE B LOAN AND SECURITY AGREEMENT

BANK OF AMERICA, N.A.

ADMINISTRATIVE, DOCUMENTATION

AND COLLATERAL AGENT AND CO-LEAD ARRANGER FOR

THE LENDERS NAMED HEREIN

GMAC COMMERCIAL FINANCE LLC

SYNDICATION AGENT AND CO-LEAD ARRANGER

BACK BAY CAPITAL FUNDING LLC

THE TRANCHE B LENDER

MAYOR’S JEWELERS, INC.

The U.S. Borrower

BIRKS & MAYORS INC.

The Canadian Borrower

COLLECTIVELY, THE BORROWERS

AND THEIR SUBSIDIARIES PARTY HERETO,

AS GUARANTORS

January 19, 2006

i

(continued)

(continued)

(continued)

(continued)

v

(continued)

Exhibits

Exhibit A	Form of Borrowing Base Report
Exhibit B-1	Form of U.S. Revolving Credit Note
Exhibit B-2	Form of Canadian Revolving Credit Note
Exhibit C	Form of Loan Request
Exhibit D	Form of Tranche B Note
Exhibit E	Form of Compliance Certificate
Exhibit F(i)	Assignment and Acceptance / Revolving Credit
Exhibit F(ii)	Assignment and Acceptance / Tranche B Loan

Schedules

Schedule 1	Lenders and Commitments
Schedule 2.11.1	Reserves
Schedule 4	Existing Letters of Credit
Schedule 7.2	Governmental Approvals
Schedule 7.3	Title to Properties; Leases
Schedule 7.5	Material Adverse Changes
Schedule 7.7	Litigation
Schedule 7.8	Contracts
Schedule 7.10	Tax Status
Schedule 7.15	Certain Transactions
Schedule 7.18	Environmental Compliance
Schedule 7.19	Subsidiaries Etc.
Schedule 7.20(a)	Deposit Accounts
Schedule 7.20(b)	Credit Card Arrangements
Schedule 8.4(h)	Other Reports
Schedule 8.7.1	Insurance Policies
Schedule 8.10	Noncompliance with Laws, Contracts, Licenses and Permits
Schedule 9.1	Existing Indebtedness
Schedule 9.2	Existing Liens
Schedule 9.2.2	Restrictions on Negative Pledges and Upstream Limitations
Schedule 9.3	Existing Investments
Schedule 9.4	Restricted Payments
Schedule 9.9	Permitted Store Closings
Schedule 9.11	Transactions with Affiliates
Schedule 15.2	Processing and Recordation Fees

REVOLVING CREDIT, TRANCHE B
LOAN AND SECURITY AGREEMENT	Bank of America, N.A.
ADMINISTRATIVE,
DOCUMENTATION AND
COLLATERAL AGENT

As of January 19, 2006

This REVOLVING CREDIT, TRANCHE B LOAN AND SECURITY AGREEMENT is made by and among

Bank of America, N.A., a national banking association, with offices at 40 Broad Street, Boston, Massachusetts 02109, as Administrative Agent for itself and the other Lenders,

and

Bank of America, N.A. (acting through its Canada branch), a national banking association, with offices at 200 Front Street West, Suite 2700, Toronto, Ontario M5V 3L2, Canada, as Canadian Agent for itself and the other Lenders,

and

Bank of America, N.A., a national banking association, with offices at 40 Broad Street, Boston, Massachusetts 02109, and the other U.S. Lenders party hereto,

and

Bank of America, N.A. (acting through its Canada branch), a national banking association, with offices at 200 Front Street West, Suite 2700, Toronto, Ontario M5V 3L2, Canada and the other Canadian Lenders party hereto,

and

GMAC Commercial Finance LLC, a Delaware limited liability company, with offices at 3000 Town Center, Suite 280, Southfield, Michigan 48075, as Syndication Agent,

and

Back Bay Capital Funding LLC, a Delaware limited liability company, with offices at 40 Broad Street, Boston, Massachusetts 02109, as Tranche B Lender,

and

Mayor’s Jewelers, Inc., a Delaware corporation (“Mayor’s” or the “U.S. Borrower”), and Birks & Mayors Inc. (f/k/a Henry Birks & Sons Inc.), a Canadian corporation (“Birks” or the “Canadian Borrower”), Mayor’s having its principal place of business at 5870 North Hiatus Road, Tamarac, Florida 33321, and Birks having its principal place of business at 1240 Square Phillips, Montréal, Québec, Canada, H3B 3H4, and the other Subsidiaries of Mayor’s and Birks parties hereto.

In consideration of the mutual covenants contained herein and benefits derived herefrom

WITNESSETH:

1. DEFINITIONS AND RULES OF INTERPRETATION.

1.1. Definitions. The following terms shall have the meanings set forth in this §1 or elsewhere in the provisions of this Agreement referred to below:

Accounts Receivable. All rights of the Borrowers, the Guarantors, or any of their Subsidiaries to payment for goods sold, leased or otherwise marketed in the ordinary course of business and all rights of the Borrowers or any of their Subsidiaries to payment for services rendered in the ordinary course of business and all sums of money or other proceeds due thereon pursuant to transactions with account debtors, except for that portion of the sum of money or other proceeds due thereon that relate to sales, use or property Taxes in conjunction with such transactions, recorded on the books of account in accordance with GAAP.

Administrative Agent. Bank of America, N.A., acting as administrative agent for the U.S. Lenders and the Tranche B Lender, as collateral agent for the Lenders in respect of the Collateral of the U.S. Loan Parties and the Canadian Loan Parties situated in the United States, and as documentation agent for the Lenders and each other Person appointed as the successor Administrative Agent in accordance with §14.9.

Administrative Agent Fees. See §5.1.1.

Administrative Agent’s Office. The Administrative Agent’s office located at 40 Broad Street, Boston, Massachusetts 02109, or at such other location as the Administrative Agent may designate from time to time.

Administrative Agent’s Special Counsel. Bingham McCutchen LLP or such other counsel as may be approved by the Administrative Agent.

Affiliate. Any Person that would be considered to be an affiliate of another Person under Rule 144(a) of the Rules and Regulations of the Securities and Exchange Commission, as in effect on the date hereof, if such Person were issuing securities.

Agent Fees. The Administrative Agent Fees, the Canadian Agent Fees and the Syndication Agent Fees.

Agents. Collectively, the Administrative Agent, the Canadian Agent and the Syndication Agent.

Agents Fee Letter. The fee letter dated as of January 19, 2006, among the Borrowers and the Agents.

Agreement. This Revolving Credit, Tranche B Loan and Security Agreement, including the Schedules and Exhibits hereto.

Applicable Agent. With respect to (a) the U.S. Borrower, all Loans and Letters of Credit made to or issued for the benefit of the U.S. Borrower, and all matters concerning Collateral of the U.S. Loan Parties and the Canadian Loan Parties situated in the United States, the Administrative Agent, and (b) the Canadian Borrower, all Loans and Letters of Credit made to or issued for the benefit of the Canadian Borrower, and all matters concerning Collateral of the Canadian Loan Parties and the U.S. Loan Parties situated in Canada, the Canadian Agent.

Applicable L/C Issuer. With respect to (a) the U.S. Borrower, Bank of America in its capacity as issuer of Letters of Credit for the account of the U.S. Borrower hereunder, and (b) the Canadian Borrower, Bank of America-Canada Branch, in its capacity as issuer of Letters of Credit for the account of the Canadian Borrower hereunder, in each case, or any permitted successor issuer of Letters of Credit hereunder.

Applicable Lenders. With respect to (a) Credit Extensions made to the U.S. Borrower, the U.S. Lenders, and (b) Credit Extensions made to the Canadian Borrower, the Canadian Lenders.

Applicable Margin. The Applicable Margin for each calendar quarter shall be the applicable margin set forth below with respect to the average daily level of Availability during the previous calendar quarter:

Level	Availability	Applicable Margin for Base Rate Loans	Applicable Margin for Eurodollar Rate Loans	Applicable Margin for Canadian Prime Rate Loans	Applicable Margin for BA Equivalent Loans
I	Greater than $20,000,000 and a Fixed Charge Coverage Ratio greater than 1.25 to 1.00	0.00%	1.25%	0.00%	1.25%

II	Greater than $20,000,000 and a Fixed Charge Coverage Ratio less than or equal to 1.25 to 1.00; or Less than or equal to $20,000,000 but greater than $15,000,000	0.00%	1.50%	0.00%	1.50%

III	Less than or equal to $15,000,000 but greater than $7,500,000	0.25%	1.75%	0.25%	1.75%

IV	Less than $7,500,000	0.25%	2.00%	0.25%	2.00%

Notwithstanding the foregoing, provided no Event of Default has occurred and is continuing, the Applicable Margin in effect from the Closing Date through the six month anniversary of the Closing Date shall be no higher than as set forth in Level II above.

Applicable Pension Legislation. At any time, any pension or retirement benefits legislation (be it national, federal, provincial, territorial or otherwise) then applicable to the Borrowers or any of their Subsidiaries.

Applicable Percentage. With respect to any Revolving Credit Lender at any time, the percentage (carried out to the ninth decimal place) of the U.S. Total Commitment or the Canadian Total Commitment, as applicable, or, where expressly provided herein, the Total Commitment, represented by such Revolving Credit Lender’s U.S. Commitment or Canadian Commitment, as the case may be, at such time. If the commitment of each Revolving Credit Lender to make Loans and the obligation of the L/C Issuers to make L/C Credit Extensions have been terminated pursuant to §13.2 or if the U.S. Total Commitment or the Canadian Total Commitment, as applicable, has expired, then the Applicable Percentage of each Revolving Credit Lender shall be determined based on the Applicable Percentage of such Revolving Credit Lender most recently in effect, giving effect to any subsequent assignments. The initial Applicable Percentage of each Revolving Credit Lender is set forth opposite the name of such Lender on Schedule 1 or in the Assignment and Acceptance pursuant to which such Revolving Credit Lender becomes a party hereto, as applicable.

Appraised A/R Liquidation Value. The product of (a) the net book value of Eligible Private Label and Corporate Accounts multiplied by (b) the percentage with regards to each category of accounts determined from the then most recent appraisal of Eligible Private Label and Corporate Accounts undertaken at the request of the Administrative Agent, to reflect the appraised estimate of the net recovery on the Eligible Private Label and Corporate Accounts on a forced liquidation basis.

Appraised A/R Percentage. 80%.

Appraised Inventory Liquidation Value. With respect to each Eligible Inventory Category, the product of (a) the Cost of Eligible Inventory (net of Inventory Reserves) of such Eligible Inventory Category multiplied by (b) that percentage with regards to each category of Inventory, determined from the then most recent appraisal of the Borrowers’ Inventory undertaken at the request of the Administrative Agent, to reflect the appraiser’s estimate of the net recovery on the relevant Borrower’s Inventory in the event of an in-store liquidation of that Inventory.

Approved Fund. Any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

Assignee Group. Means two or more Eligible Assignees that are Affiliates of one another or two or more Approved Funds managed by the same investment advisor.

Assignment and Acceptance. See §15.2.

Availability: The lesser of (a) or (b), where:

(a)	is the result of

(i)	The Total Commitment;

Minus

(ii)	The Dollar Equivalent of the Outstanding Amount of the Revolving Credit Loans (after giving effect to all amounts requested);

Minus

(iii)	The Dollar Equivalent of the Outstanding Amount of L/C Obligations.

(b)	is the result of

(i)	The Dollar Equivalent of the Borrowing Base;

Minus

(ii)	The Dollar Equivalent of the Outstanding Amount of the Revolving Credit Loans (after giving effect to all amounts requested);

Minus

(iii)	The Dollar Equivalent of the Outstanding Amount of L/C Obligations.

Availability Reserves. Such reserves as the Administrative Agent from time to time determines in the Administrative Agent’s reasonable discretion as being appropriate (determined in accordance with its customary credit considerations) to reflect the impediments to the Applicable Agent’s ability to realize upon the Collateral. Without limiting the generality of the foregoing, Availability Reserves may include (but are not limited to) reserves based on the following:

(a)	lease reserves;

(b)	Customer Credit Liabilities;

(c)	Taxes which might have priority over the interests of the Administrative Agent or Canadian Agent in the Collateral; provided, however, such Taxes shall not include ad valorem or sales or goods and services Tax to the extent that the Borrowers have paid or remitted such amounts as and when due; and

(d)	outstanding accounts payable owing to consignment vendors.

BA Equivalent Loan. Any Loan in CD$ bearing interest at a rate determined by reference to the BA Rate in accordance with the provisions of §2.8.1(d).

BA Equivalent Loan Borrowing. Any Borrowing comprised of BA Equivalent Loans.

BA Rate. For the Interest Period of each BA Equivalent Loan, the rate of interest per annum equal to the annual rate of interest quoted on the Business Day which is the first day of such Interest Period by Bank of America-Canada Branch in accordance with its normal practice as being its rate of interest applicable to CD$ bankers’ acceptances for a face amount similar to the amount of the applicable BA Equivalent Loan and for a term similar to the applicable Interest Period.

Balance Sheet Date. September 24, 2005.

Bank of America. Bank of America, N.A., a national banking association.

Bank of America-Canada Branch. Bank of America, N.A. (acting through its Canada branch).

Base Rate. For any day a fluctuating rate per annum equal to the higher of (a) the Federal Funds Rate plus 1/2 of 1% and (b) the rate of interest in effect for such day as publicly announced from time to time by Bank of America as its “prime rate.” The “prime rate” is a rate set by Bank of America based upon various factors including Bank of America’s costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above, or below such announced rate. Any change in such rate announced by Bank of America shall take effect at the opening of business on the day specified in the public announcement of such change.

Base Rate Loans. Revolving Credit Loans bearing interest calculated by reference to the Base Rate.

Birks. Birks & Mayors Inc. (f/k/a Henry Birks & Sons Inc.).

Borrower(s). The U.S. Borrower and the Canadian Borrower.

Borrowers’ Representative. Mayor’s.

Borrowing Base. The sum of (a) the U.S. Borrowing Base plus (b) the Dollar Equivalent of the Canadian Borrowing Base.

Borrowing Base Report. A Borrowing Base Report signed by the Group Vice President Finance of the Borrowers’ Representative, the chief financial officer of either Borrower or such other officer of either Borrower duly authorized by the board of directors of the applicable Borrower (with evidence of such authorization, in form and substance satisfactory to the Administrative Agent, having been provided to the Administrative Agent), and in substantially the form of Exhibit A hereto.

Business Day. Any day other than a Saturday, Sunday or other day on which commercial banks are authorized to close under the laws of, or are in fact closed in, the state where the Administrative Agent’s Office is located and Florida and, if such day relates to any Eurodollar Rate Loan, means any such day on which dealings in Dollar deposits are conducted by and between banks in the London interbank eurodollar market. When used in connection with any Loan made to the Canadian Borrower, the term “Business Day” shall also exclude any day on which commercial banks are authorized or required by law to be closed in Toronto, Ontario, Canada or in Montréal, Québec, Canada.

Buyout Acceptance Notice. See §3.7.

Buyout Exercise Notice. A notice from the Administrative Agent to the Tranche B Lender that the Administrative Agent intends to grant, consent to, or otherwise approve, a sale or transfer by the U.S. Borrower and its Subsidiaries of assets at a time when an OverLoan exists or an OverLoan will exist, or is projected to exist, upon the completion of such sale or transfer.

Buyout Exercise Period. Any time (a) within sixty (60) days following any Standstill Termination Date, (b) within ten (10) days following the Tranche B Lender’s receipt of a Buyout Exercise Notice or (c) after the Lenders have accelerated the maturity of the Loans pursuant to §13.1.

Canadian Agent. Bank of America-Canada Branch, having a branch in Toronto, Ontario, Canada, acting as administrative agent for the Canadian Lenders and as collateral agent for the Lenders in respect of the Collateral of the Canadian Loan Parties and the U.S. Loan Parties situated in Canada, or any successor appointed pursuant to the provisions hereof.

Canadian Agent Fees. See §5.1.2.

Canadian Agent’s Office. The Canadian Agent’s office located at 200 Front Street West, Suite 2700, Toronto, Ontario, Canada M5V 3L2, or at such other location as the Canadian Agent may designate from time to time.

Canadian Availability: The lesser of (a) or (b), where:

(a)	is the result of

(i)	The Canadian Total Commitment;

Minus

(ii)	The CD$ Equivalent of the Outstanding Amount of the Revolving Credit Loans in favor of the Canadian Borrower (after giving effect to all amounts requested on behalf of the Canadian Borrower);

Minus

(iii)	The CD$ Equivalent of the Outstanding Amount of L/C Obligations of the Canadian Borrower; and

(b)	is the result of

(i)	The CD$ Equivalent of the Borrowing Base;

Minus

(ii)	The CD$ Equivalent of the Outstanding Amount of the Revolving Credit Loans (after giving effect to all amounts requested);

Minus

(iii)	The CD$ Equivalent of the Outstanding Amount of L/C Obligations.

Canadian Borrower. Birks.

Canadian Borrowing Base. The result of the following:

(a)	The CD$ Equivalent of the Canadian Borrower Inventory Advance Rate Percentage of the Appraised Inventory Liquidation Value of each Eligible Inventory Category owned by the Canadian Borrower;

Plus

(b)	The CD$ Equivalent of the Appraised A/R Percentage of the Appraised A/R Liquidation Value of Eligible Private Label and Corporate Accounts of the Canadian Borrower;

Plus

(c)	85% of the CD$ Equivalent of the Eligible Major Credit Card Receivables of the Canadian Borrower;

Minus

(d)	The CD$ Equivalent of all Reserves applicable to the Canadian Borrower and its Collateral.

Canadian Borrower Inventory Advance Rate Percentage. (a) Prior to the Tranche B Loan Payoff Date, (i) 85% for the period commencing on July 1 through January 31 of each fiscal year and (ii) 92% for the period commencing on February 1 through June 30 of each fiscal year, and (b) from and after the Tranche B Loan Payoff Date, 92%.

Canadian Commitment. With respect to each Canadian Lender, the amount set forth on Schedule 1 hereto as the amount of such Canadian Lender’s commitment in CD$ to make Revolving Credit Loans to, and to participate in the issuance, extension and renewal of Letters of Credit for the account of, the Canadian Borrower, as the same may be reduced from time to time; or if such commitment is terminated pursuant to the provisions hereof, zero.

Canadian Commitment Sublimit. CD$80,000,000.

Canadian Concentration Account. See §8.14.1(b).

Canadian Interim Concentration Account. Deposit Accounts (other than Local Accounts and the Concentration Accounts) maintained by the Canadian Borrower with financial institutions which have entered into Control Agreements.

Canadian Lenders. The Lenders having Canadian Commitments from time to time or at any time. It is acknowledged and understood that, as of the Closing Date, each Canadian Lender shall be a Canadian Qualified Lender.

Canadian Lending Office. Initially, the office of each Canadian Lender designated as such in Schedule 1 hereto; thereafter, such other office of such Canadian Lender, if any, located within Canada that will be making or maintaining Canadian Prime Rate Loans and BA Equivalent Loans.

Canadian Loan Parties. Collectively, the Canadian Borrower and each Guarantor which is a Canadian Subsidiary.

Canadian Local Accounts. Deposit Accounts maintained for the benefit of a single retail location of the Canadian Borrower.

Canadian Obligations. All Obligations of the Canadian Loan Parties under this Agreement and the other Loan Documents.

Canadian Operating Account. See §2.9.2.

Canadian Prime Rate. The rate of interest publicly announced from time to time by Bank of America-Canada Branch as its reference rate of interest for loans made in

Canadian dollars to Canadian customers and designated as its “prime” rate. It is a rate set by Bank of America-Canada Branch based upon various factors, including Bank of America-Canada Branch’s costs and desired return, general economic conditions and other factors and is used as a reference point for pricing some loans. Any change in the Canadian Prime Rate due to a change in Bank of America-Canada Branch’s Canadian Prime Rate shall be effective on the effective date of such change in Bank of America-Canada Branch’s prime rate.

Canadian Prime Rate Loan. Revolving Credit Loans bearing interest calculated by reference to the Canadian Prime Rate.

Canadian Qualified Lender. A financial institution that is (i) not a non-resident of Canada for the purpose of the Income Tax Act (Canada), or (ii) an “authorized foreign bank” as defined in Section 2 of the Bank Act (Canada) and in subsection 248(1) of the Income Tax Act (Canada), that is not subject to the restrictions and requirements referred to in subsection 524(2) of the Bank Act (Canada) and that will receive all amounts paid or credited to it under its Revolving Credit Loans and under the Loan Documents in respect of its “Canadian banking business” as defined in subsection 248(1) of the Income Tax Act (Canada) for the purposes of paragraph 212(13.3)(a) of the Income Tax Act (Canada).

Canadian Revolver Exposure. As of any date, the sum of the CD$ Equivalent of the Outstanding Amount of all Revolving Credit Loans made to the Canadian Borrower as of such date plus the CD$ Equivalent of the Outstanding Amount of all L/C Obligations of the Canadian Borrower as of such date.

Canadian Security Documents. The General Security Agreement and the deed of hypothec charging the universality of moveable property each granted by the Canadian Borrower and its Canadian Subsidiaries in favor of the Canadian Agent, together with all pledge agreements and other instruments and documents, including without limitation PPSA financing statements and certified statements issued by the Québec Register of Personal and Movable Real Rights, required to be executed or delivered pursuant to any Canadian Security Document.

Canadian Subsidiaries. All Subsidiaries of the Canadian Borrower organized under the laws of Canada or any province or territory thereof.

Canadian Total Commitment. The aggregate of the Canadian Commitments of all Canadian Lenders.

Capital Assets. Fixed assets, both tangible (such as land, buildings, fixtures, machinery and equipment) and intangible (such as patents, copyrights, trademarks, franchises and goodwill); provided that Capital Assets shall not include any item customarily charged directly to expense or depreciated over a useful life of twelve (12) months or less in accordance with GAAP.

Capital Expenditures. Amounts paid or Indebtedness incurred by the Borrowers or any of their Subsidiaries in connection with (i) the purchase or lease by the Borrowers or any of their Subsidiaries of Capital Assets that would be required to be capitalized and shown on the balance sheet of such Person in accordance with GAAP or (ii) the lease of any assets by the Borrowers or any of their Subsidiaries as lessee under any Synthetic Lease to the extent that such assets would have been Capital Assets had the Synthetic Lease been treated for accounting purposes as a Capitalized Lease.

Capitalized Leases. Leases under which the Borrowers or any of their Subsidiaries is the lessee or obligor, the discounted future rental payment obligations under which are required to be capitalized on the balance sheet of the lessee or obligor in accordance with GAAP.

Capital Stock. Any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation) and any and all warrants, rights or options to purchase any of the foregoing.

Cash Collateralize. See §4.7.

Cash Equivalents. As to the Borrowers and their Subsidiaries, (a) securities issued or directly and fully guaranteed or insured by the United States of America or Canada or any state or province thereof and having a maturity of not more than six (6) months from the date of acquisition; (b) certificates of deposit, time deposits and Eurodollar time deposits with maturities of twelve (12) months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six (6) months and overnight bank deposits, in each case, (i) with any Lenders or (ii) with any domestic commercial bank organized under the laws of the United States of America or Canada or any state, province or territory thereof, in each case having a rating of not less than A or its equivalent by S&P or any successor and having capital and surplus in excess of $1,000,000,000; (c) repurchase obligations with a term of not more than seven (7) days for underlying securities of the types described in clauses (a) and (b) above; and (d) any commercial paper or finance company paper issued by (i) any Lender or any holding company controlling any Lender or (ii) any other Person that is rated not less than “P-1” or “A-1” or their equivalents by Moody’s or S&P or their successors.

CD$. Canadian dollars.

CD$ Equivalent. At any time, with respect to any amount denominated in Dollars, the equivalent amount thereof in CD$ as determined by the Administrative Agent or the Applicable L/C Issuer, as the case may be, at such time on the basis of the Spot Rate for the purchase of CD$ with Dollars.

CERCLA. See §7.18(a).

Change of Control. At any time, the occurrence of one or more of the following events: (i) Birks shall cease to own directly or indirectly at least fifty-one percent (51%)

of the Voting Stock of Mayor’s and (ii) Regaluxe and Montrolux SA shall cease to own directly or indirectly at least fifty-one percent (51%) of the votes attaching to the Voting Stock of Birks.

Closing Date. The first date on which the conditions set forth in §11 have been satisfied and any Revolving Credit Loans or Tranche B Loans are to be made (or deemed made in the case of the Tranche B Loan) or any Letter of Credit is to be issued hereunder.

Code. The Internal Revenue Code of 1986.

Collateral. See §6.1.

Commitment Reduction Percentage. See §2.4.3.

Commitments. Collectively, the U.S. Commitments and the Canadian Commitments.

Compliance Certificate. See §8.4(d).

Concentration Accounts. Collectively, the U.S. Concentration Account and the Canadian Concentration Account.

Consolidated or consolidated. With reference to any term defined herein, shall mean that term as applied to the accounts of the Borrowers and their Subsidiaries, consolidated in accordance with GAAP.

Consolidated EBITDA. With respect to any fiscal period, an amount equal to the sum of (a) Consolidated Net Income of the Borrowers and their Subsidiaries for such fiscal period, plus (b) in each case to the extent deducted in the calculation of such Persons’ Consolidated Net Income and without duplication, (i) depreciation and amortization for such period, plus (ii) income tax expense for such period, plus (iii) Consolidated Total Interest Expense paid or accrued during such period, plus (iv) other noncash charges for such period, all as determined in accordance with GAAP.

Consolidated Fixed Charges. For any period of the Borrowers and their Subsidiaries, determined on a Consolidated basis, without duplication, the sum of (a) Consolidated Total Interest Expense accrued during such period, plus (b) scheduled payments of principal with respect to Indebtedness during such period. For purposes of determining the Fixed Charge Coverage Ratio, the following shall be excluded from the definition of Consolidated Fixed Charges: (a) all repayments, past or future, of the Tranche B Loan; (b) all repayments of the Regaluxe Debt; and (c) all repayments of subordinated debt of the Borrowers, provided that such repayments of subordinated debt are made with proceeds of equity issuances that have been approved by the Administrative Agent in its reasonable discretion.

Consolidated Net Income (or Deficit). The consolidated net income (or deficit) of the Borrowers and their Subsidiaries, after deduction of all expenses, Taxes, and other proper charges, determined in accordance with GAAP, after eliminating therefrom all extraordinary nonrecurring items of income and expense.

Consolidated Total Interest Expense. For any period, the aggregate amount of interest required to be paid or accrued by the Borrowers and their Subsidiaries during such period on all Indebtedness of the Borrowers and their Subsidiaries outstanding during all or any part of such period, whether such interest was or is required to be reflected as an item of expense or capitalized, including payments consisting of interest in respect of any Capitalized Lease or any Synthetic Lease, and including commitment fees, agency fees, facility fees, balance deficiency fees and similar fees or expenses in connection with the borrowing of money.

Control Agreement(s). See §6.3.2.

Conversion Request. A notice given by the Borrower’s Representative to the Applicable Agent of a Borrower’s election to convert or continue a Loan in accordance with §2.16.

Cost. The calculated cost of purchases, based upon the Borrowers’ accounting practices, known to the Administrative Agent, which practices are in effect on the date on which this Agreement was executed as such calculated cost is determined from: invoices received by the Borrowers; the Borrowers’ purchase journal; or the Borrowers’ stock ledger. “Cost” does not include inventory capitalization costs or other non-purchase price charges used in the Borrowers’ calculation of cost of goods sold but does include Freight Taxes and Duties. The Cost of Eligible Inventory will be determined in a manner consistent with the Borrowers’ then current tracking practices, based on the Borrowers’ stock ledger inventory.

Credit Extensions. With respect to any Borrower, all Revolving Credit Loans made to and all L/C Obligations incurred by such Borrower.

Customer Credit Liability. Gift certificates, customer deposits, offsets, merchandise credits, layaway obligations, frequent shopping programs, and similar liabilities of the Borrowers and their Subsidiaries to their retail customers and prospective customers.

Debtor Relief Laws. The Bankruptcy Code of the United States, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-up Act (Canada), and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, dissolution or similar debtor relief laws of the United States, Canada or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

Default. Any occurrence, circumstance, or state of facts with respect to the Borrowers which (a) is an Event of Default; or (b) would become an Event of Default if any requisite notice were given and/or any requisite period of time were to run and such occurrence, circumstance, or state of facts were not absolutely cured within any applicable grace period.

Delinquent Lender. See §14.5.3.

Deposit Account. See §6.3.2.

Distribution. The declaration or payment of any dividend on or in respect of any shares of any class of Capital Stock of the Borrowers, other than dividends payable solely in shares of common stock of the Borrowers; the purchase, redemption, defeasance, retirement or other acquisition of any shares of any class of Capital Stock of the Borrowers, directly or indirectly through a Subsidiary of the Borrowers or otherwise (including the setting apart of assets for a sinking or other analogous fund to be used for such purpose); the return of capital by the Borrowers to their shareholders as such; or any other distribution on or in respect of any shares of any class of Capital Stock of the Borrowers.

Dollars or $. Dollars in lawful currency of the United States of America.

Dollar Equivalent. At any time, (a) with respect to any amount denominated in Dollars, such amount, and (b) with respect to any amount denominated in any currency other than Dollars, the equivalent amount thereof in Dollars as determined by the Administrative Agent or the Applicable L/C Issuer, as the case may be, at such time on the basis of the Spot Rate for the purchase of Dollars with such alternative currency.

Domestic Lending Office. Initially, the office of each U.S. Lender designated as such in Schedule 1 hereto; thereafter, such other office of such U.S. Lender, if any, located within the United States that will be making or maintaining Base Rate Loans.

Domestic Subsidiaries. All Subsidiaries of the U.S. Borrower organized under the laws of the United States of America.

Drawdown Date. The date on which any Revolving Credit Loan is made or is to be made, and the date on which any Revolving Credit Loan is converted or continued in accordance with §2.16.

Eligible Assignee. (a) a Lender; (b) an Affiliate of a Lender; (c) an Approved Fund; and (d) any other Person (other than a natural person) approved by (i) the Administrative Agent and the Applicable L/C Issuer, and (ii) unless an Event of Default has occurred and is continuing, the Borrowers’ Representative (each such approval not to be unreasonably withheld or delayed); provided that notwithstanding the foregoing, “Eligible Assignee” shall not include (A) the Borrowers or any Borrower’s Affiliates or Subsidiaries or (B) unless an Event of Default has occurred and is continuing, any Affiliate of a U.S. Lender or any Approved Fund, in either case that is a Foreign Lender and thereby subjects the Borrowers to additional Taxes pursuant to §5.3.2. It is acknowledged and understood that either the Administrative Agent or, provided no Event of Default has occurred and is continuing, the Borrowers’ Representative may, in its discretion, decline to give its approval to any Person as an assignee of any Canadian Lender if such Person is not a Canadian Qualified Lender.

Eligible Inventory. All of the Borrowers’ and Henry Birks & Sons U.S., Inc.’s Inventory at such locations, and of such types, character, qualities and quantities, as the Administrative Agent in its reasonable discretion (based on customary credit considerations of the Administrative Agent) from time to time determines to be acceptable for borrowing, as to which Inventory, the Applicable Agent has a perfected security interest which is prior and superior to all security interests, claims, and Liens.

Eligible Inventory Category. In respect of any Borrower or Henry Birks & Sons U.S., Inc., the categories of Inventory set forth below or such other categories as may be determined by the Agents from time to time in their reasonable discretion:

U.S. Borrower Eligible Inventory Category	Canadian Borrower Eligible Inventory Category
Basic Diamonds	Watches and Clocks

Fashion Diamonds	Fine Jewelry

Colored Stones	Bridal

Pearls	Giftware

Gold Jewelry	Loose Stones

Estate Jewelry	Silver

Rolex Watches	Gold

Cartier Watches	Service

Other Watches

Giftware

Loose Stones

Parts

Eligible Major Credit Card Receivables. Accounts Receivable due to a Borrower or Henry Birks & Sons U.S., Inc. on a non-recourse basis from Visa, Mastercard, American Express Co., Discovercard, Wells Fargo U.S.A., Wells Fargo (Canada) and other major credit card processors reasonably acceptable to the Administrative Agent, as arise in the ordinary course of business and which have been earned by performance. Without limiting the foregoing, none of the following shall be deemed to be Eligible Credit Card Receivables:

(a)	Accounts Receivable that have been outstanding for more than five (5) Business Days from the date of sale;

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(b)	Accounts Receivable with respect to which a Borrower does not have good, valid and marketable title thereto, free and clear of any Lien (other than Permitted Liens and Liens granted to the Administrative Agent or the Canadian Agent, as applicable, for its benefit and the ratable benefit of the Applicable Lenders, pursuant to the Security Documents);

(c)	Accounts Receivable that are not subject to a first priority security interest in favor of the Administrative Agent or the Canadian Agent, as applicable, for its benefit and the ratable benefit of the Applicable Lenders;

(d)	Accounts Receivable which are disputed, are with recourse, or with respect to which a claim, counterclaim, offset or chargeback has been asserted (to the extent of such claim, counterclaim, offset or chargeback);

(e)	Except as approved by the Agents, Accounts Receivable due from major credit card processors as to which the credit card processor has the right under certain circumstances to require a Borrower to repurchase the Accounts Receivable from such credit card processor but only to the extent of any such repurchase obligation; or

(f)	Accounts Receivable due from major credit card processors (other than Visa, Mastercard, American Express Co. and Discovercard) which the Administrative Agent determines in its commercially reasonable discretion acting in good faith to be unlikely to be collected.

Eligible Private Label and Corporate Accounts. Accounts Receivable due on the Borrowers’ and Henry Birks & Sons U.S., Inc.’s private label credit card programs and all Accounts Receivable due from corporate sales receivables and wholesale receivables of the Borrowers and Henry Birks & Sons U.S., Inc., in each case which are deemed in the reasonable discretion of the Administrative Agent to be eligible. The Administrative Agent shall act in good faith at all times when determining such eligibility.

Employee Benefit Plan. Any employee benefit plan within the meaning of §3(3) of ERISA maintained or contributed to by the Borrowers or any ERISA Affiliate, other than a Guaranteed Pension Plan or a Multiemployer Plan.

Environmental Laws. See §7.18(a).

EPA. See §7.18(b).

ERISA. The Employee Retirement Income Security Act of 1974.

ERISA Affiliate. Any Person which is treated as a single employer with the Borrowers under §414(b), (c), (m) and (o) of the Code.

ERISA Reportable Event. A reportable event with respect to a Guaranteed Pension Plan within the meaning of §4043 of ERISA and the regulations promulgated thereunder.

Eurodollar Lending Office. Initially, the office of each U.S. Lender designated as such in Schedule 1 hereto; thereafter, such other office of such Lender, if any, that shall be making or maintaining Eurodollar Rate Loans.

Eurodollar Rate. For any Interest Period with respect to a Eurodollar Rate Loan, the rate per annum equal to the British Bankers Association LIBOR Rate (“BBA LIBOR”), as published by Reuters (or other commercially available source providing quotations of BBA LIBOR as designated by the Administrative Agent from time to time) at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period, for Dollar deposits (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period. If such rate is not available at such time for any reason, then the “Eurodollar Rate” for such Interest Period shall be the rate per annum determined by the Administrative Agent to be the rate at which deposits in Dollars for delivery on the first day of such Interest Period in same day funds in the approximate amount of the Eurodollar Rate Loan being made, continued or converted by Bank of America and with a term equivalent to such Interest Period would be offered by Bank of America’s London Branch to major banks in the London interbank eurodollar market at their request at approximately 11:00 a.m. (London time) two Business Days prior to the commencement of such Interest Period.

Eurodollar Rate Loans. Revolving Credit Loans bearing interest calculated by reference to the Eurodollar Rate.

Event of Default. See §13.1.

Excluded Taxes. With respect to the Administrative Agent, the Canadian Agent, any Lender, the L/C Issuer or any other recipient of any payment to be made by or on account of any obligation of any Borrower hereunder, (a) Taxes imposed on or measured by its overall net income (however denominated), on capital (however denominated) and franchise Taxes imposed on it (in lieu of net income Taxes), by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located, (b) any branch profits Taxes imposed by the United States or any similar Tax imposed by any other jurisdiction in which such Borrower or such Lender is located and (c) in the case of a Foreign Lender and except pursuant to an assignment made in accordance with the requirements of §15, any withholding Tax that is imposed on amounts payable to such Foreign Lender at the time such Foreign Lender becomes a party hereto (or designates a new lending office) or is attributable to such Foreign Lender’s failure or inability (other than as a result of a change in law) to comply with §5.3.2, except to the extent that such Foreign Lender (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts from such Borrower with respect to such withholding Tax pursuant to §5.3.2.

Exempt DDA. A depository account maintained by any of the Borrowers, the only contents of which may be transfers from its Operating Account and actually used solely (i) for petty cash purposes; or (ii) for payroll, payroll Taxes and deductions and other employee wages and benefit payments to or for the benefit of the Borrowers’ salaried and hourly employees.

Existing Agent. See §11.15.

Existing Birks Credit Agreement. The Amended and Restated Accounts Receivable Management, Loan and Security Agreement dated July 1, 2004, between Birks, Henry Birks & Sons U.S., Inc. and GMACCF-Canada, as amended and in effect on the date hereof.

Existing Letters of Credit. The letters of credit listed on Schedule 4 hereto issued pursuant to the Existing Mayor’s Credit Agreement.

Existing Mayor’s Credit Agreement. That certain Revolving Credit, Tranche B Loan and Security Agreement, dated as of August 20, 2002, by and among Mayor’s, Mayor’s Jewelers of Florida, Inc. (successor in interest to Mayor’s Jewelers, Inc., a Florida corporation), certain domestic subsidiaries of Mayor’s, FRG and certain other lending institutions party thereto and FRG, as administrative agent for itself and such other lending institutions party thereto.

Federal Funds Rate. For any day, the rate per annum equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that (a) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day shall be the average rate (rounded upward, if necessary, to a whole multiple of 1/100 of 1%) charged to Bank of America on such day on such transactions as determined by the Administrative Agent.

Fees. Collectively, the Unused Fees, the Letter of Credit Fees, the Agent Fees and the Tranche B Lender Fees.

Fiscal. When followed by “month” or “quarter”, the relevant fiscal period based on the Borrowers’ fiscal year and accounting conventions. When followed by reference to a specific year, the fiscal year which begins in a month of the year to which reference is being made (e.g., if the Borrowers’ fiscal year ends in March 2005 reference to that year would be to the Borrowers’ “Fiscal 2004”).

Fixed Charge Coverage Ratio. For any period, the ratio of (a) Consolidated EBITDA for such period minus payments made in cash during such period in respect of Capital Expenditures incurred during such period or any previous period (other than that portion of such Capital Expenditures financed by lenders other than the Lenders hereunder) minus income taxes paid in cash with respect to such period to (b) Consolidated Fixed Charges.

Foreign Lender. With respect to any Borrower, a Lender to such Borrower that is organized under the laws of a jurisdiction other than (i) a state of the United States or the District of Columbia, in the case of the U.S. Borrower, or (ii) Canada or a province or territory thereof, or is otherwise not a Canadian Qualified Lender, in the case of the Canadian Borrower.

Freight Taxes and Duties. Freight, Taxes and duties included in Inventory in accordance with GAAP.

FRG. Fleet Retail Group LLC (successor in interest to Fleet Retail Finance Inc.), a Delaware limited liability company.

Fund. Means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business.

GAAP or generally accepted accounting principles. (a) In respect of the U.S. Loan Parties, principles that are (i) consistent with the principles promulgated or adopted by the Financial Accounting Standards Board and its predecessors, as in effect from time to time in the United States of America, and (ii) consistently applied with past financial statements of the U.S. Loan Parties adopting the same principles (“U.S. GAAP”), and (b) in respect of the Canadian Loan Parties, (i) for the period commencing on the Closing Date through March 31, 2006, accounting principles that are (x) generally accepted in Canada as recommended in the Handbook of the Canadian Institute of Chartered Accountants or any successor thereto, as in effect from time to time in Canada, and (y) consistently applied with past financial statements of the Canadian Loan Parties adopting the same principles and (ii) from and after April 1, 2006, the principals of U.S. GAAP, provided that in each case referred to above in this definition of “GAAP” a certified public accountant would, insofar as the use of such accounting principles is pertinent, be in a position to deliver an unqualified opinion (other than a qualification regarding changes in GAAP) as to financial statements in which such principles have been properly applied. With respect to all consolidated financial statements of the Borrowers, “GAAP” will be U.S. GAAP.

General Security Agreement. The General Security Agreement dated on or about the Closing Date, by the Canadian Borrower and its Canadian Subsidiaries in favor of the Canadian Agent, for the benefit of the Lenders and the Agents.

GMACCF. GMAC Commercial Finance LLC.

GMACCF-Canada. GMAC Commercial Finance Corporation - Canada.

Gordon Brothers. GB Retail Funding, LLC and its affiliates.

Governing Documents. With respect to any Person, its certificate or articles of incorporation, its by-laws and all shareholder agreements, voting trusts and similar arrangements applicable to any of its Capital Stock.

Governmental Authority. Any foreign, federal, state, regional, local, municipal or other government, or any department, commission, board, bureau, agency, public authority or instrumentality thereof, or any court or arbitrator.

Guaranteed Canadian Obligations. See §6.5(b).

Guaranteed Obligations. Collectively, the Guaranteed U.S. Obligations and the Guaranteed Canadian Obligations.

Guaranteed Pension Plan. Any employee pension benefit plan within the meaning of §3(2) of ERISA maintained or contributed to by the Borrowers or any ERISA Affiliate the benefits of which are guaranteed on termination in full or in part by the PBGC pursuant to Title IV of ERISA, other than a Multiemployer Plan.

Guaranteed U.S. Obligations. See §6.5(a).

Guaranty. Collectively (a) any Guaranty of the Obligations of the U.S. Borrower executed by the Subsidiaries listed on Schedule 7.19 and any other Subsidiaries which hereafter become Guarantors in favor of the Agents, the L/C Issuers and the U.S. Lenders, and (b) any Guaranty of the Obligations of the Canadian Borrower executed by each of the Subsidiaries listed on Schedule 7.19 and any other Subsidiaries which hereafter become Guarantors in favor of the Agents, the L/C Issuer and the Canadian Lenders.

Guarantors. Collectively, all existing and future direct and indirect Subsidiaries of the Borrowers.

Hazardous Substances. See §7.18(b).

Incremental Applicable Margin. The Incremental Applicable Margin for each calendar quarter shall be the applicable margin set forth below:

Incremental Applicable Margin for Base Rate Loans	Incremental Applicable Margin for Eurodollar Rate Loans	Incremental Applicable Margin for Canadian Prime Rate Loans	Incremental Applicable Margin for BA Equivalent Loans
2.75%	4.50%	2.75%	4.50%

Incremental Line Period. The period commencing on the Tranche B Loan Payoff Date through the Maturity Date.

Indebtedness. As to any Person and whether recourse is secured by or is otherwise available against all or only a portion of the assets of such Person and whether or not contingent, but without duplication:

(a)	every obligation of such Person for money borrowed;

(b)	every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses;

(c)	every reimbursement obligation of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person;

(d)	every obligation of such Person issued or assumed as the deferred purchase price of property or services (including securities repurchase agreements but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith);

(e)	every obligation of such Person under any Capitalized Lease;

(f)	every obligation of such Person under any Synthetic Lease;

(g)	all sales by such Person of (i) accounts or general intangibles for money due or to become due, (ii) chattel paper, instruments or documents creating or evidencing a right to payment of money or (iii) other receivables (collectively “receivables”), whether pursuant to a purchase facility or otherwise, other than in connection with the disposition of the business operations of such Person relating thereto or a disposition of defaulted receivables for collection and not as a financing arrangement, and together with any obligation of such Person to pay any discount, interest, fees, indemnities, penalties, recourse, expenses or other amounts in connection therewith;

(h)	every obligation of such Person (an “equity related purchase obligation”) to purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock issued by such Person or any rights measured by the value of such Capital Stock;

(i)	every obligation of such Person under any forward contract, futures contract, swap, option or other financing agreement or arrangement (including, without limitation, caps, floors, collars and similar agreements), the value of which is dependent upon interest rates, currency exchange rates, commodities or other indices (a “derivative contract”);

(j)	every obligation in respect of Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent that such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent that the terms of such Indebtedness provide that such Person is not liable therefor and such terms are enforceable under applicable law; and

(k)	every obligation, contingent or otherwise, of such Person guaranteeing, or having the economic effect of guarantying or otherwise acting as surety for, any obligation of a type described in any of clauses (a) through (j) (the “primary obligation”) of another Person (the “primary obligor”), in any manner, whether directly or indirectly, and including, without limitation, any obligation of such Person (i) to purchase or pay (or advance or supply funds for the purchase of) any security for the payment of such primary obligation, (ii) to purchase property, securities or services for the purpose of assuring the payment of such primary obligation, or (iii) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such primary obligation.

The “amount” or “principal amount” of any Indebtedness at any time of determination represented by (t) any Indebtedness, issued at a price that is less than the principal amount at maturity thereof, shall be the amount of the liability in respect thereof determined in accordance with GAAP, (u) any Capitalized Lease shall be the principal component of the aggregate of the rentals obligation under such Capitalized Lease payable over the term thereof that is not subject to termination by the lessee, (v) any sale of receivables shall be the amount of unrecovered capital or principal investment of the purchaser (other than the Borrowers or any of their wholly-owned Subsidiaries) thereof, excluding amounts representative of yield or interest earned on such investment, (w) any Synthetic Lease shall be the stipulated loss value, termination value or other equivalent amount, (x) any derivative contract shall be the maximum amount of any net termination or loss payment required to be paid by such Person if such derivative contract were, at the time of determination, to be terminated by reason of any event of default or early termination event thereunder, whether or not such event of default or early termination event has in fact occurred, (y) any equity related purchase obligation shall be the maximum fixed redemption or purchase price thereof inclusive of any accrued and unpaid dividends to be comprised in such redemption or purchase price and (z) any guaranty or other contingent liability referred to in clause (k) shall be an amount equal to the stated or determinable amount of the primary obligation in respect of which such guaranty or other contingent obligation is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof (assuming such Person is required to perform thereunder) as determined by such Person in good faith.

Indemnified Taxes. Taxes other than Excluded Taxes.

Ineligible Securities. Securities which may not be underwritten or dealt in by member banks of the Federal Reserve System under Section 16 of the Banking Act of 1933 (12 U.S.C. §24, Seventh), as amended.

Interest Payment Date. (a) As to any Base Rate Loan or Canadian Prime Rate Loan, the first day of the calendar month with respect to interest accrued during the immediately preceding calendar month, including, without limitation, the calendar month which includes the Drawdown Date of such Base Rate Loan or Canadian Prime Rate Loan, (b) as to any Eurodollar Rate Loan or BA Equivalent Loan, the last day of any Interest Period; provided, however, that if any Interest Period for a Eurodollar Rate Loan or a BA Equivalent Loan exceeds three months, the respective dates that fall every three months after the beginning of such Interest Period shall also be Interest Payment Dates, and (c) following the occurrence and continuance of any Event of Default, with such frequency as may be determined by the Administrative Agent.

Interest Period. With respect to each Revolving Credit Loan, (a) initially, the period commencing on the Drawdown Date of such Loan and ending on the last day of one of the periods set forth below, as selected by the Borrowers’ Representative in a Loan Request or as otherwise required by the terms of this Agreement: (i) for any Base Rate Loan or Canadian Prime Rate Loan, the last day of the calendar month; and (ii) for any Eurodollar Rate Loan or BA Equivalent Loan, 1, 2, 3 or 6 months; and (b) thereafter, each period commencing on the last day of the next preceding Interest Period applicable to such Revolving Credit Loan and ending on the last day of one of the periods set forth above, as selected by the Borrowers’ Representative in a Conversion Request or as otherwise provided in this Agreement; provided that all of the foregoing provisions relating to Interest Periods are subject to the following:

(a)	if any Interest Period with respect to a Eurodollar Rate Loan or BA Equivalent Loan would otherwise end on a day that is not a Business Day, that Interest Period shall be extended to the next succeeding Business Day unless the result of such extension would be to carry such Interest Period into another calendar month, in which event such Interest Period shall end on the immediately preceding Business Day;

(b)	if any Interest Period with respect to a Base Rate Loan or Canadian Prime Rate Loan would end on a day that is not a Business Day, that Interest Period shall end on the next succeeding Business Day;

(c)	if the Borrowers’ Representative shall fail to give notice as provided in §2.16, the relevant Borrower shall be deemed to have requested a conversion of the affected Eurodollar Rate Loan to a Base Rate Loan or of the affected BA Equivalent Loan to a Canadian Prime Rate Loan, as applicable, and the continuance of all Base Rate Loans as Base Rate Loans and all Canadian Prime Rate Loans as Canadian Prime Rate Loans on the last day of the then current Interest Period with respect thereto;

(d)	any Interest Period relating to any Eurodollar Rate Loan or BA Equivalent Loan that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of a calendar month; and

(e)	any Interest Period that would otherwise extend beyond the Maturity Date shall end on the Maturity Date.

Interest Rate Agreement. Any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate futures contract, interest rate option agreement or other similar agreement or arrangement to which a Borrower and Bank of America (or any of its branches or Affiliates) is a party, designed to protect such Borrower against fluctuations in interest rates.

Interim Concentration Accounts. Collectively, the U.S. Interim Concentration Accounts and the Canadian Interim Concentration Accounts.

Inventory. With respect to the Borrowers, finished goods, work in progress and raw materials and component parts inventory owned by the Borrowers.

Inventory Reserves. Such reserves as may be established from time to time by the Administrative Agent in the Administrative Agent’s reasonable discretion with respect to the determination of shrink, the saleability, at retail, of the Eligible Inventory, decreases in cumulative mark-ups from historical or industry norms, or which reflect such other factors as affect the market value of the Eligible Inventory.

Investments. All expenditures made and all liabilities incurred (contingently or otherwise) for the acquisition of capital stock or Indebtedness of, or for loans, advances, capital contributions or transfers of property to, or in respect of any guaranties (or other commitments as described under Indebtedness), or obligations of, any Person. In determining the aggregate amount of Investments outstanding at any particular time: (a) the amount of any Investment represented by a guaranty shall be taken at not less than the principal amount of the obligations guaranteed and still outstanding; (b) there shall be included as an Investment all interest accrued with respect to Indebtedness constituting an Investment unless and until such interest is paid; (c) there shall be deducted in respect of each such Investment any amount received as a return of capital (but only by repurchase, redemption, retirement, repayment, liquidating dividend or liquidating distribution); (d) there shall not be deducted in respect of any Investment any amounts received as earnings on such Investment, whether as dividends, interest or otherwise, except that accrued interest included as provided in the foregoing clause (b) may be deducted when paid; and (e) there shall not be deducted from the aggregate amount of Investments any decrease in the value thereof.

ISP. Means, with respect to any Letter of Credit, the “International Standby Practices 1998” published by the Institute of International Banking Law & Practice (or such later version thereof as may be in effect at the time of issuance).

Issuer Documents. Means with respect to any Letter of Credit, the Letter of Credit Application, and any other document, agreement and instrument entered into by the Applicable L/C Issuer and a Borrower (or any Subsidiary) or in favor of the Applicable L/C Issuer and relating to any such Letter of Credit.

Judgment Conversion Date. See §16.16.

Judgment Currency. See §16.16.

L/C Advance. With respect to each Revolving Credit Lender, such Lender’s funding of its participation in any L/C Borrowing in accordance with its Applicable Percentage.

L/C Borrowing. An extension of credit resulting from a drawing under any Letter of Credit which has not been reimbursed on the date when made or refinanced as a Loan.

L/C Credit Extension. With respect to any Letter of Credit, the issuance thereof or extension of the expiry date thereof, or the increase of the amount thereof.

L/C Obligations. As at any date of determination, the Maximum Drawing Amount plus the aggregate of all Unreimbursed Amounts, including all L/C Borrowings and L/C Supports. For purposes of computing the amount available to be drawn under any Letter of Credit, the amount of such Letter of Credit shall be determined in accordance with §1.03. For all purposes of this Agreement, if on any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Rule 3.14 of the ISP, such Letter of Credit shall be deemed to be “outstanding” in the amount so remaining available to be drawn.

L/C Support. With respect to a Letter of Credit, a guaranty or other support agreement from the Applicable Agent in favor of the Applicable L/C Issuer pursuant to which the Applicable Agent shall guarantee or otherwise assure the payment or performance by the parties (other than the Applicable Agent, if a party) to a Letter of Credit application for such Letter of Credit of such parties’ obligations with respect to such Letter of Credit, including the obligation of such parties to reimburse such Applicable L/C Issuer for any payment made under such Letter of Credit.

Lender Affiliate. (a) With respect to any Lender, (i) an Affiliate or branch of such Lender or (ii) any entity (whether a corporation, partnership, limited liability company, trust or legal entity) that is engaged in making, purchasing, holding or otherwise investing in bank loans and similar extensions of credit in the ordinary course of its business and is administered or managed by such Lender or an Affiliate or branch of such Lender and (b) with respect to any Lender that is a fund which invests in bank loans and similar extensions of credit, any other entity (whether a corporation, partnership, limited liability company, trust or other legal entity) that is a fund that invests in bank loans and similar extensions of credit and is managed by the same investment advisor as such Lender or by an Affiliate or branch of such investment advisor.

Lender(s). Individually, any of a U.S. Lender, a Canadian Lender or the Tranche B Lender and, collectively, the U.S. Lenders, the Canadian Lenders and the Tranche B Lender.

Lenders’ Special Counsel. See §16.2.

Letter of Credit. Any letter of credit issued hereunder and shall include the Existing Letters of Credit. A Letter of Credit may be a commercial letter of credit or a standby letter of credit.

Letter of Credit Application. An application and agreement for the issuance or amendment of a Letter of Credit in the form from time to time in use by an L/C Issuer.

Letter of Credit Expiration Date. The day that is seven days prior to the Maturity Date then in effect (or, if such day is not a Business Day, the next preceding Business Day).

Letter of Credit Fee. See §4.9.

Letter of Credit Sublimit. An amount equal to $50,000,000. The Letter of Credit Sublimit is part of, and not in addition to, the Total Commitment.

Lien. Any mortgage, deed of trust, security interest, pledge, hypothecation, assignment, attachment, deposit arrangement, encumbrance, prior claim, lien (statutory, judgment or otherwise), or other security agreement or preferential arrangement of any kind or nature whatsoever securing the execution of an obligation (including any conditional sale or other title retention agreement, any Capitalized Lease, any Synthetic Lease, any financing lease involving substantially the same economic effect as any of the foregoing and the filing or registration of any financing statement or like document under the UCC or comparable law of any jurisdiction).

Loan Account. See §2.7.1.

Loan Documents. This Agreement, the Notes, the Letter of Credit Applications, the Letters of Credit, the Security Documents and the Post-Closing Agreement.

Loan Parties. Collectively, the U.S. Loan Parties and the Canadian Loan Parties.

Loan Request. See §2.9.1.

Loans. The Revolving Credit Loans and the Tranche B Loan.

Local Accounts. Collectively, the U.S. Local Accounts and the Canadian Local Accounts.

Material Adverse Effect. With respect to any event or occurrence of whatever nature (including any adverse determination in any litigation, arbitration or governmental investigation or proceeding):

(a)	a material adverse effect on the business, properties, financial condition, assets or operations of the U.S. Borrower, the Canadian Borrower or the Borrowers and their Subsidiaries, taken as a whole;

(b)	any material impairment of the ability of the Borrowers taken as a whole to perform any of their respective Obligations under any of the Loan Documents to which they are a party; or

(c)	any material impairment of the validity, binding effect or enforceability of this Agreement or any of the other Loan Documents, any material impairment of the rights, remedies or benefits available to the Administrative Agent, the Canadian Agent or any Lender under any Loan Document or any material impairment of the attachment, perfection, enforceability or priority of any Lien of the Applicable Agent under the Security Documents.

Maturity Date. January 19, 2009 or such earlier date that the Revolving Credit Lenders shall no longer have any Commitment to make Revolving Credit Loans to the Borrowers as a result of the occurrence of an Event of Default or otherwise.

Maximum Drawing Amount. The maximum aggregate amount that the beneficiaries may at any time draw under outstanding Letters of Credit, as such aggregate amount may be reduced from time to time pursuant to the terms of the Letters of Credit.

Mayor’s. See preamble.

Mayor’s Fla. Mayor’s Jewelers of Florida, Inc. (f/k/a Mayors Jewelers, Inc.), a Florida corporation.

Moody’s. Moody’s Investors Services, Inc.

Multiemployer Plan. Any multiemployer plan within the meaning of §3(37) of ERISA maintained or contributed to by the Borrowers or any ERISA Affiliate.

Non-Consenting Lenders. See §16.12.

Non-Material Subsidiaries. Collectively, Henry Birks & Sons Holdings Inc., Exclusive Diamonds International, Ltd., an Israeli company, and Regal Diamonds International (T.A.) Ltd., an Israeli company, provided that from and after the Closing Date, no such Person shall at any time own any material assets used in connection with any of the Borrowers’ or the Guarantors’ business operations.

Notes. The Revolving Credit Notes and Tranche B Note.

Obligations. (a) All indebtedness, obligations and liabilities of any of the Borrowers and their Subsidiaries to any of the Lenders and the Agents, individually or collectively, existing on the date of this Agreement or arising thereafter, direct or indirect, joint or several, absolute or contingent, matured or unmatured, liquidated or unliquidated, secured or unsecured, arising by contract, operation of law or otherwise, to the extent arising or incurred under this Agreement or any of the other Loan Documents or any Interest Rate Agreement or in respect of any of the Loans made or L/C Obligations incurred or any of the Notes, Letter of Credit Applications, Letters of Credit or other instruments at any time evidencing any thereof.

(b) Any and all direct or indirect liabilities, debts, and obligations of the Borrowers to the Agents or any Affiliate or branch of the Agents, each of every kind, nature, and description owing on account of any service or accommodation provided to, or for the account of the Borrowers pursuant to this or any other Loan Document, including cash management services or any other fee-based banking products.

Operating Accounts. Collectively, the U.S. Operating Account and the Canadian Operating Account.

Other Taxes. All present or future stamp or documentary Taxes or any other excise or property Taxes, charges or similar levies arising from any payment made hereunder or under any other Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Loan Document.

Outstanding. With respect to the Loans, the aggregate unpaid principal thereof as of any date of determination.

Outstanding Amount. (a) With respect to Revolving Credit Loans and Swing Line Loans on any date, the aggregate outstanding principal amount thereof after giving effect to any borrowings and prepayments or repayments of Revolving Credit Loans and Swing Line Loans, as the case may be, occurring on such date; and (b) with respect to any L/C Obligations on any date, the amount of such L/C Obligations on such date after giving effect to any L/C Credit Extension occurring on such date and any other changes in the aggregate amount of the L/C Obligations as of such date, including as a result of any reimbursements by the Borrowers of Unreimbursed Amounts.

OverLoan: A Loan, advance, or providing of credit support (such as the issuance of any Letter of Credit) to the extent that, immediately after its having been made, Availability is less than $0.

Participant. See §15.5.

PBGC. The Pension Benefit Guaranty Corporation created by Section 4002 of ERISA and any successor entity or entities having similar responsibilities.

Perfection Certificate. See §7.14.1.

Permitted Liens. Liens permitted by §9.2.1.

Permitted Store Closings. With respect to each Borrower and each Guarantor (to the extent applicable), the closing of five (5) retail locations per fiscal year plus a number of additional store closings per fiscal year equal to the number of new retail locations opened by such Borrower or such Guarantor during such fiscal year, provided that for each Borrower and each Guarantor, no more than ten (10) retail locations shall be permitted to be closed during the term of this Agreement without the prior written consent of the Administrative Agent.

Person. Any individual, corporation, limited liability company partnership, limited liability company, unlimited liability company, limited liability partnership, limited partnership, trust, other unincorporated association, business, or other legal entity, and any Governmental Authority.

Platform. See §8.4.

Post-Closing Agreement. The Post-Closing Agreement dated as of the Closing Date among the Borrowers, the Guarantors and the Administrative Agent.

PPSA. The Personal Property Security Act of Ontario ( or any successor statute) or similar legislation of any other Canadian jurisdiction, including, without limitation, the Civil Code of Québec, the laws of which are required by such legislation to be applied in connection with the issue, perfection, enforcement, opposability, enforceability, validity or effect of security interests or hypothecs.

Private Label Accounts. Accounts Receivable due on the Borrowers’ private label credit card programs.

Projections. See §7.4.3.

Proposed Change. See §16.12.

Protective OverAdvances. Revolving Credit Loans which are OverLoans or which are made at such time as there is a Default, but as to which each of the following conditions is satisfied: (a) the Total Commitment is not exceeded, (b) when aggregated with all other Protective OverAdvances, such Revolving Credit Loans do not aggregate more than 5% of the aggregate of the U.S. Borrowing Base and the Canadian Borrowing Base, (c) Protective OverAdvances may not be outstanding for more than 45 consecutive Business Days or more than twice in any twelve month period without the consent of the Required Lenders and the Tranche B Lender and (d) such Revolving Credit Loans are made or undertaken in the Administrative Agent’s sole discretion to protect and preserve the interests of the Lenders.

RCRA. See §7.18(a).

Real Estate. All real or immovable property at any time owned or leased (as lessee or sublessee) by the Borrowers or any of their Subsidiaries.

Receipts. All cash, cash equivalents, money, checks, credit card slips, receipts and other Proceeds from any sale of the Collateral.

Record. The grid attached to a Note, or the continuation of such grid, or any other similar record, including computer records, maintained by any Lender with respect to any Loan referred to in such Note.

Reference Period. As of any date of determination, the period of four (4) consecutive fiscal quarters of the Borrowers and their Subsidiaries ending on such date, or if such date is not a fiscal quarter end date, the period of four (4) consecutive fiscal quarters most recently ended (in each case treated as a single accounting period).

Regaluxe. Regaluxe Investment SARL.

Regaluxe Debt. All Indebtedness of Birks owing to Regaluxe under that certain Loan Agreement dated as of February 16, 2004, among Birks and Regaluxe, as amended and in effect on the date hereof. The Regaluxe Debt shall be indefeasibly paid off in full on the Closing Date.

Register. See §2.7.1.

Related Parties. With respect to any Person, such Person’s Affiliates and the partners, directors, officers, employees, agents and advisors of such Person and of such Person’s Affiliates.

Required Lenders. As of any date, Revolving Credit Lenders holding at least fifty-one percent (51%) of the outstanding principal amount of the Revolving Credit Notes on such date; and if no such principal is outstanding, the Revolving Credit Lenders whose aggregate Commitments constitute at least fifty-one percent (51%) of the Total Commitment.

Reserves. The following: Availability Reserves and Inventory Reserves.

Restricted Payment. In relation to the Borrowers and their Subsidiaries, any (a) Distribution, (b) payment or prepayment by the Borrowers or their Subsidiaries to the Borrowers’ or any Subsidiary’s shareholders (or other equity holders), in each case, other than to the Borrowers, or to any Affiliate of the Borrowers or any Subsidiary or any Affiliate of the Borrowers’ or such Subsidiary’s shareholders (or other equity holders) or (c) derivatives or other transactions with any financial institution, commodities or stock exchange or clearinghouse (a “Derivatives Counterparty”) obligating the Borrowers or any Subsidiary to make payments to such Derivatives Counterparty as a result of any change in market value of any Capital Stock of the Borrowers or such Subsidiary. Notwithstanding the foregoing, any payment or prepayment by the Borrowers or their Subsidiaries to a Non-Material Subsidiary shall constitute a Restricted Payment.

Revolving Credit Early Termination Fee. See §2.4.

Revolving Credit Lenders. Bank of America, Bank of America-Canada Branch, GMACCF, GMACCF-Canada, LaSalle Retail Finance, a division of LaSalle Business Credit, LLC, as agent for LaSalle Bank Midwest Association, ABN AMRO Bank N.V., Canada Branch and any other Person who becomes an assignee of any rights and obligations of a Revolving Credit Lender pursuant to §15.

Revolving Credit Loans. Revolving credit loans made or to be made by the Revolving Credit Lenders to the Borrowers pursuant to §2.

Revolving Credit Note Record. A Record with respect to a Revolving Credit Note.

Revolving Credit Notes. See §2.7.2.

Rolex Liens. Liens on Inventory of the Borrowers consisting of Rolex watches in favor of Rolex Watch U.S.A., Inc. to the extent that such Liens are junior and subordinate to the Liens securing the Obligations on terms and conditions satisfactory to the Agents.

SARA. See §7.18(a).

Security Documents. This Agreement, the Guaranty, the Trademark Assignment, the Stock Pledge Agreement, the Canadian Security Documents and all other instruments and documents, including without limitation Uniform Commercial Code and PPSA financing statements and certified statements issued by the Québec Register of Personal and Movable Real Rights, required to be executed or delivered pursuant to any Security Document.

Settlement. The making or receiving of payments, in immediately available funds, by the Applicable Lenders, to the extent necessary to cause each Applicable Lender’s actual share of the outstanding amount of Swing Line Loans (after giving effect to any Loan Request) to be equal to such Applicable Lender’s Applicable Percentage of the outstanding amount of such Swing Line Loans (after giving effect to any Loan Request), in any case where, prior to such event or action, the actual share is not so equal.

Settlement Date. (a) The Drawdown Date relating to any Loan Request which would cause the Swing Line Loan to exceed the Swing Line Ceiling, (b) at the option of the Administrative Agent, on any Business Day following a day on which the account officers of the Administrative Agent active upon the Borrowers’ account become aware that an Event of Default exists, (c) at the option of the Administrative Agent, the Business Day following notice to the Applicable Lenders of the Administrative Agent’s intent to effect a Settlement, (d) any Business Day on which the amount of Revolving Credit Loans outstanding from Bank of America plus Bank of America’s Applicable Percentage of the sum of the Maximum Drawing Amount and any Unreimbursed Amounts is equal to or greater than Bank of America’s Applicable Percentage of the Total Commitment, (e) any Business Day on which the amount of Revolving Credit

Loans outstanding from Bank of America-Canada Branch plus Bank of America-Canada Branch’s Applicable Percentage of the sum of the Maximum Drawing Amount and any Unreimbursed Amounts is equal to or greater than Bank of America-Canada Branch’s Applicable Percentage of the Total Commitment, (f) the Business Day immediately following any Business Day on which the amount of Swing Line Loans exceeds the Swing Line Ceiling, (g) if it is a Business Day, Wednesday of each week or (h) any Business Day on which (i) the amount of outstanding Revolving Credit Loans decreases and (ii) the amount of the Administrative Agent’s Revolving Credit Loans outstanding equals zero Dollars ($0).

S&P. Standard & Poor’s Ratings Group.

Spot Rate. For a currency means the rate determined by the Administrative Agent or the Applicable L/C Issuer, as applicable, to be the rate quoted by the Person acting in such capacity as the spot rate for the purchase by such Person of such currency with another currency through its principal foreign exchange trading office at approximately 11:00 a.m. on the date two Business Days prior to the date as of which the foreign exchange computation is made; provided that the Applicable Agent or the Applicable L/C Issuer may obtain such spot rate from another financial institution designated by the Applicable Agent or the Applicable L/C Issuer if the Person acting in such capacity does not have as of the date of determination a spot buying rate for any such currency; and provided further that the Applicable L/C Issuer may use such spot rate quoted on the date as of which the foreign exchange computation is made in the case of any Letter of Credit denominated in a currency other than Dollars or CD$, as applicable.

Standstill Termination Date. Any date (a) that an Event of Default under §13.1(g), (h) or (j) exists, (b) on which an Event of Default exists under §13.1(a) or (b) and has existed for at least fifteen (15) consecutive days prior to such date, (c) on which Availability is less than $0 and (i) fifteen (15) days prior to such date Availability was less than $0 and during such fifteen (15) day period there was no period of three (3) consecutive days in which Availability was equal to or exceeded $0 or (ii) during the forty-five (45) days prior to such date Availability was less than $0 for twenty-five (25) or more days during such period, and (d) the date which is thirty (30) days after the Tranche B Lender has given notice to the Administrative Agent that any other Event of Default has occurred.

Stock Pledge Agreement. The Stock Pledge Agreement, dated or to be dated on or prior to the Closing Date, among the U.S. Borrower, certain of the Guarantors and the Administrative Agent and in form and substance satisfactory to the Administrative Agent.

Subsidiary. Any corporation, association, trust, or other business entity of which the designated parent shall at any time own directly or indirectly through a Subsidiary or Subsidiaries at least a majority (by number of votes) of the outstanding Voting Stock.

Swing Line Ceiling. $15,000,000.

Swing Line Lender. As applicable, Bank of America, in its capacity as lender of Swing Line Loans to the U.S. Borrower hereunder, and Bank of America-Canada Branch, in its capacity as lender of Swing Line Loans to the Canadian Borrower hereunder.

Swing Line Loans. Revolving Credit Loans made by the Swing Line Lender to the Borrowers pursuant to §2.9.2.

Syndication Agent. GMACCF.

Syndication Agent Fees. See §5.1.3.

Synthetic Lease. Any lease of goods or other property, whether real or personal, which is treated as an operating lease under GAAP and as a loan or financing for income tax purposes.

Taxes. All present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

Total Commitment. The Dollar Equivalent of the sum of the Commitments of the Revolving Credit Lenders, as in effect from time to time.

Trademark Assignments. The several Trademark Collateral Security and Pledge Agreements, dated or to be dated on the Closing Date, made by the Borrowers and their Subsidiaries in favor of the Applicable Agent and the Assignments of Trademarks and Trademarks executed in connection therewith, all in form and substance satisfactory to the Applicable Lenders and the Applicable Agent.

Tranche B Early Termination Fee. See §3.3.

Tranche B Fee Letter. The fee letter dated as of January 19, 2006, among the Borrowers and the Tranche B Lender.

Tranche B Lender. Back Bay Capital Funding LLC.

Tranche B Lender Fees. See §5.2.

Tranche B Lender Inventory Advance Rate Percentage. 8%.

Tranche B Lender Replacement Fee. An amount equal to the greater of (a) the Yield Revenue calculated with respect to the outstanding principal amount of the Tranche B Loan, together with all accrued interest and fees with respect thereto through the date of any sale and assignment of the Tranche B Lender’s interests in the Tranche B Loan made in accordance with §16.12 less the aggregate amount of any payments made during the period from December 1, 2005 through such date of sale and assignment on account of components of Yield Revenue relating to such amounts and (b) one and one-fifth percent (1.20%) of the outstanding principal amount of the Tranche B Loan, together with all accrued interest and fees with respect thereto through the date of such sale and assignment.

Tranche B Loan. The Tranche B Loan in the aggregate outstanding principal amount of $11,500,000, plus accrued and unpaid capitalized Tranche B Loan PIK Interest (under and as defined in the Existing Mayor’s Credit Agreement) in the amount of $168,491.25.

Tranche B Loan Interest Payment Date. See §3.4.

Tranche B Loan Interest Rate. See §3.4.

Tranche B Loan Maturity Date. August 20, 2007.

Tranche B Loan Payoff Date. The date on which the Tranche B Loan is indefeasibly repaid in full.

Tranche B Note. See §3.2.

Type. As to any Revolving Credit Loan, its nature as a Base Rate Loan, a Eurodollar Rate Loan, a Canadian Prime Rate Loan or a BA Equivalent Loan.

Uniform Commercial Code. The Uniform Commercial Code of the State of New York.

Unreimbursed Amount. See §4.3(a).

Unused Fee. See §2.3.

U.S. Availability: The lesser of (a) or (b), where:

(a)	is the result of

(i)	The U.S. Total Commitment;

Minus

(ii)	The Outstanding Amount of the Revolving Credit Loans in favor of the U.S. Borrower (after giving effect to all amounts requested on behalf of the U.S. Borrower);

Minus

(iii)	The Outstanding Amount of L/C Obligations of the U.S. Borrower; and

(b)	is the result of

(i)	The Dollar Equivalent of the Borrowing Base;

Minus

(ii)	The Dollar Equivalent of the Outstanding Amount of the Revolving Credit Loans (after giving effect to all amounts requested);

Minus

(iii)	The Dollar Equivalent of the Outstanding Amount of L/C Obligations.

U.S. Borrower. Mayor’s.

U.S. Borrowing Base. The result of the following:

(a)	The U.S. Borrower Inventory Advance Rate Percentage of the Appraised Inventory Liquidation Value of each Eligible Inventory Category owned by the U.S. Borrower;

Plus

(b)	For the period commencing on the Closing Date through the Tranche B Loan Payoff Date, the Tranche B Lender Inventory Advance Rate Percentage of the Appraised Inventory Liquidation Value of each Eligible Inventory Category owned by the U.S. Borrower;

Plus

(c)	The Appraised A/R Percentage of the Appraised A/R Liquidation Value of Eligible Private Label and Corporate Accounts of the U.S. Borrower;

Plus

(d)	85% of Eligible Major Credit Card Receivables of the U.S. Borrower;

Minus

(e)	The outstanding balance of the Tranche B Loan;

Minus

(f)	All Reserves applicable to the U.S. Borrower and its Collateral.

U.S. Borrower Inventory Advance Rate Percentage. (a) 85% prior to the Tranche B Loan Payoff Date and (b) 92% from and after the Tranche B Loan Payoff Date.

U.S. Commitment. With respect to each U.S. Lender, the amount set forth on Schedule 1 hereto as the amount of such U.S. Lender’s commitment to make Revolving Credit Loans to, and to participate in the issuance, extension and renewal of Letters of Credit for the account of, the U.S. Borrower, as the same may be reduced or increased from time to time in accordance with this Agreement; or if such commitment is terminated pursuant to the provisions hereof, zero.

U.S. Concentration Account. See §8.14.1(a).

U.S. Interim Concentration Account. Deposit Accounts (other than Local Accounts and the Concentration Accounts) maintained by the U.S. Borrower or a Subsidiary of the U.S. Borrower with financial institutions which have entered into Control Agreements.

U.S. Lenders. The Lenders having U.S. Commitments from time to time or at any time.

U.S. Loan Parties. Collectively, the U.S. Borrower and each Guarantor which is a Domestic Subsidiary.

U.S. Local Accounts. Deposit Accounts maintained for the benefit of a single retail location of the U.S. Borrower.

U.S. Obligations. All Obligations of the U.S. Loan Parties under this Agreement and the other Loan Documents.

U.S. Operating Account. See §2.9.2.

U.S. Revolver Exposure. As of any date, the sum of the Outstanding Amount of all Revolving Credit Loans made to the U.S. Borrower as of such date plus the Outstanding Amount of all L/C Obligations of the U.S. Borrower as of such date.

U.S. Total Commitment. The aggregate of the U.S. Commitments of all U.S. Lenders.

Voting Stock. With respect to any Person, means the Capital Stock or similar interests, of any class or classes (however designated), the holders of which are at the time entitled, as such holders, to, among other things, vote for the election of the directors (or persons performing similar functions) of the Person involved, whether or not the right so to vote exists by reason of the happening of a contingency.

Yield Revenue. All amounts which are (or would be) payable on account of the Tranche B Loan, the Tranche B Lender Fees and the Tranche B Loan Interest Rate (as if all interest were paid in cash on the relevant Tranche B Loan Interest Payment Date) with respect to the Tranche B Loan from December 1, 2005 through August 20, 2006.

1.2. Rules of Interpretation.

(a) A reference to any document or agreement shall include such document or agreement as amended, modified or supplemented from time to time in accordance with its terms and the terms of this Agreement.

(b) The singular includes the plural and the plural includes the singular.

(c) A reference to any law includes any amendment or modification to such law.

(d) A reference to any Person includes its permitted successors and permitted assigns.

(e) For purposes of any Collateral located in the Province of Québec or charged by any deed of hypothec (or any other Security Document), “personal property” shall be deemed to include “movable property”, “real property” shall be deemed to include “immovable property”, “security interest” and “mortgage” shall be deemed to include a “hypothec” and all references to filing, registering or recording under the UCC or the PPSA shall be deemed to include publication under the Civil Code of Québec.

(f) Accounting terms not otherwise defined herein have the meanings assigned to them by GAAP applied on a consistent basis by the accounting entity to which they refer.

(g) The words “include”, “includes” and “including” are not limiting.

(h) All terms not specifically defined herein or by GAAP, which terms are defined in the Uniform Commercial Code, have the meanings assigned to them therein, with the term “instrument” being that defined under Article 9 of the Uniform Commercial Code.

(i) Reference to a particular “§” refers to that section of this Agreement unless otherwise indicated.

(j) The words “herein”, “hereof”, “hereunder” and words of like import shall refer to this Agreement as a whole and not to any particular section or subdivision of this Agreement.

(k) Unless otherwise expressly indicated, in the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including,” the words “to” and “until” each mean “to but excluding,” and the word “through” means “to and including.”

(l) This Agreement and the other Loan Documents may use several different limitations, tests or measurements to regulate the same or similar matters. All such limitations, tests and measurements are, however, cumulative and are to be performed in accordance with the terms thereof.

(m) Text which is shown in italics (except for parenthesized italicized text), shown in bold, shown IN ALL CAPITAL LETTERS, or in any combination of the foregoing, shall be deemed to be conspicuous.

(n) The words “may not” are prohibitive and not permissive.

(o) Any reference to a Person’s “knowledge” (or words of similar import) are to such Person’s knowledge assuming that such Person has undertaken reasonable and diligent investigation with respect to the subject of such “knowledge” (whether or not such investigation has actually been undertaken).

(p) This Agreement and the other Loan Documents are the result of negotiation among, and have been reviewed by counsel to, among others, the Agents, the Lenders and the Borrowers and are the product of discussions and negotiations among all parties. Accordingly, this Agreement and the other Loan Documents are not intended to be construed against the Agents or any of the Lenders merely on account of the Agents’ or any Lender’s involvement in the preparation of such documents.

1.3. Letter of Credit Amounts. Unless otherwise specified herein, the amount of a Letter of Credit at any time shall be deemed to be the stated amount of such Letter of Credit in effect at such time; provided, however, that with respect to any Letter of Credit that, by its terms or the terms of any Issuer Document related thereto, provides for one or more automatic increases in the stated amount thereof, the amount of such Letter of Credit shall be deemed to be the maximum stated amount of such Letter of Credit after giving effect to all such increases, whether or not such maximum stated amount is in effect at such time.

2. THE REVOLVING CREDIT FACILITY.

2.1. Commitment to Lend.

2.1.1. Revolving Credit Loans to the U.S. Borrower. Subject to the terms and conditions set forth in this Agreement, each of the U.S. Lenders agrees, severally and not jointly with the other U.S. Lenders, to lend to the U.S. Borrower, and the U.S. Borrower may borrow, repay, and reborrow from time to time from the Closing Date up to but not including the Maturity Date upon notice by the Borrowers’ Representative to the Administrative Agent given in accordance with §2.9, such sums as are requested by the Borrowers’ Representative up to a maximum aggregate amount outstanding (after giving effect to all amounts requested) at any one time equal to such U.S. Lender’s Commitment minus such U.S. Lender’s Applicable Percentage of the Outstanding Amount of L/C Obligations in favor of the U.S. Borrower, provided that the Administrative Agent and the U.S. Lenders shall have no obligation to make any Revolving Credit Loans, or otherwise to provide any credit to or for the benefit of the U.S. Borrower where the result of such loan, advance, or credit would constitute an OverLoan, and provided further that the U.S. Borrower shall never allow U.S. Availability or Availability to be less than $0. Each request for a Revolving Credit Loan hereunder shall constitute a representation and warranty by the U.S. Borrower that the conditions set forth in §11 and §12, in the case of the initial Revolving Credit Loans to be made on the Closing Date, and §12, in the case of all other Revolving Credit Loans, have been satisfied on the date of such request.

2.1.2. Canadian Facility. Subject to the terms and conditions set forth in this Agreement, each of the Canadian Lenders agrees, severally and not jointly with the other Canadian Lenders, to lend to the Canadian Borrower, and the Canadian Borrower may borrow, repay, and reborrow from time to time from the Closing Date up to but not including the Maturity Date upon notice by the Borrowers’ Representative to the Administrative Agent given in accordance with §2.9, such sums as are requested by the Borrowers’ Representative up to a maximum aggregate amount outstanding (after giving effect to all amounts requested) at any one time equal to such Canadian Lender’s Commitment minus such Canadian Lender’s Applicable Percentage of the CD$ Equivalent of the Outstanding Amount of L/C Obligations in favor of the Canadian Borrower, provided that the Canadian Agent and the Canadian Lenders (and, on their behalf, the Applicable Agent) shall have no obligation to make any Revolving Credit Loans, or otherwise to provide any credit or support to or for the benefit of the Canadian Borrower where the result of such loan, advance, support or credit would constitute an OverLoan, and provided further that the Canadian Borrower shall never allow Canadian Availability or Availability to be less than $0. Each request for a Revolving Credit Loan hereunder shall constitute a representation and warranty by the Canadian Borrower that the conditions set forth in §11 and §12, in the case of the initial Revolving Credit Loans to be made on the Closing Date, and §12, in the case of all other Revolving Credit Loans, have been satisfied on the date of such request.

2.1.3. General Limitations. All Revolving Credit Loans and Letters of Credit made or L/C Support provided hereunder shall be subject to the following limitations:

(a) The Loans made to and the Letters of Credit issued on behalf of the Canadian Borrower by the Canadian Lenders may be either in $ or CD$, at the option of the Canadian Borrower, as herein set forth.

(b) The aggregate CD$ Equivalent of the Outstanding Amount of Credit Extensions to the Canadian Borrower shall not at any time exceed the least of (i) the Canadian Total Commitment, (ii) the CD$ Equivalent of the then amount of the Borrowing Base minus the CD$ Equivalent of the Credit Extensions then outstanding in favor of the U.S. Borrower, and (iii) the Canadian Commitment Sublimit.

(c) The aggregate Outstanding Amount of Credit Extensions to the U.S. Borrower shall not at any time exceed the lesser of (i) the U.S. Total Commitment, and (ii) the Dollar Equivalent of the then amount of the Borrowing Base minus the Dollar Equivalent of the Credit Extensions then outstanding in favor of the Canadian Borrower.

(d) Each borrowing of Revolving Credit Loans (other than Swing Line Loans) shall be made by the Applicable Lenders pro rata in accordance with their respective U.S. Commitments or Canadian Commitments, as applicable. The failure of any Revolving Credit Lender to make any Revolving Credit Loan shall neither relieve any other Revolving Credit Lender of its obligation to fund its Revolving Credit Loan in accordance with the provisions of this Agreement nor increase the obligation of any such other Revolving Credit Lender.

(e) At no time shall (i) any U.S. Lender be deemed to have made any Loans to, or participated in any Letters of Credit issued or L/C Support provided for the account of, the Canadian Borrower and (ii) any Canadian Lender be deemed to have made any Loans to, or participated in any Letters of Credit issued or L/C Support provided for the account of, the U.S. Borrower.

2.2. Maturity. The U.S. Borrower severally promises to pay on the Maturity Date, and there shall become absolutely due and payable on the Maturity Date, all of the Revolving Credit Loans made to the U.S. Borrower outstanding on such date, together with any and all accrued and unpaid interest thereon. The Canadian Borrower severally promises to pay on the Maturity Date, and there shall become absolutely due and payable on the Maturity Date, all of the Revolving Credit Loans made to the Canadian Borrower outstanding on such date, together with any and all accrued and unpaid interest thereon.

2.3. Unused Facility Fee. The U.S. Borrower agrees to pay to the Administrative Agent for the accounts of the U.S. Lenders in accordance with their respective Applicable Percentages a facility fee (the “Unused Fee”) calculated at the rate of one quarter of one percent (0.25%) on the average daily amount during each fiscal quarter or portion thereof from the Closing Date to the Maturity Date by which the Total Commitment minus the Outstanding Amount of all L/C Obligations in favor of the Borrowers exceeds the outstanding amount of Revolving Credit Loans made to the Borrowers during such fiscal quarter. The Unused Fee shall be payable quarterly in arrears on the first day of each fiscal quarter for the immediately preceding fiscal quarter commencing on the first such date following the Closing Date, with a final payment on the Maturity Date or any earlier date on which the Commitments shall terminate.

For the avoidance of doubt, the parties hereto acknowledge and agree that the Unused Fee shall not be payable with respect to any unexercised right of the Borrowers to increase the Commitments pursuant to §2.17.

2.4. Reduction of Commitment.

2.4.1. Reductions of U.S. Total Commitment. The U.S. Borrower shall have the right, at any time and from time to time upon five (5) Business Days written notice to the Administrative Agent, to reduce by $5,000,000 or an integral multiple of $1,000,000 in excess thereof, or terminate entirely the U.S. Total Commitment, whereupon the U.S. Commitments of the U.S. Lenders shall be reduced pro rata in accordance with their respective Applicable Percentages of the amount specified in such notice, or as the case may be, terminated. Promptly after receiving any notice of the U.S. Borrower delivered pursuant to this §2.4.1, the Administrative Agent will notify the U.S. Lenders of the substance thereof. If the U.S. Borrower repays or prepays all of its outstanding Revolving Credit Loans or the U.S. Total Commitment is reduced or terminated in a single transaction or series of related transactions prior to the Maturity Date, the U.S. Borrower shall pay to the Administrative Agent a fee in an amount equal to the Commitment Reduction Percentage (as calculated in accordance with §2.4.3 below) of the amount of the reduction of the U.S. Total Commitment or on the amount of the U.S. Total Commitment immediately prior to such repayment or prepayment or the first of a related series of prepayments or repayments, as the case may be (the “U.S. Revolving Credit Early Termination Fee”). No reduction or termination of the U.S. Total Commitment may be reinstated.

2.4.2. Reduction of Canadian Total Commitment. The Canadian Borrower shall have the right, at any time and from time to time upon five (5) Business Days written notice to the Canadian Agent and the Administrative Agent, to reduce by $5,000,000 or an integral multiple of $1,000,000 in excess thereof, or terminate entirely the Canadian Total Commitment, whereupon the Canadian Commitments of the Canadian Lenders shall be reduced pro rata in accordance with their respective Applicable Percentages of the amount specified in such notice, or as the case may be, terminated. Promptly after receiving any notice of the Canadian Borrower delivered pursuant to this §2.4.2, the Canadian Agent will notify the Canadian Lenders of the substance thereof. If the Canadian Borrower repays or prepays all of its outstanding Revolving Credit Loans or the Canadian Total Commitment is reduced or terminated in a single transaction or series of related transactions prior to the Maturity Date, the Canadian Borrower shall pay to the Canadian Agent for the accounts of the Canadian Lenders in accordance with their respective Applicable Percentages a fee in an amount equal to the Commitment Reduction Percentage (as calculated in accordance with §2.4.3 below) of the amount of the reduction of the Canadian Total Commitment or on the amount of the Canadian Total Commitment immediately prior to such repayment or prepayment or the first of a related series of prepayments or repayments, as the case may be (the “Canadian Revolving Credit Early Termination Fee”). No reduction or termination of the Canadian Total Commitment may be reinstated.

2.4.3. Commitment Reduction Percentage. For purposes of §§2.4.1 and 2.4.2 above, the “Commitment Reduction Percentage” shall be equal to (i) one percent (1.0%) for the period commencing on the Closing Date through and including the first anniversary of the Closing Date, (ii) one half of one percent (0.5%) for the period commencing one day following the first anniversary of the Closing Date through and including the second anniversary of the Closing Date and (iii) one quarter of one percent (0.25%) thereafter.

2.5. Mandatory Repayments of Revolving Credit Loans.

(a) If at any time Availability is less than $0 (including, without limitation, as a result of one or more fluctuations in the exchange rate of the CD$ against the Dollar) or there is an OverLoan, then each Borrower shall immediately pay to the Applicable Agent, for the respective accounts of the Applicable Lenders, for application amounts necessary so that Availability is $0 or greater and there are no OverLoans to be applied: first, to any Unreimbursed Amounts; second, to the Revolving Credit Loans; and third, to provide to the Applicable Agent cash collateral for L/C Obligations as contemplated by §4.7. Each payment of any Unreimbursed Amounts or prepayment of Revolving Credit Loans shall be allocated among the Revolving Credit Lenders, in proportion, as nearly as practicable, to each L/C Obligation or (as the case may be) the respective unpaid principal amount of each Revolving Credit Lender’s Revolving Credit Note, with adjustments to the extent practicable to equalize any prior payments or repayments not exactly in proportion.

(b) If at any time the Outstanding Amount of Credit Extensions to the U.S. Borrower exceeds the lower of (i) the U.S. Total Commitment, and (ii) the then amount of the Borrowing Base minus the Dollar Equivalent of the then Outstanding Amount of Credit Extensions in favor of the Canadian Borrower, including, without limitation, as a result of one or more fluctuations in the exchange rate of the CD$ against the Dollar, the U.S. Borrower will immediately upon notice from the Administrative Agent (A) prepay the Revolving Credit Loans of the U.S. Borrower in an amount necessary to eliminate such excess, and (B) if, after giving effect to the prepayment in full of all such outstanding Revolving Credit Loans such excess has not been eliminated, deposit with or deliver to the Administrative Agent cash collateral for its L/C Obligations in accordance with §4.7.

(c) If at any time the CD$ Equivalent of the Outstanding Amount of Credit Extensions to the Canadian Borrower exceeds the lower of (i) the Canadian Total Commitment, and (ii) the CD$ Equivalent of the then amount of the Borrowing Base minus the CD$ Equivalent of the then Outstanding Amount of Credit Extensions in favor of the U.S. Borrower, including, without limitation, as a result of one or more fluctuations in the exchange rate of the CD$ against the Dollar, the Canadian Borrower will immediately upon notice from the Canadian Agent (A) prepay the Revolving Credit Loans of the Canadian Borrower in an amount necessary to eliminate such excess, and (B) if, after giving effect to the prepayment in full of all such outstanding Revolving Credit Loans such excess has not been eliminated, deposit with or deliver to the Canadian Agent cash collateral for its L/C Obligations in accordance with §4.7.

(d) Without in any way limiting the foregoing provisions of this §2.5, the Administrative Agent shall, weekly or more frequently in the Administrative Agent’s sole discretion, make the necessary exchange rate calculations to determine whether any such excess exists on such date.

(e) All amounts required to be applied to the Revolving Credit Loans hereunder (other than Swing Line Loans) shall be applied by the Applicable Agent ratably in accordance with each Applicable Lender’s Applicable Percentage.

(f) All Obligations shall be payable to the Applicable Agent for the accounts of the Applicable Lenders in accordance with their respective Applicable Percentages, as applicable, in the currency in which they are denominated.

2.6. Optional Repayments of Revolving Credit Loans. The Borrowers shall have the right, at their election, to repay the outstanding amount of the Revolving Credit Loans, as a whole or in part, at any time without penalty or premium. Except for repayments of the Revolving Credit Loans as contemplated by §2.13, the Borrowers’ Representative shall give the Administrative Agent and, where applicable, the Canadian Agent, no later than 12:00 noon, Boston time, at least one (1) Business Day prior written notice of any proposed prepayment pursuant to this §2.6 of Base Rate Loans or Canadian Prime Rate Loans, and three (3) Business Days notice of any proposed prepayment pursuant to this §2.6 of Eurodollar Rate Loans or BA Equivalent Loans, in each case, specifying the proposed date of prepayment of Revolving Credit Loans and the principal amount to be prepaid. Each such partial prepayment of the Revolving Credit Loans shall be in an amount equal to $100,000 or an integral multiple of $100,000 in excess thereof (or, in the case of Loans denominated in Canadian dollars, CD$100,000 or an integral multiple of CD$100,000 in excess thereof), shall be accompanied by the payment of accrued interest on the principal prepaid to the date of prepayment and shall be applied, in the absence of instruction by the Borrowers’ Representative, first to the principal of Base Rate Loans or Canadian Prime Rate Loans, as applicable, and then to the principal of Eurodollar Rate Loans or BA Equivalent Loans, as applicable. Each partial prepayment shall be allocated among the Applicable Lenders, in proportion, as nearly as practicable, to the respective unpaid principal amount of each Applicable Lender’s Revolving Credit Note, with adjustments to the extent practicable to equalize any prior repayments not exactly in proportion.

2.7.	The Loan Account and Revolving Credit Notes.

2.7.1. Loan Accounts. An account (each, a “Loan Account”) shall be opened on the books of the Administrative Agent in which a record shall be kept of all Revolving Credit Loans made to the U.S. Borrower and the Canadian Borrower, as applicable. The Administrative Agent shall also keep a record (either in its Loan Account or elsewhere, as the Administrative Agent may from time to time elect) (each such record a “Register”) of the name and addresses of the Applicable Lenders, the Applicable Percentage of the Applicable Lenders, all interest, fees, service charges, costs, expenses, and other debits owed to the Administrative Agent or the Canadian Agent, as applicable, and each Applicable Lender on account of the Obligations and of all credits against such amounts so owed. The Borrowers irrevocably authorize the Administrative Agent to make or cause to be made, at or about the time of the Drawdown Date of any Revolving Credit Loan or at the time of receipt of any payment of principal on their respective Loan Accounts, an appropriate notation on such Loan Account reflecting the making of such Revolving Credit Loan or (as the case may be) the receipt of such payment, but the failure to record, or any error in so recording, any such amount on such Loan Accounts shall not limit or otherwise affect the obligations of the Borrowers hereunder or under any Revolving Credit Loan to make payments of principal of or interest on any Revolving Credit Loan when due. Each Borrower severally promises to pay all of its Obligations in accordance with the provisions of this Agreement. All credits against the Obligations shall be conditional upon final payment to the Applicable Agent for the account of each Applicable Lender of the items giving rise to such credits. The amount of any item credited against the Obligations due to the Revolving Credit Lenders which is charged back against the Administrative Agent, the Canadian Agent or any Revolving Credit Lender for any reason or is not so paid shall be an Obligation and shall be added to the applicable Loan Account, whether or not the item so charged back or not so paid is returned. Any statement rendered by the Administrative Agent or the Canadian Agent to the U.S. Borrower or the Canadian Borrower, as applicable, concerning the Obligations shall be considered correct and accepted (absent manifest error) by the relevant Borrower and shall be conclusively binding upon the relevant Borrower unless the Borrowers’ Representative provides the Administrative Agent with written objection thereto within thirty (30) days from the mailing of such statement, which written objection shall indicate, with reasonable particularity, the reason for such objection. The Loan Accounts, the Registers and the Administrative Agent’s and the Canadian Agent’s books and records concerning the loan arrangements contemplated herein and the Obligations shall be prima facie evidence and proof of the items described therein. The Loan Accounts and Registers shall be available for inspection by the Borrowers’ Representative and the Revolving Credit Lenders at any reasonable time and from time to time upon reasonable prior notice.

2.7.2. Revolving Credit Notes. At the request of any Revolving Credit Lender the relevant Borrower shall deliver to each Applicable Lender separate promissory notes of such Borrower in substantially the form of Exhibits B-1 and B-2 hereto, as applicable (each a “Revolving Credit Note”), dated as of the Closing Date (or such other date on which a Revolving Credit Lender may become a party hereto in accordance with §15 hereof) and completed with appropriate insertions. Each Revolving Credit Note shall be payable to the order of such Revolving Credit Lender in a principal amount equal to such Revolving

Credit Lender’s Commitment or, if less, the outstanding amount of all Revolving Credit Loans made by such Revolving Credit Lender, plus interest accrued thereon, as set forth below. No Revolving Credit Note shall be required to establish or prove any Obligation. In the event that any Revolving Credit Note is ever lost, mutilated, or destroyed, upon receipt of an affidavit executed by the relevant Revolving Credit Lender stating that such note has been lost, mutilated, or destroyed, the relevant Borrower shall execute a replacement thereof and deliver such replacement to the Administrative Agent; provided, however, in the event that a Revolving Credit Note is to be exchanged following its acceleration or the entry of an order for relief under any Debtor Relief Law with respect to any Borrower, the Administrative Agent, in lieu of causing such Borrower to execute one or more new Revolving Credit Notes, may issue a certificate of the Administrative Agent confirming the resulting Applicable Lender’s Commitment and Applicable Percentage.

2.8. Interest on Revolving Credit Loans.

2.8.1. Accrual of Interest. Except as otherwise provided in §5.7,

(a) Each Revolving Credit Loan which is a Base Rate Loan shall bear interest for the period commencing with the Drawdown Date thereof and ending on the last day of the Interest Period with respect thereto at the rate per annum equal to the Base Rate plus the Applicable Margin with respect to Base Rate Loans as in effect from time to time.

(b) Each Revolving Credit Loan which is a Eurodollar Rate Loan shall bear interest for the period commencing with the Drawdown Date thereof and ending on the last day of the Interest Period with respect thereto at the rate per annum equal to the Eurodollar Rate determined for such Interest Period plus the Applicable Margin with respect to Eurodollar Rate Loans as in effect from time to time.

(c) Each Revolving Credit Loan which is a Canadian Prime Rate Loan shall bear interest for the period commencing with the Drawdown Date thereof and ending on the last day of the Interest Period with respect thereto at the rate per annum equal to the Canadian Prime Rate determined for such Interest Period plus the Applicable Margin with respect to Canadian Prime Rate Loans as in effect from time to time.

(d) Each Revolving Credit Loan which is a BA Equivalent Loan shall bear interest for the period commencing with the Drawdown Date thereof and ending on the last day of the Interest Period with respect thereto at the rate per annum equal to the BA Rate plus the Applicable Margin with respect to BA Equivalent Loans as in effect from time to time.

Notwithstanding the foregoing, during the Incremental Line Period, to the extent that (a) the Dollar Equivalent of the aggregate Outstanding Amount of

Credit Extensions to the Borrowers exceeds the Dollar Equivalent of the Borrowing Base (calculated based on the assumption that the U.S. Borrower Inventory Advance Rate and the Canadian Borrower Inventory Advance Rate was 85%), the portion of the outstanding Loans and L/C Obligations of the Borrowers in an amount equal to such excess shall bear interest at a rate equal to (i) the Base Rate plus the Incremental Applicable Margin with respect to Base Rate Loans, (ii) the Eurodollar Rate determined for such Interest Period plus the Incremental Applicable Margin with respect to Eurodollar Rate Loans, (iii) the Canadian Prime Rate determined for such Interest Period plus the Incremental Applicable Margin with respect to Canadian Prime Rate Loans, or (iv) the BA Rate plus the Incremental Applicable Margin with respect to BA Equivalent Loans, as applicable.

The U.S. Borrower promises to pay interest on each Revolving Credit Loan made by the U.S. Lenders to the U.S. Borrower in arrears on each Interest Payment Date with respect thereto. The Canadian Borrower promises to pay interest on each Revolving Credit Loan made by the Canadian Lenders to the Canadian Borrower in arrears on each Interest Payment Date with respect thereto.

For the purposes of the Interest Act (Canada) and disclosure thereunder, whenever interest to be paid hereunder is to be calculated on the basis of a year of 360 days or any other period of time that is less than a calendar year, the yearly rate of interest to which the rate determined pursuant to such calculation is equivalent is the rate so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by either 360 or such other period of time, as the case may be. Calculations of interest shall be made using the nominal rate method of calculation, and will not be calculated using the effective rate method of calculation or any other basis that gives effect to the principle of deemed reinvestment of interest.

2.8.2. Automatic Debit of Interest. The Administrative Agent, without the request of the U.S. Borrower, for and on behalf of the U.S. Lenders and for their accounts in accordance with their respective Applicable Percentages, may make Revolving Credit Loans to pay any interest, fee, service charge, or other payment to which the Administrative Agent or any U.S. Lender is entitled from the U.S. Borrower pursuant hereto and may charge the same to the Loan Account of the U.S. Borrower notwithstanding that an OverLoan may result thereby. The Administrative Agent, without the request of the U.S. Borrower, for and on behalf of the Tranche B Lender and for its account, may make Revolving Credit Loans to pay any interest, fee, service charge, or other payment to which the Tranche B Lender is entitled from the U.S. Borrower pursuant hereto and may charge the same to the Loan Account of the U.S. Borrower notwithstanding that an OverLoan may result thereby. The Administrative Agent, without the request of the Canadian Borrower, for and on behalf of the Canadian Lenders and for their accounts in accordance with their respective Applicable Percentages, may direct the Canadian Agent to make Revolving Credit Loans to pay any interest, fee, service charge, or other payment to which the Administrative Agent, the Canadian Agent or any Canadian Lender is entitled from the Canadian Borrower pursuant hereto and may charge the same to the Loan Account of the Canadian Borrower notwithstanding that an OverLoan may result thereby. Such action on the part of the Administrative Agent shall not constitute a waiver of the Administrative Agent’s or the Canadian Agent’s rights or any Borrower’s obligations under §13. Any amount which is added to the principal balance of the Loan Account by the Administrative Agent as provided in this §2.8.2 shall bear interest at the interest rate then and thereafter applicable to Base Rate Loans with respect to amounts paid in respect of the U.S. Borrower and any amount which is added to the principal balance of the Loan Account with respect to amounts paid in respect of the Canadian Borrower by the Canadian Agent as provided in this §2.8.2 shall bear interest at the interest rate then and thereafter applicable to or Canadian Prime Rate Loans.

2.9. Request for Revolving Credit Loans.

2.9.1. General. The Borrowers’ Representative shall give to the Administrative Agent written notice in the form of Exhibit C hereto (or telephonic notice confirmed in a writing in the form of Exhibit C hereto) of each Revolving Credit Loan requested hereunder (a “Loan Request”) no later than (a) 12:00 noon on the Business Day of the proposed Drawdown Date of any Base Rate Loan or Canadian Prime Rate Loan and (b) 1:00 p.m. three (3) Business Days prior to the proposed Drawdown Date of any Eurodollar Rate Loan or BA Equivalent Loan. Each such notice shall specify (i) the principal amount of the Revolving Credit Loan requested, (ii) the proposed Drawdown Date of such Revolving Credit Loan, (iii) the Type of Loan requested, and (iv) if a Eurodollar Rate Loan or BA Equivalent Loan is requested, the Interest Period for such Revolving Credit Loan. Promptly upon receipt of any such notice, but in any event no later than 2:00 PM on the proposed Drawdown Date, the Administrative Agent shall notify each of the Applicable Lenders thereof. Each Loan Request shall be irrevocable and binding on the U.S. Borrower or the Canadian Borrower, as applicable, and shall obligate such Borrower to accept the Revolving Credit Loan requested from the Applicable Lenders on the proposed Drawdown Date. Each Loan Request shall be in a minimum aggregate amount of $100,000 or an integral multiple of $100,000 in excess thereof.

2.9.2. Swing Line. Notwithstanding the notice and minimum amount requirements set forth in §2.9.1 but otherwise in accordance with the terms and conditions of this Agreement (except with respect to Protective OverAdvances), the applicable Swing Line Lender may, in its sole discretion and without conferring with the Applicable Lenders and in reliance upon the agreements of the other Revolving Credit Lenders contained herein, make Swing Line Loans to the U.S. Borrower and to the Canadian Borrower, in each case (i) by entry of credits to (A) the U.S. Borrower’s operating account or other account (the “U.S. Operating Account”) with the Administrative Agent or (B) the Canadian

Borrower’s operating account or other account (the “Canadian Operating Account”) with the Canadian Agent, as applicable, to cover checks or other charges which such Borrower has drawn or made against such account, (ii) in an amount as otherwise requested by the relevant Borrower or (iii) as Protective OverAdvances, provided that (A) the Dollar Equivalent of the aggregate Outstanding Amount of all Swing Line Loans shall not exceed the Swing Line Ceiling at any time and (B) no Borrower shall use the proceeds of any such Swing Line Loans made pursuant to this §2.9.2 to refinance any other such Swing Line Loans. Each Borrower hereby requests and authorizes the Swing Line Lender to make from time to time such Swing Line Loans by means of appropriate entries of such credits sufficient to cover checks and other charges then presented for payment from its Operating Account or as otherwise so requested. Each Borrower acknowledges and agrees that the making of such Swing Line Loans shall, in each case, be subject in all respects to the provisions of this Agreement as if they were Revolving Credit Loans covered by a Loan Request including, without limitation, the limitations set forth in §2.1 and the requirement that the applicable provisions of §11 (in the case of Revolving Credit Loans made on the Closing Date) and §12 shall have been satisfied (except in the case of Protective OverAdvances). All actions taken by the Swing Line Lender pursuant to the provisions of this §2.9.2 shall be conclusive and binding on the relevant Borrower and the Applicable Lenders absent the Swing Line Lender’s gross negligence or willful misconduct. Swing Line Loans made (a) to the U.S. Borrower pursuant to this §2.9.2 shall be Base Rate Loans and (b) to the Canadian Borrower pursuant to this §2.9.2 shall be Canadian Prime Rate Loans, in each case until converted in accordance with the provisions of the Agreement and, prior to a Settlement, all interest in respect of such Swing Line Loans shall be for the account of the applicable Swing Line Lender.

2.10. Funds for Revolving Credit Loans.

2.10.1. Funding Procedures. Not later than 3:00 p.m. (Boston time) on the proposed Drawdown Date of any Revolving Credit Loans, each of the Applicable Lenders will make available to the Applicable Agent, at the Administrative Agent’s Office or the Canadian Agent’s Office, as applicable, in immediately available funds, the amount of such Applicable Lender’s Applicable Percentage of the amount of the requested Revolving Credit Loans. Upon receipt from each Applicable Lender of such amount, and upon receipt of the documents required by §§11 and 12 and the satisfaction of the other conditions set forth therein, to the extent applicable, the Applicable Agent will make available to the U.S. Borrower or the Canadian Borrower, as applicable, the aggregate amount of such Revolving Credit Loans made available to the Applicable Agent by the Applicable Lenders. The failure or refusal of any Applicable Lender to make available to the Applicable Agent at the aforesaid time and place on any Drawdown Date the amount of its Applicable Percentage of the requested Revolving Credit Loans shall not relieve any other Applicable Lender from its several obligation hereunder to make available to the Applicable Agent the amount of such other Applicable Lender’s Applicable Percentage of any requested Revolving Credit Loans.

2.10.2. Advances by Administrative Agent and Canadian Agent. The Administrative Agent and the Canadian Agent may, unless notified to the contrary by any Applicable Lender prior to a Drawdown Date, assume that such Applicable Lender has made available to it on such Drawdown Date the amount of such Applicable Lender’s Applicable Percentage of the Revolving Credit Loans to be made on such Drawdown Date, and the Applicable Agent may (but it shall not be required to), in reliance upon such assumption, make available to the U.S. Borrower or the Canadian Borrower, as the case may be, a corresponding amount. If any Applicable Lender makes available to the Applicable Agent such amount on a date after such Drawdown Date, such Applicable Lender shall pay to the Applicable Agent on demand all such costs and expenses as may be incurred by the Applicable Agent in the enforcement of the Applicable Agent’s rights against such Applicable Lender plus an amount equal to the greater of (a) the amount of interest actually paid by the U.S. Borrower or the Canadian Borrower, as applicable, on account of such amounts or (b) the product of (i) the average computed for the period referred to in clause (iii) below, of the weighted average interest rate paid by the Applicable Agent for federal funds acquired by the Applicable Agent during each day included in such period, times (ii) the amount of such Applicable Lender’s Applicable Percentage of such Revolving Credit Loans, times (iii) a fraction, the numerator of which is the number of days that elapse from and including such Drawdown Date to the date on which the amount of such Applicable Lender’s Applicable Percentage of such Revolving Credit Loans shall become immediately available to the Applicable Agent and the denominator of which is 360. A statement of the Administrative Agent or the Canadian Agent submitted to such Applicable Lender with respect to any amounts owing under this paragraph shall be prima facie evidence of the amount due and owing to the Applicable Agent by such Applicable Lender. If the amount of such Applicable Lender’s Applicable Percentage of such Revolving Credit Loans is not made available to the Applicable Agent by such Applicable Lender within three (3) Business Days following such Drawdown Date, the Applicable Agent shall be entitled to recover such amount from the U.S. Borrower or the Canadian Borrower, as applicable, on demand, with interest thereon at the rate per annum applicable to the Revolving Credit Loans made on such Drawdown Date.

2.10.3. Limitation of Liability. There shall not be any recourse to or liability of the Administrative Agent, the Canadian Agent or any Lender, on account of: (a) any delay in the making of any Revolving Credit Loan, (b) any delay by any bank or other depository institution in treating the proceeds of any such Revolving Credit Loan as collected funds or (c) any delay in the receipt, and/or any loss, of funds which constitute a Revolving Credit Loan, the wire transfer of which was properly initiated by the Administrative Agent or the Canadian Agent in accordance with wire instructions provided to the Administrative Agent or the Canadian Agent, as applicable, by the U.S. Borrower or the Canadian Borrower, as the case may be.

2.11. Borrowing Base / Reductions to Availability.

2.11.1. Change in Borrowing Base. Each Borrowing Base shall be determined weekly (or at such other interval as may be specified pursuant to §8.4(f)) by the Administrative Agent by reference to the applicable Borrowing Base Report, commercial finance and collateral audit reports, and the appraisals of Inventory and Private Label Accounts delivered to the Lenders, the Administrative Agent pursuant to §8.4(h) and other information obtained by or provided to the Administrative Agent. Without in any way limiting the Administrative Agent’s rights to modify the Reserves in accordance with this Agreement at any time in the future, as of the Closing Date the current Reserves are as set forth on Schedule 2.11.1 hereto. In determining whether to reduce the lending formula(s), the Administrative Agent may consider events, conditions, contingencies or risks which are also considered in determining Eligible Accounts Receivable, Eligible Inventory or in establishing the Reserves; provided, however, that such reduction in lending formula shall not be based upon any event, condition, contingency or risk to the extent that an appropriate Reserve has been established. The Administrative Agent shall give to the U.S. Borrower or the Canadian Borrower, as applicable, five (5) days written notice of its determination of the actual Borrowing Base and Availability taking into account such Reserves as the Administrative Agent may determine in its good faith credit judgment as being applicable thereto and shall have discussed its basis for such determination with such Borrower if such Borrower shall so request.

2.11.2. Risk of Value of Collateral. The Administrative Agent’s or the Canadian Agent’s reference to a given asset in connection with the making of Loans and advances and the providing of financial accommodations under this Agreement and/or the monitoring of compliance with the provisions hereof shall not be deemed a determination by such Agent or any Lender relative to the actual value of the asset in question. All risks concerning the value of the Collateral are and remain upon the Borrowers. All Collateral secures the prompt, punctual, and faithful performance of the Obligations whether or not relied upon by the Administrative Agent or the Canadian Agent, as applicable, in connection with the making of Loans, credits, and advances and the providing of financial accommodations to the Borrowers under this Agreement.

2.11.3. Reductions to Availability. In the determination of Availability, the Administrative Agent may deem fees, service charges, accrued interest, and other payments which will be due and payable between the date of such determination and the first day of the then next succeeding month as having been advanced as Revolving Credit Loans whether or not such amounts are then due and payable.

2.12. Settlements.

2.12.1. General. (a) The Swing Line Lender at any time in its sole and absolute discretion may request, on behalf of the U.S. Borrower or the Canadian Borrower, as applicable (each of which hereby irrevocably authorizes the Swing Line Lender to so request on its behalf), that the Administrative Agent cause each Applicable Lender to make a Base Rate Loan or a Canadian Prime Rate Loan, as applicable, in an amount equal to such Applicable Lender’s Applicable Percentage of the amount of such Swing Line Loans then outstanding. Such request shall be made in writing (which written request shall be deemed to be a Loan Request for purposes hereof) and in accordance with the requirements of §2.9.1, without regard to the minimum and multiples specified therein for the principal amount of Base Rate Loans or Canadian Prime Rate Loan, as applicable, but subject to the unutilized portion of the aggregate Commitments and the conditions set forth in §12. The Administrative Agent promptly shall furnish the relevant Borrower with a copy of the Loan Request. Each Applicable Lender shall make an amount equal to its Applicable Percentage of the amount specified in such Loan Request available to the Applicable Agent in immediately available funds for the account of the Swing Line Lender not later than 1:00 p.m. (Boston time) on the day specified in such Loan Request, whereupon, subject to §2.12.1(b), each Applicable Lender that so makes funds available shall be deemed to have made a Base Rate Loan or a Canadian Prime Rate Loan, as applicable, to the relevant Borrower in such amount.

(b) If for any reason any such Swing Line Loan cannot be refinanced by such a borrowing in accordance with §2.12.1(a), the request for Base Rate Loans or the request for Canadian Prime Rate Loans, as applicable, submitted by the Administrative Agent, in each case as set forth herein, shall be deemed to be a request by the Swing Line Lender that each of the Applicable Lenders fund its risk participation in the relevant Swing Line Loan and each Applicable Lender’s payment to the Applicable Agent for the account of the Swing Line Lender pursuant to §2.12.1(a) shall be deemed payment in respect of such participation.

(c) Each Applicable Lender’s obligation to make Loans or to purchase and fund risk participations in Swing Line Loans pursuant to this §2.12.1 shall be absolute and unconditional and shall not be affected by any circumstance, including (i) any setoff, counterclaim, recoupment, defense or other right which such Lender may have against the Swing Line Lender, the Administrative Agent, any Borrower or any other Person for any reason whatsoever, (ii) the occurrence or continuance of a Default, or (iii) any other occurrence, event or condition, whether or not similar to any of the foregoing; provided, however, that each Applicable Lender’s obligation to make Loans pursuant to this §2.12.1 is subject to the conditions set forth in §12. No such funding of risk participations shall relieve or otherwise impair the obligation of the Borrowers to repay Swing Line Loans, together with interest as provided herein.

(d) At any time after any Applicable Lender has purchased and funded a risk participation in a Swing Line Loan, if the Swing Line Lender receives any payment on account of such Swing Line Loan, the Swing Line Lender will distribute to such Applicable Lender its Applicable Percentage of such payment (appropriately adjusted, in the case of interest payments, to reflect the period of time during which such Applicable Lender’s risk participation was funded) in the same funds as those received by the Swing Line Lender.

(e) If any payment received by the Swing Line Lender in respect of principal or interest on any Swing Line Loan is required to be returned by the Swing Line Lender under any of the circumstances described herein (including pursuant to any settlement entered into by the Swing Line Lender in its discretion), each Revolving Credit Lender shall pay to the Administrative Agent, for the account of the Swing Line Lender, its Applicable Percentage thereof on demand of the Administrative Agent plus interest thereon from the date of such demand to the date such amount is returned, at a rate per annum equal to the Federal Funds Rate. The obligations of the Revolving Credit Lenders under this clause shall survive the payment in full of the Obligations and the termination of this Agreement.

2.12.2. Failure to Make Funds Available. If any Applicable Lender fails to make available to the Administrative Agent any amount required to be paid by such Lender pursuant to the foregoing provisions of this §2.12 by the time specified in §2.12.1(a), the Administrative Agent shall be entitled to recover from such Applicable Lender, on demand, such amount with interest thereon for the period from the date such payment is required to the date on which such payment is immediately available to the Swing Line Lender at a rate per annum equal to the greater of the Federal Funds Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation. A certificate of the Administrative Agent submitted to any Applicable Lender with respect to any amounts owing under this §2.12.2 shall be conclusive absent manifest error.

2.12.3. No Effect on Other Lenders. The failure or refusal of any Applicable Lender to make available to the Administrative Agent any amount required to be paid by such Applicable Lender pursuant to the foregoing provisions of this §2.12 by the time specified in §2.12.1(a), shall not (a) relieve any other Applicable Lender from its several obligations hereunder to make available to the Administrative Agent any amount required to be paid by such Applicable Lender pursuant to the foregoing provisions of this §2.12 by the time specified in §2.12.1(a) or (b) impose upon any Applicable Lender, other than the Applicable Lender so failing or refusing, any liability with respect to such failure or refusal or otherwise increase the Commitment of such other Applicable Lender.

2.13. Repayments of Revolving Credit Loans Absent an Event of Default.

2.13.1. Credit for Funds Received in Concentration Account. (a) All funds and cash proceeds in the form of money, checks and like items received in the Concentration Accounts as contemplated by §8.14 shall be credited, on the next Business Day on which the Administrative Agent determines that good collected funds have been received, and, prior to the receipt of good collected funds, on a provisional basis until final receipt of good collected funds, and applied as contemplated by §2.13.2, or as applicable, §13.4, (b) all funds and cash proceeds in the form of a wire transfer received in the Concentration Accounts as contemplated by §8.14 shall be credited on the next Business Day as the Administrative Agent’s receipt of such amounts (or up to such later date as the Administrative Agent determines that good collected funds have been received), and applied as contemplated by §2.13.2, or as applicable, §13.4, and (c) all funds and cash proceeds in the form of an automated clearing house transfer received in the Concentration Accounts as contemplated by §8.14 shall be credited, on the next Business Day following the Administrative Agent’s receipt of such amounts (or up to such later date as the Administrative Agent determines that good collected funds have been received), and applied as contemplated by §2.13.2, or as applicable, §13.4. For purposes of the foregoing provisions of this §2.13.1, the Administrative Agent shall not be deemed to have received any such funds or cash proceeds on any day unless received by the Administrative Agent before 2:00 p.m. (Boston time) on such day. The Borrowers further acknowledge and agree that any such provisional credits or credits in respect of wire or automatic clearing house funds transfers shall be subject to reversal if final collection in good funds of the related item is not received by, or final settlement of the funds transfer is not made in favor of, the Administrative Agent in accordance with the Administrative Agent’s customary procedures and practices for collecting provisional items or receiving settlement of funds transfers. No Revolving Credit Lender shall have any interest in, or right to receive any part of any interest which reflects amounts described in the provisions of this §2.13.1.

2.13.2. Application of Payments Absent an Event of Default.

(a) Absent an Event of Default of which the account officers of the Agents active on the Borrowers’ accounts have knowledge, all funds transferred to the U.S. Concentration Account and for which the U.S. Borrower has received credits shall be applied to the U.S. Obligations as follows:

(i) first, to pay amounts then due and payable by the U.S. Borrower under this Agreement, the Notes and the other Loan Documents;

(ii) second, to reduce Swing Line Loans made by the Swing Line Lender to the U.S. Borrower and for which Settlement has not then been made;

(iii) third, to reduce other Revolving Credit Loans made to the U.S. Borrower which are Base Rate Loans;

(iv) fourth, to reduce Revolving Credit Loans made to the U.S. Borrower which are Eurodollar Rate Loans; and

(v) fifth, except as otherwise required by §§2.13.2(c) and (d), to the U.S. Operating Account.

(b) Absent an Event of Default of which the account officers of the Agents active on the Borrowers’ accounts have knowledge, all funds transferred to the Canadian Concentration Account and for which the Canadian Borrower has received credits shall be applied to the Canadian Obligations as follows:

(i) first, to pay amounts then due and payable by the Canadian Borrower under this Agreement, the Notes and the other Loan Documents;

(ii) second, to reduce Swing Line Loans made by the Swing Line Lender to the Canadian Borrower and for which Settlement has not then been made;

(iii) third, to reduce other Revolving Credit Loans made to the Canadian Borrower which are Canadian Prime Rate Loans;

(iv) fourth, to reduce Revolving Credit Loans made to the Canadian Borrower which are BA Equivalent Loans; and

(v) fifth, except as otherwise required by §§2.13.2(c) and (d), to the Canadian Operating Account.

(c) All prepayments of Eurodollar Rate Loans and BA Equivalent Loans prior to the end of an Interest Period shall obligate the relevant Borrower to pay any breakage costs associated with such Eurodollar Rate Loans or BA Equivalent Loans, as the case may be, in accordance with §5.11. Prior to the occurrence of an Event of Default, the relevant Borrower may elect to avoid such breakage costs by providing to the Applicable Agent cash in an amount sufficient to cash collateralize such Eurodollar Rate Loans or BA Equivalent Loans, as applicable, but in no event shall such Borrower be deemed to have paid such Eurodollar Rate Loans or BA Equivalent Loans, as the case may be, until such cash has been paid to the Applicable Agent for application to such Eurodollar Rate Loans or BA Equivalent Loans, as applicable. The Applicable Agent may elect to cause such cash collateral to be deposited into a cash collateral account pursuant to the terms of a cash collateral agreement executed by the relevant Borrower and the Applicable Agent and in form and substance satisfactory to the Applicable Agent. In each such case, the relevant Borrower agrees to execute and deliver to the Applicable Agent such instruments and documents, including Uniform Commercial Code and PPSA financing statements, certified statements issued by the Québec Register of Personal and Movable Real Rights and agreements with any third party depository banks, as the Applicable Agent may request.

(d) All prepayments of the Revolving Credit Loans pursuant to this §2.13.2 shall be allocated among the Revolving Credit Lenders making such Revolving Credit Loans, in proportion, as nearly as practicable, to the respective unpaid principal amount of such Revolving Credit Loans outstanding, with adjustments to the extent practicable to equalize any prior payments or repayments not exactly in proportion. Prior to any Settlement Date, however, all prepayments of the Revolving Credit Loans shall be applied in accordance with this §2.13.2, first to outstanding Revolving Credit Loans of the Administrative Agent.

2.14. Repayments of Revolving Credit Loans After Event of Default. Following the occurrence and during the continuance of an Event of Default of which the account officers of the Agents active on the Borrowers’ accounts have knowledge, all funds transferred to the Concentration Accounts and for which the Borrowers have received credits shall be applied to the Obligations in accordance with §13.4.

2.15. OverLoans and Protective OverAdvances.

2.15.1. Protective OverAdvances. Notwithstanding any provision contained in this Agreement to the contrary, the Administrative Agent may (without any obligation to do so) in its sole and absolute discretion (a) make Protective OverAdvances to the U.S. Borrower which would constitute OverLoans and (b) direct the Canadian Agent to make Protective OverAdvances to the Canadian Borrower which would constitute OverLoans.

2.15.2. OverLoans. Each Revolving Credit Lender recognizes that subsequent to the making of a Revolving Credit Loan which does not constitute a Protective OverAdvance, Availability may be less than $0 on account of changed circumstances beyond the control of the Administrative Agent (such as a drop in collateral value).

2.15.3. No Obligation to Provide OverLoans. The Administrative Agent’s, the Canadian Agent’s and the Revolving Credit Lenders’ providing of an OverLoan or Protective OverAdvance on any one occasion does not affect the obligations of the Borrowers hereunder (including the Borrowers’ obligation to immediately repay any amount which otherwise constitutes an OverLoan) nor obligate the Revolving Credit Lenders, the Administrative Agent or the Canadian Agent to do so on any other occasion.

2.16. Conversion Options.

2.16.1. Conversion to Different Type of Revolving Credit Loan. The Borrowers’ Representative on behalf of either Borrower may elect from time to time to convert any outstanding Revolving Credit Loan to a Revolving Credit Loan of another Type, provided that (a) with respect to any such conversion of a Eurodollar Rate Loan to a Base Rate Loan, the Borrowers’ Representative shall give the Administrative Agent at least one (1) Business Day prior written notice of such election, (b) with respect to any such conversion of a Base Rate Loan to a Eurodollar Rate Loan, the Borrowers’ Representative shall give the Administrative Agent at least three (3) Business Days prior written notice of such election, (c) with respect to any such conversion of a BA Equivalent Loan to a Canadian Prime Rate Loan, the Borrowers’ Representative shall give the Canadian Agent at least one (1) Business Days prior written notice of such election, (d) with respect to any such conversion of a Canadian Prime Rate Loan to a BA Equivalent Loan, the Borrowers’ Representative shall give the Canadian Agent at least three (3) Business Days prior written notice of such election, (e) with respect to any such conversion of a Eurodollar Rate Loan into a Base Rate Loan or of a BA Equivalent Loan into a Canadian Prime Rate Loan, such conversion shall only be made on the last day of the Interest Period with respect thereto and (f) no Revolving Credit Loan may be converted into a Eurodollar Rate Loan or a BA Equivalent Loan when any Default has occurred and is continuing. On the date on which such conversion is being made each Applicable Lender shall take such action as is necessary to transfer its Applicable Percentage of such Revolving Credit Loans to its Domestic Lending Office, its Eurodollar Lending Office or its Canadian Lending Office, as the case may be. All or any part of outstanding Revolving Credit Loans of any Type may be converted into a Revolving Credit Loan of another Type as provided herein, provided that any partial conversion shall be in an aggregate principal amount of $1,000,000 or an integral multiple of $500,000 in excess thereof. Each Conversion Request relating to the conversion of a Revolving Credit Loan to a Eurodollar Rate Loan or a BA Equivalent Loan shall be irrevocable by the relevant Borrower.

2.16.2. Continuation of Type of Revolving Credit Loan. Any Revolving Credit Loan of any Type may be continued as a Revolving Credit Loan of the same Type upon the expiration of an Interest Period with respect thereto by compliance by the relevant Borrower with the notice provisions contained in §2.16.1; provided that no Eurodollar Rate Loan or BA Equivalent Loan may be continued as such when any Default has occurred and is continuing, but in such case shall be automatically converted to a Base Rate Loan or a Canadian Prime Rate Loan, as applicable, on the last day of the first Interest Period relating thereto ending during the continuance of any Default of which officers of the Applicable Agent active upon the relevant Borrower’s account have actual knowledge. In the event that the relevant Borrower fails to provide any such notice with respect to the continuation of any Eurodollar Rate Loan or a BA Equivalent Loan as such, then such Eurodollar Rate Loan or BA Equivalent Loan shall be automatically converted to a Base Rate Loan or a Canadian Prime Rate Loan, as applicable, on the last day of the first Interest Period relating thereto. The Administrative Agent shall notify the Applicable Lenders promptly when any such automatic conversion contemplated by this §2.16.2 is scheduled to occur.

2.16.3. Eurodollar Rate Loans; BA Equivalent Loans. Any conversion to or from Eurodollar Rate Loans or BA Equivalent Loans shall be in such amounts and be made pursuant to such elections so that, after giving effect thereto, the aggregate principal amount of all Eurodollar Rate Loans or all BA Equivalent Loans, as applicable, having the same Interest Period shall not be less than $1,000,000 or an integral multiple of $500,000 in excess thereof. No more than five (5) Eurodollar Rate Loans and five (5) BA Equivalent Loans having different Interest Periods may be outstanding at any time.

2.17. Increase in Commitments.

2.17.1. Request for Increase. Provided there exists no Default, upon notice to the Administrative Agent (which shall promptly notify the Lenders), the U.S. Borrower may from time to time, elect to increase the U.S. Total Commitment by an amount (for all such elections) not exceeding $25,000,000; provided that (i) the Total Commitment shall not be increased by an aggregate amount exceeding $25,000,000, (ii) any such exercise of its right to increase the U.S. Total Commitment shall be in a minimum amount of $5,000,000 and (iii) the U.S. Borrower may make a maximum of five (5) such elections. At the time of sending such notice, the U.S. Borrower (in consultation with the Administrative Agent) shall specify the time period within which each U.S. Lender is requested to effect the increase (which shall in no event be less than ten (10) Business Days from the date of delivery of such notice to the U.S. Lenders).

2.17.2. Effective Date and Allocations. If the Total Commitment is increased in accordance with this §2.17, the Administrative Agent and the U.S. Borrower shall determine the effective date (the “Increase Effective Date”) of such increase. The Administrative Agent shall promptly notify the U.S. Borrower and the Lenders of the Increase Effective Date. In no event shall the Increase Effective Date be more than ten (10) Business Days from the date of the U.S. Borrower’s delivery of its election to increase the U.S. Total Commitment.

2.17.3. Conditions to Effectiveness of Increase. As a condition precedent to such increase, the U.S. Borrower shall deliver to the Administrative Agent a certificate of each Borrower and each Guarantor dated as of the Increase Effective Date (in sufficient copies for each Lender) signed by a responsible officer of such Borrower or such Guarantor (i) certifying and attaching the resolutions adopted by such Borrower or such Guarantor approving or consenting to such increase, and (ii) in the case of the U.S. Borrower, certifying that, before and after giving effect to such increase, (A) the representations and warranties contained in §7 and the other Loan Documents are true and correct on and as of the Increase Effective Date, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they are true and correct as of such earlier date, and except that for purposes of this §2.17.3, the representations and warranties contained in §7.4 shall be deemed to refer to the most recent statements furnished pursuant to §8.4, and (B) no Default exists.

2.17.4. Conflicting Provisions. This §2.17 shall supersede any provisions in §16.12 to the contrary.

3. THE TRANCHE B FACILITY.

3.1. Tranche B Loan Generally. Subject to the terms and conditions set forth in this Agreement, the Tranche B Loan under and as defined in the Existing Mayor’s Credit Agreement shall be deemed to have been made under and pursuant to this Agreement, and from and after the Closing Date shall be subject to and governed by the terms and conditions hereof in all respects.

3.2. The Tranche B Loan Note. The Tranche B Loan shall be evidenced by a separate promissory note of the U.S. Borrower in substantially the form of Exhibit C hereto (the “Tranche B Note”), dated the Closing Date, and completed with appropriate insertions. The U.S. Borrower irrevocably authorizes the Tranche B Lender to make or cause to be made a notation on the Tranche B Lender’s records reflecting the original principal amount of the Tranche B Loan and, at or about the time of the Tranche B Lender’s receipt of any principal payment on the Tranche B Loan Note, an appropriate notation on the Tranche B Lender’s records reflecting such payment. The aggregate unpaid amount set forth on the Tranche B Lender’s records shall be prima facie evidence of the principal amount thereof owed and unpaid on the Tranche B Loan, but the failure to record, or any error in so recording, any such amount on the Tranche B Lender’s records shall not affect the obligations of the U.S. Borrower hereunder or under the Tranche B Loan Note to make payments of principal of and interest on the Tranche B Loan Note when due.

3.3. Payments of Principal of Tranche B Loan. Except as contemplated by §13.4, the U.S. Borrower may not make any principal payments on account of the Tranche B Loan until the Borrowers’ Obligations to the Revolving Credit Lenders have been paid in full and the Commitments have been terminated; provided, however, from the period commencing on the Closing Date through the Tranche B Loan Maturity Date, the U.S. Borrower may prepay the Tranche B Loan in whole or in part, provided that at the time of such prepayment (i) no Default exists or would occur as a result of such prepayment, (ii) each partial prepayment shall be in a minimum amount equal to $2,500,000, (iii) after giving effect to such prepayment Availability is equal to or greater than $8,000,000 and (iv) the Borrowers shall have delivered to the Administrative Agent pro forma financial statements for the next 12 months demonstrating, in form and substance satisfactory to the Administrative Agent, that Availability will be equal to or exceed $8,000,000 at all times during such 12 month period after giving effect to the prepayment of the Tranche B Loan. The U.S. Borrower promises to pay on the Tranche B Loan Maturity Date, and there shall become absolutely due and payable on the Tranche B Loan Maturity Date, all of the Tranche B Loans outstanding on such date, together with any and all accrued and unpaid interest thereon and fees in connection with the Tranche B Loan. If the U.S. Borrower prepays the Tranche B Loans in whole or in part prior to August 18, 2006, then, in view of the impracticality and extreme difficulty of ascertaining the actual amount of damages to Tranche B Lender or profits lost by the

Tranche B Lender as a result thereof, and by mutual agreement of the parties as to a reasonable estimation and calculation of the lost profits or damages of the Tranche B Lender, the U.S. Borrower shall pay a fee with respect to each such prepayment (the “Tranche B Early Termination Fee”) in an amount equal to the greater of (a) the Yield Revenue calculated with respect to such amounts less the aggregate amount of any payments made during the period from December 1, 2005 through August 18, 2006 on account of components of Yield Revenue relating to such amounts and (b) one and one-fifth percent (1.20%) of the amount prepaid (for the avoidance of doubt, if any prepayment is made on August 18, 2006 or later, no Tranche B Early Termination Fee with respect to such prepayment shall be due and payable).

3.4. Interest on Tranche B Loan. Except as otherwise provided in §§3.4(b) and 16.12(c)(iv), the outstanding amount of the Tranche B Loan shall be calculated on the basis of a three hundred sixty (360) day year and actual days elapsed and shall bear interest until repaid at the rate per annum (the “Tranche B Loan Interest Rate”) equal to (a) 10.75% for the period commencing on the Closing Date through August 18, 2006, and (b) the greater of (i) 12.75% and (ii) the Base Rate plus 6.50% thereafter. The Tranche B Loan Interest Rate shall be payable by the U.S. Borrower monthly in arrears, on the first Business Day of each month (the “Tranche B Loan Interest Payment Date”), and on the Tranche B Loan Maturity Date. Following the occurrence and continuance of any Event of Default, at the direction of the Tranche B Lender, interest shall accrue and shall be payable on the unpaid principal balance of the Tranche B Loan at the aggregate of the Tranche B Loan Interest Rate plus three percent (3%) per annum.

3.5. Payments on Account of Tranche B Loan. The U.S. Borrower authorizes the Administrative Agent to determine and to pay over directly to the Tranche B Lender any and all amounts due and payable from time to time under or on account of the Tranche B Loan as advances under the Revolving Credit Loans of the U.S. Borrower, it being understood, however, that the authorization of the Administrative Agent provided in this §3.5 shall not excuse the U.S. Borrower from fulfilling its obligations to the Tranche B Lender on account of the Tranche B Loan nor place any obligation on the Administrative Agent to do so. The Administrative Agent shall provide prompt advice to the Borrowers of any amount which is so paid over by the Administrative Agent to the Tranche B Lender pursuant to this §3.5. The U.S. Borrower shall not be entitled to any credit, rebate or repayment of any fee or assessment previously earned by the Tranche B Lender pursuant to this Agreement notwithstanding any termination of this Agreement or suspension or termination of the Administrative Agent’s and any Lender’s respective obligation to make loans and advances hereunder.

3.6. Buyout Option. At any time during any Buyout Exercise Period, the Tranche B Lender may (but shall not be obligated to) give notice to the Administrative Agent (the “Buyout Acceptance Notice”) of its intent to cause the assignment to the Tranche B Lender, or its designee, by the Revolving Credit Lenders, of all right, title and interest in, to, arising under or in respect of all Obligations of the Revolving Credit Lenders. Such assignments shall be effected on the Business Day which is not more than three (3) Business Days following the Buyout Acceptance Notice by the execution, by the

Revolving Credit Lenders, of an Assignment and Acceptance in exchange for the payment, in immediately available funds, of the amount of the Obligations in respect of the Revolving Credit Loans (excluding the Revolving Credit Early Termination Fee) as of the date on which such assignment is made. The Tranche B Lender’s buy out right under this §3.6 may only be exercised completely with respect to all of the Obligations of the Revolving Credit Lenders. Following its exercise of the buy out right under this §3.6, the Tranche B Lender shall (a) not waive or alter the Revolving Credit Early Termination Fee or alter the payment provisions in §13.4 to change when the Revolving Credit Early Termination Fee would be paid and (b) upon receipt of any amounts on account of the Revolving Credit Early Termination Fee, pay such amounts to the Administrative Agent for the account of the Revolving Credit Lenders in accordance with their Applicable Percentages as of the date of the buy out under this §3.6. For purposes of the Tranche B Lender’s buy out right under this §3.6, “Obligations” shall exclude all (a) Obligations under Interest Rate Agreements and foreign exchange contracts with any Agent or any of their Affiliates or branches in an aggregate amount in excess of $3,000,000 (b) Obligations under Capitalized Leases and operating leases and (c) Obligations owing to any Agent or any of their Affiliates or branches pursuant to subsection (b) of the definition of Obligations to the extent they do not relate to treasury, cash management or similar services.

4. LETTERS OF CREDIT.

4.1. The Letter of Credit Commitment.

(a) Subject to the terms and conditions set forth herein, the Applicable Agent shall cause the Applicable L/C Issuer to issue, or shall by the provision of one or more L/C Supports, induce the Applicable L/C Issuer to issue, and (i) the Applicable L/C Issuer agrees, in reliance upon the agreements of the Revolving Credit Lenders set forth in this §4.1, (1) from time to time on any Business Day during the period from the Closing Date until the Letter of Credit Expiration Date, to issue Letters of Credit for the account of the Borrowers, and to amend or renew Letters of Credit previously issued by it, in accordance with §4.2 below, and (2) to honor drawings under the Letters of Credit; (ii) the U.S. Lenders severally agree to participate in Letters of Credit issued for the account of the U.S. Borrower and any drawings thereunder; and (iii) the Canadian Lenders severally agree to participate in Letters of Credit issued for the account of the Canadian Borrower and any drawings thereunder; provided that after giving effect to any L/C Credit Extension with respect to any Letter of Credit, (1) the Dollar Equivalent of the Outstanding Amount of all Revolving Credit Loans and L/C Obligations shall not exceed the Total Commitment, (2) the Outstanding Amount of the Revolving Credit Loans of any Revolving Credit Lender, plus such Revolving Credit Lender’s Applicable Percentage of the Outstanding Amount of all L/C Obligations, plus such Revolving Credit Lender’s Applicable Percentage of the Outstanding Amount of all Swing Line Loans shall not exceed such Revolving Credit Lender’s Commitment, and (3) the Dollar Equivalent of the Outstanding Amount of all L/C Obligations shall not exceed the Letter of Credit Sublimit. Each request by a Borrower for the issuance or amendment of a Letter of Credit shall be deemed to be a representation by such Borrower that the L/C

Credit Extension so requested complies with the conditions set forth in the proviso to the preceding sentence. Within the foregoing limits, and subject to the terms and conditions hereof, the Borrowers’ ability to obtain Letters of Credit shall be fully revolving, and accordingly the Borrowers may, during the foregoing period, obtain Letters of Credit to replace Letters of Credit that have expired or that have been drawn upon and reimbursed. All Existing Letters of Credit shall be deemed to have been issued pursuant hereto, and from and after the Closing Date shall be subject to and governed by the terms and conditions hereof.

(b) An L/C Issuer shall not issue any Letter of Credit, if:

(i) subject to §4.2(c), the expiry date of such requested Letter of Credit would occur more than twelve months after the date of issuance or last renewal, unless the Required Lenders have approved such expiry date;

(ii) the expiry date of such requested Letter of Credit would occur after the Letter of Credit Expiration Date, unless all the Applicable Lenders have approved such expiry date; or

(iii) to the extent required, such L/C Issuer fails to receive from the Applicable Agent an L/C Support with respect to the requested Letter of Credit.

(c) An L/C Issuer shall not be under any obligation to issue any Letter of Credit, nor shall the Applicable Agent have any obligation to provide an L/C Support if:

(i) any order, judgment or decree of any Governmental Authority or arbitrator shall by its terms purport to enjoin or restrain the Applicable L/C Issuer from issuing such Letter of Credit, or any law applicable to the Applicable L/C Issuer or any request or directive (whether or not having the force of law) from any Governmental Authority with jurisdiction over the Applicable L/C Issuer shall prohibit, or request that the Applicable L/C Issuer refrain from, the issuance of letters of credit generally or such Letter of Credit in particular or shall impose upon the Applicable L/C Issuer with respect to such Letter of Credit any restriction, reserve or capital requirement (for which the Applicable L/C Issuer is not otherwise compensated hereunder) not in effect on the Closing Date, or shall impose upon the Applicable L/C Issuer any unreimbursed loss, cost or expense which was not applicable on the Closing Date and which the Applicable L/C Issuer in good faith deems material to it;

(ii) the issuance of such Letter of Credit would violate one or more policies of the Applicable L/C Issuer;

(iii) except as otherwise agreed by the Applicable Agent and the Applicable L/C Issuer, such Letter of Credit is in an initial stated amount less than $50,000, in the case of a commercial Letter of Credit, or $50,000, in the case of a standby Letter of Credit;

(iv) such Letter of Credit is to be denominated in a currency other than Dollars or CD$;

(v) such Letter of Credit contains any provisions for automatic reinstatement of the stated amount after any drawing thereunder; or

(vi) a default of any Revolving Credit Lender’s obligations to fund under §4.3 exists or any Revolving Credit Lender is at such time a Delinquent Lender hereunder, unless the Applicable L/C Issuer has entered into satisfactory arrangements with the relevant Borrower or such Revolving Credit Lender to eliminate the Applicable L/C Issuer’s risk with respect to such Revolving Credit Lender.

(d) The Applicable L/C Issuer shall not amend any Letter of Credit if the Applicable L/C Issuer would not be permitted at such time to issue such Letter of Credit in its amended form under the terms hereof.

(e) The Applicable L/C Issuer shall be under no obligation to amend any Letter of Credit if (i) the Applicable L/C Issuer would have no obligation at such time to issue such Letter of Credit in its amended form under the terms hereof, or (ii) the beneficiary of such Letter of Credit does not accept the proposed amendment to such Letter of Credit.

(f) The Applicable L/C Issuer shall act on behalf of the Applicable Lenders with respect to any Letters of Credit issued by it and the documents associated therewith, and the Applicable L/C Issuer shall have all of the benefits and immunities (i) provided to the Agents in §14 with respect to any acts taken or omissions suffered by the Applicable L/C Issuer in connection with Letters of Credit issued by it or proposed to be issued by it and Issuer Documents pertaining to such Letters of Credit as fully as if the term “Agents” as used in §14 included the Applicable L/C Issuer with respect to such acts or omissions, and (ii) as additionally provided herein with respect to the Applicable L/C Issuer.

4.2. Procedures for Issuance and Amendment of Letters of Credit; Auto-Renewal Letters of Credit.

(a) Each Letter of Credit shall be issued or amended, as the case may be, upon the request of the U.S. Borrower or the Canadian Borrower, as applicable, delivered to the Applicable L/C Issuer (with a copy to the Administrative Agent and, in the case of Letters of Credit issued or amended for the account of the Canadian Borrower, the Canadian Agent) in the form of a Letter of Credit Application, appropriately completed and signed by a responsible officer of the relevant Borrower. Such Letter of Credit Application must be received by the Applicable L/C Issuer and the Administrative Agent and, to the extent applicable, the Canadian Agent not later than 11:00 a.m. (Boston time) at least two (2) Business Days (or such later date and time as the Applicable Agent and the Applicable L/C Issuer may agree in a particular instance in their sole discretion) prior to the proposed issuance date or date of amendment, as the case may be. In the case of a request for an initial issuance of a Letter of Credit, such Letter of Credit Application shall specify in form and detail satisfactory to the Applicable L/C Issuer: (i) the proposed issuance date of the requested Letter of Credit (which shall be a Business Day); (ii) the amount thereof; (iii) the expiry date thereof; (iv) the name and address of the beneficiary thereof; (v) the documents to be presented by such beneficiary in case of any drawing thereunder; (vi) the full text of any certificate to be presented by such beneficiary in case of any drawing thereunder; and (vii) such other matters as the Applicable L/C Issuer may require. In the case of a request for an amendment of any outstanding Letter of Credit, such Letter of Credit Application shall specify in form and detail satisfactory to the Applicable L/C Issuer (i) the Letter of Credit to be amended; (ii) the proposed date of amendment thereof (which shall be a Business Day); (iii) the nature of the proposed amendment; and (iv) such other matters as the Applicable L/C Issuer may require. Additionally, the relevant Borrower shall furnish to the Applicable L/C Issuer and the Applicable Agent such other documents and information pertaining to such requested Letter of Credit issuance or amendment, including any Issuer Documents, as the Applicable L/C Issuer or the Applicable Agent may require.

(b) Promptly after receipt of any Letter of Credit Application, the Applicable L/C Issuer will confirm with the Administrative Agent and, to the extent applicable, the Canadian Agent (by telephone or in writing) that the Administrative Agent and, to the extent applicable, the Canadian Agent has received a copy of such Letter of Credit Application from the U.S. Borrower or the Canadian Borrower, as applicable, and, if not, the Applicable L/C Issuer will provide the Administrative Agent and, to the extent applicable, the Canadian Agent with a copy thereof. Unless the Applicable L/C Issuer has received written notice from any Applicable Lender, the Administrative Agent, the Canadian Agent or any Borrower, at least one Business Day prior to the requested date of issuance or amendment of the applicable Letter of Credit, that one or more applicable conditions contained in §11 or §12 shall not then be satisfied, then, subject to the terms and conditions hereof, the Applicable L/C Issuer shall, on the requested date, issue a Letter of Credit for the account of such Borrower or enter into the applicable amendment, as the case may be, in each case in accordance with the Applicable L/C Issuer’s usual and customary business practices. Immediately upon the issuance of each Letter of Credit, each Applicable Lender shall be deemed to, and hereby irrevocably and unconditionally agrees to, purchase from the Applicable L/C Issuer a risk participation in the L/C Obligations arising from the issuance of such Letter of Credit in an amount equal to the product of such Applicable Lender’s Applicable Percentage times the amount of such Letter of Credit and each such Applicable Lender shall be jointly and severally obligated to the Applicable Agent for each L/C Support provided by such Agent to induce the issuance of such Letter of Credit.

(c) If any Borrower so requests in any applicable Letter of Credit Application, the Applicable L/C Issuer may, in its sole and absolute discretion, agree to issue a Letter of Credit that has automatic renewal provisions (each, an “Auto-Renewal Letter of Credit”); provided that any such Auto-Renewal Letter of Credit must permit the Applicable L/C Issuer to prevent any such renewal at least once in each twelve-month period (commencing with the date of issuance of such Letter of Credit) by giving not less than five (5) days prior notice to the beneficiary thereof (the “Non-Extension Notice

Date”) in each such twelve-month period to be agreed upon at the time such Letter of Credit is issued. Unless otherwise directed by the Applicable L/C Issuer, no Borrower shall be required to make a specific request to the Applicable L/C Issuer for any such renewal. Once an Auto-Renewal Letter of Credit has been issued, the Applicable Lenders shall be deemed to have authorized (but may not require) the Applicable L/C Issuer to permit the renewal of such Letter of Credit at any time to an expiry date not later than the Letter of Credit Expiration Date; provided, however, that the Applicable L/C Issuer shall not permit any such renewal if (i) the Applicable L/C Issuer has determined that it would not be permitted, or would have no obligation, at such time to issue such Letter of Credit in its revised form (as renewed) under the terms hereof (by reason of the provisions of clause (b) or (c) of §4.1 or otherwise), or (ii) it has received notice (which may be by telephone or in writing) on or before the day that is five Business Days before the Non-Extension Notice Date (1) from the Administrative Agent that the Required Lenders have elected not to permit such renewal or (2) from the Administrative Agent, the Canadian Agent, any Applicable Lender or the relevant Borrower that one or more of the applicable conditions specified in §11 or §12, as applicable, is not then satisfied, and in each such case directing the Applicable L/C Issuer not to permit such renewal.

(d) If any Borrower so requests in any applicable Letter of Credit Application, the Applicable L/C Issuer may, in its sole and absolute discretion, agree to issue a Letter of Credit that permits the automatic reinstatement of all or a portion of the stated amount thereof after any drawing thereunder (each, an “Auto-Reinstatement Letter of Credit”). Unless otherwise directed by the Applicable L/C Issuer, no Borrower shall be required to make a specific request to the Applicable L/C Issuer to permit such reinstatement. Once an Auto-Reinstatement Letter of Credit has been issued, except as provided in the following sentence, the Applicable Lenders shall be deemed to have authorized (but may not require) the Applicable L/C Issuer to reinstate all or a portion of the stated amount thereof in accordance with the provisions of such Letter of Credit. Notwithstanding the foregoing, if such Auto-Reinstatement Letter of Credit permits the Applicable L/C Issuer to decline to reinstate all or any portion of the stated amount thereof after a drawing thereunder by giving notice of such non-reinstatement within a specified number of days after such drawing (the “Non-Reinstatement Deadline”), the Applicable L/C Issuer shall not permit such reinstatement if it has received a notice (which may be by telephone or in writing) on or before the day that is five Business Days before the Non-Reinstatement Deadline (i) from the Administrative Agent that the Required Lenders have elected not to permit such reinstatement or (ii) from the Administrative Agent, the Canadian Agent, any Applicable Lender or the relevant Borrower that one or more of the applicable conditions specified in §11 or §12, as applicable, is not then satisfied (treating such reinstatement as an L/C Credit Extension for purposes of this clause) and, in each case, directing the Applicable L/C Issuer not to permit such reinstatement.

(e) Promptly after its delivery of any Letter of Credit or any amendment to a Letter of Credit to an advising bank with respect thereto or to the beneficiary thereof, the Applicable L/C Issuer will also deliver to the relevant Borrower and the Applicable Agent a true and complete copy of such Letter of Credit or amendment.

4.3. Drawings and Reimbursements; Funding of Participations.

(a) Upon receipt from the beneficiary of any Letter of Credit of any notice of a drawing under such Letter of Credit, the Applicable L/C Issuer shall notify the relevant Borrower and the Administrative Agent and, in the case of Letters of Credit issued or amended for the account of the Canadian Borrower, the Canadian Agent thereof. Not later than 11:00 a.m. (Boston time) on the date of any payment by the Applicable L/C Issuer under a Letter of Credit or of any payment to the Applicable L/C Issuer by the Applicable Agent with respect to an L/C Support (each such date, an “Honor Date”), the relevant Borrower shall reimburse the Applicable L/C Issuer through the Applicable Agent in an amount equal to the amount of such drawing or the Applicable Agent for the accounts of the Applicable Lenders in accordance with their Applicable Percentage in an amount equal to the amount paid in respect of the L/C Support. If the relevant Borrower fails to so reimburse the Applicable L/C Issuer or the Applicable Agent, as applicable, by such time, the Applicable Agent shall promptly notify each Applicable Lender of the Honor Date, the amount of the unreimbursed drawing or L/C Support payment amount (the “Unreimbursed Amount”), and the amount of such Applicable Lender’s Applicable Percentage thereof. In such event, the U.S. Borrower shall be deemed to have requested Base Rate Loans and the Canadian Borrower shall be deemed to have requested Canadian Prime Rate Loans, as applicable, to be disbursed on the Honor Date in an amount equal to the Unreimbursed Amount, without regard to the minimum and multiples specified in §2.9 for the principal amount of Base Rate Loans or Canadian Prime Rate Loans, as the case may be, but subject to the amount of the unutilized portion of the Total Commitment and the conditions set forth in §§11 and 12 (other than the delivery of a Loan Request). Any notice given by the Applicable L/C Issuer or the Applicable Agent pursuant to this §4.3(a) may be given by telephone if immediately confirmed in writing; provided that the lack of such an immediate confirmation shall not affect the conclusiveness or binding effect of such notice.

(b) Each Applicable Lender shall upon any notice pursuant to §4.3(a) make funds available to the Applicable Agent for the account of the Applicable L/C Issuer at the Administrative Agent’s Office or the Canadian Agent’s Office, as applicable, in an amount equal to its Applicable Percentage of the Unreimbursed Amount not later than 1:00 p.m. (Boston time) on the Business Day specified in such notice by the Applicable Agent, whereupon, subject to the provisions of §4.3(c), each Applicable Lender that so makes funds available shall be deemed to have made a Base Rate Loan or a Canadian Prime Rate Loan, as applicable, to the relevant Borrower in such amount. The Applicable Agent shall remit the funds so received to the Applicable L/C Issuer or deposit the same to its account, as applicable.

(c) With respect to any Unreimbursed Amount that is not fully refinanced by a Borrowing of Base Rate Loans or Canadian Prime Rate Loans, as applicable, because the conditions set forth in §§11 and 12 cannot be satisfied or for any other reason, the relevant Borrower shall be deemed to have incurred from the Applicable L/C Issuer or the Applicable Agent for the accounts of the Applicable Lenders, as applicable, an L/C Borrowing in the amount of the Unreimbursed Amount that is not so refinanced, which

L/C Borrowing shall be due and payable on demand (together with interest) and shall bear interest at the default rate applicable to Base Rate Loans or Canadian Prime Rate Loans, as applicable, in accordance with §5.7. In such event, each Applicable Lender’s payment to the Applicable Agent for the account of the Applicable L/C Issuer or to the Applicable Agent in respect of L/C Support pursuant to §4.3(b) shall be deemed payment in respect of its participation in such L/C Borrowing and shall constitute an L/C Advance from such Applicable Lender in satisfaction of its participation obligation under this §4.3.

(d) Until each Applicable Lender funds its Revolving Credit Loan or L/C Advance pursuant to this §4.3 to reimburse the Applicable L/C Issuer for any amount drawn under any Letter of Credit, interest in respect of such Applicable Lender’s Applicable Percentage of such amount shall be solely for the account of the Applicable L/C Issuer.

(e) Each Applicable Lender’s obligation to make Revolving Credit Loans or L/C Advances to reimburse the Applicable L/C Issuer or the Applicable Agent for amounts drawn under Letters of Credit or paid in respect of L/C Support, as contemplated by this §4.3, shall be absolute and unconditional and shall not be affected by any circumstance, including (i) any setoff, counterclaim, recoupment, defense or other right which such Applicable Lender may have against the Applicable L/C Issuer or any Agent, the Borrowers or any other Person for any reason whatsoever; (ii) the occurrence or continuance of a Default, or (iii) any other occurrence, event or condition, whether or not similar to any of the foregoing; provided, however, that each Applicable Lender’s obligation to make Revolving Credit Loans pursuant to this §4.3 is subject to the conditions set forth in §11 and 12 (other than delivery by the relevant Borrower of a Loan Request). No such making of an L/C Advance shall relieve or otherwise impair the obligation of the relevant Borrower to reimburse the Applicable L/C Issuer or the Applicable Agent for the amount of any payment made by the Applicable L/C Issuer under any Letter of Credit or by the Applicable Agent under any L/C Support, together with interest as provided herein.

(f) If any Applicable Lender fails to make available to the Applicable Agent for the account of the Applicable L/C Issuer or in respect of any L/C Support any amount required to be paid by such Applicable Lender pursuant to the foregoing provisions of this §4.3 by the time specified in §§4.3(b), the Applicable L/C Issuer or the Applicable Agent, as applicable, shall be entitled to recover from such Applicable Lender (acting through the Applicable Agent), on demand, such amount with interest thereon for the period from the date such payment is required to the date on which such payment is immediately available to the Applicable L/C Issuer or the Applicable Agent, as applicable, at a rate per annum equal to the greater of the Federal Funds Rate and a rate determined by the Applicable L/C Issuer or the Applicable Agent, as applicable, in accordance with banking industry rules on interbank compensation. A certificate of the Applicable L/C Issuer or the Applicable Agent, as applicable, submitted to any Applicable Lender (through the Applicable Agent) with respect to any amounts owing under this clause (f) shall be conclusive absent manifest error.

4.4. Repayment of Participations.

(a) At any time after an L/C Issuer has made a payment under any Letter of Credit or the Applicable Agent has made a payment in respect of an L/C Support and such party has received from any Applicable Lender such Applicable Lender’s L/C Advance in respect of such payment in accordance with §4.3, if the Administrative Agent or the Canadian Agent receives for the account of the Applicable L/C Issuer any payment in respect of the related Unreimbursed Amount or interest thereon (whether directly from the relevant Borrower or otherwise, including proceeds of Cash Collateral applied thereto by such Agent), the Applicable Agent will distribute to such Applicable Lender its Applicable Percentage thereof (appropriately adjusted, in the case of interest payments, to reflect the period of time during which such Applicable Lender’s L/C Advance was outstanding) in the same funds as those received by the Applicable Agent.

(b) If any payment received by the Administrative Agent or the Canadian Agent for the account of the Applicable L/C Issuer or with respect to an L/C Support pursuant to §4.3(a) is required to be returned under any circumstances (including pursuant to any settlement entered into by the Applicable L/C Issuer or the Applicable Agent in its discretion), each Applicable Lender shall pay to the Applicable Agent, in respect of the relevant L/C Support or for the account of the Applicable L/C Issuer, as applicable, its Applicable Percentage thereof on demand of the Applicable Agent, plus interest thereon from the date of such demand to the date such amount is returned by such Applicable Lender, at a rate per annum equal to the Federal Funds Rate from time to time in effect. The obligations of the Revolving Credit Lenders under this clause shall survive the payment in full of the Obligations and the termination of this Agreement.

4.5. Obligations Absolute. The obligation of the relevant Borrower to reimburse the Applicable L/C Issuer, the Administrative Agent or the Canadian Agent, as applicable, for each drawing under each Letter of Credit or related L/C Support and to repay each L/C Borrowing shall be absolute, unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including the following:

(a) any lack of validity or enforceability of such Letter of Credit, this Agreement, or any other Loan Document;

(b) the existence of any claim, counterclaim, setoff, defense or other right that any Borrower or any Subsidiary may have at any time against any beneficiary or any transferee of such Letter of Credit (or any Person for whom any such beneficiary or any such transferee may be acting), the Applicable L/C Issuer, any Agent or any other Person, whether in connection with this Agreement, the transactions contemplated hereby or by such Letter of Credit or any agreement or instrument relating thereto;

(c) any draft, demand, certificate or other document presented under such Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect; or any loss or delay in the transmission or otherwise of any document required in order to make a drawing under such Letter of Credit or payment in respect of the related L/C Support;

(d) any payment by the Applicable L/C Issuer or the Applicable Agent under such Letter of Credit or in respect of the related L/C Support against presentation of a draft or certificate that does not strictly comply with the terms of such Letter of Credit or in respect of the related L/C Support; or any payment made by the Applicable L/C Issuer under such Letter of Credit to any Person purporting to be a trustee in bankruptcy, debtor-in-possession, assignee for the benefit of creditors, liquidator, receiver, interim receiver, receiver and manager, monitor or other representative of or successor to any beneficiary or any transferee of such Letter of Credit, including any arising in connection with any proceeding under any Debtor Relief Law; or

(e) any other circumstance or happening whatsoever, whether or not similar to any of the foregoing, including any other circumstance that might otherwise constitute a defense available to, or a discharge of, any Borrower or any Subsidiary.

Each Borrower shall promptly examine a copy of each Letter of Credit and each amendment thereto that is delivered to it and, in the event of any claim of noncompliance with any Borrower’s instructions or other irregularity, such Borrower will promptly notify the Applicable L/C Issuer. Each Borrower shall be conclusively deemed to have waived any such claim against the Applicable L/C Issuer and its correspondents unless such notice is given as aforesaid within five (5) Business Days of receipt by the relevant Borrower of the copy of the Letter of Credit.

4.6. Role of L/C Issuer. Each Revolving Credit Lender and the Borrowers agree that, in paying any drawing under a Letter of Credit, the Applicable L/C Issuer shall not have any responsibility to obtain any document (other than any sight draft, certificates and documents expressly required by the Letter of Credit) or to ascertain or inquire as to the validity or accuracy of any such document or the authority of the Person executing or delivering any such document. None of the L/C Issuer, the Administrative Agent, the Canadian Agent, any of their respective Related Parties nor any correspondent, participant or assignee of an L/C Issuer shall be liable to any Revolving Credit Lender for (a) any action taken or omitted in connection herewith at the request or with the approval of the Applicable Lenders or the Required Lenders, as applicable; (b) any action taken or omitted in the absence of gross negligence or willful misconduct; or (c) the due execution, effectiveness, validity or enforceability of any document or instrument related to any Letter of Credit or Issuer Document. The Borrowers hereby assume all risks of the acts or omissions of any beneficiary or transferee with respect to its use of any Letter of Credit; provided, however, that this assumption is not intended to, and shall not, preclude the Borrowers’ pursuing such rights and remedies as it may have against the beneficiary or transferee at law or under any other agreement. None of the

L/C Issuers, the Administrative Agent, the Canadian Agent, any of their respective Related Parties nor any correspondent, participant or assignee of any L/C Issuer shall be liable or responsible for any of the matters described in clauses (a) through (e) of §4.5; provided, however, that anything in such clauses to the contrary notwithstanding, a Borrower may have a claim against the Applicable L/C Issuer, and the Applicable L/C Issuer may be liable to such Borrower, to the extent, but only to the extent, of any direct, as opposed to consequential or exemplary, damages suffered by such Borrower which such Borrower proves were caused by the Applicable L/C Issuer’s willful misconduct or gross negligence or the Applicable L/C Issuer’s willful failure to pay under any Letter of Credit after the presentation to it by the beneficiary of a sight draft and certificate(s) strictly complying with the terms and conditions of a Letter of Credit. In furtherance and not in limitation of the foregoing, an L/C Issuer may accept documents that appear on their face to be in order, without responsibility for further investigation, regardless of any notice or information to the contrary, and such L/C Issuer shall not be responsible for the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign a Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason.

4.7. Cash Collateral. Upon the request of the Applicable Agent, (i) if the Applicable L/C Issuer has honored any full or partial drawing request under any Letter of Credit and such drawing has resulted in an L/C Borrowing, or (ii) if, as of the Letter of Credit Expiration Date, any L/C Obligation for any reason remains outstanding, the relevant Borrower shall, in each case, immediately Cash Collateralize the then Outstanding Amount of such L/C Obligations. Sections 2.13.2 and 13.4 set forth certain additional requirements to deliver Cash Collateral hereunder. For purposes of this §4.7 and §§2.13.2 and 13.4, “Cash Collateralize” means to pledge and deposit with or deliver to the Applicable Agent or otherwise grant a Lien on, for the benefit of the Applicable L/C Issuer and the Lenders, as collateral for the L/C Obligations, cash or deposit account balances pursuant to documentation in form and substance satisfactory to the Applicable Agent and the Applicable L/C Issuer (which documents are hereby consented to by the Applicable Lenders). Derivatives of such term have corresponding meanings. Each Borrower hereby grants to the Applicable Agent, for the benefit of the Applicable L/C Issuer and the Lenders, a security interest in all such cash, deposit accounts and all balances therein and all proceeds of the foregoing. Cash Collateral shall be maintained in blocked, non-interest bearing deposit accounts at the Applicable Agent.

4.8. Applicability of ISP and UCP. Unless otherwise expressly agreed by the Applicable L/C Issuer and the relevant Borrower when a Letter of Credit is issued (including any such agreement applicable to an Existing Letter of Credit), (a) the rules of the ISP shall apply to each standby Letter of Credit, and (b) the rules of the Uniform Customs and Practice for Documentary Credits, as most recently published by the International Chamber of Commerce at the time of issuance shall apply to each commercial Letter of Credit.

4.9. Letter of Credit Fees. The relevant Borrower shall pay to the Applicable Agent for the account of each Applicable Lender in accordance with its Applicable

Percentage a Letter of Credit fee (the “Letter of Credit Fee”) (a) for each commercial Letter of Credit, equal to the Applicable Margin for Eurodollar Rate Loans or BA Equivalent Loans (as applicable) minus 0.50% times the daily amount available to be drawn under such Letter of Credit, and (b) for each standby Letter of Credit, equal to the Applicable Margin for Eurodollar Rate Loans or BA Equivalent Loans (as applicable) times the daily amount available to be drawn under such Letter of Credit. For purposes of computing the daily amount available to be drawn under any Letter of Credit, the amount of such Letter of Credit shall be determined in accordance with §1.3. Letter of Credit Fees shall be (a) computed on a quarterly basis in arrears and (b) due and payable on the first Business Day after the end of each March, June, September and December, commencing with the first such date to occur after the issuance of such Letter of Credit, on the Letter of Credit Expiration Date and thereafter on demand. If there is any change in the Applicable Margin during any quarter, the daily amount available to be drawn under each Letter of Credit shall be computed and multiplied by the Applicable Margin separately for each period during such quarter that such Applicable Margin was in effect. Notwithstanding anything to the contrary contained herein, upon the request of the Required Lenders, while any Event of Default exists, all Letter of Credit Fees shall accrue at the default rate applicable to Eurodollar Rate Loans or BA Equivalent Loans, as applicable, in accordance with §5.7.

4.10. Documentary and Processing Charges Payable to L/C Issuer. The relevant Borrower shall pay directly to the Applicable L/C Issuer for its own account the customary issuance, presentation, amendment and other processing fees, and other standard costs and charges, of the Applicable L/C Issuer relating to letters of credit as from time to time in effect. Such customary fees and standard costs and charges are due and payable on demand and are nonrefundable.

4.11. Conflict with Issuer Documents. In the event of any conflict between the terms hereof and the terms of any Issuer Document, the terms hereof shall control.

5. CERTAIN GENERAL PROVISIONS.

5.1. Agent Fees.

5.1.1. Administrative Agent Fees. The U.S. Borrower agrees to pay to the Administrative Agent, for the Administrative Agent’s own account, the fees as set forth in the Agents Fee Letter (the “Administrative Agent Fees”).

5.1.2. Canadian Agent Fees. The Canadian Borrower agrees to pay to the Canadian Agent, for the Canadian Agent’s own account, the fees as set forth in the Agents Fee Letter (the “Canadian Agent Fees”).

5.1.3. Syndication Agent Fees. The U.S. Borrower agrees to pay to the Syndication Agent, for the Syndication Agent’s own account, the fees as set forth in the Agents Fee Letter (the “Syndication Agent Fees”).

5.2. Tranche B Lender Fees. The U.S. Borrower agrees to pay to the Tranche B Lender, for the Tranche B Lender’s own account, the fees as set forth in the Tranche B Fee Letter (the “Tranche B Lender Fees”).

5.3. Funds for Payments.

5.3.1. Payments to Administrative Agent and Canadian Agent. All payments of principal, interest, L/C Obligations, Fees and any other amounts due to the Administrative Agent hereunder or under any of the other Loan Documents shall be made on the due date thereof to the Administrative Agent in Dollars, for the respective accounts of the U.S. Lenders and the Administrative Agent, at the Administrative Agent’s Office or at such other place that the Administrative Agent may from time to time designate, in each case at or about 12:00 noon (Boston time or other local time at the place of payment) and in immediately available funds. All payments of principal, interest, L/C Obligations, Fees and any other amounts due to the Canadian Agent hereunder or under any of the other Loan Documents shall be made on the due date thereof to the Canadian Agent in CD$, for the respective accounts of the Canadian Lenders and the Canadian Agent, at the Canadian Agent’s Office or at such other place that the Canadian Agent may from time to time designate, in each case at or about 12:00 noon (Toronto time or other local time at the place of payment) and in immediately available funds.

5.3.2. No Offset, Tax Matters, etc. All payments by any Loan Party hereunder and under any of the other Loan Documents shall be made without condition or deduction for any counterclaim, defense, recoupment or setoff. If any such obligation is imposed upon or payable by any Loan Party or any Lender or Agent with respect to any amount payable by it hereunder or under any of the other Loan Documents, such Loan Party will pay to the Administrative Agent, for the account of the Lenders or (as the case may be) the Applicable Agent, on the date on which such amount is due and payable hereunder or under such other Loan Document, such additional amount in Dollars or CD$, as applicable, as shall be necessary to enable the Lenders or the Applicable Agent to receive the same net amount which the Lenders or the Applicable Agent would have received on such due date had no such obligation been imposed upon or be payable by such Loan Party, Lender or Applicable Agent. In addition, any and all payments by or on account of any obligation of any Loan Party hereunder or under any other Loan Document shall be made free and clear of and without reduction or withholding for any Indemnified Taxes or Other Taxes, provided that if any Loan Party shall be required by applicable law to deduct any Indemnified Taxes (including any Other Taxes) from such payments, then (i) the sum payable shall be increased as necessary so that after making all required deductions (including deductions applicable to additional sums payable under this §5.3.2) the Administrative Agent, Lender or L/C Issuer, as the case may be, receives an amount equal to the sum it would have received had no such deductions been made, (ii) such Loan Party shall make such deductions and (iii) such Loan Party shall timely pay the full amount deducted to the relevant Governmental Authority in accordance with applicable law. Without limiting the provisions of foregoing, the Loan Parties shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with applicable law. The Loan Parties shall indemnify the Agents, each Lender and the L/C Issuer, within 10 days after demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this §5.3.2) paid by an Agent, such Lender or the L/C Issuer, as the case may be, and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrowers’ Representative by a Lender or the L/C Issuer (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender or the L/C Issuer, shall be conclusive absent manifest error. As soon as practicable after any payment of Indemnified Taxes or Other Taxes by the Loan Parties to a Governmental Authority, the Loan Parties shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

Any Foreign Lender that is entitled to an exemption from or reduction of withholding Tax under the law of the jurisdiction in which a Borrower is resident for tax purposes, or any treaty to which such jurisdiction is a party, with respect to payments hereunder or under any other Loan Document shall deliver to the Borrowers’ Representative (with a copy to the Administrative Agent), at the time or times prescribed by applicable law or reasonably requested by the Borrowers’ Representative or the Administrative Agent, such properly completed and executed documentation prescribed by applicable law as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if requested by the Borrowers’ Representative or the Administrative Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by the Borrowers’ Representative or the Administrative Agent as will enable the Borrowers or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Without limiting the generality of the foregoing, in the event that any Borrower is resident for tax purposes in the United States, any Foreign Lender shall deliver to the Borrowers’ Representative and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the request of the Borrowers’ Representative or the Administrative Agent, but only if such Foreign Lender is legally entitled to do so), whichever of the following is applicable:

(i) duly completed copies of Internal Revenue Service Form W-8BEN claiming eligibility for benefits of an income tax treaty to which the United States is a party,

(ii) duly completed copies of Internal Revenue Service Form W-8ECI,

(iii) in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under section 881(c) of the Code, (x) a certificate to the effect that such Foreign Lender is not (A) a “bank” within the meaning of section 881(c)(3)(A) of the Code, (B) a “10 percent shareholder” of such Borrower within the meaning of section 881(c)(3)(B) of the Code, or (C) a “controlled foreign corporation” described in section 881(c)(3)(C) of the Code and (y) duly completed copies of Internal Revenue Service Form W-8BEN, or

(iv) any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in United States Federal withholding Tax duly completed together with such supplementary documentation as may be prescribed by applicable law to permit such Borrower to determine the withholding or deduction required to be made.

Notwithstanding the foregoing, in the event that a Canadian Lender (other than a Person approved as an Eligible Assignee pursuant to subparagraph (d) of the definition of Eligible Assignee at the time such Person becomes a Canadian Lender) is not or, provided no Event of Default has occurred and is continuing, ceases to be a Canadian Qualified Lender, the provisions of this §5.3.2 shall not apply with regard to withholding taxes and any taxes imposed under Part XIII of the Income Tax Act (Canada) in respect of payments by the Canadian Loan Parties.

In addition to the provisions of this §5.3.2, in respect of amounts paid or credited by any Loan Party that is resident in Canada for purposes of the Income Tax Act (Canada) (the “ITA”) to or for the benefit of a particular Lender that is an “authorized foreign bank” for purposes of the ITA, the obligations under this §5.3.2 to pay an additional amount shall apply where the particular Lender is liable for Tax under Part XIII of the ITA in respect of such payment, even if the Loan Party is not required under the ITA to deduct or withhold an amount in respect of Indemnified Taxes on such payment and this §5.3.2 shall apply, mutatis mutandis, as if the Loan Party was required to withhold an amount in respect of such Indemnified Taxes. Notwithstanding anything contained herein to the contrary, the provisions of this §5.3.2 shall survive the expiration or termination of this Agreement and the other Loan Documents.

5.4. Computations.

All computations of interest on the Loans and of Fees shall be based on a 360-day year and paid for the actual number of days elapsed. Except as otherwise provided in the definition of the term “Interest Period” with respect to Eurodollar Rate Loans and BA

Equivalent Loans, whenever a payment hereunder or under any of the other Loan Documents becomes due on a day that is not a Business Day, the due date for such payment shall be extended to the next succeeding Business Day, and interest shall accrue during such extension. The outstanding amount of the Loans as reflected on the Revolving Credit Note Records and the Tranche B Lender’s records and from time to time shall be considered correct and binding on the Borrowers, absent manifest error and unless within five (5) Business Days after receipt of any notice by the Applicable Agent or any of the Lenders of such outstanding amount, the Applicable Agent or such Lender shall notify the Borrowers Representative to the contrary.

5.5. Additional Costs, etc. If any future applicable law, which expression, as used herein, includes statutes, rules and regulations thereunder and interpretations thereof after the date hereof by any competent court or by any governmental or other regulatory body or official charged with the administration or the interpretation thereof and binding requests, directives, instructions and notices at any time or from time to time hereafter made upon or otherwise issued to any Lender, the Administrative Agent or the Canadian Agent by any central bank or other fiscal, monetary or other authority (whether or not having the force of law), shall:

(a) subject any Lender, the Administrative Agent or the Canadian Agent to any Tax of any nature with respect to this Agreement, the other Loan Documents, any Letters of Credit, such Lender’s Commitment or the Loans (other than Taxes based upon or measured by the income or profits of such Lender, the Administrative Agent or the Canadian Agent), or

(b) materially change the basis of taxation (except for changes in Taxes on income or profits or Taxes referred to in §5.3.2, which shall be taken into account in the manner provided by §5.3.2) of payments to any Lender of the principal of or the interest on any Loans or any other amounts payable to any Lender, the Administrative Agent or the Canadian Agent under this Agreement or any of the other Loan Documents, or

(c) impose or increase or render applicable (other than to the extent specifically provided for elsewhere in this Agreement) any special deposit, reserve, assessment, liquidity, capital adequacy or other similar requirements (whether or not having the force of law) against assets held by, or deposits in or for the account of, or loans by, or letters of credit issued by, or commitments of an office of any Lender, or

(d) impose on any Lender, the Administrative Agent or the Canadian Agent any other conditions or requirements with respect to this Agreement, the other Loan Documents, any Letters of Credit, the Loans, such Lender’s Commitment, or any class of loans, letters of credit or commitments of which any of the Loans or such Lender’s Commitment forms a part, and the result of any of the foregoing is

(i) to increase the cost to any Lender of making, funding, issuing, renewing, extending or maintaining any of the Loans or such Lender’s Commitment or any Letter of Credit, or

(ii) to reduce the amount of principal, interest, L/C Obligation or other amount payable to such Lender, the Administrative Agent or the Canadian Agent hereunder on account of such Lender’s Commitment, any Letter of Credit or any of the Loans, or

(iii) to require such Lender, the Administrative Agent or the Canadian Agent to make any payment or to forego any interest or L/C Obligation or other sum payable hereunder, the amount of which payment or foregone interest or L/C Obligation or other sum is calculated by reference to the gross amount of any sum receivable or deemed received by such Lender, the Administrative Agent or the Canadian Agent from any Borrower hereunder, then, and in each such case, the relevant Borrower will, upon demand made by such Lender or (as the case may be) the Administrative Agent or the Canadian Agent at any time and from time to time and as often as the occasion therefor may arise, pay to such Lender, the Administrative Agent or the Canadian Agent, as applicable, such additional amounts as will be sufficient to compensate such Lender, the Administrative Agent or the Canadian Agent (as the case may be) for such additional cost, reduction, payment or foregone interest or L/C Obligation or other sum.

5.6. Certificate. A certificate setting forth any additional amounts payable pursuant to §5.5 and a brief explanation of such amounts which are due, submitted by any Lender, the Administrative Agent or the Canadian Agent to the Borrowers’ Representative, shall be conclusive, absent manifest error, that such amounts are due and owing.

5.7. Interest After Event of Default. During the continuance of an Event of Default (and whether or not the Applicable Agent exercises the Applicable Agent’s rights on account thereof) the principal of the Revolving Credit Loans shall, at the option of the Administrative Agent or at the instruction of the Required Lenders, until such Event of Default has been cured or remedied or such Event of Default has been waived by the Required Lenders pursuant to §16.12, bear interest at a rate per annum equal to two percent (2%) above the rate of interest otherwise applicable to such Revolving Credit Loans pursuant to §2.8.

5.8. Fees Non-Refundable. The Borrowers shall not be entitled to any credit, rebate or repayment of any fee earned by the Administrative Agent, the Canadian Agent, or any Lender pursuant to this Agreement or any Loan Document notwithstanding any termination of this Agreement or suspension or termination of the Administrative Agent’s, the Canadian Agent’s and any Lender’s respective obligation to make loans and advances hereunder.

5.9. Inability to Determine Eurodollar Rate. In the event, prior to the commencement of any Interest Period relating to any Eurodollar Rate Loan or any BA Equivalent Loan, the Applicable Agent shall in good faith determine that (a) adequate and reasonable methods do not exist for ascertaining the Eurodollar Rate or the BA Rate that would otherwise determine the rate of interest to be applicable to any Eurodollar Rate Loan or BA Equivalent Loan during any Interest Period or (b) the Eurodollar Rate or BA Rate determined or to be determined for such Interest Period will be less than the cost to the Applicable Lenders of making or maintaining their Eurodollar Rate Loans or BA Equivalent Loan during such period, the Applicable Agent shall forthwith give notice of such determination (which shall be conclusive and binding on the relevant Borrower and the Applicable Lenders) to the Borrowers’ Representative and the Applicable Lenders. In such event (i) any Loan Request or Conversion Request with respect to Eurodollar Rate Loans or BA Equivalent Loans shall be automatically withdrawn and shall be deemed a request for Base Rate Loans or Canadian Prime Rate Loans, as applicable, (ii) each Eurodollar Rate Loan and each BA Equivalent Loan will automatically, on the last day of the then current Interest Period relating thereto, become a Base Rate Loan or a Canadian Prime Rate Loan, as applicable, and (iii) the obligations of the Applicable Lenders to make Eurodollar Rate Loans or BA Equivalent Loans shall be suspended until the Applicable Agent determines that the circumstances giving rise to such suspension no longer exist, whereupon the Applicable Agent shall so notify the Borrowers’ Representative and the Applicable Lenders.

5.10. Illegality. Notwithstanding any other provisions herein, if any future law, regulation, treaty or directive or the interpretation or application thereof shall make it unlawful for any Applicable Lender to make or maintain Eurodollar Rate Loans or BA Equivalent Loans, such Applicable Lender shall forthwith give notice of such circumstances to the Borrowers’ Representative and the other Applicable Lenders and thereupon (a) the commitment of such Applicable Lender to make Eurodollar Rate Loans or BA Equivalent Loans or to convert Base Rate Loans to Eurodollar Rate Loans or Canadian Prime Rate Loans to BA Equivalent Loans shall forthwith be suspended and (b) such Applicable Lender’s Revolving Credit Loans then outstanding as Eurodollar Rate Loans or BA Equivalent Loans, if any, shall be converted automatically to Base Rate Loans or Canadian Prime Rate Loans, as applicable, on the last day of each Interest Period applicable to such Eurodollar Rate Loans or BA Equivalent Loans or within such earlier period as may be required by law. The relevant Borrower hereby agrees promptly to pay the Applicable Agent for the account of such Applicable Lender, upon demand by such Applicable Lender, any additional amounts reasonably necessary to compensate such Applicable Lender for any costs incurred by such Applicable Lender in making any conversion in accordance with this §5.10, including any interest or reasonable fees payable by such Applicable Lender to lenders of funds obtained by it in order to make or maintain its Eurodollar Rate Loans or BA equivalent Loans hereunder.

5.11. Indemnity. Each Borrower agrees to indemnify each of its Applicable Lenders and to hold each of its Applicable Lenders harmless from and against any loss, cost or expense or other “breakage fees” (so-called) (including loss of anticipated profits) that such Applicable Lender may sustain or incur as a consequence of (a) default by such

Borrower in payment of the principal amount of or any interest on any Eurodollar Rate Loans or BA Equivalent Loans, as applicable, as and when due and payable, including any such loss or expense arising from interest or reasonable fees payable by such Applicable Lender to banks of funds obtained by it in order to maintain its Eurodollar Rate Loans or BA Equivalent Loans, (b) default by such Borrower in making a borrowing or conversion after the Borrowers’ Representative has given (or is deemed to have given) a Loan Request or a Conversion Request relating thereto in accordance with §2.9 or §2.16 or (c) the making of any payment of a Eurodollar Rate Loan or a BA Equivalent Loan or the making of any conversion of any such Loan to a Base Rate Loan or a Canadian Prime Rate Loan, as applicable, on a day that is not the last day of the applicable Interest Period with respect thereto, including interest or reasonable fees payable by such Applicable Lender to lenders of funds obtained by it in order to maintain any such Loans.

6. COLLATERAL SECURITY AND GUARANTEES.

6.1. Grant of Security Interest. Each Loan Party hereby grants to the Applicable Agent, for the benefit of the Lenders and the Agents, to secure the payment and performance in full of all of its Obligations, a security interest in and so pledges and assigns to the Applicable Agent, for the benefit of the Lenders and the Agents, the following properties, assets and rights of such Loan Party, wherever located, whether now owned or hereafter acquired or arising, and all proceeds and products thereof (all of the same along with any other property, rights and interests of such Loan Party that are or are intended to be subject to the Liens created by the Security Documents being hereinafter called the “Collateral”): all personal and fixture property of every kind and nature including without limitation all goods (including inventory, equipment and any accessions thereto), instruments (including promissory notes), documents, accounts (including health-care-insurance receivables), chattel paper (whether tangible or electronic), deposit accounts, letter-of-credit rights (whether or not the letter of credit is evidenced by a writing), commercial tort claims, securities and all other investment property, supporting obligations, any other contract rights or rights to the payment of money, insurance claims and proceeds, and all general intangibles (including all payment intangibles). The Administrative Agent acknowledges that the attachment of its security interest in any commercial tort claim as original collateral is subject to the relevant U.S. Loan Party’s compliance with §6.3.7.

6.2. Authorization to File Financing Statements. Each Loan Party hereby irrevocably authorizes the Applicable Agent at any time and from time to time to file or register in any filing or registration office in any Uniform Commercial Code or other jurisdiction of similar legislation including, without limitation, the PPSA and the Civil Code of Québec, financing statements or like documents and amendments thereto that (a) indicate the Collateral (i) as all assets of such Loan Party or words of similar effect, regardless of whether any particular asset comprised in the Collateral falls within the scope of Article 9 of the Uniform Commercial Code or such similar legislation of any jurisdiction including, without limitation, the PPSA and the Civil Code of Québec, or (ii) as being of an equal or lesser scope or with greater detail, and (b) provide any other information required by part 5 of Article 9 of the Uniform Commercial Code or similar legislation of any jurisdiction including, without limitation, the PPSA and the Civil Code of Québec, for the sufficiency or filing or registration office acceptance of any financing statement or like document or amendment, including (i) whether such Loan Party is an organization, the type of organization and any organizational identification number issued to such Loan Party and, (ii) in the case of a financing statement filed as a fixture filing or indicating Collateral as as-extracted collateral or timber to be cut, a sufficient description of real property to which the Collateral relates. Each Loan Party agrees to furnish any such information to the Applicable Agent promptly upon the Applicable Agent’s request. Each Loan Party also ratifies its authorization for the Applicable Agent to have filed or registered in any Uniform Commercial Code or such similar legislation of any jurisdiction including, without limitation, the PPSA and the Civil Code of Québec, any like initial financing statements or like documents or amendments thereto if filed or registered prior to the date hereof.

6.3. Other Actions. Further to insure the attachment, enforceability, opposability, perfection and first priority of, and the ability of the Applicable Agent to enforce, the Applicable Agent’s security interest in the Collateral, each Loan Party agrees, in each case at such Loan Party’s expense, to take the following actions with respect to the following Collateral and without limitation on such Loan Party’s other obligations contained in this Agreement:

6.3.1. Promissory Notes and Tangible Chattel Paper. If any Loan Party shall, now or at any time hereafter, hold or acquire any promissory notes or tangible chattel paper, such Loan Party shall forthwith endorse, assign and deliver the same to the Applicable Agent, accompanied by such instruments of transfer or assignment duly executed in blank as the Applicable Agent may from time to time specify.

6.3.2. Deposit Accounts. For each deposit account that any Loan Party, now or at any time hereafter, opens or maintains (each a “Deposit Account”), such Loan Party shall (other than with respect to Local Accounts not with Bank of America), pursuant to an agreement in form and substance satisfactory to the Administrative Agent (each a “Control Agreement”), either (a) cause the depositary bank to agree to comply, without further consent of such Loan Party, at any time with instructions from the Applicable Agent to such depositary bank directing the disposition of funds from time to time credited to such deposit account, or (b) arrange for the Applicable Agent to become the customer of the depositary bank with respect to the deposit account, with such Loan Party being permitted, only with the consent of the Applicable Agent, to exercise rights to withdraw funds from such deposit account. The provisions of this paragraph shall not apply to (i) a deposit account for which the Applicable Agent is the depositary bank and is in automatic control or (ii) an Exempt DDA.

6.3.3. Investment Property. If any Loan Party shall, now or at any time hereafter, hold or acquire any certificated securities, such Loan Party shall forthwith endorse, assign and deliver the same to the Applicable Agent, accompanied by such instruments of transfer or assignment duly executed in blank as the Applicable Agent may from time to time specify. If any securities now or hereafter acquired by any Loan Party are uncertificated and are issued to such Loan Party or its nominee directly by the issuer thereof, such Loan Party shall immediately notify the Applicable Agent thereof and, at the Applicable Agent’s request and option, pursuant to an agreement in form and substance satisfactory to the Applicable Agent, either (a) cause the issuer to agree to comply without further consent of such Loan Party or such nominee, at any time with instructions from the Applicable Agent as to such securities, or (b) arrange for the Applicable Agent to become the registered owner of the securities. If any securities, whether certificated or uncertificated, or other investment property now or hereafter acquired by any Loan Party are held by such Loan Party or its nominee through a securities intermediary or commodity intermediary, such Loan Party shall immediately notify the Applicable Agent thereof and, at the Applicable Agent’s request and option, pursuant to an agreement in form and substance satisfactory to the Applicable Agent, either (i) cause such securities intermediary or (as the case may be) commodity intermediary to agree to comply, in each case without further consent of such Loan Party or such nominee, at any time with entitlement orders or other instructions from the Applicable Agent to such securities intermediary as to such securities or other investment property, or (as the case may be) to apply any value distributed on account of any commodity contract as directed by the Applicable Agent to such commodity intermediary, or (ii) in the case of financial assets or other investment property held through a securities intermediary, arrange for the Applicable Agent to become the entitlement holder with respect to such investment property, with such Loan Party being permitted, only with the consent of the Applicable Agent, to exercise rights to withdraw or otherwise deal with such investment property. The provisions of this paragraph shall not apply to any financial assets credited to a securities account for which the Applicable Agent is the securities intermediary. The Applicable Agent shall not become such a registered owner, give any such entitlement orders or instructions or directions to any such issuer, securities intermediary or commodity intermediary, and shall not withhold its consent to the exercise of any withdrawal or dealing rights by the relevant Loan Party, unless an Event of Default has occurred and is continuing, or, after giving effect to any such investment and withdrawal rights not otherwise permitted by the Loan Documents, would occur.

6.3.4. Collateral in the Possession of a Bailee. If any Collateral is, now or at any time hereafter, in the possession of a bailee, the relevant Loan Party shall promptly notify the Applicable Agent thereof and, at the Applicable Agent’s request and option, shall promptly obtain an acknowledgement from the bailee, in form and substance satisfactory to the Applicable Agent, that the bailee holds such Collateral for the benefit of the Applicable Agent and such bailee’s agreement to comply, without further consent of the relevant Loan Party, at any time with instructions of the Applicable Agent as to such Collateral. The

Applicable Agent shall not give any such instructions unless an Event of Default has occurred and is continuing or would occur after taking into account any action by the relevant Loan Party with respect to the bailee.

6.3.5. Electronic Chattel Paper and Transferable Records. If any U.S. Loan Party, now or at any time hereafter, holds or acquires an interest in any electronic chattel paper or any “transferable record,” as that term is defined in §201 of the federal Electronic Signatures in Global and National Commerce Act, or in §16 of the Uniform Electronic Transactions Act as in effect in any relevant jurisdiction, such Loan Party shall promptly notify the Administrative Agent thereof and, at the request and option of the Administrative Agent, shall take such action as the Administrative Agent may reasonably request to vest in the Administrative Agent control, under §9-105 of the Uniform Commercial Code, of such electronic chattel paper or control under §201 of the federal Electronic Signatures in Global and National Commerce Act or, as the case may be, §16 of the Uniform Electronic Transactions Act, as so in effect in such jurisdiction, of such transferable record.

6.3.6. Letter-of-credit Rights. If any Loan Party is, now or at any time hereafter, a beneficiary under a letter of credit now or hereafter, such Loan Party shall promptly notify the Applicable Agent thereof and, at the request and option of the Applicable Agent, such Loan Party shall, pursuant to an agreement in form and substance satisfactory to the Applicable Agent, either (a) arrange for the issuer and any confirmer or other nominated person of such letter of credit to consent to an assignment to the Applicable Agent of the proceeds of the letter of credit or (b) arrange for the Applicable Agent to become the transferee beneficiary of the letter of credit, with the Applicable Agent agreeing, in each case, that the proceeds of the letter of credit are to be applied in accordance with §§2.13 and 2.14.

6.3.7. Commercial Tort Claims. If any U.S. Loan Party shall, now or at any time hereafter, hold or acquire a commercial tort claim, such Loan Party shall immediately notify the Administrative Agent in a writing signed by the Borrowers’ Representative of the particulars thereof and grant to the Administrative Agent, for the benefit of the Lenders and the Agents, in such writing a security interest therein and in the proceeds thereof, all upon the terms of this Agreement, with such writing to be in form and substance reasonably satisfactory to the Administrative Agent.

6.3.8. Other Actions as to any and all Collateral. Each Loan Party further agrees, upon the request of the Applicable Agent and at the Applicable Agent’s option, to take any and all other actions as the Applicable Agent may determine to be necessary or useful for the attachment, enforceability, opposability, perfection and first priority of, and the ability of the Applicable Agent to enforce, the Applicable Agent’s security interest in any and all of the Collateral, including, without limitation, (a) executing, delivering and, where appropriate, filing or registering financing statements or like documents and amendments relating thereto under the Uniform Commercial Code or such jurisdiction or similar legislation of any jurisdiction including, without limitation, the PPSA and the Civil Code of Québec, to the extent, if any, that such Loan Party’s signature thereon is required therefor, (b) causing the Applicable Agent’s name to be noted as secured party on any certificate of title for a titled good if such notation is a condition to attachment, perfection, enforceability, opposability or priority of, or ability of the Applicable Agent to enforce, the Applicable Agent’s security interest in such Collateral, (c) complying with any provision of any statute, regulation or treaty of the United States or Canada as to any Collateral if compliance with such provision is a condition to attachment, perfection, enforceability, opposability or priority of, or ability of the Applicable Agent to enforce, the Applicable Agent’s security interest in such Collateral, (d) obtaining governmental and other third party waivers, consents and approvals, in form and substance satisfactory to the Applicable Agent, including, without limitation, any consent of any licensor, lessor or other person obligated on Collateral, (e) obtaining waivers from mortgagees and landlords in form and substance satisfactory to the Applicable Agent and (f) taking all actions under any earlier versions of the Uniform Commercial Code or similar legislation of any jurisdiction or under any other law, as reasonably determined by the Applicable Agent to be applicable in any relevant Uniform Commercial Code or such similar legislation of any jurisdiction including, without limitation, the PPSA and the Civil Code of Québec, and any other foreign jurisdiction.

6.4. Relation to Other Security Documents. The provisions of this Agreement supplement the provisions of any real estate mortgage, deed of trust, deed of hypothec or other Security Document granted by any Loan Party to any Applicable Agent, for the benefit of the Lenders and the Agents, and which secures the payment or performance of any of the Obligations. Nothing contained in any such real estate mortgage, deed of trust, deed of hypothec or other Security Document shall derogate from any of the rights or remedies of the Agents or any of the Lenders hereunder. In addition to the provisions of this Agreement being so read and construed with any such mortgage, deed of trust, deed of hypothec or other Security Document, the provisions of this Agreement shall be read and construed with the other Security Documents referred to below in the manner so indicated.

6.4.1. Stock Pledge Agreement. Concurrently herewith each Loan Party is executing and delivering to the Applicable Agent, for the benefit of the Lenders and the Agents, stock pledge agreement(s) pursuant to which each such Loan Party is pledging to the Applicable Agent all of the shares of the capital stock of such Loan Party’s Subsidiary or Subsidiaries. Such pledge(s) shall be governed by the terms of such stock pledge agreement(s) and not by the terms of this Agreement. For the avoidance of doubt, no pledge or Lien shall be given with respect to the Capital Stock of the Canadian Borrower in order to secure the payment and performance in full of the Obligations.

6.4.2. Trademark Assignments. Concurrently herewith each U.S. Loan Party is executing and delivering to the Administrative Agent, for the benefit of the Lenders and the Agents, the Trademark Assignment pursuant to which each such Loan Party is assigning to the Administrative Agent, for the benefit of the Lenders and the Agents, certain Collateral consisting of trademarks, service marks and trademark and service mark rights, together with the goodwill appurtenant thereto. The provisions of the Trademark Assignment are supplemental to the provisions of this Agreement, and nothing contained in the Trademark Assignment shall derogate from any of the rights or remedies of the Agents or any of the Lenders hereunder. Neither the delivery of, nor anything contained in, the Trademark Assignment shall be deemed to prevent or postpone the time of attachment or perfection of any security interest in such Collateral created hereby.

6.5.	Guarantees by the Borrowers.

(a) For value received and hereby acknowledged and as an inducement to the U.S. Lenders and the Administrative Agent to make the Loans, and the Applicable L/C Issuer to issue, extend and renew Letters of Credit for the account of the U.S. Borrower, the Canadian Borrower hereby unconditionally and irrevocably guarantees (i) the full punctual payment when due, whether at stated maturity, by acceleration or otherwise, of all Obligations of the U.S. Borrower now or hereafter existing whether for principal, interest, fees, expenses or otherwise, and (ii) the strict performance and observance by the U.S. Borrower of all agreements, warranties and covenants applicable to the U.S. Borrower in this Agreement and the other Loan Documents and (iii) the obligations of the U.S. Borrower under this Agreement and the other Loan Documents (such Obligations collectively being hereafter referred to as the “Guaranteed U.S. Obligations”).

(b) For value received and hereby acknowledged and as an inducement to the Canadian Lenders and the Canadian Agent to make the Loans, and the Applicable L/C Issuer to issue, extend and renew Letters of Credit for the account of the Canadian Borrower, the U.S. Borrower hereby unconditionally and irrevocably guarantees (i) the full punctual payment when due, whether at stated maturity, by acceleration or otherwise, of all Obligations of the Canadian Borrower now or hereafter existing whether for principal, interest, fees, expenses or otherwise, and (ii) the strict performance and observance by the Canadian Borrower of all agreements, warranties and covenants applicable to the Canadian Borrower in this Agreement and the other Loan Documents and (iii) the obligations of the Canadian Borrower under this Agreement and the other Loan Documents (such Obligations collectively being hereafter referred to as the “Guaranteed Canadian Obligations”).

6.5.2. Guarantees Absolute. The Canadian Borrower guarantees that the Guaranteed U.S. Obligations will be paid strictly in accordance with the terms hereof, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the U.S. Lenders with respect thereto. The U.S. Borrower guarantees that the Guaranteed Canadian Obligations will be paid strictly in accordance with the terms hereof, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Canadian Lenders with respect thereto. The liability of the Canadian Borrower and the U.S. Borrower under their guarantees of the Guaranteed U.S. Obligations and the Guaranteed Canadian Obligations, respectively, shall be absolute and unconditional irrespective of:

(a) any Borrower’s lack of authorization, execution, validity or enforceability of this Agreement or any other Loan Document and any amendment hereof (with regard to such Guaranteed Obligations), or any other obligation, agreement or instrument relating thereto (it being agreed by each Borrower that its Guaranteed Obligations shall not be discharged prior to the final and complete satisfaction of all of the Obligations) or any failure to obtain any necessary governmental consent or approvals or necessary third party consents or approvals;

(b) any Agent’s or any Lender’s exercise or enforcement of, or failure or delay in exercising or enforcing, legal proceedings to collect the Obligations or the Guaranteed Obligations or any power, right or remedy with respect to any of the Obligations or the Guaranteed Obligations, including (i) any suspension of any Agent’s or any Lender’s right to enforce any Borrower’s Guaranteed Obligations, or (ii) any change in the time, manner or place of payment of, or in any other term of, all or any of the Guaranteed Obligations or any other amendment or waiver of or any consent to departure from this Agreement or the other Loan Documents (with regard to such Guaranteed Obligations) or any other agreement or instrument governing or evidencing any of the Guaranteed Obligations;

(c) any exchange, release, unenforceability, non-opposability or non-perfection of any Collateral, or any release or amendment or waiver of or consent to departure from any other guaranty, for all or any of the Guaranteed Obligations;

(d) any change in ownership of any of the Borrowers;

(e) any acceptance of any partial payment(s) from any of the Borrowers;

(f) any insolvency, bankruptcy, reorganization, arrangement, adjustment, composition, assignment for the benefit of creditors, appointment of a receiver, interim receiver, receiver and manager, monitor or trustee for all or any part of any Borrower’s assets;

(g) any assignment, participation or other transfer or reallocation, in whole or in part (whether or not subject to a conversion of a Loan of one Type into a Loan of another Type or a conversion from one currency to another), of any Agent’s or any Lender’s interest in and rights under this Agreement or any other Loan Document, or of any Agent’s or any Lender’s interest in the Obligations or the Guaranteed Obligations;

(h) any cancellation, renunciation or surrender of any pledge, guaranty or any debt instrument evidencing the Obligations or the Guaranteed Obligations;

(i) any Agent’s or any Lender’s vote, claim, distribution, election, acceptance, action or inaction in any proceeding under any Debtor Relief Law related to the Obligations or the Guaranteed Obligations; or

(j) any other action or circumstance, other than payment, which might otherwise constitute a defense available to, or a discharge of, any Borrower in respect of its Guaranteed Obligations (other than the defense of payment in full).

The guarantees contained in the §6.5 shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any Guaranteed Obligation is rescinded or must otherwise be returned by any Agent or any Lender upon the insolvency, bankruptcy or reorganization of any Borrower or otherwise, all as though such payment had not been made.

6.5.3. Effectiveness; Enforcement. The guarantee of the Canadian Borrower hereunder shall be effective and shall be deemed to be made with respect to each Loan made to and each Letter of Credit issued for the account of the U.S. Borrower as of the time it is made, issued or accepted, as applicable. The guarantee of the U.S. Borrower hereunder shall be effective and shall be deemed to be made with respect to each Loan made to and each Letter of Credit issued for the account of the Canadian Borrower as of the time it is made, issued or accepted, as applicable. No invalidity, irregularity or unenforceability by reason of any Debtor Relief Law, or any law or order of any government or agency thereof purporting to reduce, amend or otherwise affect any liability of any Borrower, and no defect in or insufficiency or want of powers of any Borrower or irregular or improperly recorded exercise thereof, shall impair, affect, be a defense to or claim against either guarantee. Each guarantee hereunder is a continuing guarantee and shall (a) survive any termination of this Agreement, and (b) remain in full force and effect until payment in full of, and performance of, the Guaranteed Obligations to which such guarantee relates and all other amounts payable thereunder, all the Commitments shall have expired and been terminated, all of the Letters of Credit shall have expired or been terminated and all lending and other credit commitments of the Lenders in respect thereof (including, without limitation, of the Tranche B Lender) have terminated. The guarantee of the Canadian Borrower under this Agreement is made for the benefit of the Agents and the Lenders and their successors and assigns, and may be enforced from time to time as often as occasion therefor may arise and without requirement on the part of the Administrative Agent or the Lenders first to exercise any rights against the U.S. Borrower, or to resort to any other source or means of obtaining payment of any of the Guaranteed U.S. Obligations or to elect any other remedy.

The guarantee of the U.S. Borrower under this Agreement is made for the benefit of the Agents and the Lenders and their successors and assigns, and may be enforced from time to time as often as occasion therefor may arise and without requirement on the part of the Canadian Agent or the Lenders first to exercise any rights against the Canadian Borrower, or to resort to any other source or means of obtaining payment of any of the Guaranteed Canadian Obligations or to elect any other remedy.

6.5.4. Waiver. Each Loan Party hereby renounces to the benefits of division and discussion with respect to their respective guarantees. Each Borrower hereby waives promptness, diligence, protest, notice of protest, all suretyship defenses, notice of acceptance and any other notice with respect to any of its Guaranteed Obligations and its guarantee and any requirement that any Agent or any Lender secure, render enforceable or opposable, perfect or protect any security interest or Lien on any property subject thereto or exhaust any right or take any action against the other Borrower or any other person or any Collateral. Each Borrower also irrevocably waives, to the fullest extent permitted by law, all defenses which at any time may be available to it in respect of its Guaranteed Obligations by virtue of any statute of limitations, valuation, stay, moratorium law or similar law now or hereinafter in effect.

6.5.5. Subordination; Subrogation. Until the payment and performance in full of all the Obligations, each Borrower agrees not to exercise and each Borrower hereby waives any rights against the other Borrower as a result of payment by such Borrower hereunder, by way of subrogation, reimbursement, restitution, contribution or otherwise, and such Borrower will not prove any claim in competition with any Agent or any Lender in respect of any payment hereunder in any proceedings of any nature under any Debtor Relief Law; no Borrower will claim any set-off, recoupment or counterclaim against the other Borrower in respect of any liability of one Borrower to the other Borrower; and each Borrower waives any benefit of and any right to participate in any Collateral which may be held by any Lender or any Agent. Each Borrower agrees that, after the occurrence and during the continuance of any Default or Event of Default, such Borrower will not demand, sue for or otherwise attempt to collect any Indebtedness of the other Borrower to such Borrower until all of the Obligations of the other Borrower shall have been paid in full. If, notwithstanding the foregoing sentence, any Borrower shall collect, enforce or receive any amounts in respect of the Indebtedness of the other Borrower in violation of the foregoing sentence while any Obligations of the other Borrower are still outstanding, such amounts shall be collected, enforced and received by such Borrower as trustee for the Lenders and the Agents and be paid over to the Applicable Agent, for the benefit of the Lenders and the Agents on account of the Obligations of such Borrower without affecting in any manner the liability of the Borrower under the other provisions hereof. The provisions of this section shall survive the expiration or termination of this Agreement and the other Loan Documents.

6.5.6. Payments. Each Borrower agrees to pay its Guaranteed Obligations in the currency in which such Obligation is payable by the other Borrower and all payments by such Borrower hereunder shall be made without setoff or counterclaim and shall be free and clear of and without deduction for any foreign or domestic Taxes, compulsory loans, restrictions or conditions of any nature now or hereafter imposed or levied by any jurisdiction or any political subdivision thereof or taxing or other authority therein unless such Borrower is required by law to make such deduction or withholding.

6.5.7. Receipt of Information.

Each Borrower acknowledges and confirms that it itself has established its own adequate means of obtaining from the other Borrower on a continuing basis all information desired by such Borrower concerning the financial condition of the other Borrower and that such Borrower will look to the other Borrower and not to any Agent or any Lender in order to keep adequately informed of changes in the other Borrower’s financial condition.

6.6. Guaranty of Subsidiaries. The Obligations shall also be guaranteed pursuant to the terms of the Guaranty. The obligations of the Guarantors under the Guaranty shall be in turn secured by a perfected first priority security interest (subject only to Permitted Liens entitled to priority under applicable law) in all of the assets of each such Guarantor, whether now owned or hereafter acquired, pursuant to the terms of this Agreement and the Security Documents to which such Subsidiary is a party.

7. REPRESENTATIONS AND WARRANTIES.

The Borrowers and the Guarantors represent and warrant to the Lenders and the Agents as follows:

7.1. Corporate Authority.

7.1.1. Incorporation; Good Standing. Each of the Borrowers and the Guarantors (a) is a corporation (or similar business entity) duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation, (b) has all requisite corporate (or the equivalent company) power to own its property and conduct its business as now conducted and as presently contemplated, and (c) is in good standing as a foreign corporation (or similar business entity) and is duly authorized to do business in each jurisdiction where such qualification is necessary except where a failure to be so qualified would not have a Material Adverse Effect.

7.1.2. Authorization. The execution, delivery and performance of this Agreement and the other Loan Documents to which any Borrower or any Guarantor is or is to become a party and the transactions contemplated hereby and thereby (a) are within the corporate (or the equivalent company) authority of such Person, (b) have been duly authorized by all necessary corporate (or the equivalent company) proceedings, (c) do not and will not conflict with or result in any material breach or contravention of any provision of law, statute, rule or regulation to which any Borrower or any Guarantor is subject or any judgment, order, writ, injunction, license or permit applicable to any Borrower or any Guarantor and (d) do not conflict with any provision of the Governing Documents of, or any material agreement or other instrument binding upon, any Borrower or any Guarantor.

7.1.3. Enforceability. The execution and delivery of this Agreement and the other Loan Documents to which each Borrower or any Guarantor is or is to become a party will result in valid and legally binding obligations of such Person enforceable against it in accordance with the respective terms and provisions hereof and thereof, except as enforceability is limited by any Debtor Relief Laws or other laws relating to or affecting generally the enforcement of creditors’ rights and except to the extent that availability of the remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding therefor may be brought.

7.2. Governmental Approvals. The execution, delivery and performance by each Borrower and any Guarantor of this Agreement and the other Loan Documents to which such Borrower or any such Guarantor is or is to become a party and the transactions contemplated hereby and thereby do not require the approval or consent of, or filing with, any governmental agency or authority other than those already obtained or as set forth on Schedule 7.2 hereto.

7.3. Title to Properties; Leases. Except as indicated on Schedule 7.3 hereto, each of the Borrowers and the Guarantors own all of the assets reflected in (a) the consolidated balance sheet of the U.S. Borrower and its Subsidiaries as at the Balance Sheet Date and (b) the consolidated balance sheet of the Canadian Borrower and its Subsidiaries as at the Balance Sheet Date, or, in either case, acquired since that date (except property and assets sold or otherwise disposed of in the ordinary course of business since that date), subject to no Liens or other rights of others, except Permitted Liens. Except as set forth on Schedule 7.3 hereto, each of the Synthetic Leases and Capitalized Leases of the Borrowers and the Guarantors are in full force and effect. No party to any such Synthetic Lease or Capitalized Lease is in default or material violation of any such Synthetic Lease or Capitalized Lease, except for violations that would not have a Material Adverse Effect. None of the Borrowers or the Guarantors have received any notice or threat of cancellation of any such Synthetic Lease or Capitalized Lease. The Borrowers and the Guarantors hereby authorize the Administrative Agent at any time and from time to time to contact any of the Borrowers’ and the Guarantors’ landlords in order to confirm the Borrowers’ and the Guarantors’ continued compliance with the terms and conditions of the lease(s) between the Borrower or Guarantor and that landlord and to discuss such issues, concerning such Borrower’s or such Guarantor’s occupancy under such lease(s), as the Administrative Agent may determine. The Administrative Agent shall provide the relevant Borrower or Guarantor with prior notice of any such communications with a landlord and shall permit such Borrower or Guarantor to participate in any such communications.

7.4. Financial Statements and Projections.

7.4.1. Fiscal Year. Each of the Borrowers and each of their Subsidiaries has a fiscal year which is the twelve months ending on the last Saturday of March of each year.

7.4.2. Financial Statements. There has been furnished to each of the Lenders (a) a consolidated balance sheet of the U.S. Borrower and its Subsidiaries as at September 24, 2005, and a consolidated statement of income of the U.S. Borrower and its Subsidiaries for the fiscal quarter then ended, and (b) a consolidated balance sheet of the Canadian Borrower and its Subsidiaries as at September 24, 2005, and a consolidated statement of income of the Canadian Borrower and its Subsidiaries for the fiscal period then ended. Such balance sheets and statements of income have been prepared in accordance with GAAP (except for the absence of footnotes, normal recording year-end adjustments, and consolidation and elimination entries and intercompany charges) and fairly present the financial condition of the Borrowers and their Subsidiaries as at the close of business on the date thereof and the results of operations for the fiscal quarter then ended. There are no contingent liabilities of the Borrowers or any of their Subsidiaries as of such dates involving material amounts, known to the officers of the Borrowers, which were not disclosed in such balance sheet and the notes related thereto.

7.4.3. Projections. The separate projections of the annual operating budgets of the Borrowers, together with each Borrower’s pro forma balance sheets and cash flow projections for the fiscal year ended March, 2006, copies of which have been delivered to each Lender (collectively, the “Projections”), disclose all assumptions made with respect to general economic, financial and market conditions used in formulating such projections. As of the Closing Date, to the knowledge of the Borrowers or any of their Subsidiaries, no facts exist that (individually or in the aggregate) would result in any material change in any of such projections. The Projections are based upon reasonable estimates and assumptions, have been prepared on the basis of the assumptions stated therein and reflect the reasonable estimates of the Borrowers and their Subsidiaries of the results of operations and other information projected therein.

7.5. No Material Adverse Changes, etc. Except as set forth on Schedule 7.5 hereto, since the Balance Sheet Date there has been no event or occurrence which has had a Material Adverse Effect. Since the Balance Sheet Date, none of the Borrowers or the Guarantors have made any Restricted Payment.

7.6. Franchises, Patents, Copyrights, etc. The Borrowers and the Guarantors possess all franchises, patents, copyrights, trademarks, trade names, licenses and permits, and rights in respect of the foregoing, adequate for the conduct of their businesses substantially as now conducted without known material conflict with any rights of others.

7.7. Litigation. To the best of the Borrowers’ knowledge, there are no actions, suits, proceedings or investigations of any kind pending or threatened against any Borrower or any Guarantor before any Governmental Authority, that, (a) except as set forth on Schedule 7.7 hereto, if adversely determined, would, either in any case or in the aggregate, have a Material Adverse Effect, or (b) which question the validity of this Agreement or any of the other Loan Documents, or any action taken or to be taken pursuant hereto or thereto.

7.8. No Materially Adverse Contracts, etc. None of the Borrowers or the Guarantors is subject to any Governing Document or other legal restriction, or any judgment, decree, order, law, statute, rule or regulation that has or is expected in the future to have a Material Adverse Effect. Except as set forth on Schedule 7.8 hereto, none of the Borrowers or the Guarantors is a party to any contract or agreement that the termination of which, in the judgment of the Borrowers’ and the Guarantors’ officers, could reasonably be expected to have a Material Adverse Effect.

7.9. Compliance with Other Instruments, Laws, etc. None of the Borrowers or the Guarantors is in violation of any provision of its Governing Documents, or any agreement or instrument to which it may be subject or by which it or any of its properties may be bound or any decree, order, judgment, statute, license, rule or regulation, in any of the foregoing cases in a manner that could reasonably be expected to have a Material Adverse Effect.

7.10. Tax Status. Except as set forth on Schedule 7.10 hereto, the Borrowers and the Guarantors (a) have made or filed all federal, state, provincial and foreign income and all other Tax returns, reports and declarations required by any jurisdiction to which any of them is subject, (b) have paid all Taxes and other governmental assessments and charges shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and by appropriate proceedings and (c) have set aside on their books provisions reasonably adequate for the payment of all Taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid Taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and none of the officers of the Borrowers or the Guarantors know of any basis for any such claim. The Borrowing Base Report most recently delivered to the Administrative Agent sets forth the amount of reserves established by the Borrowers and each of their Subsidiaries to cover the Borrowers’ and the Subsidiaries’ past due sales or use Tax obligations in each jurisdiction where any Borrower or any Subsidiary is required to pay such Taxes. Such reserves are adequate for the payment of all of such obligations.

7.11. In Default. No Default exists and no default exists with respect to any material contract or agreement of any of the Borrowers or any of the Guarantors that could reasonably be expected to have a Material Adverse Effect.

7.12. Holding Company and Investment Company Acts. None of the Borrowers or the Guarantors is a “holding company”, or a “subsidiary company” of a “holding company”, or an “affiliate” of a “holding company”, as such terms are defined in the Public Utility Holding Company Act of 1935; nor is it an “investment company”, or an “affiliated company” or a “principal underwriter” of an “investment company”, as such terms are defined in the Investment Company Act of 1940.

7.13. Absence of Financing Statements, etc. Except with respect to Permitted Liens, there is no financing statement, security agreement, chattel mortgage, real estate mortgage or other document filed, registered or recorded with any filing records, registry or other public office, that purports to cover, affect or give notice of any present or possible future Lien on any assets or property of any Borrower or any Guarantor or any rights relating thereto.

7.14. Collateral.

7.14.1. Perfection Certificate. Each of the Borrowers and the Guarantors has previously delivered to the Agents a certificate signed by such Person and entitled “Perfection Certificate” (each of the foregoing, a “Perfection Certificate”). Each Borrower and each Guarantor represents and warrants to the Lenders and the Agents as follows: (a) each Person’s exact legal name is that indicated on its respective Perfection Certificate and on the signature page hereof, (b) each Person is an organization of the type, and is organized in the jurisdiction, set forth in its respective Perfection Certificate, (c) each Perfection Certificate accurately sets forth such Person’s organizational identification number or accurately states that such Person has none, (d) each Perfection Certificate accurately sets forth such Person’s place of business or, if more than one, its registered head office and its chief executive office, as well as such Person’s mailing address, if different, (e) all other information set forth on the Perfection Certificate pertaining to such Person is accurate and complete in all material respects and (f) to the best knowledge of such Person, there has been no change in any of such information since the date on which the Perfection Certificate was signed by such Person.

7.14.2. Nature of Collateral. The Borrowers and the Guarantors are the owners of the Collateral, free from any right or claim of any person or any adverse Lien, except for the security interest created by this Agreement and the Security Documents and the Permitted Liens, (b) none of the Collateral constitutes, or is the proceeds of, “farm products” as defined in §9-102(a)(34) of the Uniform Commercial Code, (c) none of the account debtors or other persons obligated on any of the Collateral is a governmental authority covered by the Federal Assignment of Claims Act or like federal, state, provincial, municipal, local or foreign statute (including the Financial Administration Act (Canada)) or rule in respect of such Collateral, (d) the Borrowers and the Guarantors hold no commercial tort claim except as indicated on the Perfection Certificates, (e) the U.S. Loan Parties have at all times operated their business in the United States of

America in compliance in all material respects with all applicable provisions of the federal Fair Labor Standards Act, as amended, and with all applicable provisions of federal, state, provincial, municipal, local and foreign statutes and ordinances dealing with the control, shipment, storage or disposal of hazardous materials or substances, (f) all other information set forth on the Perfection Certificates pertaining to the Collateral is accurate and complete in all material respects, and (g) to the best knowledge of such Person, there has been no change in any of such information since the date on which the Perfection Certificates were signed by the Borrowers and the Guarantors.

7.14.3. Perfection of Security Interest. All filings, assignments, pledges and deposits of documents or instruments have been made and all other actions have been taken that are necessary or advisable, under applicable law, to establish, render enforceable and perfect the Applicable Agent’s security interest in the Collateral. The Collateral and the Applicable Agent’s rights with respect to the Collateral are not subject to any setoff, claims, withholdings or other defenses.

7.15. Certain Transactions. Except as set forth on Schedule 7.15 hereto and except with respect to employee discount and similar programs conducted in the ordinary course of business and consistent with past practices, none of the officers, directors, or employees of any Borrower or any Guarantor is presently a party to any transaction with any Borrower or any Guarantor (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of any Borrower or any Guarantor, any corporation, partnership, trust or other Person in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

7.16. Employee Benefit Plans.

7.16.1. In General. Each Employee Benefit Plan and each Guaranteed Pension Plan has been maintained and operated in compliance in all material respects with the provisions of ERISA and all Applicable Pension Legislation and, to the extent applicable, the Code, including but not limited to the provisions thereunder respecting prohibited transactions and the bonding of fiduciaries and other persons handling plan funds as required by §412 of ERISA. The Borrowers have heretofore delivered to the Administrative Agent the most recently completed annual report, Form 5500, with all required attachments, and actuarial statement required to be submitted under §103(d) of ERISA, with respect to each Guaranteed Pension Plan.

7.16.2. Terminability of Welfare Plans. No Employee Benefit Plan, which is an employee welfare benefit plan within the meaning of §3(1) or §3(2)(B) of ERISA, provides benefit coverage subsequent to termination of employment, except as required by Title I, Part 6 of ERISA or the applicable state insurance laws. The Borrowers may terminate each such Plan at any time (or at any time subsequent to the expiration of any applicable bargaining agreement) in the discretion of the Borrowers without liability to any Person other than for claims arising prior to termination.

7.16.3. Guaranteed Pension Plans. Each contribution required to be made to a Guaranteed Pension Plan, whether required to be made to avoid the incurrence of an accumulated funding deficiency, the notice or lien provisions of §302(f) of ERISA, or otherwise, has been timely made. No waiver of an accumulated funding deficiency or extension of amortization periods has been received with respect to any Guaranteed Pension Plan, and neither the Borrowers nor any ERISA Affiliate is obligated to or has posted security in connection with an amendment to a Guaranteed Pension Plan pursuant to §307 of ERISA or §401(a)(29) of the Code. No liability to the PBGC (other than required insurance premiums, all of which have been timely paid) has been incurred by the Borrowers or any ERISA Affiliate with respect to any Guaranteed Pension Plan and there has not been any ERISA Reportable Event (other than an ERISA Reportable Event as to which the requirement of 30 days notice has been waived under PBGC §4043), or any other event or condition which presents a material risk of termination of any Guaranteed Pension Plan by the PBGC. Based on the latest valuation of each Guaranteed Pension Plan (which in each case occurred within twelve months of the date of this representation), and on the actuarial methods and assumptions employed for that valuation, the aggregate benefit liabilities of all such Guaranteed Pension Plans within the meaning of §4001 of ERISA did not exceed the aggregate value of the assets of all such Guaranteed Pension Plans, disregarding for this purpose the benefit liabilities and assets of any Guaranteed Pension Plan with assets in excess of benefit liabilities, by more than $500,000.

7.16.4. Multiemployer Plans. Neither the Borrowers nor any ERISA Affiliate has incurred any material liability (including secondary liability) to any Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan under §4201 of ERISA or as a result of a sale of assets described in §4204 of ERISA. Neither the Borrowers nor any ERISA Affiliate has been notified that any Multiemployer Plan is in reorganization or insolvent under and within the meaning of §4241 or §4245 of ERISA or is at risk of entering reorganization or becoming insolvent, or that any Multiemployer Plan intends to terminate or has been terminated under §4041A of ERISA.

7.17. Use of Proceeds.

7.17.1. General. The proceeds of the Loans shall be used solely to refinance existing Indebtedness of the Borrowers and for working capital and general corporate purposes. The Borrowers will obtain Letters of Credit solely in accordance with their ordinary course of business. No proceeds of the Loans may be used, nor shall any be requested, with a view towards the accumulation of any general fund or funded reserve of the Borrowers other than in the ordinary course of the Borrowers’ business and consistent with the provisions of this Agreement.

7.17.2. Regulations U and X. No portion of any Loan is to be used, and no portion of any Letter of Credit is to be obtained, for the purpose of purchasing or carrying any “margin security” or “margin stock” as such terms are used in Regulations U and X of the Board of Governors of the Federal Reserve System, 12 C.F.R. Parts 221 and 224.

7.18. Environmental Compliance. The Borrowers and the Guarantors have taken all commercially reasonable steps to investigate the past and present condition and usage of the Real Estate and the operations conducted thereon and, based upon such diligent investigation, have determined that:

(a) none of the Borrowers or the Guarantors is in violation, or alleged violation in any material respect, of any judgment, decree, order, law, license, rule or regulation pertaining to environmental matters, including without limitation, those arising under the Resource Conservation and Recovery Act (“RCRA”), the Comprehensive Environmental Response, Compensation and Liability Act of 1980 as amended (“CERCLA”), the Superfund Amendments and Reauthorization Act of 1986 (“SARA”), the Federal Clean Water Act, the Federal Clean Air Act, the Toxic Substances Control Act, or any state, local, provincial, municipal or foreign law, statute, regulation, ordinance, order or decree relating to health, safety or the environment (hereinafter “Environmental Laws”), which violation would have a Material Adverse Effect;

(b) none of the Borrowers or the Guarantors has received notice from any third party including, without limitation, any Governmental Authority, (i) that any one of them has been identified by the United States Environmental Protection Agency (“EPA”) as a potentially responsible party under CERCLA with respect to a site listed on the National Priorities List, 40 C.F.R. Part 300 Appendix B; (ii) that any hazardous waste, as defined by 42 U.S.C. §6903(5), any hazardous substances as defined by 42 U.S.C. §9601(14), any pollutant or contaminant as defined by 42 U.S.C. §9601(33) and any toxic substances, oil or hazardous materials or other chemicals or substances regulated by any Environmental Laws (“Hazardous Substances”) which any one of them has generated, transported or disposed of has been found at any site at which a Governmental Authority has conducted or has ordered that any Borrower or any Guarantor conduct a remedial investigation, removal or other response action pursuant to any Environmental Law which could reasonably be expected to have a Material Adverse Effect; or (iii) that it is or shall be a named party to any claim, action, cause of action, complaint, or legal or administrative proceeding (in each case, contingent or otherwise) arising out of any third party’s incurrence of costs, expenses, losses or damages of any kind whatsoever in connection with the release of Hazardous Substances which, if adversely determined, could reasonably be expected to have a Material Adverse Effect;

(c) except as set forth on Schedule 7.18 attached hereto, to the best knowledge of the Borrowers and the Guarantors: (i) no portion of the Real Estate currently owned or leased or, to the best of the Borrowers’ and the Guarantors’ knowledge, formerly owned or leased has been used for the handling, processing, storage or disposal of Hazardous Substances except in accordance with applicable Environmental Laws; and no underground tank or other underground storage receptacle for Hazardous Substances is located on any portion of the Real Estate; (ii) in the course of any activities conducted by any Borrower or any Guarantor, no Hazardous Substances have been generated or are being used on the Real Estate except in accordance with applicable Environmental Laws; (iii) to the best of the Borrowers’ and the Guarantors’ knowledge, there have been no releases (i.e. any past or present releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, disposing or dumping) or threatened releases of Hazardous Substances on, upon, into or from the properties of the Borrowers or the Guarantors, which releases would have a Material Adverse Effect; (iv) to the best of the Borrowers’ and the Guarantors’ knowledge, there have been no releases on, upon, from or into any real property in the vicinity of any of the Real Estate which, through soil or groundwater contamination, may have come to be located on, and which would have a Material Adverse Effect; and (v) in addition, any Hazardous Substances that have been generated on any of the Real Estate have been transported offsite only by carriers having an identification number issued by the EPA (or the equivalent thereof in any foreign jurisdiction), treated or disposed of only by treatment or disposal facilities maintaining valid permits as required under applicable Environmental Laws, which transporters and facilities have been and are, to the best of the Borrowers’ and the Guarantors’ knowledge, operating in compliance with such permits and applicable Environmental Laws;

(d) to the best of the Borrowers’ and Guarantors’ knowledge, none of the Borrowers or the Guarantors or any Real Estate is subject to any applicable Environmental Law requiring the performance of Hazardous Substances site assessments, or the removal or remediation of Hazardous Substances, or the giving of notice to any Governmental Authority or the recording or delivery to other Persons of an environmental disclosure document or statement by virtue of the transactions set forth herein and contemplated hereby, or as a condition to the recording of any mortgage or to the effectiveness of any other transactions contemplated hereby; and

(e) the Borrowers and the Guarantors have furnished to the Administrative Agent all environmental reports, audits and any other material environmental documents, if any, relating to the Real Estate of the Borrowers and the Guarantors which are in the Borrowers’ or the Guarantors’ possession or under their reasonable control.

7.19. Subsidiaries, etc. The U.S. Borrower and the Canadian Borrower have no Subsidiaries other than the Subsidiaries that are listed in Schedule 7.19 hereto. Each

Subsidiary of a Borrower (other than the Non-Material Subsidiaries) is a Guarantor. Except as set forth on Schedule 7.19 hereto, neither the Borrowers nor any Subsidiary of the Borrowers is engaged in any joint venture or partnership with any other Person. The jurisdiction of incorporation/formation and principal place of business of each Subsidiary of the Borrowers is listed on Schedule 7.19 hereto.

7.20. Bank Accounts; Credit Card Arrangements. Schedule 7.20(a) sets forth the account numbers and location of all Deposit Accounts and classifies such Deposit Accounts as Local Accounts and Interim Concentration Accounts. Schedule 7.20(b) sets forth all arrangements to which any Borrower or any Guarantor is a party with respect to the payment to any Borrower or any Guarantor of the proceeds of credit card charges for sales by such Borrower or such Guarantor.

7.21. Labor Relations. None of the Borrowers or the Guarantors has been or is presently a party to any collective bargaining or other labor contract. No event has occurred or circumstance exists which is likely to provide the basis for any work stoppage or other labor dispute. The Borrowers and the Guarantors have complied in all material respects with all applicable laws relating to employment, equal employment opportunity, nondiscrimination, immigration, wages, hours, benefits, collective bargaining, the payment of social security and similar Taxes, occupational safety and health, and plant closing. There is not presently pending and, to the Borrowers’ and the Guarantors’ knowledge, there is not threatened any of the following:

(a) Any strike, slowdown, picketing, work stoppage, or employee grievance process.

(b) Any proceeding against or affecting the Borrowers or the Guarantors relating to the alleged violation of any applicable law pertaining to labor relations or before the National Labor Relations Board, the Equal Employment Opportunity Commission, or any comparable governmental body or Governmental Authority, organizational activity, or other labor or employment dispute against or affecting the Borrowers or the Guarantors, which, if determined adversely to the Borrowers or the Guarantors would have a Material Adverse Effect on the Borrowers or the Guarantors.

(c) Any lockout of any employees by the Borrowers or the Guarantors (and no such action is contemplated by the Borrowers or the Guarantors).

(d) Any application for the certification of a collective bargaining agent.

7.22. Non-Material Subsidiaries. None of the Non-Material Subsidiaries owns any material assets used in connection with any of the Borrowers’ or the Guarantors’ business operations.

7.23. Disclosure. None of this Agreement or any of the other Loan Documents contains any untrue statement of a material fact or omits to state a material fact (known to the Borrowers or any of Guarantors in the case of any document or information not furnished by any Borrower or any Guarantor) necessary in order to make the statements herein or therein not misleading. There is no fact known to any Borrower or any Guarantor which has a Material Adverse Effect, or which is reasonably likely in the future to have a Material Adverse Effect, exclusive of effects resulting from changes in general economic conditions, legal standards or regulatory conditions.

8. AFFIRMATIVE COVENANTS.

The Borrowers covenant and agree that, so long as any Loan, Unreimbursed Amount, Letter of Credit or Note is outstanding or any Lender has any obligation to make any Loans or any L/C Issuer has any obligation to issue, extend or renew any Letters of Credit:

8.1. Punctual Payment. Each Borrower will duly and punctually pay or cause to be paid the principal and interest on its Loans, its L/C Obligations, the Fees, and all other amounts provided for in this Agreement and the other Loan Documents to which such Borrower or any of its Subsidiaries is a party, all in accordance with the terms of this Agreement and such other Loan Documents.

8.2. Notice of Change of Organization / Maintenance of Office. The U.S. Borrower will maintain its chief executive offices in Tamarac, Florida, or at such other place in the United States of America as the Borrowers’ Representative shall designate upon written notice to the Administrative Agent, where notices, presentations and demands to or upon the U.S. Borrower in respect of the Loan Documents to which the U.S. Borrower is a party may be given or made. The Canadian Borrower will maintain its chief executive offices in Montréal, Québec, or at such other place in Québec as the Borrowers’ Representative shall designate upon written notice to the Administrative Agent, where notices, presentations and demands to or upon the Canadian Borrower in respect of the Loan Documents to which the Canadian Borrower is a party may be given or made. Each Borrower will provide the Administrative Agent at least thirty (30) days prior written notice of such Borrower changing its name, its place of business or, if more than one, chief executive office, or its mailing address or organizational identification number if it has one. If any Borrower does not have an organizational identification number and later obtains one, such Borrower will forthwith notify the Administrative Agent of such organizational identification number. No Borrower will change its type of organization, jurisdiction of organization or other legal structure.

8.3. Records and Accounts. The Borrowers will (a) keep, and cause each of their Subsidiaries to keep, true and accurate records and books of account in which full, true and correct entries will be made in accordance with GAAP, (b) maintain adequate accounts and reserves for all Taxes (including income Taxes), depreciation, depletion, obsolescence and amortization of its properties and the properties of its Subsidiaries, contingencies, and other reserves, and (c) at all times engage KPMG LLP or other independent certified public accountants or chartered accountants of nationally recognized standing or otherwise satisfactory to the Agents as the independent certified public accountants or chartered accountants of the Borrowers and their Subsidiaries and will not permit more than thirty (30) days to elapse between the cessation of such firm’s (or any successor firm’s) engagement as the independent certified public accountants or chartered accountants of the Borrowers and their Subsidiaries and the appointment in such capacity of a successor firm as shall be of nationally recognized standing or otherwise satisfactory to the Agents.

8.4. Financial Statements, Certificates and Information. The Borrowers will deliver to each of the Lenders:

(a) as soon as practicable, but in any event not later than (i) one hundred and twenty (120) days after the end of each fiscal year of the Borrowers, the unaudited consolidated and consolidating balance sheet of the Borrowers and their Subsidiaries as at the end of such year, and the related consolidated and consolidating statement of income and consolidated and consolidating statement of cash flow for such year, each setting forth in comparative form the figures for the previous fiscal year and all such consolidated and consolidating statements to be in reasonable detail, prepared in accordance with GAAP (except for the absence of footnotes, normal recording year-end adjustments, and consolidation and elimination entries and intercompany charges), and (ii) the date which is the earlier to occur of (x) one hundred and eighty (180) days after the end of each fiscal year of the Borrowers and (y) the date on which audited financial statements of the Borrowers are provided to any other Person (other than the Borrowers and the Guarantors), the consolidated and consolidating balance sheet of the Borrowers and their Subsidiaries as at the end of such year, and the related consolidated and consolidating statement of income and consolidated and consolidating statement of cash flow for such year, each setting forth in comparative form the figures for the previous fiscal year and all such consolidated and consolidating statements to be in reasonable detail, prepared in accordance with GAAP, and certified, without qualification and without an expression of uncertainty as to the ability of the Borrowers and their Subsidiaries to continue as going concerns, by KPMG LLP or by other independent certified public accountants or chartered accountants satisfactory to the Agents, together with a written report and opinion from such accountants which report and opinion shall be prepared in accordance with GAAP and shall not be subject to any “going concern” or like qualification or exception or any qualification or exception as to the scope of such audit;

(b) as soon as practicable, but in any event not later than forty-five (45) days after the end of each of the fiscal quarters of the Borrowers (including, without limitation, the fourth fiscal quarter of each year for which the deadline shall be 120 days after such fiscal quarter end), copies of the unaudited consolidated and consolidating balance sheet of the Borrowers and their Subsidiaries as at the end of such quarter, and the related consolidated and consolidating statement of income and consolidated and consolidating statement of cash flow for the portion of the Borrowers’ fiscal year then elapsed, all in reasonable detail and prepared in accordance with GAAP (except for the absence of footnotes, normal recording year-end adjustments, and consolidation and elimination entries and intercompany charges), together with a certification by the principal financial or accounting officer of the Borrowers that the information contained in such financial statements fairly presents the financial position of the Borrowers and their Subsidiaries on the date thereof (subject to year-end adjustments)(for the avoidance of doubt, the Agents and the Lenders acknowledge and agree that for the fiscal quarter ending December 31, 2005, the balance sheets and statements of income and cash flow for the Borrowers shall be non-consolidated);

(c) as soon as practicable, but in any event within thirty (30) days after the end of each month in each fiscal year of the Borrowers (including, without limitation, the third month of each fiscal quarter), (i) at all times, consolidating financial statements of (x) the U.S. Borrower and its Subsidiaries and (y) the Canadian Borrower and its Subsidiaries, and (ii) commencing in April of 2006, unaudited monthly consolidated financial statements of the Borrowers and their Subsidiaries, in each case for such month prepared in accordance with GAAP (except for the absence of footnotes, normal recording year-end adjustments, and consolidation and elimination entries and intercompany charges), together with a certification by the principal financial or accounting officer of the Borrowers that the information contained in such financial statements fairly presents the financial condition of the Borrowers and their Subsidiaries on the date thereof (subject to year-end adjustments);

(d) simultaneously with the delivery of the financial statements referred to in subsections (a) and (b) above, a statement certified by the Group Vice President Finance of the Borrowers’ Representative in substantially the form of Exhibit E hereto (a “Compliance Certificate”) and setting forth in reasonable detail computations evidencing compliance with the covenants contained in §10 and (if applicable) reconciliations to reflect changes in GAAP since the Balance Sheet Date;

(e) promptly after the filing or mailing thereof, copies of all material of a financial nature filed with the Securities and Exchange Commission or other similar applicable Governmental Authority or sent to the stockholders of any Borrower;

(f) on Wednesday of each week or at such other time as the Administrative Agent may reasonably request, a Borrowing Base Report setting forth the Borrowing Base as at the end of the week most recently ended or other date so requested by the Administrative Agent (to the extent requested more frequently such Borrowing Base Report to be based upon a roll forward of sales and purchases);

(g) from time to time upon request of the Agents, but in any event no later than each fiscal year end of the Borrowers, projections of the Borrowers and their Subsidiaries, prepared on a combined basis but demonstrating projected U.S. Availability and Canadian Availability separately (it being understood and agreed that to the extent that the Borrowers update those Projections referred to in §7.4.3 or otherwise delivered to the Lenders pursuant to this §8.4(g), the Borrowers shall promptly deliver such updated Projections to the Lenders);

(h) such other reports listed on Schedule 8.4(h) hereto;

(i) within fifteen (15) days after the end of each calendar month in each fiscal year of the Borrowers, a certification by the Group Vice President Finance of the Borrowers’ Representative (i) that all rent payments of the Borrowers and their Subsidiaries have been made, (ii) that no lease defaults exist for such period and (iii) as to the amount of outstanding consignment accounts payable for such fiscal month and the book value determined in accordance with GAAP of inventory held on a consignment basis; and

(j) from time to time such other financial data, information (including accountants, management letters) as the Administrative Agent, the Canadian Agent or any Lender may reasonably request.

Documents required to be delivered pursuant to §8.4 (to the extent any such documents are included in materials otherwise filed with the SEC or other similar applicable Governmental Authority) may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date (i) on which the Borrowers post such documents, or provide a link thereto on the Borrowers’ website; or (ii) on which such documents are posted on the Borrowers’ behalf on an Internet or intranet website, if any, to which each Lender and the Administrative Agent have access (whether a commercial, third-party website or whether sponsored by the Administrative Agent); provided that: (i) the Borrowers shall deliver paper copies of such documents to the Administrative Agent or any Lender that requests the Borrowers to deliver such paper copies until a written request to cease delivering paper copies is given by the Administrative Agent or such Lender and (ii) the Borrowers shall notify the Administrative Agent and each Lender (by telecopier or electronic mail) of the posting of any such documents and provide to the Administrative Agent by electronic mail electronic versions (i.e., soft copies) of such documents. Notwithstanding anything contained herein, in every instance the Borrowers shall be required to provide paper copies of the Compliance Certificates required by §8.4(d) to the Administrative Agent. Except for such Compliance Certificates, the Administrative Agent shall have no obligation to request the delivery or to maintain copies of the documents referred to above, and in any event shall have no responsibility to monitor compliance by the Borrowers with any such request for delivery, and each Lender shall be solely responsible for requesting delivery to it or maintaining its copies of such documents.

Each Borrower hereby acknowledges that (a) the Administrative Agent will make available to the Lenders and the L/C Issuers materials and/or information provided by or on behalf of such Borrower hereunder (collectively, “Borrower Materials”) by posting the Borrower Materials on IntraLinks or another similar electronic system (the “Platform”) and (b) certain of the Lenders may be “public-side” Lenders (i.e., Lenders that do not wish to receive material non-public information with respect to such Borrower or its securities) (each, a “Public Lender”). Each Borrower hereby agrees that (w) all Borrower Materials that are to be made available to Public Lenders shall be clearly and conspicuously marked “PUBLIC” which, at a minimum, shall mean that the word “PUBLIC” shall appear prominently on the first page thereof; (x) by marking Borrower Materials “PUBLIC,” each Borrower shall be deemed to have authorized the Administrative Agent, the L/C Issuer and the Lenders to treat such Borrower Materials as not containing any material non-public information with respect to such Borrower or its securities for purposes of applicable securities laws (provided, however, that to the extent such Borrower Materials constitute Information, they shall be treated as set forth in §16.4); (y) all Borrower Materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated “Public Investor;” and (z) the Administrative Agent and the Arranger shall be entitled to treat any Borrower Materials that are not marked “PUBLIC” as being suitable only for posting on a portion of the Platform not designated “Public Investor” (provided, however, that to the extent such Borrower Materials constitute Information, they shall be treated as set forth in §16.4).

8.5. Notices.

8.5.1. Defaults. The Borrowers will promptly notify the Administrative Agent, the Canadian Agent and each of the Lenders if the Borrowers are in Default, together with a reasonably detailed description thereof, and the actions the Borrowers propose to take with respect thereto. If any Person shall give any notice or take any other action in respect of a claimed default (whether or not constituting a Default) under this Agreement or any other note, evidence of indebtedness, indenture or other obligation, in all such cases in an aggregate amount in excess of $500,000, to which or with respect to which the Borrowers or any of their Subsidiaries is a party or obligor, whether as principal, guarantor, surety or otherwise, the Borrowers shall forthwith give written notice thereof to the Administrative Agent, the Canadian Agent and each of the Lenders, describing the notice or action and the nature of the claimed default.

8.5.2. Environmental Events. The Borrowers will promptly give notice to the Administrative Agent, the Canadian Agent and each of the Lenders (a) of any violation of any Environmental Law that the Borrowers or any of their Subsidiaries reports in writing or is reportable by such Person in writing (or for which any written report supplemental to any oral report is made) to any Governmental Authority and (b) upon becoming aware thereof, of any inquiry, proceeding, investigation, or other action, including a notice from any agency of potential environmental liability, of any Governmental Authority that could reasonably have a Material Adverse Effect.

8.5.3. Notification of Claim against Collateral. The Borrowers will, immediately upon becoming aware thereof, notify the Administrative Agent, the Canadian Agent and each of the Lenders in writing of any setoff, claims (including, with respect to the Real Estate, environmental claims), withholdings or other defenses to which any of the Collateral, or the Administrative Agent’s or the Canadian Agent’s rights with respect to the Collateral, are subject.

8.5.4. Notice of Litigation and Judgments. The Borrowers will, and will cause each of their Subsidiaries to, give notice to the Administrative Agent, the Canadian Agent and each of the Lenders in writing within fifteen (15) days of becoming aware of any litigation or proceedings threatened in writing or any pending litigation and proceedings affecting the Borrowers or any of their Subsidiaries or to which the Borrowers or any of their Subsidiaries is or becomes a party involving an uninsured claim against the Borrowers or any of their Subsidiaries that could reasonably be expected to have a Material Adverse Effect and stating the nature and status of such litigation or proceedings. The Borrowers will, and will cause each of their Subsidiaries to, give notice to the Administrative Agent, the Canadian Agent and each of the Lenders, in writing, in form and detail satisfactory to the Administrative Agent, within ten (10) days of any judgment not covered by insurance, final or otherwise, against the Borrowers or any of their Subsidiaries in an amount in excess of $750,000.

8.5.5. Notices Concerning Inventory Collateral. The Borrowers shall provide to the Agents and the Tranche B Lender prompt notice of (a) any physical count of the Borrowers’ or any of their Subsidiaries’ inventory, together with a copy of the results thereof certified by the relevant Borrower or Subsidiary, (b) any determination by any Borrower or any Subsidiary that the inventory levels of such Borrower or such Subsidiary are not adequate to meet the sales projections of such Borrower or such Subsidiary, (c) details of all credit card arrangements to which any Borrower or any Subsidiary is from time to time a party, including details relating to such Borrower’s or such Subsidiary’s compliance with the terms of payment to the U.S. Concentration Account or the Canadian Concentration Account, as applicable, of the proceeds of all credit card charges for sales by such Borrower or such Subsidiary, and (d) any failure of any Borrower or any Subsidiary to pay rent at any location, which failure continues for more than five (5) days following the day on which such rent is due and payable by such Borrower or such Subsidiary.

8.5.6. Change in Officers or Accountants. The Borrowers shall provide to the Administrative Agent prompt notice of any change in any Borrower’s President, chief executive officer, chief operating officer, and chief financial officer (without regard to the title(s) actually given to the Persons discharging the duties customarily discharged by officers with those titles) or any intention on the part of the Borrowers to discharge the Borrowers’ present independent accountants or any withdrawal or resignation by such independent accountants from their acting in such capacity.

8.6. Legal Existence; Maintenance of Properties. The Borrowers will do or cause to be done all things commercially reasonable to preserve and keep in full force and effect their legal existence, rights and franchises and those of their Subsidiaries and will not, and will not cause or permit any of their Subsidiaries to, convert to a limited liability company or a limited liability partnership without the prior written consent of the Agents and the Tranche B Lender (until the Tranche B Loan Payoff Date); provided, however, the U.S. Borrower may, upon notice to the Administrative Agent, dissolve Subsidiaries other than Mayor’s Fla if the dissolution is, in the judgment of the Borrowers, desirable and would not have a Material Adverse Effect. Each Borrower (i) will cause all of its properties and those of its Subsidiaries used or useful in the conduct of its business or the business of its Subsidiaries to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment, (ii) will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Borrowers may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times, and (iii) will, and will cause each of its Subsidiaries to, continue to engage primarily in the businesses now conducted by them and in related businesses; provided that nothing in this §8.6 shall prevent the Borrowers from discontinuing the operation and maintenance of any of their properties or any of those of its Subsidiaries if such discontinuance is, in the judgment of the Borrowers, desirable in the conduct of its or their business and that do not in the aggregate have a Material Adverse Effect.

8.7. Insurance.

8.7.1. Maintenance of Insurance. Schedule 8.7.1 hereto, is a schedule of all insurance policies owned by the Borrowers or under which the Borrowers are the named insured. Each of such policies is in full force and effect. The Borrowers will maintain with financially sound and reputable insurers insurance with respect to its properties and business against such casualties and contingencies as shall be in accordance with general practices of businesses engaged in similar activities in similar geographic areas. Such insurance shall be in such minimum amounts that the Borrowers will not be deemed a co-insurer under applicable insurance laws, regulations and policies and otherwise shall be in such amounts, contain such terms, be in such forms and be for such periods as may be reasonably satisfactory to the Administrative Agent. In addition, all such insurance that an Applicable Agent may require shall be payable to such Applicable Agent as loss payee under a “standard” or “New York” loss payee clause for the benefit of the Applicable Lenders and the Applicable Agent and shall not include an endorsement in favor of any other Person, and all such insurance that an Applicable Agent may require shall include such Applicable Agent for itself and for the benefit of the Lenders as an additional named insured. Without limiting the foregoing, the Borrowers will (a) keep all of their physical property insured with casualty or physical hazard insurance on an “all risks” basis, with broad form flood and, to the extent consistent with prudent business practice for the location in which such property is situated, earthquake coverages and electronic data processing coverage, with a full replacement cost endorsement and an “agreed amount” clause in an amount equal to 100% of the full replacement cost of such property, (b) maintain all such workers’ compensation or similar insurance as may be required by law and (c) maintain, in amounts and with deductibles equal to those generally maintained by businesses engaged in similar activities in similar geographic areas, general public or civil liability insurance against claims of bodily injury, death or property damage occurring, on, in or about the properties of the Borrowers; business interruption insurance; and product liability insurance.

8.7.2. Insurance Proceeds. Subject to the provisions of §8.14, the proceeds of any casualty insurance in respect of any casualty loss of any of the Collateral shall, subject to the rights, if any, of other parties with an interest having priority in the property covered thereby, so long as no Event of Default exists and to the extent that the amount of such proceeds is less than $1,000,000, be disbursed to the relevant Borrower for direct application by such Borrower solely to the repair or replacement of the property so damaged or destroyed. With respect to any insurance proceeds in excess of $1,000,000, so long as no Event of Default exists, the relevant Borrower shall be permitted to retain $1,000,000 with the balance to be remitted to the Applicable Agent. The Applicable Agent may, at its sole option, disburse from time to time all or any part of such proceeds held as cash collateral, upon such terms and conditions as the Applicable Agent may reasonably prescribe, for direct application by the relevant Borrower solely to the repair or replacement of such Borrower’s property so damaged or destroyed, or the Applicable Agent may apply all or any part of such proceeds to the Obligations of such Borrower with the applicable Commitment (if not then terminated) or the principal balance of the Tranche B Loan, if applicable, being reduced by the amount so applied to such Obligations.

8.7.3. Continuation of Insurance. All policies of insurance shall provide for at least thirty (30) days prior written cancellation notice to the Applicable Agent. In the event of failure by the Borrowers to provide and maintain insurance as herein provided, the Applicable Agent may, at its option, provide such insurance and charge the amount thereof to the relevant Borrower. The Borrowers shall furnish the Applicable Agent with certificates of insurance and policies evidencing compliance with the foregoing insurance provision.

8.8. Taxes. The Borrowers will, and will cause each of their Subsidiaries to, duly pay and discharge, or cause to be paid and discharged, before the same shall become overdue, all Taxes, assessments and other governmental charges imposed upon it and its Real Estate, sales, services and activities, or any part thereof, or upon the income or profits therefrom, as well as all claims for labor, materials, or supplies that if unpaid would by law become a Lien or charge upon any of its property; provided that any such Taxes or claim need not be paid if the validity or amount thereof shall in due course be contested in good faith by appropriate proceedings and if the Borrowers or such Subsidiary shall have set aside on its books adequate reserves with respect thereto; and provided further that the Borrowers and each Subsidiary of the Borrowers will pay all such Taxes or claims forthwith upon the commencement of proceedings to foreclose any Lien that may have attached as security therefor.

8.9. Inspection of Properties and Books, etc.

8.9.1. General. The Borrowers shall permit the Lenders, through the Administrative Agent, the Canadian Agent or any of the Lenders’ other designated representatives, to visit and inspect any of the properties of the Borrowers or any of their Subsidiaries, to examine the books of account of the Borrowers and their Subsidiaries (and, subject to the confidentiality provisions contained herein, to make copies thereof and extracts therefrom, duplicate, cause to be reduced to hard copy, run off, draw off, and otherwise use any and all computer or electronically stored information or data which relates to the Borrowers, or any service bureau, contractor, accountant, or other person), and to discuss the affairs, finances and accounts of the Borrowers and their Subsidiaries with, and to be advised as to the same by, its and their officers, and to conduct examinations and verifications (whether by internal commercial finance examiners or independent auditors) of all components included in the Borrowing Base, all at such reasonable times and intervals as the Administrative Agent, the Canadian Agent or any Lender may reasonably request. The Administrative Agent may, and after consultation with the Administrative Agent, the Syndication Agent may at the Borrowers’ expense, participate in or observe any physical count of inventory included in the Collateral.

8.9.2. Collateral Reports; Physical Inventories.

(a) Upon the request of the Administrative Agent, but in any event not more than four times during each calendar year in which no Event of Default has occurred, the Borrowers will obtain and deliver to the Administrative Agent, or, if the Administrative Agent so elects, will cooperate with the Administrative Agent in the Administrative Agent’s obtaining, a report of an independent collateral auditor satisfactory to the Administrative Agent (which may be affiliated with one of the Lenders) with respect to the Accounts Receivable and inventory components included in the Borrowing Base, which report shall indicate whether or not the information set forth in the Borrowing Base Report most recently delivered is accurate and complete in all material respects based upon a review by such auditors of the Accounts Receivable (including verification with respect to the amount, aging, identity and credit of the respective account debtors and the billing practices of the Borrowers or their applicable Subsidiary) and Inventory (including verification as to the value, location and respective types). To the extent that neither the Borrowers nor the Administrative Agent have obtained a collateral audit report pursuant to this §8.9.2(a) in any six month period, the Tranche B Lender shall have the right to engage an independent collateral auditor satisfactory to the Administrative Agent to perform a review of the Accounts Receivable and Inventory and to deliver such a report. All collateral value reports under this §8.9.2(a) shall be conducted and made at the expense of the Borrowers.

(b) The Borrowers, at their own expense, shall cause, at their own discretion, either (i) cycle counts of their Inventory to be performed at a frequency which is consistent with their normal past business practices or (ii) one (1) physical inventory to be undertaken in each twelve (12) month period during which this Agreement is in effect (the spacing of the scheduling of which inventories shall be subject to the Administrative Agent’s reasonable discretion) conducted by such inventory takers as are satisfactory to the Administrative Agent and following such methodology as may be satisfactory to the Administrative Agent. The Borrowers shall provide the Administrative Agent and the Canadian Agent with a copy of the preliminary results of each such inventory (as well as of any other physical inventory undertaken by the Borrowers) within twenty (20) days following the completion of such inventory. The Borrowers, within forty (40) days following the completion of such inventory, shall provide the Agents with a reconciliation of the results of each such inventory (as well as of any other physical inventory undertaken by the Borrowers) and shall post such results to the Borrowers’ stock ledger and, as applicable to the Borrowers’ other financial books and records. If an Event of Default exists, the Administrative Agent may, in its reasonable discretion, cause such additional inventories to be taken as the Administrative Agent determines (each, at the expense of the Borrowers).

8.9.3. Appraisals. Upon the request of the Administrative Agent, but in any event not more than four times during each calendar year in which no Event of Default has occurred, the Borrowers will obtain and deliver to the Agents appraisal reports, or if the Administrative Agent so elects, will cooperate with the Administrative Agent in the Administrative Agent’s obtaining appraisal reports, in each case in form and substance satisfactory to the Administrative Agent stating the then current net orderly liquidation value or going out of business values of all or a portion of the Inventory and the then current forced liquidation value of all or any portion of the Private Label Accounts and all Accounts Receivable due from corporate sales accounts and wholesale accounts. Upon the request of any Agent or the Tranche B Lender, the Borrowers will obtain and deliver to the Agents appraisal reports in form and substance and from appraisers satisfactory to the Administrative Agent, stating (a) the then current fair market, orderly liquidation and forced liquidation values of all or any portion of the Inventory, Accounts Receivable, the equipment or Real Estate owned by the Borrowers or any of their Subsidiaries and (b) the then current liquidation value of each of the Borrowers and their Subsidiaries. To the extent that neither the Borrowers nor the Administrative Agent have obtained an appraisal report pursuant to this §8.9.3 in any six month period, the Tranche B Lender shall have the right to engage an independent appraiser satisfactory to the Administrative Agent to perform a review of the Inventory, Private Label Accounts and all Accounts Receivable due from corporate sales accounts and wholesale accounts and to deliver such a report. All appraisals under this §8.9.3 shall be conducted and made at the expense of the Borrowers.

8.9.4. Communications with Accountants and other Persons. Upon prior notice to the Borrowers’ Representative, the Borrowers authorize the Administrative Agent and, after consultation with the Administrative Agent, the Syndication Agent and, if accompanied by the Administrative Agent, the Lenders, to communicate directly with the Borrowers’ independent certified public accountants, service bureau, contractors and other Persons, and authorizes such accountants, service bureaus, contractors and other Persons to disclose to the Agents and the Lenders any and all financial statements and other supporting financial documents and schedules including copies of any management letter with respect to the business, financial condition and other affairs of the Borrowers or any of their Subsidiaries. The Borrowers shall be permitted to participate in any such communications. At the request of the Administrative Agent, and after consultation with the Administrative Agent, at the request of the Syndication Agent, the Borrowers shall deliver a letter addressed to such accountants, service bureaus, contractors and other Persons instructing them to comply with the provisions of this §8.9.4.

8.10. Compliance with Laws, Contracts, Licenses, and Permits. Except as set forth on Schedule 8.10 hereto and except where such non-compliance could not reasonably be expected to result in a Material Adverse Effect, the Borrowers will, and will cause each of their Subsidiaries to, comply with (a) the applicable laws and regulations wherever its business is conducted, including all Environmental Laws, (b) the provisions of its Governing Documents, (c) all agreements and instruments by which it or any of its properties may be bound and (d) all applicable decrees, orders, and judgments. If any authorization, consent, approval, permit or license from any officer, agency or instrumentality of any Governmental Authority shall become necessary or required in order that the Borrowers or any of their Subsidiaries may fulfill any of its obligations hereunder or any of the other Loan Documents to which the Borrowers or such Subsidiary is a party, the Borrowers will, or (as the case may be) will cause such Subsidiary to, immediately take or cause to be taken all reasonable steps within the power of the Borrowers or such Subsidiary to obtain such authorization, consent, approval, permit or license and furnish the Administrative Agent and the Lenders with evidence thereof.

8.11. Employee Benefit Plans. The Borrowers will (a) promptly upon request of the Administrative Agent, furnish to the Administrative Agent a copy of the most recent actuarial statement required to be submitted under §103(d) of ERISA and Annual Report, Form 5500, with all required attachments, in respect of each Guaranteed Pension Plan, and (b) promptly upon receipt or dispatch, furnish to the Administrative Agent any notice, report or demand sent or received in respect of a Guaranteed Pension Plan under §§302, 4041, 4042, 4043, 4063, 4065, 4066 and 4068 of ERISA, or in respect of a Multiemployer Plan under §4041A, 4202, 4219, 4242, or 4245 of ERISA.

8.12. Use of Proceeds. The Borrowers will use the proceeds of the Loans and obtain Letters of Credit solely for the purposes set forth in §7.17.1.

8.13. Additional Mortgaged Property. If, after the Closing Date, any Borrower or any of its Subsidiaries acquires Real Estate used as a retail, manufacturing or warehouse facility, such Borrower shall, or shall cause such Subsidiary to, forthwith deliver to the Applicable Agent a fully executed mortgage, deed of hypothec or deed of trust over such Real Estate, in form and substance satisfactory to the Applicable Agent, together with title insurance policies, surveys, certificates of location, evidences of insurance with the Applicable Agent named as loss payee and additional insured, legal opinions and other documents and certificates with respect to such Real Estate as was required for Real Estate of the Borrowers or such Subsidiary as of the Closing Date. Each Borrower further agrees that, following the taking of such actions with respect to such Real Estate, the Applicable Agent shall have for the benefit of the Lenders and the Agents a valid and enforceable first priority mortgage, deed of hypothec or deed of trust over such Real Estate, free and clear of all Liens except for Permitted Liens. If, during the continuance of an Event of Default, any Borrower or any of its Subsidiaries leases Real Estate used as a manufacturing or warehouse facility, such Borrower shall, or shall cause such Subsidiary to, forthwith deliver to the Applicable Agent a landlord or bailee waiver relating to such property in form and substance satisfactory to the Applicable Agent.

8.14. Bank Accounts.

8.14.1. General. (a) On or prior to the Closing Date, the U.S. Borrower will, and will cause each of its Subsidiaries to, (a) establish a depository account (the “U.S. Concentration Account”) under the control of the Administrative Agent for the benefit of the U.S. Lenders and the Administrative Agent, in the name of the U.S. Borrower, (b) cause all Receipts relating to the sale of Collateral of the U.S. Borrower and its Subsidiaries and all cash proceeds of Accounts Receivable of the U.S. Borrower and its Subsidiaries to be deposited only into U.S. Local Accounts or U.S. Interim Concentration Accounts and, if applicable, lock box agreements maintained by such Persons or the U.S. Concentration Account, (c) direct all depository institutions with U.S. Local Accounts to cause all funds held in each such U.S. Local Account to be transferred no less frequently than once each day to, and only to, a U.S. Interim Concentration Account or the U.S. Concentration Account, (d) direct all depository institutions with U.S. Interim Concentration Accounts to cause all funds of the U.S. Borrower and its Subsidiaries held in such U.S. Interim Concentration Accounts to be transferred daily to, and only to, the U.S. Concentration Account, and (e) at all times ensure that immediately upon the U.S. Borrower’s or any of its Subsidiaries’ receipt of any funds constituting or cash proceeds of any Collateral owned by the U.S. Borrower or any of its Subsidiaries, all such amounts shall have been deposited in a U.S. Local Account, a U.S. Interim Concentration Account or the U.S. Concentration Account.

(b) On or prior to the Closing Date, the Canadian Borrower will, and will cause each of its Canadian Subsidiaries to, (a) establish a depository account (the “Canadian Concentration Account”) under the control of the Canadian Agent for the benefit of the Canadian Lenders and the Canadian Agent, in the name of the Canadian Borrower, (b) to cause all Receipts relating to the sale of Collateral of the Canadian Borrower and its Canadian Subsidiaries and all cash proceeds of Accounts Receivable of the Canadian Borrower and its Canadian Subsidiaries to be deposited only into Canadian Local Accounts or Canadian Interim Concentration Accounts and, if applicable, lock box agreements maintained by such Persons or the Canadian Concentration Account, (c) direct all depository institutions with Canadian Local Accounts to cause all funds held in each such Canadian Local Account to be transferred no less frequently than once each day to, and only to, a Canadian Interim Concentration Account or the Canadian Concentration Account, (d) direct all depository institutions with Canadian Interim Concentration Accounts to cause all funds of the Canadian Borrower and its Canadian Subsidiaries held in such Canadian Interim Concentration Accounts to be transferred daily to, and only to, the Canadian Concentration Account, and (e) at all times ensure that immediately upon the Canadian Borrower’s or any of its Canadian Subsidiaries’ receipt of any funds constituting or cash proceeds of any Collateral owned by the Canadian Borrower or any of its Canadian Subsidiaries, all such amounts shall have been deposited in a Canadian Local Account, a Canadian Interim Concentration Account or the Canadian Concentration Account.

8.14.2. Acknowledgment of Application. The Borrowers hereby agree that all amounts received by (a) the Administrative Agent in the U.S. Concentration Account will be the sole and exclusive property of the Administrative Agent, for the accounts of the Lenders and the Administrative Agent, and (b) the Canadian Agent in the Canadian Concentration Account will be the sole and exclusive property of the Canadian Agent, for the accounts of the Lenders and the Canadian Agent, in each case to be applied in accordance with §2.13.2 or §2.14, as applicable.

8.15. Covenants Concerning Collateral, Etc. The Borrowers further covenant with the Lenders and the Agents as follows: (a) the Collateral, to the extent not delivered to the Administrative Agent or the Canadian Agent pursuant to §6, will be kept at those locations listed on the Perfection Certificate and the Borrowers will not remove the Collateral from such locations to a location where the Applicable Agent and/or the Applicable Lenders do not or would not have a validly perfected, first priority security interest in such Collateral, without providing at least thirty (30) days prior written notice to the Applicable Agent, (b) except for the security interest granted herein or in the Security Documents, the Borrowers shall be the owners of the Collateral free from any right or claim of any other person or any Lien other than Permitted Liens, and the Borrowers shall defend the same against all claims and demands of all persons at any time claiming the same or any interests therein adverse to the Agents or any of the Lenders, (c) the Borrowers will keep the Collateral in good order and repair and will not use the same in violation of law or any policy of insurance thereon, (d) subject to the provisions of §8.8, the Borrowers will pay promptly when due all Taxes upon the Collateral or incurred in connection with the use or operation of the Collateral or incurred in connection with this Agreement and the other Loan Documents and (e) the Borrowers will continue to operate their business in the United States of America in compliance in all material respects with all applicable provisions of the federal Fair Labor Standards Act, as amended, and with all applicable provisions of federal, state, provincial, municipal and local statutes and ordinances dealing with the control, shipment, storage or disposal of hazardous materials or substances. No sale of Inventory shall be on consignment, approval, or under any other circumstances such that, with the exception of the Borrowers’ customary return policy applicable to the return of inventory purchased by the Borrowers’ retail customers in the ordinary course, such Inventory may be returned to the Borrowers without the consent of the Administrative Agent. The Borrowers may grant such allowances or other adjustments to the Borrowers’ account debtors as the Borrowers may reasonably deem to accord with sound business practice; provided, however, that after the occurrence of an Event of Default, the authority granted to the Borrowers pursuant to this §8.15 may be limited or terminated by the Administrative Agent at any time in the Administrative Agent’s reasonable discretion.

8.16. Dissolution of Non-Material Subsidiaries. Not later than six (6) months (or such later date mutually agreed to by the Borrowers’ Representative and the Administrative Agent) following the Closing Date, the Borrowers shall deliver evidence to the Administrative Agent, in form and substance satisfactory to the Administrative Agent, that Henry Birks & Sons Holdings Inc. has been dissolved. The Borrowers hereby agree to act in good faith and to use their reasonable best efforts to cause, as soon as practical, the dissolution of each of Exclusive Diamonds International, Ltd. and Regal Diamonds International (T.A.) Ltd. Promptly after Exclusive Diamonds International, Ltd. and Regal Diamonds International (T.A.) Ltd. have been dissolved, the Borrowers shall deliver evidence to the Administrative Agent, in form and substance satisfactory to the Administrative Agent, that such Non-Material Subsidiaries have been dissolved.

8.17. Sales Taxes. If requested by the Applicable Agent, all or any portion of any Loan will be set aside by the relevant Borrower to cover such Borrower’s obligations for overdue sales Tax on account of sales since the then most recent borrowing pursuant to the Loan Request.

8.18. Compliance with Cross Indemnity Agreement. The Borrowers will make all required payments under, and otherwise comply in all respects with, the cross indemnity agreement referred to in §11.17.

8.19. Further Assurances. The Borrowers will, and will cause each of their Subsidiaries to, cooperate with the Lenders and the Agents and execute such further instruments and documents as the Lenders, the Administrative Agent or the Canadian Agent shall reasonably request to carry out to their satisfaction the transactions contemplated by this Agreement and the other Loan Documents.

9. CERTAIN NEGATIVE COVENANTS.

The Borrowers covenant and agree that, so long as any Loan, Unreimbursed Amount, Letter of Credit or Note is outstanding or any Lender has any obligation to make any Loans or an L/C Issuer has any obligations to issue, extend or renew any Letters of Credit:

9.1. Restrictions on Indebtedness. The Borrowers will not, and will not permit any of their Subsidiaries to, create, incur, assume, guarantee or be or remain liable, contingently or otherwise, with respect to any Indebtedness other than:

(a) Indebtedness to the Lenders, the Administrative Agent and the Canadian Agent arising under any of the Loan Documents;

(b) endorsements for collection, deposit or negotiation and warranties of products or services, in each case incurred in the ordinary course of business;

(c) Indebtedness incurred in connection with the acquisition, lease or leasing after the date hereof of any real or personal property by the Borrowers or such Subsidiary or under any Capitalized Lease, provided that the aggregate principal amount of such Indebtedness of the Borrowers and their Subsidiaries shall not exceed the aggregate amount of $10,000,000 at any one time;

(d) Indebtedness existing on the date hereof and listed and described on Schedule 9.1 hereto;

(e) Indebtedness of a Borrower or a Guarantor to another Borrower or Guarantor or of a Subsidiary of a Borrower or a Guarantor existing on the date hereof to a Borrower or a Guarantor; and

(f) Indebtedness of a Borrower or a Guarantor which is expressly subordinated to the payment and performance in full of the Obligations on terms and conditions and pursuant to documentation acceptable to the Agents and the Tranche B Lender.

9.2. Restrictions on Liens.

9.2.1. Permitted Liens. The Borrowers will not, and will not permit any of their Subsidiaries to, (a) create or incur or suffer to be created or incurred or to exist any Lien upon any of their property or assets of any character whether now owned or hereafter acquired, or upon the income or profits therefrom; (b) transfer any of such property or assets or the income or profits therefrom for the purpose of applying the same to the payment of Indebtedness or performance of any other obligation in priority to payment of their general creditors; (c) suffer to exist for a period of more than thirty (30) days after the same shall have been incurred any Indebtedness or claim or demand against it that if unpaid could by law or upon bankruptcy or insolvency, or otherwise, be given any priority whatsoever over its general creditors; or (d) sell, assign, pledge or otherwise transfer any “receivables” as defined in clause (g) of the definition of the term “Indebtedness,” with or without recourse; provided that the Borrowers or any of their Subsidiaries may create or incur or suffer to be created or incurred or to exist:

(i) Liens in favor of the Borrowers or the Guarantors on all or part of the assets of Subsidiaries of the Borrowers or the Guarantors securing Indebtedness owing by Subsidiaries of the Borrowers or the Guarantors to the Borrowers or the Guarantors;

(ii) Liens to secure Taxes in respect of obligations not overdue or being contested in good faith and by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of the applicable Person, or Liens on properties to secure claims for labor, material or supplies in respect of obligations not overdue or being contested in good faith and by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of the applicable Person;

(iii) deposits or pledges made in connection with, or to secure payment of, workmen’s compensation, unemployment insurance, old age pensions or other social security or like obligations;

(iv) Liens on properties in respect of judgments or awards that have been in force for less than the applicable period for taking an appeal so long as execution is not levied thereunder or in respect of which a Borrower or any such Subsidiary shall at the time in good faith be prosecuting an appeal or proceedings for review and in respect of which a stay of execution shall have been obtained pending such appeal or review;

(v) Liens of carriers, warehousemen, mechanics and materialmen, and other like Liens on properties, in existence less than 120 days from the date of creation thereof in respect of obligations not overdue or being contested in good faith and by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of the applicable Person;

(vi) encumbrances on Real Estate consisting of easements, servitudes, rights of way, zoning restrictions, restrictions on the use of real property and defects and irregularities in the title thereto, landlord’s or lessor’s liens and other minor Liens, provided that none of such Liens (A) interferes materially with the use of the property affected in the ordinary conduct of the business of the Borrowers and their Subsidiaries, and (B) individually or in the aggregate has a Material Adverse Effect;

(vii) Liens existing on the date hereof and listed on Schedule 9.2 hereto;

(viii) purchase money security interests in or purchase money mortgages or vendors’ hypothecs on real or personal property acquired after the date hereof to secure purchase money Indebtedness of the type and amount permitted by §9.1(c), incurred in connection with the acquisition of such property, which security interests, vendors’ hypothecs, mortgages, conditional sales agreements, installment sales agreements or other like title retention agreements with respect to real or personal property acquired cover only the real or personal property so acquired, together with the accessories thereto and proceeds thereof;

(ix) Liens in favor of the Administrative Agent for the benefit of the Lenders and the Agents under the Loan Documents and Liens in favor of the Canadian Agent for the benefit of the Lenders and the Agents under the Loan Documents;

(x) The Rolex Liens;

(xi) Liens of a bank or financial institution with respect to funds deposited with such institution, including in respect of contractual rights of set-off;

(xii) Liens on cash or Cash Equivalents posted as collateral with respect to any currency hedging agreement or commodity hedging agreement entered into by any of the Borrowers or the Guarantors in the ordinary course of their business and not for speculative purposes; and

(xii) Liens representing the replacement, extension or renewal of any Liens permitted above, provided that (A) any such replacement, extension or renewal Liens shall encumber the same property (and no additional assets or property of the Borrowers or their Subsidiaries) as covered by the Liens that are so replaced, extended or renewed, and (B) the aggregate amount of Indebtedness secured by such property has not increased as a result of or in connection with such replacement, extension or renewal.

9.2.2. Restrictions on Negative Pledges and Upstream Limitations. Except as set forth on Schedule 9.2.2, no Borrower or Guarantor will, nor will it permit any of its Subsidiaries to (a) enter into or permit to exist any arrangement or agreement (excluding this Agreement and the other Loan Documents) which directly or indirectly prohibits any Borrower, any Guarantor or any of their Subsidiaries from creating, assuming or incurring any Lien upon its properties, revenues or assets (other than goods held on a consignment basis in the ordinary course of business) or those of any of their Subsidiaries whether now owned or hereafter acquired, or (b) enter into any agreement, contract or arrangement (excluding this Agreement and the other Loan Documents) restricting the ability of any Borrower, any Guarantor or any Subsidiary of any Borrower or Guarantor

to pay or make dividends or distributions in cash or kind to any Borrower or any Subsidiary of any Borrower, to make loans, advances or other payments of whatsoever nature to any Borrower or any Subsidiary of any Borrower, or to make transfers or distributions of all or any part of its assets to any Borrower or any Subsidiary of any Borrower; in each case other than (i) restrictions on specific assets which assets are the subject of purchase money security interests to the extent permitted under §9.1(c) or §9.2.1, and (ii) customary anti-assignment provisions contained in leases and licensing and other agreements entered into by a Borrower or such Subsidiary in the ordinary course of its business.

9.3. Restrictions on Investments. The Borrowers will not, and will not permit any of their Subsidiaries to, make or permit to exist or to remain outstanding any Investment except Investments in:

(a) Cash Equivalents;

(b) Investments existing on the date hereof and listed on Schedule 9.3 hereto;

(c) Investments with respect to Indebtedness permitted by §9.1(e) so long as such entities remain Guarantors;

(d) Investments by the Borrowers or the Guarantors in each other existing on the Closing Date;

(e) Investments consisting of promissory notes received as proceeds of asset dispositions permitted by §9.5.2; and

(f) Investments consisting of loans and advances to employees for moving, entertainment, travel and other similar expenses in the ordinary course of business not to exceed $250,000 in the aggregate at any time outstanding;

provided, however, that such Investments will be considered Investments permitted by this §9.3 only if all actions have been taken to the satisfaction of the Administrative Agent to provide to the Applicable Agent, for the benefit of the Lenders and the Agents, a first priority perfected security interest in all of such Investments free of all Liens other than Permitted Liens.

9.4. Restricted Payments. The Borrowers will not make any Restricted Payments other than as set forth on Schedule 9.4, except that the Borrowers shall be permitted to declare Distributions on a quarterly basis but in any event not later than forty-five (45) days after each date on which the Borrowers deliver their financial statements to the Lenders in accordance with §8.4(b), in each case in an amount not to exceed 33% of Consolidated Net Income for the twelve month period ended as of each such fiscal quarter, provided that (a) the aggregate amount of Distributions actually paid by the Borrowers during the twelve month period ended as of any fiscal quarter end shall not exceed 33% of Consolidated Net Income for such twelve month period and (b)

Availability shall be greater than or equal to $15,000,000 (i) at all times during the thirty (30) day period preceding the date any such Distribution is made, (ii) immediately after giving effect to the making of any such Distribution and (iii) on a prospective basis (as demonstrated pursuant to projections of the Borrowers of the type described in §8.4(g), in form and substance satisfactory to the Agents and the Tranche B Lender (until the Tranche B Loan Payoff Date), which shall have been delivered to the Agents and the Tranche B Lender prior to the date of any such Distribution), at all times during the twelve month period commencing on the date any such Distribution is made. In connection with each Distribution declared and made pursuant to this §9.4, the Borrowers shall deliver to the Administrative Agent a solvency certificate, in form and substance satisfactory to the Administrative Agent, which certificate shall be signed by the Group Vice President Finance of the Borrowers’ Representative or the chief financial officer of either Borrower.

9.5. Merger, Consolidation and Disposition of Assets.

9.5.1. Mergers and Acquisitions. The Borrowers will not, and will not permit any of their Subsidiaries to, become a party to any merger, amalgamation or consolidation, or agree to or effect any asset acquisition or stock acquisition (other than the acquisition of assets in the ordinary course of business consistent with past practices) except (i) the merger or consolidation of one or more of the Subsidiaries of the Borrowers or the Guarantors with and into one of the Borrowers or the Guarantors, (ii) the merger or consolidation of two or more Subsidiaries of the Borrowers or the Guarantors or (iii) any other mergers, amalgamations, consolidations, asset acquisitions or stock acquisitions not otherwise permitted pursuant to this §9.5.1 in an aggregate amount not to exceed $5,000,000, provided that the relevant Borrower or Guarantor takes all actions required by the Applicable Agent in order for the Applicable Agent to acquire a perfected, first priority security interest in such newly acquired assets or stock.

9.5.2. Disposition of Assets. The Borrowers will not, and will not permit any of their Subsidiaries to, become a party to or agree to or effect any disposition of assets, other than (a) the sale of Inventory, the licensing of intellectual property and the disposition of obsolete assets, in each case in the ordinary course of business consistent with past practices, and (b) the sale of Inventory and other assets outside the ordinary course of business in connection with Permitted Store Closings.

9.6. Sale and Leaseback. Except for sales of equipment in the ordinary course of business and consistent with past practices, the Borrowers will not, and will not permit any of their Subsidiaries to, enter into any arrangement, directly or indirectly, whereby any Borrower or any Subsidiary of a Borrower shall sell or transfer any property owned by it in order then or thereafter to lease such property or lease other property that such Borrower or any such Subsidiary of a Borrower intends to use for substantially the same purpose as the property being sold or transferred.

9.7. Compliance with Environmental Laws. The Borrowers will not, and will not permit any of their Subsidiaries to, (a) use any of the Real Estate or any portion thereof for the handling, processing, storage or disposal of Hazardous Substances, (b) cause or permit to be located on any of the Real Estate any underground tank or other underground storage receptacle for Hazardous Substances, (c) generate any Hazardous Substances on any of the Real Estate, (d) conduct any activity at any Real Estate or use any Real Estate in any manner so as to cause a release (i.e., releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, disposing or dumping) or threatened release of Hazardous Substances on, upon or into the Real Estate or (e) otherwise conduct any activity at any Real Estate or use any Real Estate in any manner that would violate any Environmental Law or bring such Real Estate in violation of any Environmental Law, in each such case, except to the extent that non-compliance could not reasonably be expected to result in a Material Adverse Effect.

9.8.	Employee Benefit Plans. Neither the Borrowers nor any ERISA Affiliate will:

(a) engage in any “prohibited transaction” within the meaning of §406 of ERISA or §4975 of the Code which could result in a material liability for the Borrower or any of its Subsidiaries; or

(b) permit any Guaranteed Pension Plan to incur an “accumulated funding deficiency”, as such term is defined in §302 of ERISA, whether or not such deficiency is or may be waived; or

(c) fail to contribute to any Guaranteed Pension Plan to an extent which, or terminate any Guaranteed Pension Plan in a manner which, could result in the imposition of a lien or encumbrance on the assets of the Borrowers or any of their Subsidiaries pursuant to §302(f) or §4068 of ERISA;

(d) amend any Guaranteed Pension Plan in circumstances requiring the posting of security pursuant to §307 of ERISA or §401(a)(29) of the Code;

(e) permit or take any action which would result in the aggregate benefit liabilities (within the meaning of §4001 of ERISA) of all Guaranteed Pension Plans exceeding the value of the aggregate assets of such Plans, disregarding for this purpose the benefit liabilities and assets of any such Plan with assets in excess of benefit liabilities, by more than the amount set forth in §7.16.3; or

(f) permit or take any action which would contravene any Applicable Pension Legislation.

9.9. Business Activities; Permitted Store Closings. The Borrowers will not, and will not permit any of their Subsidiaries to, (a) engage directly or indirectly (whether through Subsidiaries or otherwise) in any type of business other than the businesses conducted by them on the Closing Date and in related businesses, (b) execute, alter, modify, or amend any lease; provided, however, that the Borrowers may (i) alter, modify or amend any lease in a manner beneficial to the Borrowers so long as any such alteration, modification or amendment does not adversely affect any rights of the Agents or the Lenders hereunder and (ii) the Borrowers may terminate the leases on the retail locations (A) listed on Schedule 9.9 hereto or (B) which otherwise constitute a Permitted Store Closing and are not listed on Schedule 9.9, or (c) except as provided in part (b) hereof, commit to, or open or close any location at which a Borrower maintains, offers for sales, or stores any of the Collateral.

9.10. Fiscal Year. The Borrowers will not, and will not permit any of their Subsidiaries to, change the date of the end of their fiscal year from that set forth in §7.4.1.

9.11. Transactions with Affiliates. Each Affiliate of the Borrowers is listed on Schedule 9.11. The Borrowers shall provide the Administrative Agent with prior written notice of any entity’s becoming or ceasing to be an Affiliate. The Borrowers will not, and will not permit any of their Subsidiaries to, engage in any transaction with any Affiliate (other than for services as employees, officers and directors, including employee discounts consistent with past practices), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such Affiliate or, to the knowledge of the Borrowers, any corporation, partnership, trust or other Person in which any such Affiliate has a substantial interest or is an officer, director, trustee or partner, on terms more favorable to such Person than would have been obtainable on an arm’s-length basis in the ordinary course of business.

9.12. Bank Accounts. The Borrowers will not, and will not permit any of their Subsidiaries to, (a) establish any bank accounts, credit card clearinghouse or processors, other than those Deposit Accounts, clearinghouses and processors and other accounts, all listed on Schedule 7.20(a) and Schedule 7.20(b), without the Applicable Agent’s prior written consent, (b) violate directly or indirectly any Control Agreement or other bank agency or lock box agreement in favor of an Applicable Agent for the benefit of the Lenders and the Agents with respect to such account, (c) deposit into any of the payroll accounts listed on Schedule 7.20(a) any amounts in excess of amounts necessary to pay current payroll obligations from such accounts or (d) change any direction or designation relating to any credit card clearinghouse or processor.

9.13. Interest Rate Agreements. The Borrowers will not purchase or enter into any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate futures contract, interest rate option agreement or other similar agreement or arrangement which is designed to protect any Borrower against fluctuations in interest rates other than any Interest Rate Agreement without the prior written consent of the Administrative Agent.

9.14. Amendment or Termination of Cross Indemnity Agreement. The Borrowers will not terminate or otherwise amend any provision of the cross indemnity agreement referred to in §11.17 without the prior written consent of the Administrative Agent.

9.15. Equity Securities. Notwithstanding anything contained herein to the contrary, the parties hereto acknowledge and agree that the Borrowers shall be authorized to proceed with the issuance of any equity securities so long as (a) 100% of the net proceeds raised from any such issuance (other than any issuance by the U.S. Borrower of equity securities to the Canadian Borrower) are remitted to the Administrative Agent to pay down the Obligations and (b) no Change of Control occurs as a result thereof.

10. FINANCIAL COVENANTS.

The Borrowers covenant and agree that, so long as any Loan, Unreimbursed Amount, Letter of Credit or Note is outstanding or any Lender has any obligation to make any Loans or an L/C Issuer has any obligation to issue, extend or renew any Letters of Credit:

10.1. Fixed Charge Coverage Ratio. The Borrowers will not permit the Fixed Charge Coverage Ratio as of the end of any Reference Period to be less than 1.00 to 1.00; provided, however, that the provisions of this §10.1 shall only be applicable at such times that (a) daily average Availability for the immediately preceding fiscal month ended is less than $8,750,000 or (b) Availability is less than $6,250,000 at any time; provided further, that for purposes of calculating Availability in respect of the foregoing financial covenant, the Total Commitment shall at all times be deemed to be $135,000,000.

11. CLOSING CONDITIONS.

The obligations of the Lenders to make the initial Revolving Credit Loans, to accept this Agreement as governing the Tranche B Loan, and of the L/C Issuers to issue any initial Letters of Credit shall, except as set forth in the Post-Closing Agreement, be subject to the satisfaction of the following conditions precedent on or prior to the Closing Date:

11.1. Loan Documents. Each of the Loan Documents shall have been duly executed and delivered by the respective parties thereto, shall be in full force and effect and shall be in form and substance satisfactory to each of the Lenders. The Administrative Agent shall have received a fully executed copy of each such document for each Lender.

11.2. Certified Copies of Governing Documents. Each of the Lenders shall have received from the Borrowers a copy, certified by a duly authorized officer of such Person to be true and complete on the Closing Date, of each of its Governing Documents as in effect on such date of certification.

11.3. Corporate or Other Action. All corporate (or other) action necessary for the valid execution, delivery and performance by the Borrowers and the Guarantors of this Agreement and the other Loan Documents to which such Persons are or are to become a party shall have been duly and effectively taken, and evidence thereof satisfactory to the Lenders shall have been provided to each of the Lenders.

11.4. Incumbency Certificate. Each of the Lenders shall have received from each Borrower and each Guarantor an incumbency certificate, dated as of the Closing Date, signed by a duly authorized officer of such Borrower or such Guarantor, and giving the name and bearing a specimen signature of each individual who shall be authorized: (a) to sign, in the name and on behalf of such Borrower or such Guarantor, each of the Loan Documents to which such Borrower or such Guarantor is or is to become a party; (b) in the case of the Borrowers’ Representative, to make Loan Requests and to apply for Letters of Credit; and (c) to give notices and to take other action on its behalf under the Loan Documents.

11.5. Validity of Liens. The Security Documents shall be effective to create in favor of the Applicable Agent a legal, valid and enforceable first (except for Permitted Liens entitled to priority under applicable law) security interest in and Lien upon the Collateral. All filings, registrations, publications, recordings, deliveries of instruments and other actions necessary or desirable in the opinion of the Administrative Agent and the Canadian Agent to protect and preserve such security interests shall have been duly effected. The Administrative Agent and the Canadian Agent shall have received evidence thereof in form and substance satisfactory to the Administrative Agent and the Canadian Agent.

11.6. Perfection Certificates and UCC Search Results. The Administrative Agent shall have received from each of the Borrowers a completed and fully executed Perfection Certificate and the results of UCC searches (and the equivalent thereof in all applicable foreign jurisdictions) with respect to the Collateral, indicating no Liens other than Permitted Liens and otherwise in form and substance satisfactory to the Administrative Agent and the Canadian Agent.

11.7. Taxes. The Administrative Agent shall have received evidence of payment of real estate Taxes and municipal charges on all Real Estate not delinquent on or before the Closing Date.

11.8. Certificates of Insurance. The Administrative Agent shall have received (a) a certificate of insurance from an independent insurance broker dated as of the Closing Date, identifying insurers, types of insurance, insurance limits, and policy terms, and otherwise describing the insurance obtained in accordance with this Agreement and (b) certified copies of all policies evidencing such insurance (or certificates therefore signed by the insurer or an agent authorized to bind the insurer).

11.9. Control Agreements; Credit Card Clearing House. The Borrowers shall have established the Concentration Accounts, and the Applicable Agent shall have received a Control Agreement executed by each depository institution with an Interim Concentration Account or Local Account with SunTrust Bank, Wachovia Bank, N.A., The Toronto-Dominion Bank, Royal Bank of Canada, Canadian Imperial Bank of

Commerce, The Bank of Nova Scotia and Bank of Montreal. The Borrowers shall deliver to the Administrative Agent, notification, executed on behalf of the Borrowers, to each Borrower’s credit card clearinghouses and processors of notice (in form satisfactory to the Administrative Agent), which notice provides that payment of all credit card charges submitted by a Borrower to that clearinghouse or other processor and any other amount payable to such Borrower by such clearinghouse or other processor shall be directed to the appropriate Concentration Account or as otherwise designated from time to time by the Applicable Agent.

11.10. Borrowing Base Report. The Administrative Agent shall have received from the Borrowers the initial Borrowing Base Report dated as of the Closing Date.

11.11. Accounts Receivable Aging Report. The Administrative Agent shall have received from the Borrowers the most recent Accounts Receivable aging report of the Borrowers and their Subsidiaries dated as of a date which shall be no more than five (5) days prior to the Closing Date and the Borrowers shall have notified the Administrative Agent in writing on the Closing Date of any material deviation from the Accounts Receivable values reflected in such Accounts Receivable aging report and shall have provided the Administrative Agent with such supplementary documentation as the Administrative Agent may reasonably request.

11.12. Opinion of Counsel. Each of the Lenders and the Administrative Agent shall have received favorable legal opinions addressed to the Lenders and the Administrative Agent, dated as of the Closing Date, in form and substance satisfactory to the Lenders and the Administrative Agent, from (a) Holland & Knight LLP, U.S. counsel to the Borrowers and their Subsidiaries and (b) Stikeman Elliot LLP, Canadian counsel to the Borrowers and their Subsidiaries.

11.13. Merger. The Administrative Agent shall have received evidence, in form and substance satisfactory to the Agents, that (a) the merger between Mayor’s and Birks Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Birks, has been fully consummated on terms and conditions and pursuant to documentation acceptable to the Administrative Agent and the Tranche B Lender, and (b) all required approvals, consents and other applicable requirements have been obtained and/or satisfied in connection with such merger.

11.14. Payment of Fees. The Borrowers shall have paid to the Lenders or the Applicable Agent, as appropriate, the Fees pursuant to §§5.1 and 5.2.

11.15. Payoff Letters; Evidence of Payoffs. The Administrative Agent shall have received payoff letters, in form and substance satisfactory to the Administrative Agent, from each of (a) FRG, in its capacity as administrative agent (in such capacity, the “Existing Agent”) for itself and the other financial institutions from time to time party to Existing Mayor’s Credit Agreement, indicating the full amount of the loan obligations of Mayor’s and its Subsidiaries thereunder (other than with respect to the Tranche B Loan) to the Existing Agent to be discharged on the Closing Date and an acknowledgment by the Existing Agent that upon receipt of such funds it will forthwith execute and deliver to the Administrative Agent for filing all necessary assignments and take such other actions as may be necessary to assign all mortgages, deeds of trust and security interests granted by Mayor’s and its Subsidiaries thereunder or any of their Subsidiaries in favor of the Existing Agent to the Administrative Agent hereunder, (b) GMACCF-Canada in connection with the Existing Birks Credit Agreement, indicating the full amount of the loan obligations of Birks and its Subsidiaries thereunder to GMACCF-Canada to be discharged on the Closing Date and an acknowledgment by GMACCF-Canada that upon receipt of such funds it will forthwith execute and deliver to the Administrative Agent for filing all necessary termination and discharge statements and documents and take such other actions as may be necessary to discharge all mortgages, deeds of trust, hypothecs and security interests granted by Birks and its Subsidiaries thereunder in respect of such obligations, and (c) Regaluxe in connection with the Regaluxe Debt, indicating the full amount of the Regaluxe Debt to be discharged on the Closing Date and an acknowledgment by Regaluxe that upon receipt of such funds it will forthwith execute and deliver to the Administrative Agent for filing all necessary termination and discharge statements and documents and take such other actions as may be necessary to discharge all mortgages, deeds of trust, hypothecs and security interests granted by Birks and its Subsidiaries thereunder. In addition, the Administrative Agent shall have received evidence, in form and substance satisfactory to the Administrative Agent, that all Indebtedness and other obligations of the Borrowers outstanding under the Existing Mayor’s Credit Agreement (other than with respect to the Tranche B Loan), the Existing Birks Credit Agreement and, concurrently with the initial advance hereunder, the Regaluxe Debt shall have been indefeasibly paid off in full.

11.16. Rolex Agreements. To the extent that there are Rolex Liens on the Closing Date, the Liens shall be on terms and conditions satisfactory to the Agents and the Tranche B Lender.

11.17. Cross Indemnity Agreement. The Administrative Agent shall have received evidence, in form and in substance satisfactory to the Administrative Agent, that the Borrowers shall have entered into a cross indemnity agreement on terms and conditions satisfactory to the Agents.

11.18. Proceedings and Documents. All proceedings in connection with the transactions contemplated by this Agreement, the other Loan Documents and all other documents incident thereto shall be satisfactory in substance and in form to the Lenders and to the Administrative Agent and the Administrative Agent’s Special Counsel, and the Lenders, the Administrative Agent and such counsel shall have received all information and such counterpart originals or certified or other copies of such documents as the Administrative Agent may reasonably request.

12. CONDITIONS TO ALL BORROWINGS.

The obligations of the Lenders to make any Loan, including any Revolving Credit Loan and the Tranche B Loan, and of an L/C Issuer to issue, extend or renew any Letter of Credit, in each case whether on or after the Closing Date, shall also be subject to the satisfaction of the following conditions precedent:

12.1. Representations True; Not In Default. Each of the representations and warranties of the Borrowers and their Subsidiaries contained in this Agreement, the other Loan Documents or in any document or instrument delivered pursuant to or in connection with this Agreement and the other Loan Documents shall be true as of the date as of which they were made and shall also be true at and as of the time of the making of such Loan or the issuance, extension or renewal of such Letter of Credit or L/C Support, with the same effect as if made at and as of that time (except to the extent of changes resulting from transactions contemplated or permitted by this Agreement and the other Loan Documents and changes occurring in the ordinary course of business that singly or in the aggregate do not have a Material Adverse Effect, and to the extent that such representations and warranties relate expressly to an earlier date) and no Default shall exist.

12.2. No Legal Impediment. No change shall have occurred in any law or regulations thereunder or interpretations thereof that in the reasonable opinion of any Lender would make it illegal for such Lender to make such Loan or to participate in the issuance, extension or renewal of such Letter of Credit or in the reasonable opinion of an L/C Issuer would make it illegal for such L/C Issuer to issue, extend or renew such Letter of Credit.

12.3. Borrowing Base Report. The Administrative Agent shall have received the most recent Borrowing Base Report required to be delivered to the Administrative Agent in accordance with §8.4(f).

12.4. Material Adverse Change. There shall have been no material adverse change in the Borrowers’ financial condition or in the prospects of the Borrowers and their Subsidiaries, taken as a whole, since March 26, 2005, or from any of the financial information furnished to the Administrative Agent or any Lender pursuant to this Agreement.

13. EVENTS OF DEFAULT; ACCELERATION; ETC.

13.1. Events of Default and Acceleration. If any of the following events (“Events of Default”) shall occur:

(a) the Borrowers shall fail to pay any principal of the Loans or any L/C Obligation when the same shall become due and payable, whether at the stated date of maturity or any accelerated date of maturity or at any other date fixed for payment;

(b) the Borrowers or any of their Subsidiaries shall fail to pay any interest on the Loans, any Fees, or other sums due hereunder or under any of the other Loan Documents, when the same shall become due and payable, whether at the stated date of maturity or any accelerated date of maturity or at any other date fixed for payment;

(c) (i) the Borrowers shall fail to comply with any of their covenants contained in §§8 (other than §8.4), 9 or 10 and (ii) the Borrowers shall fail to comply with §8.4 for five (5) days after the date otherwise set forth in such section as a deadline for compliance;

(d) the Borrowers or any of their Subsidiaries shall fail to perform any term, covenant or agreement contained herein or in any of the other Loan Documents (other than those specified elsewhere in this §13.1) for fifteen (15) days after written notice of such failure has been given to the Borrowers’ Representative by the Administrative Agent;

(e) any representation or warranty of the Borrowers or any of their Subsidiaries in this Agreement or any of the other Loan Documents or in any other document or instrument delivered pursuant to or in connection with this Agreement shall prove to have been false in any material respect upon the date when made or deemed to have been made or repeated;

(f) the Borrowers or any of their Subsidiaries shall fail to pay at maturity, or within any applicable period of grace, any obligation for borrowed money or credit received in excess of $1,000,000, in respect of any Capitalized Leases, or $500,000 in respect of any Synthetic Leases, or fail to observe or perform any material term, covenant or agreement contained in any agreement by which it is bound, evidencing or securing borrowed money or credit received, in respect of any Capitalized Leases or Synthetic Leases for such period of time as would permit (assuming the giving of appropriate notice if required) the holder or holders thereof or of any obligations issued thereunder to accelerate the maturity thereof, or any such holder or holders shall rescind or shall have a right to rescind the purchase of any such obligations, in either case, except to the extent that any such failure to pay, observe or perform is being diligently contested in good faith any by appropriate proceedings;

(g) any Borrower or any Subsidiary of a Borrower shall make an assignment for the benefit of creditors, or admit in writing its inability to pay or generally fail to pay its debts as they mature or become due, or shall petition or apply for the appointment of a trustee or other custodian, liquidator, interim receiver, receiver and manager or receiver or like official of the Borrowers or any of their Subsidiaries or of any substantial part of the assets of the Borrowers or any of their Subsidiaries or shall commence any case or other proceeding relating to the Borrowers or any of their Subsidiaries under any Debtor Relief Law, or shall take any action to authorize or in furtherance of any of the foregoing, or if any such petition or application shall be filed or any such case or other proceeding shall be commenced against any Borrower or any Subsidiary of a Borrower and such Borrower or any such Subsidiary shall indicate its approval thereof, consent thereto or acquiescence therein or such petition or application shall not have been dismissed within forty-five (45) days following the filing thereof;

(h) a decree or order is entered appointing any such trustee, custodian, liquidator, interim receiver, receiver and manager or receiver or like official or adjudicating any Borrower or any Subsidiary of a Borrower bankrupt or insolvent, or approving a petition in any such case or other proceeding, or a decree or order for relief is entered in respect of any Borrower or any Subsidiary of a Borrower in an involuntary case under any Debtor Relief Law;

(i) there shall remain in force, undischarged, unsatisfied and unstayed, for more than thirty (30) days, whether or not consecutive, any final judgment against any Borrower or any Subsidiary of a Borrower that, with other outstanding final judgments, undischarged, against the Borrowers and their Subsidiaries exceeds $500,000 in the aggregate;

(j) if any of the Loan Documents shall be cancelled, terminated, revoked or rescinded or the Applicable Agent’s security interests, hypothecs, mortgages or Liens in a substantial portion of the Collateral shall cease to be perfected and enforceable, or shall cease to have the priority contemplated by this Agreement and the Security Documents, in each case otherwise than in accordance with the terms thereof or with the express prior written agreement, consent or approval of the Lenders, or any action at law, suit or in equity or other legal proceeding to cancel, revoke or rescind any of the Loan Documents shall be commenced by or on behalf of the Borrowers or any of their Subsidiaries party thereto or any of their respective stockholders, or any court or any other Governmental Authority or agency of competent jurisdiction shall make a determination that, or issue a judgment, order, decree or ruling to the effect that, any one or more of the Loan Documents is illegal, invalid or unenforceable in accordance with the terms thereof;

(k) the Borrowers or any ERISA Affiliate incurs any liability to the PBGC or a Guaranteed Pension Plan pursuant to Title IV of ERISA in an aggregate amount exceeding $100,000, or the Borrowers or any ERISA Affiliate is assessed withdrawal liability pursuant to Title IV of ERISA by a Multiemployer Plan requiring aggregate annual payments exceeding $100,000, or any of the following occurs with respect to a Guaranteed Pension Plan: (i) an ERISA Reportable Event, or a failure to make a required installment or other payment (within the meaning of §302(f)(1) of ERISA), provided that the Administrative Agent determines in its reasonable discretion that such event (A) could be expected to result in a liability of the Borrowers or any of their Subsidiaries to the PBGC or such Guaranteed Pension Plan in an aggregate amount exceeding $500,000 and (B) could constitute grounds for the termination of such Guaranteed Pension Plan by the PBGC, for the appointment by the appropriate United States District Court of a trustee to administer such Guaranteed Pension Plan or for the imposition of a lien in favor of such Guaranteed Pension Plan; or (ii) the appointment by a United States District Court of a trustee to administer such Guaranteed Pension Plan; or (iii) the institution by the PBGC of proceedings to terminate such Guaranteed Pension Plan;

(l) the Borrowers or any of their Subsidiaries shall be enjoined, restrained or in any way prevented by the order of any Governmental Authority from conducting (i) any material part of its business or (ii) business at more than ten (10) retail locations, and such order shall continue in effect for more than fifteen (15) days;

(m) there shall occur any material damage to, or loss, theft or destruction of, any Collateral, whether or not insured, or any strike, lockout, labor dispute, embargo, condemnation, act of God or public enemy, or other casualty, which in any such case causes, for more than fifteen (15) consecutive days, the cessation or substantial curtailment of revenue producing activities at more than ten (10) retail locations not covered by business interruption insurance;

(n) there shall occur the loss, suspension or revocation of, or failure to renew, any license or permit now held or hereafter acquired by the Borrowers or any of their Subsidiaries if such loss, suspension, revocation or failure to renew would have a Material Adverse Effect and shall continue unremedied for a period of fifteen (15) days;

(o) any Borrower or any Subsidiary of a Borrower shall be indicted for a state, federal or foreign crime, or any civil or criminal action shall otherwise have been brought or threatened against any Borrower or any Subsidiary of a Borrower, a punishment for which in any such case could include the forfeiture of any assets of such Borrower or such Subsidiary included in the Borrowing Base or any assets of such Borrower or such Subsidiary not included in the Borrowing Base but having a fair market value in excess of $1,000,000 (unless covered by insurance); or

(p) a Change of Control shall occur;

then, and in any such event, so long as the same may be continuing, the Administrative Agent may, and shall upon the request of (i) the Required Lenders or, (ii) following the Standstill Termination Date, the Tranche B Lender, by notice in writing to the Borrowers Representative declare all amounts owing with respect to this Agreement, the Loan Account, the Notes and the other Loan Documents and all L/C Obligations to be, and they shall thereupon forthwith become, immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Borrowers; provided that in the event of any Event of Default specified in §§13.1(g), 13.1(h) or 13.1(j), all such amounts shall become immediately due and payable automatically and without any requirement of notice from the Administrative Agent or any Lender. Following the Standstill Termination Date, if requested by the Tranche B Lender, the Administrative Agent and the Canadian Agent will exercise those rights accorded to them under this Agreement and the Security Documents as creditors of the Borrowers looking towards the realization on the Collateral (a “Liquidation”). Notwithstanding the foregoing, the Administrative Agent shall have the sole authority to determine the procedures to effect a Liquidation.

13.2. Termination of Commitments. If any one or more of the Events of Default specified in §13.1(g), §13.1(h) or §13.1(j) shall occur, any unused portion of the credit hereunder shall forthwith terminate and each of the Lenders shall be relieved of all further obligations to make Loans to the Borrowers and the L/C Issuers shall be relieved of all further obligations to issue, extend or renew Letters of Credit. If any other Event of Default shall have occurred and be continuing, the Administrative Agent may and, upon the request of the Required Lenders shall, by notice to the Borrowers’ Representative, terminate the unused portion of the credit hereunder, and upon such notice being given such unused portion of the credit hereunder shall terminate immediately and each of the Lenders shall be relieved of all further obligations to make Loans and the L/C Issuer and the Administrative Agent shall be relieved of all further obligations to issue, extend or renew Letters of Credit or L/C Supports, as the case may be. No termination of the credit hereunder shall relieve the Borrowers or any of their Subsidiaries of any of the Obligations.

13.3. Remedies.

13.3.1. General.

(a) In case any one or more of the Events of Default shall have occurred and be continuing, and whether or not the Lenders shall have accelerated the maturity of the Loans pursuant to §13.1, each Lender, if owed any amount with respect to the Loans or the L/C Obligations, may, with the consent of the Required Lenders or the Administrative Agent but not otherwise, proceed to protect and enforce its rights by suit in equity, action at law or other appropriate proceeding, whether for the specific performance of any covenant or agreement contained in this Agreement and the other Loan Documents or any instrument pursuant to which the Obligations to such Lender are evidenced, including as permitted by applicable law the obtaining of the ex parte appointment of a receiver, interim receiver or receiver and manager, and, if such amount shall have become due, by declaration or otherwise, proceed to enforce the payment thereof or any other legal or equitable right of such Lender. No remedy herein conferred upon any Lender or the Administrative Agent or the Canadian Agent or the holder of any Note or purchaser of any Letter of Credit Participation is intended to be exclusive of any other remedy and each and every remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute or any other provision of law.

(b) If an Event of Default has occurred and is continuing, the Applicable Agent, without any other notice to or demand upon the Borrowers, shall have in any jurisdiction in which enforcement hereof is sought, in addition to all other rights and remedies, the rights and remedies of a secured party under the Uniform Commercial Code, the PPSA or the Civil Code of Québec and any additional rights and remedies as may be provided to a secured party in any jurisdiction in which Collateral is located, including, without limitation, the right to take possession of the Collateral, and for that purpose the Applicable Agent may, so far as the Borrowers can give authority therefor, enter upon any premises on which the Collateral may be situated and remove the same therefrom. The Applicable Agent may in its reasonable discretion require the Borrowers to assemble all or any part of the Collateral at such location or locations within the jurisdiction(s) of the Company’s principal office(s) or at such other locations as the Applicable Agent may reasonably designate. Unless the Collateral is perishable or threatens to decline speedily in value or is of a type customarily sold on a recognized market, the Applicable Agent shall give to the Borrowers at least five (5) Business Days prior written notice (or such longer period of time required by applicable law) of the time and place of any public sale of Collateral or of the time after which any private sale or any other intended disposition is to be made. The Borrowers hereby acknowledge that five (5) Business Days prior written notice of such sale or sales shall be reasonable notice. In addition, the Borrowers waive any and all rights that they may have to a judicial hearing in advance of the enforcement of any of the Administrative Agent’s or the Canadian Agent’s rights and remedies hereunder, including, without limitation, its right if a Default exists to take immediate possession of the Collateral and to exercise its rights and remedies with respect thereto.

13.3.2. Securities and Deposits. The Applicable Agent may at any time after the occurrence of an Event of Default, at its option, transfer to itself or any nominee any securities constituting Collateral, receive any income thereon and hold such income as additional Collateral or apply it to the Obligations. Whether or not any Obligations are due, after the occurrence of an Event of Default, the Applicable Agent may demand, sue for, collect, or make any settlement or compromise which it deems desirable with respect to the Collateral. Regardless of the adequacy of Collateral or any other security for the Obligations, any deposits or other sums at any time credited by or due from the Applicable Agent or any Lender to the Borrowers may at any time be applied to or set off against any of the Obligations.

13.3.3. Notification to Account Debtors and Other Persons Obligated on Collateral. The Borrowers shall, at the request and option of the Administrative Agent or the Canadian Agent, notify account debtors and other persons obligated on any of the Collateral of the security interest of the Applicable Agent in any account, chattel paper, general intangible, instrument or other Collateral and that payment thereof is to be made directly to the Applicable Agent or to any financial institution designated by the Applicable Agent as the Applicable Agent’s agent therefor, and the Applicable Agent may itself, without notice to or demand upon the Borrowers, so notify account debtors and other persons obligated on Collateral. After the making of such a request or the giving of any such notification, the Borrowers shall hold any proceeds of collection of accounts, chattel paper, general intangibles, instruments and other Collateral received by the Borrowers as trustee for the Applicable Agent, for the benefit of the Lenders and the Agents, without commingling the same with other funds of the Borrowers and shall turn the same over to the Applicable Agent in the identical form received, together with any necessary endorsements or assignments. The Applicable Agent shall apply the proceeds of collection of accounts, chattel paper, general intangibles, instruments and other Collateral received by the Applicable Agent to the Obligations, such proceeds to be immediately credited after final payment in cash or other immediately available funds of the items giving rise to them.

13.3.4. Standards for Exercising Rights and Remedies. To the extent that applicable law imposes duties on the Administrative Agent or the Canadian Agent to exercise remedies in a commercially reasonable manner, the Borrowers acknowledge and agree that it is not commercially unreasonable for the Applicable Agent (a) to fail to incur expenses reasonably deemed significant by the Applicable Agent to prepare Collateral for disposition or otherwise to fail to complete raw material or work in process into finished goods or other finished products for disposition, (b) to fail to obtain third party consents for access to Collateral to be disposed of, or to obtain or, if not required by other law, to fail to obtain governmental or third party consents for the collection or disposition of Collateral to be collected or disposed of, (c) to fail to exercise collection remedies against account debtors or other persons obligated on Collateral or to fail to remove Liens on or any adverse claims against Collateral, (d) to exercise collection remedies against account debtors and other persons obligated on Collateral directly or through the use of collection agencies and other collection specialists, (e) to advertise dispositions of Collateral through publications or media of general circulation, whether or not the Collateral is of a specialized nature, (f) to contact other persons, whether or not in the same business as the Borrowers, for expressions of interest in acquiring all or any portion of the Collateral, (g) to hire one or more professional auctioneers to assist in the disposition of Collateral, whether or not the Collateral is of a specialized nature, (h) to dispose of Collateral by utilizing internet sites that provide for the auction of assets of the types included in the Collateral or that have the reasonable capability of doing so, or that match buyers and sellers of assets, (i) to dispose of assets in wholesale rather than retail markets, (j) to disclaim disposition warranties, (k) to purchase insurance or credit enhancements to insure the Applicable Agent against risks of loss, collection or disposition of Collateral or to provide to the Applicable Agent a guaranteed return from the collection or disposition of Collateral, or (l) to the extent deemed appropriate by the Applicable Agent, to obtain the services of brokers, investment bankers, consultants and other professionals to assist the Applicable Agent in the collection or disposition of any of the Collateral, or (m) conduct going out of business sales and otherwise liquidate the inventory. The Borrowers acknowledge that the purpose of this §13.3.4 is to provide non-exhaustive indications of what actions or omissions by the Applicable Agent would fulfill the Applicable Agent’s duties under the Uniform Commercial Code, any similar legislation of any jurisdiction including, without limitation, the PPSA and the Civil Code of Québec, or any other relevant jurisdiction in the Applicable Agent’s exercise of remedies against the Collateral and that other actions or omissions by the Applicable Agent shall not be deemed to fail to fulfill such duties solely on account of not being indicated in this §13.3.4. Without limitation upon the foregoing, nothing contained in this §13.3.4. shall be construed to grant any rights to the Borrowers or to impose any duties on the Administrative Agent or the Canadian Agent that would not have been granted or imposed by this Agreement or by applicable law in the absence of this §13.3.4.

13.4. Distribution of Collateral Proceeds. In the event that, an Event of Default exists, the Administrative Agent, the Canadian Agent or any Lender, as the case may be, receives any monies in connection with the enforcement of this Agreement or any of the Security Documents, or otherwise with respect to the realization upon, or disposition of, any of the Collateral, such monies shall be distributed for application as follows:

(i) First, to the payment of, or (as the case may be) the reimbursement of the Applicable Agent for or in respect of all reasonable costs, expenses, disbursements and losses which shall have been incurred or sustained by the Applicable Agent in connection with the collection of such monies by the Applicable Agent or, the Administrative Agent’s Special Counsel or any Lender’s Special Counsel, for the exercise, protection or enforcement by the Applicable Agent, the Administrative Agent’s Special Counsel or Lender’s Special Counsel of all or any of the rights, remedies, powers and privileges of the Administrative Agent, the Administrative Agent’s Special Counsel or Lender’s Special Counsel under this Agreement or any of the other Loan Documents or in respect of the Collateral (subject to any exclusions set forth in subsection (ii) below) or in support of any provision of adequate indemnity to the Applicable Agent against any Taxes or liens which by law shall have, or may have, priority over the rights of the Applicable Agent to such monies;

(ii) Second, to all Obligations owing to the Revolving Credit Lenders and the Administrative Agent and Canadian Agent (including the making allowance to take into account for any Obligations not then due and payable (i.e., to cash collateralize up to 105% of the Maximum Drawing Amount of Letters of Credit issued for the account of the Borrowers) and excluding the Revolving Credit Early Termination Fee, Obligations under Interest Rate Agreements and foreign exchange contracts with any Agent or any of their Affiliates or branches in an aggregate amount in excess of $3,000,000, Obligations under Capitalized Leases and operating leases and Obligations pursuant to subsection (b) of the definition of Obligations to the extent that they do not relate to treasury, cash management or similar services) in such order or preference as the Required Lenders may determine; provided, however, that (i) distributions shall be made (A) except to the extent already paid pursuant to §13.4(i) above, pari passu among

Obligations with respect to the Agent Fees and all other Obligations owed to the Revolving Credit Lenders and (B) with respect to each type of Obligation owing to the Revolving Credit Lenders, such as interest, principal, reasonable fees and expenses, among the Revolving Credit Lenders pro rata, and (ii) the Applicable Agent may in its reasonable discretion make proper allowance to take into account any such Obligations not then due and payable;

(iii) Third, to all Obligations owing to the Tranche B Lender (excluding the Tranche B Early Termination Fee);

(iv) Fourth, to the Applicable Agent and the Revolving Credit Lenders on account of Obligations relating to the Revolving Credit Early Termination Fee;

(v) Fifth, to the Tranche B Lender on account of all other Obligations owing to the Tranche B Lender;

(vi) Sixth, to all other Obligations owing to the Revolving Credit Lenders;

(vii) Seventh, upon payment and satisfaction in full or other provisions for payment in full satisfactory to the Lenders and the Administrative Agent and the Canadian Agent of all of the Obligations of the Borrowers, to the payment of any obligations required to be paid pursuant to §9-608(a)(1)(C) or 9-615(a)(3) of the Uniform Commercial Code; and

(viii) Eighth, the excess, if any, shall be returned to the Borrowers or to such other Persons as are entitled thereto.

14. THE AGENTS.

14.1. Authorization.

(a) The Administrative Agent is authorized to take such action on behalf of each of the Lenders and to exercise all such powers hereunder and under any of the other Loan Documents and any related documents delegated to the Administrative Agent, together with such powers as are reasonably incident thereto, including the authority, without the necessity of any notice to or further consent of the Lenders, from time to time to take any action with respect to any Collateral owned by a U.S. Borrower and its Subsidiaries or the Security Documents which may be necessary to perfect, maintain perfected or insure the priority of the security interest in and liens upon such Collateral granted pursuant to the Security Documents, provided that no duties or responsibilities not expressly assumed herein or therein shall be implied to have been assumed by the Administrative Agent.

(b) The Canadian Agent is authorized to take such action on behalf of each of the Lenders and to exercise all such powers hereunder and under any of the other Loan Documents and any related documents delegated to the Canadian Agent, together with such powers as are reasonably incident thereto, including the authority, without the necessity of any notice to or further consent of the Lenders, from time to time to take any action with respect to any Collateral owned by the Canadian Borrower and its Canadian Subsidiaries or the Security Documents which may be necessary to perfect, render enforceable, maintain perfected or enforceable or insure the priority of the security interest in and Liens upon such Collateral granted pursuant to the Security Documents, provided that no duties or responsibilities not expressly assumed herein or therein shall be implied to have been assumed by the Canadian Agent.

(c) For the purposes of creating a solidarité active in accordance with Article 1541 of the Civil Code of Québec between each Lender, taken individually, on the one hand, and the Canadian Agent, on the other hand, each Loan Party and each such Lender acknowledges and agrees with the Canadian Agent that such Lender and the Canadian Agent are hereby conferred the legal status of solidary creditors of each such Loan Party in respect of all Obligations owed by each such Loan Party to the Canadian Agent and such Lender hereunder and under the other Loan Documents (collectively, the “Solidary Claim”) and that, accordingly, but subject (for the avoidance of doubt) to Article 1542 of the Civil Code of Québec, each such Loan Party is irrevocably bound towards the Canadian Agent and each Lender in respect of the entire Solidary Claim of the Canadian Agent and such Lender. As a result of the foregoing, the parties hereto acknowledge that the Canadian Agent and each Lender shall at all times have a valid and effective right of action for the entire Solidary Claim of the Canadian Agent and such Lender and the right to give full acquittance for it. Accordingly, and without limiting the generality of the foregoing, the Canadian Agent, as solidary creditor with each Lender, shall at all times have a valid and effective right of action in respect of the Solidary Claim and the right to give a full acquittance for same. By its execution of the Loan Documents to which it is a party, each such Loan Party not a party hereto shall also be deemed to have accepted the stipulations hereinabove provided. The parties further agree and acknowledge that such Liens (hypothecs) under the Security Documents and the other Loan Documents shall be granted to the Canadian Agent, for its own benefit and for the benefit of the Lenders, as solidary creditor as hereinabove set forth.

(d) The relationship between the Agents and each of the Lenders is that of an independent contractor. The use of the terms “Administrative Agent”, “Canadian Agent” or “Syndication Agent” is for convenience only and is used to describe, as a form of convention, the independent contractual relationship between the Administrative Agent, the Canadian Agent or the Syndication Agent, as applicable and each of the Lenders. Nothing contained in this Agreement nor the other Loan Documents shall be construed to create an agency, trust or other fiduciary relationship between the Administrative Agent, the Canadian Agent or the Syndication Agent, as applicable and any of the Lenders.

(e) As an independent contractor empowered by the Lenders to exercise certain rights and perform certain duties and responsibilities hereunder and under the other Loan Documents, the Applicable Agent is nevertheless a “representative” of the Lenders, as that term is defined in Article 1 of the Uniform Commercial Code, for purposes of actions for the benefit of the Lenders and the Agents with respect to all collateral security and guaranties contemplated by the Loan Documents. Such actions include the designation of the Applicable Agent as “secured party”, “mortgagee” or the like on all financing statements and other documents and instruments, whether recorded, filed, registered or otherwise, relating to the attachment, perfection, enforceability, priority or enforcement of any security interests, mortgages, hypothecs or deeds of trust in collateral security intended to secure the payment or performance of any of the Obligations, all for the benefit of the Lenders and the Agents.

14.2. Employees and Agents. Each Agent may exercise its powers and execute its duties by or through employees or agents and shall be entitled to take, and to rely on, advice of counsel concerning all matters pertaining to its rights and duties under this Agreement and the other Loan Documents. Any Agent may utilize the services of such Persons as such Agent in its sole discretion may reasonably determine, and all reasonable fees and expenses of any such Persons shall be paid by the Borrowers.

14.3. No Liability. None of the Agents, their shareholders, directors, officers or employees or any other Person assisting them in their duties or any agent or employee thereof, shall be liable for any waiver, consent or approval given or any action taken, or omitted to be taken, in good faith by it or them hereunder or under any of the other Loan Documents, or in connection herewith or therewith, or be responsible for the consequences of any oversight or error of judgment whatsoever, except that such Agent or such other Person, as the case may be, may be liable for losses due to its willful misconduct or gross negligence. The burden of establishing that any Agent has at any time failed to act in a reasonable manner in the exercise of its discretion shall be on the Borrowers and may only be made on clear and convincing evidence.

14.4. No Representations.

14.4.1. General. No Agent shall be responsible for the execution or validity or enforceability of this Agreement, the Notes, the Letters of Credit, any of the other Loan Documents or any instrument at any time constituting, or intended to constitute, collateral security for the Notes, or for the value of any such collateral security or for the validity, enforceability or collectability of any such amounts owing with respect to the Notes, or for any recitals or statements, warranties or representations made herein or in any of the other Loan Documents or in any certificate or instrument hereafter furnished to it by or on behalf of any Borrower or Guarantor, or be bound to ascertain or inquire as to the performance or observance of any of the terms, conditions, covenants or agreements herein or in any instrument at any time constituting, or intended to constitute, collateral security for the Notes or to inspect any of the properties, books or records of the

Borrowers or any of their Subsidiaries. No Agent shall be bound to ascertain whether any notice, consent, waiver or request delivered to it by any Borrower or any holder of any of the Notes shall have been duly authorized or is true, accurate and complete. The Agents have not made nor do they now make any representations or warranties, express or implied, nor do they assume any liability to the Lenders, with respect to the credit worthiness or financial conditions of the Borrowers or any of their Subsidiaries. Each Lender acknowledges that it has, independently and without reliance upon any Agent or any other Lender, and based upon such information and documents as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement.

14.4.2. Closing Documentation, etc. For purposes of determining compliance with the conditions set forth in §11, each Lender that has executed this Agreement shall be deemed to have consented to, approved or accepted, or to be satisfied with, each document and matter either sent, or made available, by any Agent to such Lender for consent, approval, acceptance or satisfaction, or required thereunder to be consented to or approved by or acceptable or satisfactory to such Lender, unless an officer of an Agent active upon the Borrowers’ account shall have received notice from such Lender not less than two days prior to the Closing Date specifying such Lender’s objection thereto and such objection shall not have been withdrawn by notice to such Agent to such effect on or prior to the Closing Date.

14.5. Payments.

14.5.1. Payments to Agents. A payment by the Borrowers to an Applicable Agent hereunder or any of the other Loan Documents for the account of any Lender shall constitute a payment to such Lender. The Applicable Agent agrees promptly to distribute to each Applicable Lender such Applicable Lender’s pro rata share of payments received by the Applicable Agent for the account of the Applicable Lenders except as otherwise expressly provided herein or in any of the other Loan Documents.

14.5.2. Distribution by Agents. If in the reasonable opinion of an Applicable Agent the distribution of any amount received by it in such capacity hereunder, under the Notes or under any of the other Loan Documents might involve it in liability, it may refrain from making distribution until its right to make distribution shall have been adjudicated by a court of competent jurisdiction. If a court of competent jurisdiction shall adjudge that any amount received and distributed by an Applicable Agent is to be repaid, each Person to whom any such distribution shall have been made shall either repay to the Applicable Agent its proportionate share of the amount so adjudged to be repaid or shall pay over the same in such manner and to such Persons as shall be determined by such court.

14.5.3. Delinquent Lenders. Notwithstanding anything to the contrary contained in this Agreement or any of the other Loan Documents, any Revolving Credit Lender that fails (a) to make available to the Applicable Agent its pro rata share of any Revolving Credit Loan or to purchase any Letter of Credit Participation or (b) to comply with the provisions of §16.1 with respect to making dispositions and arrangements with the other Revolving Credit Lenders, where such Revolving Credit Lender’s share of any payment received, whether by setoff or otherwise, is in excess of its pro rata share of such payments due and payable to all of the Revolving Credit Lenders, in each case as, when and to the full extent required by the provisions of this Agreement, shall be deemed delinquent (a “Delinquent Lender”) and shall be deemed a Delinquent Lender until such time as such delinquency is satisfied. A Delinquent Lender shall be deemed to have assigned any and all payments due to it from the Borrowers, whether on account of outstanding Loans, Unreimbursed Amounts, interest, reasonable fees or otherwise, to the remaining nondelinquent Applicable Lenders for application to, and reduction of, their respective pro rata shares of all outstanding Loans and Unreimbursed Amounts. The Delinquent Lender hereby authorizes the Applicable Agent to distribute such payments to the nondelinquent Applicable Lenders in proportion to their respective pro rata shares of all outstanding Revolving Credit Loans and Unreimbursed Amounts. A Delinquent Lender shall be deemed to have satisfied in full a delinquency when and if, as a result of application of the assigned payments to all outstanding Loans and Unreimbursed Amounts of the nondelinquent Lenders, the Applicable Lenders’ respective pro rata shares of all outstanding Revolving Credit Loans and Unreimbursed Amounts have returned to those in effect immediately prior to such delinquency and without giving effect to the nonpayment causing such delinquency.

14.6. Holders of Notes. The Applicable Agent may deem and treat the payee of any Note or the purchaser of any Letter of Credit Participation as the absolute owner or purchaser thereof for all purposes hereof until it shall have been furnished in writing with a different name by such payee or by a subsequent holder, assignee or transferee.

14.7. Indemnity. The Lenders ratably agree hereby to indemnify and hold harmless each Agent and its affiliates from and against any and all claims, actions and suits (whether groundless or otherwise), losses, damages, costs, expenses (including any expenses for which such Agent or such affiliate has not been reimbursed by the Borrowers as required by §16.2), and liabilities of every nature and character arising out of or related to this Agreement, the Notes, or any of the other Loan Documents or the transactions contemplated or evidenced hereby or thereby, or such Agent’s actions taken hereunder or thereunder, except to the extent that any of the same shall be directly caused by such Agent’s willful misconduct or gross negligence.

14.8. Agents as Lenders. In its individual capacity, Bank of America shall have the same obligations and the same rights, powers and privileges in respect to its Commitment and the Loans made by it, and as the holder of any of the Notes and as the purchaser of any Letter of Credit Participations, as it would have were it not also the

Administrative Agent. In its individual capacity, Bank of America - Canada Branch shall have the same obligations and the same rights, powers and privileges in respect to its Commitment and the Loans made by it, and as the holder of any of the Notes and as the purchaser of any Letter of Credit Participations, as it would have were it not also the Canadian Agent. In its individual capacity, GMACCF shall have the same obligations and the same rights, powers and privileges in respect to its Commitment and the Loans made by it, and as the holder of any of the Notes and as the purchaser of any Letter of Credit Participations, as it would have were it not also the Syndication Agent.

14.9. Resignation. The Administrative Agent, the Canadian Agent and the Syndication Agent may resign at any time by giving sixty (60) days prior written notice thereof to the Lenders and the Borrowers’ Representative. Upon any such resignation by an Agent, the Required Lenders and the Tranche B Lender shall have the right to appoint a successor Agent. Unless an Event of Default shall have occurred and be continuing, such successor Agent shall be reasonably acceptable to the Borrowers. If no successor Agent shall have been so appointed by the Required Lenders and the Tranche B Lender and shall have accepted such appointment within thirty (30) days after the retiring Agent’s giving of notice of resignation, then the retiring Agent may, on behalf of the Lenders, appoint a successor Agent, which shall be (a) a financial institution having a rating of not less than A or its equivalent by S&P or (b) following the exercise of the buyout option set forth in §3.7, the Tranche B Lender or any other Person appointed by the Tranche B Lender. Upon the acceptance of any appointment as Agent hereunder by a successor Agent, such successor Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Agent, and the retiring Agent shall be discharged from its duties and obligations hereunder. After any retiring Agent’s resignation, the provisions of this Agreement and the other Loan Documents shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as Agent.

14.10. Notification if Default Exists. Each Lender hereby agrees that, upon learning of the existence of a Default or an Event of Default, it shall promptly notify the Administrative Agent thereof. The Administrative Agent hereby agrees that upon receipt of any notice under this §14.10 it shall promptly notify the other Lenders that a Default exists.

14.11. Duties in the Case of Enforcement. In case one of more Events of Default have occurred and shall be continuing, and whether or not acceleration of the Obligations shall have occurred, the Applicable Agent shall, if (a) so requested by the Required Lenders or, following the Standstill Termination Date, the Tranche B Lender, and (b) the Lenders have provided to the Applicable Agent such additional indemnities and assurances against expenses and liabilities as the Applicable Agent may reasonably request, proceed to enforce the provisions of this Agreement and the other Security Documents authorizing the sale or other disposition of all or any part of the Collateral and exercise all or any such other legal and equitable and other rights or remedies as it may have in respect of such Collateral. The Required Lenders or, following the Standstill Termination Date if the Required Lenders have not already done so, the Tranche B

Lender, may direct the Applicable Agent in writing as to the method and the extent of any such sale or other disposition, the Lenders hereby agreeing to indemnify and hold the Applicable Agent, harmless from all liabilities incurred in respect of all actions taken or omitted in accordance with such directions, provided that the Applicable Agent need not comply with any such direction to the extent that the Applicable Agent reasonably believes the Applicable Agent’s compliance with such direction to be unlawful or commercially unreasonable in any applicable jurisdiction.

14.12. Agents’ Obligations and Duties with Regard to Collateral. Anything herein to the contrary notwithstanding, the Borrowers shall remain obligated and liable under each contract or agreement comprised in the Collateral to be observed or performed by the Borrowers thereunder. None of the Agents or Lenders shall have any obligation or liability under any such contract or agreement by reason of or arising out of this Agreement or the receipt by any Agent or any Lender of any payment relating to any of the Collateral, nor shall any Agent or any Lender be obligated in any manner to perform any of the obligations of the Borrowers under or pursuant to any such contract or agreement, to make inquiry as to the nature or sufficiency of any payment received by any Agent or any Lender in respect of the Collateral or as to the sufficiency of any performance by any party under any such contract or agreement, to present or file any claim, to take any action to enforce any performance or to collect the payment of any amounts which may have been assigned to any Agent or to which the any Agent or any Lender may be entitled at any time or times. The Applicable Agent’s sole duty with respect to the custody, safe keeping and physical preservation of the Collateral in its possession, under §9-207 of the Uniform Commercial Code or otherwise, shall be to deal with such Collateral in the same manner as the Applicable Agent deals with similar property for its own account. In connection with any sale of assets permitted by this Agreement, the Applicable Agent is authorized to release the liens granted by the Borrowers to the Applicable Agent.

14.13. Exculpatory Provisions. Neither the Administrative Agent or the Canadian Agent shall have any duties or obligations except those expressly set forth herein and in the other Loan Documents. Without limiting the generality of the foregoing, neither the Administrative Agent or the Canadian Agent:

(a) shall be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing;

(b) shall have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Applicable Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents), provided that the Applicable Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Applicable Agent to liability or that is contrary to any Loan Document or applicable law; and

(c) shall, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrowers or any of their Affiliates that is communicated to or obtained by the Person serving as the Applicable Agent or any of its Affiliates in any capacity.

14.14. Non-Reliance on Administrative Agent and Other Lenders. Each Lender and the L/C Issuer acknowledges that it has, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender and the L/C Issuer also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

14.15. No Other Duties, Etc. Anything herein to the contrary notwithstanding, none of the Agents or Co-Lead Arrangers listed on the cover page hereof shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as Administrative Agent, as Canadian Agent, as Syndication Agent, as a Lender or as an L/C Issuer hereunder.

15. SUCCESSORS AND ASSIGNS.

15.1. Successors and Assigns Generally. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that no Borrower may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (a) to an Eligible Assignee in accordance with the provisions of §15.2, (b) by way of participation in accordance with the provisions of §15.5, (iii) by way of pledge or assignment of a security interest subject to the restrictions of §15.7, or (iv) to an SPC in accordance with the provisions of §15.9 (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in §15.5 and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent, the L/C Issuer and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

15.2. Assignments by Revolving Credit Lenders. Any Revolving Credit Lender may at any time assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans (including for purposes of this §15.2 participations in L/C Obligations and in Swing Line Loans) at the time owing to it) (for the avoidance of doubt, any U.S. Lender making an assignment of all or a portion of its U.S. Commitment to an Eligible Assignee shall, or shall cause its Affiliate to, make a proportionate assignment of its Canadian Commitment to such Eligible Assignee (or to an Affiliate thereof), and vice versa); provided that

(a) except in the case of an assignment of the entire remaining amount of the assigning Revolving Credit Lender’s Commitment and the Loans at the time owing to it or in the case of an assignment to a Lender or an Affiliate of a Lender or an Approved Fund with respect to a Lender, the aggregate amount of the Commitment (which for this purpose includes Loans outstanding thereunder) or, if the Commitment is not then in effect, the principal outstanding balance of the Loans of the assigning Revolving Credit Lender subject to each such assignment, determined as of the date the Assignment and Acceptance (the “Assignment and Acceptance”) with respect to such assignment is delivered to the Administrative Agent or, if “Trade Date” is specified in the Assignment and Acceptance, as of the Trade Date, shall not be less than $5,000,000 unless each of the Administrative Agent and, so long as no Event of Default has occurred and is continuing, the applicable Borrower otherwise consents (each such consent not to be unreasonably withheld or delayed); provided, however, that concurrent assignments to members of an Assignee Group and concurrent assignments from members of an Assignee Group to a single Eligible Assignee (or to an Eligible Assignee and members of its Assignee Group) will be treated as a single assignment for purposes of determining whether such minimum amount has been met;

(b) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Revolving Credit Lender’s rights and obligations under this Agreement with respect to the Loans or the Commitment assigned, except that this clause (b) shall not apply to rights in respect of Swing Line Loans;

(c) any assignment of a Commitment must be approved by the Administrative Agent, the L/C Issuer and the Swing Line Lender unless the Person that is the proposed assignee is itself a Revolving Credit Lender (whether or not the proposed assignee would otherwise qualify as an Eligible Assignee);

(d) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Acceptance, together with a processing and recordation fee in the amount, if any, required as set forth in Schedule 15.2, and the Eligible Assignee, if it shall not be a Revolving Credit Lender, shall deliver to the Administrative Agent an Administrative Questionnaire; and

(e) such Eligible Assignee may be a Canadian Lender only if it or any of its Affiliates also has U.S. Commitments in an amount at least equal to the Dollar Equivalent of its Canadian Commitment.

Subject to acceptance and recording thereof by the Administrative Agent pursuant to §15.4, from and after the effective date specified in each Assignment and Acceptance, the Eligible Assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Acceptance, have the rights and obligations of a Revolving Credit Lender under this Agreement, and the assigning Revolving Credit Lender thereunder shall, to the extent of the interest assigned by such Assignment and Acceptance, be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all of the assigning Revolving Credit Lender’s rights and obligations under this Agreement, such Revolving Credit Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of §§5.3.2, 5.5, 5.11, 16.2 and 16.3 with respect to facts and circumstances occurring prior to the effective date of such assignment. Upon request, the applicable Borrower (at its expense) shall execute and deliver a Note to the assignee Lender. Any assignment or transfer by a Revolving Credit Lender of rights or obligations under this Agreement that does not comply with this subsection shall be treated for purposes of this Agreement as a sale by such Revolving Credit Lender of a participation in such rights and obligations in accordance with §15.5.

15.3. Assignments by the Tranche B Lender. The Tranche B Lender may at any time assign to one or more commercial banks, other financial institutions or Persons, all or a portion of its interests, rights and obligations under this Agreement; provided that (a) the Administrative Agent shall have given its prior written consent to such assignment, such consent not to be unreasonably withheld; except that the consent of the Administrative Agent shall not be required in connection with any assignment by the Tranche B Lender (i) if an Event of Default exists, (ii) to an existing Lender or (iii) to a Lender Affiliate of such Tranche B Lender and (b) the parties to such assignment shall execute and deliver to the Administrative Agent for recording in the Register an Assignment and Acceptance.

15.4. Register. The Administrative Agent, acting solely for this purpose as an agent of the Borrowers, shall maintain at the Administrative Agent’s Office a copy of each Assignment and Acceptance delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Revolving Credit Lenders’ Commitments of, and principal amounts of the Loans and L/C Obligations owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, and the Borrowers, the Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by each of the Borrowers and the L/C Issuer at any reasonable time and from time to time upon reasonable prior notice. In addition, at any time that a request for a consent for a material or substantive change to the Loan Documents is pending, any Lender may request and receive from the Administrative Agent a copy of the Register.

15.5. Participations. Any Lender may at any time, without the consent of, or notice to, the Borrowers or the Administrative Agent, sell participations to any Person (other than a natural person or any Borrower or any of the Borrower’s Affiliates or Subsidiaries) (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of a Revolving Credit Lender’s Commitment and/or the Loans (including such Revolving Credit Lender’s participations in L/C Obligations and/or Swing Line Loans) owing to it); provided that (a) (i) with respect to Revolving Credit Lenders, each such participation shall be in an amount of not less than $5,000,000 and (ii) with respect to the Tranche B Lender, each such participation shall be in an amount of not less than $1,000,000, (b) such Lender’s obligations under this Agreement shall remain unchanged, (c) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (d) the Borrowers, the Administrative Agent, the Lenders and the L/C Issuer shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. A participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of §5.3.2 unless the Borrowers are notified of the participation sold to such Participant and such Participant agrees, for the benefit of the Borrowers, to comply with §5.3.2 as through such Participant were a Lender.

Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, waiver or other modification that (i) with respect to the Revolving Credit Lenders, would reduce the principal of or the interest rate on any Loans, extend the term or increase the amount of the Commitment of such Revolving Credit Lender as it relates to such Participant, reduce the amount of any Unused Fee or Letter of Credit Fees to which such Participant is entitled or extend any regularly scheduled payment date for principal or interest and (ii) with respect to the Tranche B Lender, would reduce the principal, interest or fees payable on the Tranche B Loan, postpone any scheduled payment of any principal, interest or fees on account of the Tranche B Loan or release Collateral which would cause an OverLoan that affects such Participant. Subject to §15.6, the Borrowers agree that each Participant shall be entitled to the benefits of §§5.3.2, 5.5 and 5.11 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to §15.2 or §15.3 (as applicable). To the extent permitted by law, each Participant also shall be entitled to the benefits of §16.1 as though it were a Lender, provided such Participant agrees to be subject to §16.1 as though it were a Lender.

15.6. Limitations upon Participant Rights. A Participant shall not be entitled to receive any greater payment under §5.3.2 or §5.5 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrowers’ prior written consent. A Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of §5.3.2 unless the Borrowers are notified of the participation sold to such Participant and such Participant agrees, for the benefit of the Borrowers, to deliver to the Borrowers (with a copy to the Administrative Agent), at the time or times prescribed by applicable law or reasonably requested by the Borrowers or the Administrative Agent, such properly completed and executed documentation prescribed by applicable law as will permit any payments to be made without withholding or at a reduced rate of withholding.

15.7. Certain Pledges. Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement (including under its Note, if any) to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank; provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

15.8. Electronic Execution of Assignments. The words “execution,” “signed,” “signature,” and words of like import in any Assignment and Acceptance shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

15.9. Special Purpose Funding Vehicles. Notwithstanding anything to the contrary contained herein, any Lender (a “Granting Lender”) may grant to a special purpose funding vehicle identified as such in writing from time to time by the Granting Lender to the Administrative Agent and the Borrowers (an “SPC”) the option to provide all or any part of any Loan that such Granting Lender would otherwise be obligated to make pursuant to this Agreement; provided that (a) nothing herein shall constitute a commitment by any SPC to fund any Loan, and (b) if an SPC elects not to exercise such option or otherwise fails to make all or any part of such Revolving Credit Loan, the Granting Lender shall be obligated to make such Revolving Credit Loan pursuant to the terms hereof or, if it fails to do so, to make such payment to the Administrative Agent as is required under §2.10.1. Each party hereto hereby agrees that (a) neither the grant to any SPC nor the exercise by any SPC of such option shall increase the costs or expenses or otherwise increase or change the obligations of the Borrowers under this Agreement (including its obligations under §§5.2 and 5.5), (b) no SPC shall be liable for any indemnity or similar payment obligation under this Agreement for which a Lender would be liable, and (c) the Granting Lender shall for all purposes, including the approval of any amendment, waiver or other modification of any provision of any Loan Document, remain the lender of record hereunder. The making of a Loan by an SPC hereunder shall utilize, if a Revolving Credit Lender, the Commitment of the Granting Lender to the

same extent, and as if, such Loan were made by such Granting Lender. In furtherance of the foregoing, each party hereto hereby agrees (which agreement shall survive the termination of this Agreement) that, prior to the date that is one year and one day after the payment in full of all outstanding commercial paper or other senior debt of any SPC, it will not institute against, or join any other Person in instituting against, such SPC any proceeding under any Debtor Relief Law. Notwithstanding anything to the contrary contained herein, any SPC may (a) with notice to, but without prior consent of the Borrowers and the Administrative Agent and with the payment of a processing fee in the amount of $3,500, assign all or any portion of its right to receive payment with respect to any Loan to the Granting Lender and (b) disclose on a confidential basis any non-public information relating to its funding of Revolving Credit Loans to any rating agency, commercial paper dealer or provider of any surety or Guarantee or credit or liquidity enhancement to such SPC.

15.10. Resignation as L/C Issuer or Swing Line Lender after Assignment. Notwithstanding anything to the contrary contained herein, if at any time Bank of America or Bank of America-Canada Branch assigns all of its Commitment and Loans pursuant to §15.2 above, Bank of America or Bank of America-Canada Branch, as applicable, may, (a) upon 30 days’ notice to the Borrowers and the Lenders, resign as L/C Issuer and/or (b) upon 30 days’ notice to the Borrowers, resign as Swing Line Lender. In the event of any such resignation as L/C Issuer or Swing Line Lender, the Borrowers shall be entitled to appoint from among the Lenders a successor L/C Issuer or Swing Line Lender hereunder; provided, however, that no failure by the Borrowers to appoint any such successor shall affect the resignation of Bank of America or Bank of America-Canada Branch (as applicable) as L/C Issuer or Swing Line Lender, as the case may be. If Bank of America or Bank of America-Canada Branch resigns as L/C Issuer, it shall retain all the rights, powers, privileges and duties of the L/C Issuer hereunder with respect to all Letters of Credit outstanding as of the effective date of its resignation as L/C Issuer and all L/C Obligations with respect thereto (including the right to require the Lenders to make Base Rate Loans or Canadian Prime Rate Loans, as applicable, or fund risk participations in Unreimbursed Amounts pursuant to §4.3). If Bank of America or Bank of America-Canada Branch resigns as Swing Line Lender, it shall retain all the rights of the Swing Line Lender provided for hereunder with respect to Swing Line Loans made by it and outstanding as of the effective date of such resignation, including the right to require the Lenders to make Base Rate Loans or Canadian Prime Rate Loans, as applicable, or fund risk participations in outstanding Swing Line Loans pursuant to §2.9.2(b). Upon the appointment of a successor L/C Issuer and/or Swing Line Lender, (a) such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring L/C Issuer or Swing Line Lender, as the case may be, and (b) the successor L/C Issuer shall issue letters of credit in substitution for the Letters of Credit, if any, outstanding at the time of such succession or make other arrangements satisfactory to Bank of America or Bank of America-Canada Branch, as applicable, to effectively assume the obligations of Bank of America or Bank of America-Canada Branch, as the case may be, with respect to such Letters of Credit.

15.11. Assignment by Borrowers. The Borrowers shall not assign or transfer any of their rights or obligations under any of the Loan Documents without the prior written consent of each of the Lenders.

16. PROVISIONS OF GENERAL APPLICATION.

16.1. Setoff. The Borrowers hereby grant to the Administrative Agent, the Canadian Agent and each of the Lenders a continuing lien, security interest and right of setoff as security for all liabilities and obligations to the Administrative Agent, the Canadian Agent and each Lender, whether now existing or hereafter arising, upon and against all deposits, credits, collateral and property, now or hereafter in the possession, custody, safekeeping or control of the Applicable Agent or such Applicable Lender or any Applicable Lender Affiliate and their successors and assigns or in transit to any of them. Regardless of the adequacy of any Collateral, if any of the Obligations are due and payable and have not been paid or any Event of Default shall have occurred and be continuing, any deposits or other sums credited by or due from any of the Lenders to the Borrowers and any securities or other property of the Borrowers in the possession of such Lender may be applied to or set off by such Lender against the payment of Obligations and any and all other liabilities, direct, or indirect, absolute or contingent, due or to become due, now existing or hereafter arising, of the Borrowers to such Lender. ANY AND ALL RIGHTS TO REQUIRE ANY LENDER TO EXERCISE ITS RIGHTS OR REMEDIES WITH RESPECT TO ANY OTHER COLLATERAL WHICH SECURES THE OBLIGATIONS, PRIOR TO EXERCISING ITS RIGHT OF SETOFF WITH RESPECT TO SUCH DEPOSITS, CREDITS OR OTHER PROPERTY OF THE BORROWERS ARE HEREBY KNOWINGLY, VOLUNTARILY AND IRREVOCABLY WAIVED. Each of the Lenders agree with each other Lender that (a) if an amount to be set off is to be applied to Indebtedness of the Borrowers to such Lender, other than Indebtedness constituting Obligations owed to such Lender, such amount shall be applied ratably to such other Indebtedness and to the Obligations owed to such Lender, and (b) if such Lender shall receive from the Borrowers, whether by voluntary payment, exercise of the right of setoff, counterclaim, cross action, enforcement of the claim constituting the Obligation owed to such Lender by proceedings against the Borrowers at law or in equity or by proof thereof in bankruptcy, reorganization, liquidation, receivership or similar proceedings, or otherwise, and shall retain and apply to the payment of Obligations owed to such Lender any amount in excess of its “ratable portion” of the payments received by all of the Lenders with respect to the Obligations owed to all of the Lenders, such Lender will make such disposition and arrangements with the other Lenders with respect to such excess, either by way of distribution, pro tanto assignment of claims, subrogation or otherwise as shall result in each Lender receiving in respect of the Obligations owed it its “ratable portion” as contemplated by this Agreement; provided that if all or any part of such excess payment is thereafter recovered from such Lender, such disposition and arrangements shall be rescinded and the amount restored to the extent of such recovery, but without interest. As used herein “ratable portion” shall mean the amounts such Lender would have received if the amounts had been applied in accordance with §13.4.

16.2. Expenses. The Borrowers jointly and severally agree to pay (a) the reasonable costs of producing and reproducing this Agreement, the other Loan Documents and the other agreements and instruments mentioned herein, (b) any Taxes (including any interest and penalties in respect thereto) payable by the Applicable Agent or any of the Lenders (other than Excluded Taxes and any Taxes referred to in §5.3.2, which shall be taken into account in the manner provided by §5.3.2) on or with respect to the transactions contemplated by this Agreement (the Borrowers hereby agreeing to indemnify the Applicable Agent and each Lender with respect thereto), (c) the reasonable fees, expenses and disbursements of the Administrative Agent’s Special Counsel, counsel to the Canadian Agent, counsel to the Syndication Agent, counsel to the Tranche B Lender or any local counsel to the Administrative Agent incurred in connection with the preparation, syndication, administration or interpretation of the Loan Documents and other instruments mentioned herein, each closing hereunder, any amendments, modifications, approvals, consents or waivers hereto or hereunder, or the cancellation of any Loan Document upon payment in full in cash of all of the Obligations or pursuant to any terms of such Loan Document for providing for such cancellation, (d) the reasonable fees, expenses and disbursements of the Administrative Agent, the Canadian Agent, the Syndication Agent, the Tranche B Lender or any of their affiliates incurred by the Administrative Agent, the Canadian Agent, the Syndication Agent, the Tranche B Lender or any such affiliate in connection with the preparation, syndication, administration or interpretation of the Loan Documents and other instruments mentioned herein, including all title insurance premiums and surveyor, engineering, appraisal and examination charges, (e) any reasonable fees, costs, expenses and bank charges, including bank charges for returned checks, incurred by the Administrative Agent, the Canadian Agent or the Syndication Agent in establishing, maintaining or handling agency accounts, lock box accounts and other accounts for the collection of any of the Collateral, (f) all reasonable out-of-pocket expenses (including without limitation the Administrative Agent’s, the Canadian Agent’s, the Syndication Agent’s and the Tranche B Lender’s travel costs and reasonable attorneys’ fees and costs, which attorneys may be employees of the Administrative Agent, the Canadian Agent, the Syndication Agent or the Tranche B Lender, and reasonable consulting, accounting, appraisal, investment banking and similar professional fees and charges) incurred by the Administrative Agent, the Canadian Agent, the Syndication Agent, the Tranche B Lender, the Administrative Agent’s Special Counsel, counsel to the Canadian Agent, counsel to the Syndication Agent, counsel to the Tranche B Lender or Lender’s Special Counsel (as defined below) in connection with (i) the enforcement of or preservation of rights under any of the Loan Documents against the Borrowers or any of their Subsidiaries or the administration thereof in accordance with this Agreement and the other Loan Documents and (ii) any litigation, proceeding or dispute whether arising hereunder or otherwise, in any way related to any Lender’s or the Applicable Agent’s relationship with the Borrowers or any of their Subsidiaries and (g) all reasonable fees, expenses and disbursements of the Applicable Agent incurred in connection with UCC searches, UCC filings, intellectual property searches, intellectual property filings or mortgage recordings (and the equivalent thereof in all applicable foreign jurisdictions). In the Applicable Agent’s reasonable discretion, if the Borrowers fail to do so, the Applicable Agent may discharge Taxes and other encumbrances at any time levied or placed on any of the Collateral, maintain any of the Collateral, make repairs thereto and pay any necessary filing fees or insurance premiums. The Borrowers agree to reimburse the Applicable Agent on demand for all expenditures so made. The Applicable Agent shall have no obligation to the Borrowers to make any such expenditures, nor shall the making thereof be construed as a waiver or cure if a Default exists. The covenants contained in this §16.2 shall survive payment or satisfaction in full of all other obligations. As used herein, “Lenders’ Special Counsel” shall mean a single counsel, selected by the Required Lenders following the occurrence of an Event of Default, to represent the interests of the Lenders in connection with the enforcement, attempted enforcement, or preservation of any rights and remedies under this, or any other Loan Document, as well as in connection with any “workout”, forbearance, or restructuring of the credit facility contemplated hereby.

16.3. Indemnification. The Borrowers agree to indemnify and hold harmless the Agents, their affiliates and the Lenders from and against any and all claims, actions and suits whether groundless or otherwise, and from and against any and all liabilities, losses, damages and reasonable expenses of every nature and character arising out of this Agreement or any of the other Loan Documents or the transactions contemplated hereby including, without limitation, (a) any actual or proposed use by the Borrowers or any of their Subsidiaries of the proceeds of any of the Loans or Letters of Credit, (b) the reversal or withdrawal of any provisional credits granted by the Administrative Agent upon the transfer of funds from lock box, bank agency, concentration accounts or otherwise under any cash management arrangements with the Borrowers or any Subsidiary or in connection with the provisional honoring of funds transfers, checks or other items, (c) any actual or alleged infringement of any trademark, service mark or similar right of the Borrowers or any of their Subsidiaries comprised in the Collateral, (d) the Borrowers or any of their Subsidiaries entering into or performing this Agreement or any of the other Loan Documents or (e) with respect to the Borrowers and their Subsidiaries and their respective properties and assets, the violation of any Environmental Law, the presence, disposal, escape, seepage, leakage, spillage, discharge, emission, release or threatened release of any Hazardous Substances or any action, suit, proceeding or investigation brought or threatened with respect to any Hazardous Substances (including, but not limited to, claims with respect to wrongful death, personal injury or damage to property), in each case including, without limitation, the reasonable fees and disbursements of counsel and allocated costs of internal counsel incurred in connection with any such investigation, litigation or other proceeding. In litigation, or the preparation therefor, the Lenders, the Tranche B Lender and the Administrative Agent and its affiliates shall be entitled to select their own counsel and, in addition to the foregoing indemnity, the Borrowers agree to pay promptly the reasonable fees and expenses of such counsel. If, and to the extent that the obligations of the Borrowers under this §16.3 are unenforceable for any reason, the Borrowers hereby agree to make the maximum contribution to the payment in satisfaction of such obligations which is permissible under applicable law. The covenants contained in this §16.3 shall survive payment or satisfaction in full of all other Obligations. Notwithstanding the foregoing, the indemnification provided for in this §16.3 shall not apply with respect to any claim, action, suit, liability, loss, damage or expense resulting from the Agents’, their affiliates’ or the Lenders’ gross negligence or willful misconduct. The Borrowers acknowledge and agree that (a) Gordon Brothers has in the past provided services to the Borrowers and their Subsidiaries, the Administrative Agent, the Canadian Agent and the Lenders, (b) Gordon Brothers may in the future provide additional services to the Borrowers and their Affiliates and/or the Administrative Agent, the Canadian Agent and the Lenders, (c) Gordon Brothers is a participant in the Tranche B Loan and (d) the indemnity contained in this §16.3 shall apply to any of the relationships among the Borrowers and their Subsidiaries, the Administrative Agent, the Canadian Agent, the Lenders and Gordon Brothers.

To the extent that any Borrower for any reason fails to indefeasibly pay any amount required under §16.2 or this §16.3 to be paid by it to any Agent (or any sub-agent thereof), any L/C Issuer or any Related Party of any of the foregoing, each Lender severally agrees to pay to such Agent (or any such sub-agent), such L/C Issuer or such Related Party, as the case may be, such Lender’s Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount, provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against any Agent (or any such sub-agent) or any L/C Issuer in its capacity as such, or against any Related Party of any of the foregoing acting for such Agent (or any such sub-agent) or such L/C Issuer in connection with such capacity. The obligations of the Lenders under this §16.3 are subject to the provisions of §5.13.

16.4. Treatment of Certain Confidential Information; Confidentiality. Each of the Agents, the Lenders and the L/C Issuer agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its Affiliates and to its and its Affiliates’ respective partners, directors, officers, employees, agents, advisors and representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority, such as the National Association of Insurance Commissioners), (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to the Borrowers and their obligations, (g) with the consent of the Borrowers or (h) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section or (y) becomes available to the Administrative Agent, any Lender, the L/C Issuer or any of their respective Affiliates on a nonconfidential basis from a source other than the Borrowers.

For purposes of this Section, “Information” means all information received from the Borrowers or any of their Subsidiaries relating to the Borrowers or any of their

Subsidiaries or any of their respective businesses, other than any such information that is available to the Administrative Agent, any Lender or the L/C Issuer on a nonconfidential basis prior to disclosure by the Borrowers or any of their Subsidiaries, provided that, in the case of information received from the Borrowers or any of their Subsidiaries after the date hereof, such information is clearly identified at the time of delivery as confidential. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

Each of the Agents, the Lenders and each L/C Issuer acknowledges that (a) the Information may include material non-public information concerning the Borrowers or any of their Subsidiaries, as the case may be, (b) it has developed compliance procedures regarding the use of material non-public information and (c) it will handle such material non-public information in accordance with applicable law, including federal and state securities laws.

16.5. Survival of Covenants, Etc. All covenants, agreements, representations and warranties made herein, in the Notes, in any of the other Loan Documents or in any documents or other papers delivered by or on behalf of the Borrowers or any of their Subsidiaries pursuant hereto shall be deemed to have been relied upon by the Lenders and the Administrative Agent, notwithstanding any investigation heretofore or hereafter made by any of them, and shall survive the making by the Lenders of any of the Loans and the issuance, extension or renewal of any Letters of Credit, as herein contemplated, and shall continue in full force and effect so long as any Letter of Credit or any amount due under this Agreement or the Notes or any of the other Loan Documents remains outstanding or any Lender has any obligation to make any Loans or the L/C Issuer has any obligation to issue, extend or renew any Letter of Credit, and for such further time as may be otherwise expressly specified in this Agreement. All statements contained in any certificate or other paper delivered to any Lender or any Agent at any time by or on behalf of the Borrowers or any of their Subsidiaries pursuant hereto or in connection with the transactions contemplated hereby shall constitute representations and warranties by the Borrowers or such Subsidiary hereunder.

16.6. Notices. Except as otherwise expressly provided in this Agreement, all notices and other communications made or required to be given pursuant to this Agreement or the Notes or any Letter of Credit Applications shall be in writing and shall be delivered in hand, mailed by United States registered or certified first class mail, postage prepaid, sent by overnight courier, or sent by telegraph, telecopy, facsimile or telex and confirmed by delivery via courier or postal service, addressed as follows:

(a) if to the Borrowers, to the Canadian Borrower at 1240 Square Phillips, Montréal, Québec, Canada, H3B 3H4, Attention: Group Vice President Finance (with a copy to the chief executive officer, the chief financial officer and the general counsel), or at such other address for notice as the Canadian Borrower shall last have furnished in writing to the Person giving the notice;

(b) if to the Administrative Agent, at 40 Broad Street, Boston, Massachusetts 02109, USA, Attention: Keith F. Vercauteren, Director, or such other address for notice as the Administrative Agent shall last have furnished in writing to the Person giving the notice with a copy to Robert A.J. Barry, Bingham McCutchen LLP, 150 Federal Street, Boston, MA 02110;

(c) if to the Canadian Agent, at 200 Front Street West, Suite 2700, Toronto, Ontario MSV 3L2, Canada, Attention: Clara McGibbon, or such other address for notice as the Canadian Agent shall last have furnished in writing to the Person giving the notice with a copy to Kevin J. Morley, Ogilvy Renault LLP, Royal Bank Plaza, South Tower, Suite 3800, P.O. Box 84, 200 Bay Street, Toronto, Ontario M5J 2Z4;

(d) if to the Syndication Agent, at One Battery March Place, Suite 106, Quincy, Massachusetts 02169, Attention: Francis D. Garvin, or such other address for notice as the Syndication Agent shall last have furnished in writing to the Person giving the notice;

(e) if to the Tranche B Lender, at 40 Broad Street, Boston, Massachusetts 02109, USA, Attention: Kristan O’Connor, Managing Director, or such other address for notice as the Tranche B Lender shall last have furnished in writing to the Person giving the notice with a copy to Andrew P. Strehle, Brown Rudnick Berlack Israels LLP, One Financial Center, Boston, MA 02111; and

(f) if to any Lender, at such Lender’s address set forth on Schedule 1 hereto, or such other address for notice as such Lender shall have last furnished in writing to the Person giving the notice.

Any such notice or demand shall be deemed to have been duly given or made and to have become effective (i) if delivered by hand, overnight courier or facsimile to a responsible officer of the party to which it is directed, at the time of the receipt thereof by such officer or the sending of such facsimile and (ii) if sent by registered or certified first-class mail, postage prepaid, on the third Business Day following the mailing thereof. Any notice or other communication to be made hereunder or under the Notes or any Letter of Credit Applications, even if otherwise required to be in writing under other provisions of this Agreement, the Notes or any Letter of Credit Applications, may alternatively be made in an electronic record transmitted electronically under such authentication and other procedures as the parties hereto may from time to time agree in writing (but not an electronic record), and such electronic transmission shall be effective at the time set forth in such procedures. Unless otherwise expressly provided in such procedures, such an electronic record shall be equivalent to a writing under the other provisions of this Agreement, the Notes or any Letter of Credit Applications, and such authentication, if made in compliance with the procedures so agreed by the parties hereto in writing (but not an electronic record), shall be equivalent to a signature under the other provisions of this Agreement, the Notes or any Letter of Credit Applications.

The Agents, the L/C Issuer and the Lenders shall be entitled to rely and act upon any notices (including telephonic Loan Requests) purportedly given by or on behalf of the Borrowers even if (i) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein, or (ii) the terms thereof, as understood by the recipient, varied from any confirmation thereof. The Borrowers shall indemnify the Agents, the L/C Issuers, each Lender and the Related Parties of each of them from all losses, costs, expenses and liabilities resulting from the reliance by such Person on each notice purportedly given by or on behalf of the Borrowers unless such reliance results from the gross negligence or willful misconduct of such Person. All telephonic notices to and other telephonic communications with the Administrative Agent may be recorded by the Administrative Agent, and each of the parties hereto hereby consents to such recording.

16.7. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK. EACH BORROWER AND EACH GUARANTOR IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE NONEXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK SITTING IN THE BOROUGH OF MANHATTAN IN NEW YORK CITY AND OF THE UNITED STATES DISTRICT COURT SITTING IN SUCH BOROUGH, AND ANY APPELLATE COURT FROM ANY THEREOF, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT, AND EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH NEW YORK STATE COURT OR, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, IN SUCH FEDERAL COURT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS AGREEMENT OR IN ANY OTHER LOAN DOCUMENT SHALL AFFECT ANY RIGHT THAT ANY AGENT, ANY LENDER OR ANY L/C ISSUER MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AGAINST ANY BORROWER OR ANY GUARANTOR OR ITS PROPERTIES IN THE COURTS OF ANY JURISDICTION. EACH BORROWER AND EACH GUARANTOR IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT IN ANY COURT REFERRED TO ABOVE. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY

APPLICABLE LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT. EACH PARTY HERETO IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 16.6. NOTHING IN THIS AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

16.8. Headings. The captions in this Agreement are for convenience of reference only and shall not define or limit the provisions hereof.

16.9. Counterparts. This Agreement and any amendment hereof may be executed in several counterparts and by each party on a separate counterpart, each of which when executed and delivered shall be an original, and all of which together shall constitute one instrument. In proving this Agreement it shall not be necessary to produce or account for more than one such counterpart signed by the party against whom enforcement is sought. Delivery by facsimile by any of the parties hereto of an executed counterpart hereof or of any amendment or waiver hereto shall be as effective as an original executed counterpart hereof or of such amendment or waiver and shall be considered a representation that an original executed counterpart hereof or such amendment or waiver, as the case may be, will be delivered.

16.10. Entire Agreement, Etc. The Loan Documents and any other documents executed in connection herewith or therewith express the entire understanding of the parties with respect to the transactions contemplated hereby. Neither this Agreement nor any term hereof may be changed, waived, discharged or terminated, except as provided in §16.12.

16.11. Waiver of Jury Trial. THE BORROWERS AND THE GUARANTORS HEREBY WAIVE THEIR RIGHT TO A JURY TRIAL WITH RESPECT TO ANY ACTION OR CLAIM ARISING OUT OF ANY DISPUTE IN CONNECTION WITH THIS AGREEMENT, THE NOTES OR ANY OF THE OTHER LOAN DOCUMENTS, ANY RIGHTS OR OBLIGATIONS HEREUNDER OR THEREUNDER OR THE PERFORMANCE OF SUCH RIGHTS AND OBLIGATIONS OR ANY COURSE OF CONDUCT, COURSE OF DEALINGS, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY, INCLUDING ANY COURSE OF CONDUCT, COURSE OF DEALINGS, STATEMENTS OR ACTIONS OF THE ADMINISTRATIVE AGENT, THE CANADIAN AGENT OR ANY LENDER RELATING TO THE ADMINISTRATION OF THE LOANS OR ENFORCEMENT OF THE LOAN DOCUMENTS AND AGREES THAT IT WILL NOT SEEK TO CONSOLIDATE ANY SUCH ACTION WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. Except as prohibited by law, the Borrowers and the Guarantors hereby waive any right they may have to claim or recover in any litigation referred to in the preceding sentence any special, exemplary, punitive or consequential damages or any damages other than, or in addition to, actual damages. The Borrowers and the Guarantors (a) certify that no representative, agent or attorney of any Lender or any Agent has represented, expressly or otherwise, that such Lender or such Agent would not, in the event of litigation, seek to enforce the foregoing waivers and (b) acknowledges that the Agents and the Lenders have been induced to enter into this Agreement and the other Loan Documents to which it is a party by, among other things, the waivers and certifications contained herein.

16.12. Consents, Amendments, Waivers, Etc. Any consent or approval required or permitted by this Agreement to be given by the Lenders may be given, and any term of this Agreement, the other Loan Documents or any other instrument related hereto or mentioned herein may be amended, and the performance or observance by the Borrowers or any of their Subsidiaries of any terms of this Agreement, the other Loan Documents or such other instrument or the continuance of any Default or Event of Default may be waived (either generally or in a particular instance and either retroactively or prospectively) with, but only with, the written consent of the Borrowers and the consent of the Required Lenders. Notwithstanding the foregoing, no amendment, modification or waiver shall:

(a) without the written consent of the Borrowers’ Representative and each Lender directly affected thereby:

(i) reduce or forgive the principal amount of any Loans or L/C Obligations, or reduce the rate of interest on the Notes or the amount of the Unused Fee or Letter of Credit Fees (other than interest accruing pursuant to §5.7 following the effective date of any waiver by the Required Lenders of the Default or Event of Default relating thereto);

(ii) increase the amount of such Lender’s Commitment or extend the expiration date of such Lender’s Commitment;

(iii) postpone or extend any regularly scheduled dates for payments of interest on the Loans or any Fees or other amounts (other than principal or L/C Obligations) payable to such Lender (it being understood that a waiver of the application of the default rate of interest pursuant to §5.7 shall only require the consent of the Required Lenders);

(b) without the written consent of the Borrowers’ Representative and each Lender:

(i) postpone or extend the Maturity Date or any other regularly scheduled dates for payments of principal of the Loans or L/C Obligations (it being understood that any vote to rescind any acceleration made pursuant to §13.1 of amounts owing with respect to the Revolving Credit Loans and other Obligations owing to the Revolving Credit Lenders shall only require the consent of the Required Lenders or, if the acceleration was initiated by the Tranche B Lender, the Required Lenders and the Tranche B Lender);

(ii) other than pursuant to a transaction permitted by the terms of this Agreement or to facilitate a liquidation, release all or substantially all of the Collateral of any of the U.S. Borrower, the Canadian Borrower or any Guarantor;

(iii) amend the definitions of “Borrowing Base” or “Availability” or of any definition of any component thereof, such that more credit would be available to the Borrowers, based on the same assets, as would have been available to the Borrowers immediately prior to such amendment, it being understood, however, that: the foregoing shall not (i) limit the adjustment by the Administrative Agent of any Reserve in the Administrative Agent’s administration of the Revolving Credit Loans as otherwise permitted by this Agreement or (ii) prevent the Administrative Agent, in its administration of the Revolving Credit Loans, from restoring any component of Borrowing Base which had been lowered by the Administrative Agent back to the value of such component, as stated in this Agreement or to an intermediate value;

(iv) amend or waive §13.4, this §16.12 or the definitions of Required Lenders or Maturity Date;

(v) increase the amount of the Total Commitment;

(c) without the written consent of the Tranche B Lender, the Borrowers’ Representative and the Required Lenders:

(i) amend, modify or waive §§2.13.2(a), 2.13.2(b), 3, 8.9.1, 8.9.2, 8.9.3, 9.1, 9.2.1, 9.4, 9.5 (including, without limitation, to permit either Borrower to dispose of all or substantially all of its assets), 9.12, 10, 13.1, 14.9, 15.3 or 15.5;

(ii) amend the definitions of “Standstill Termination Date”, “Buyout Exercise Period”, “Buyout Exercise Notice”, “Buyout Acceptance Notice”, “Protective OverAdvance”, “Eligible Inventory Category”, or “Consolidated Fixed Charges”;

(iii) change the Tranche B Lender’s reporting or monitoring rights, or the conditions of assignment of the Tranche B Loan;

(iv) increase the Applicable Margin (other than an increase to the default rate in accordance with §5.7) by more than two percent (2%); provided that in any event any increase in such rate shall result in an equal increase in the rate of interest applicable to the Tranche B Loan and any increased or additional fees paid to the Revolving Credit Lenders (other than fees paid solely to the Administrative Agent) shall result in pro rata increased or additional fees paid to the Tranche B Lender;

(v) allow the Total Commitment to exceed $135,000,000;

(vi) accelerate the scheduled dates of principal or interest payments, or the maturity of the Revolving Credit Loans (other than following a Default), provided, however, that the foregoing shall not in any way limit the rights of the Administrative Agent, the Canadian Agent and the Revolving Credit Lenders to make adjustments to Reserves or otherwise modify the Borrowing Base as permitted by this Agreement; and

(d) without the written consent of the Administrative Agent, amend or waive §2.9.2., §15, the amount or time of payment of the Agent Fees or any Letter of Credit Fees payable for the Administrative Agent’s account or any other provision applicable to the Administrative Agent.

No waiver shall extend to or affect any obligation not expressly waived or impair any right consequent thereon. No course of dealing or delay or omission on the part of the Administrative Agent, the Canadian Agent or any Lender in exercising any right shall operate as a waiver thereof or otherwise be prejudicial thereto. No notice to or demand upon the Borrowers shall entitle the Borrowers to other or further notice or demand in similar or other circumstances. The Administrative Agent may deem a Lender to have granted its consent or approval of a course of action proposed by the Administrative Agent unless the Administrative Agent has received objection for such Lender seven (7) Business Days after notice has been given to such Lender of the Administrative Agent’s request for a consent or approval of a proposed course of action to be followed by the Administrative Agent, provided that the Administrative Agent may rely on such passage of time as consent only if such notice states that consent will be deemed effective if no objection is received within such time period. Notwithstanding anything contained in this Agreement to the contrary, the Administrative Agent shall have the authority to consent to the Borrowers selling, or entering into agreements to sell, assets of the Borrowers (a) without the consent of the Revolving Credit Lenders so long as (i) no OverLoan exists, or is projected to exist as a result of such sale or transfer or (ii) the Borrowers receive, or under the terms of the operative agreements are projected to receive, net proceeds from such sales or transfers (A) at least equal to the amount by which the Borrowing Base will be decreased as a result of such sale or transfer or (B) sufficient to pay in full all principal, interest, fees and other amounts due to the Revolving Credit Lenders and to cash collateralize the Maximum Drawing Amount or (b) without the consent of the Tranche B Lender so long as (i) no OverLoan exists, will exist, or is projected to exist as a result of such sale or transfer or (ii) the Tranche B Lender has received a Buyout Exercise Notice with respect to such sale or transfer and either (A) the Administrative Agent shall not have received a Buyout Acceptance Notice from the Tranche B Lender within ten (10) days following the Tranche B Lender’s receipt of such Buyout Exercise Notice or (B) the Tranche B Lender shall have delivered a Buyout

Acceptance Notice to the Administrative Agent, but the Tranche B Lender shall have failed to complete the assignment contemplated by §3.7 within three (3) Business Days following the Buyout Acceptance Notice.

If, in connection with any proposed amendment, modification or waiver (a “Proposed Change”) requiring the consent of all Lenders, the consent of the Required Lenders is obtained, but the consent of other Lenders whose consent is required is not obtained (any such Lender whose consent is not obtained being referred to as a “Non-Consenting Lender”), then, so long as the Administrative Agent is not a Non-Consenting Lender, at the Borrower Representatives’ request, the Applicable Agent or a Person reasonably acceptable to the Administrative Agent shall have the right with the Administrative Agent’s consent and in the Applicable Agent’s sole discretion (but shall have no obligation) to purchase from such Non-Consenting Lenders, and such Non-Consenting Lenders agree that they shall, upon the Applicable Agent’s request, sell and assign to the Applicable Agent or such Person, (a) all of the Commitments of such Non-Consenting Lenders if the Non-Consenting Lenders are Revolving Credit Lenders or (b) all amounts outstanding under the Tranche B Loan if the Non-Consenting Lender is the Tranche B Lender, for an amount equal to (x) the principal balance of all Credit Extensions outstanding to the Non-Consenting Lenders and all accrued interest and fees with respect thereto through the date of sale if the Non-Consenting Lenders are Revolving Credit Lenders and (y) the outstanding principal amount of the Tranche B Loan, together with all accrued interest and fees with respect thereto through the date of sale, and the Tranche B Lender Replacement Fee which shall be deemed fully due and payable by the U.S. Borrower to the Non-Consenting Lender that is the Tranche B Lender on the date of such sale and assignment (for the avoidance of doubt, if any sale and assignment occurs on August 18, 2006 or later, no Tranche B Lender Replacement Fee with respect to such sale and assignment shall be due and payable) if the Non-Consenting Lender is the Tranche B Lender, in either case, such purchase and sale to be consummated pursuant to an executed Assignment and Acceptance.

16.13. Power of Attorney.

16.13.1. Appointment and Powers of Administrative Agent and Canadian Agent. The Borrowers hereby irrevocably constitute and appoint the Administrative Agent and the Canadian Agent and any officer or agent thereof, with full power of substitution, as their true and lawful attorneys-in-fact with full irrevocable power and authority in the place and stead of the Borrowers or in the Administrative Agent’s or the Canadian Agent’s (as applicable) own name, for the purpose of carrying out the terms of this Agreement, to take any and all appropriate action and to execute any and all documents and instruments that may be necessary or useful to accomplish the purposes of this Agreement and, without limiting the generality of the foregoing, hereby gives said attorneys the power and right, on behalf of the Borrowers, without notice to or assent by the Borrowers, to do the following:

(a) if a Default has occurred and is continuing, generally to sell, transfer, pledge, make any agreement with respect to or otherwise dispose of or deal with any of the Collateral in such manner as is consistent with the Uniform Commercial Code or such similar legislation of any jurisdiction including, without limitation, the PPSA and the Civil Code of Québec, and as fully and completely as though the Applicable Agent were the absolute owner thereof for all purposes, and to do, at the relevant Borrower’s expense, at any time, or from time to time, all acts and things which the Applicable Agent deems necessary or useful to protect, preserve or realize upon the Collateral and the Applicable Agent’s security interest therein, in order to effect the intent of this Agreement, all no less fully and effectively as the relevant Borrower might do, including, without limitation, (i) the filing and prosecuting of registration and transfer applications with the appropriate federal, state or local agencies or authorities with respect to trademarks, copyrights and patentable inventions and processes, (ii) upon written notice to the Borrower’s Representative, the exercise of voting rights with respect to voting securities, which rights may be exercised, if the Applicable Agent so elects, with a view to causing the liquidation of assets of the issuer of any such securities and (iii) the execution, delivery and recording, in connection with any sale or other disposition of any Collateral, of the endorsements, assignments or other instruments of conveyance or transfer with respect to such Collateral; and

(b) to the extent that the relevant Borrower’s authorization given in §6.2 is not sufficient, to file such financing statements with respect hereto, with or without the relevant Borrower’s signature, or a photocopy of this Agreement in substitution for a financing statement, as the Applicable Agent may deem appropriate and to execute in the relevant Borrower’s name such financing statements and amendments thereto and continuation statements which may require such Borrower’s signature.

16.13.2. Ratification by Borrowers. To the extent permitted by law, the Borrowers hereby ratify all that said attorneys shall lawfully do or cause to be done by virtue hereof. This power of attorney is a power coupled with an interest and is irrevocable.

16.13.3. No Duty on Administrative Agent or the Canadian Agent. The powers conferred on the Administrative Agent and the Canadian Agent hereunder are solely to protect the interests of the Administrative Agent, the Canadian Agent and the Lenders in the Collateral and shall not impose any duty upon the Administrative Agent or the Canadian Agent to exercise any such powers. The Applicable Agent shall be accountable only for the amounts that it actually receives as a result of the exercise of such powers, and neither it nor any of its officers, directors, employees or agents shall be responsible to the Borrowers for any act or failure to act, except for the Applicable Agent’s own gross negligence or willful misconduct.

16.14. Suretyship Waivers by the Borrowers. To the maximum extent permitted by law, the Borrowers waive demand, notice, protest, notice of acceptance of this Agreement, notice of loans made, credit extended, Collateral received or delivered or other action taken in reliance hereon and all other demands and notices of any description. With respect to both the Obligations and the Collateral, the Borrowers assent to any extension or postponement of the time of payment or any other indulgence, to any substitution, exchange or release of or failure to perfect any security interest in any Collateral, to the addition or release of any party or person primarily or secondarily liable, to the acceptance of partial payment thereon and the settlement, compromising or adjusting of any thereof, all in such manner and at such time or times as the Administrative Agent may deem advisable. Neither the Administrative Agent nor the Canadian Agent shall have any duty as to the collection or protection of the Collateral or any income therefrom, the preservation of rights against prior parties, or the preservation of any rights pertaining thereto beyond the safe custody thereof as set forth in §14.12. The Borrowers further waive any and all other suretyship defenses.

16.15. Marshalling. None of the Administrative Agent, the Canadian Agent or any Lender shall be required to marshal any present or future collateral security (including but not limited to the Collateral) for, or other assurances of payment of, the Obligations or any of them or to resort to such collateral security or other assurances of payment in any particular order, and all of the rights and remedies of the Administrative Agent, the Canadian Agent or any Lender hereunder and of the Administrative Agent, the Canadian Agent or any Lender in respect of such collateral security and other assurances of payment shall be cumulative and in addition to all other rights and remedies, however existing or arising. To the extent that it lawfully may, the Borrowers hereby agree that they will not invoke any law relating to the marshalling of collateral which might cause delay in or impede the enforcement of the Administrative Agent’s or the Canadian Agent’s rights and remedies under this Agreement or under any other instrument creating or evidencing any of the Obligations or under which any of the Obligations is outstanding or by which any of the Obligations is secured or payment thereof is otherwise assured, and, to the extent that it lawfully may, the Borrowers hereby irrevocably waive the benefits of all such laws.

16.16. Judgment Currency.

(a) If, for the purpose of obtaining or enforcing judgment against the Canadian Borrower in any court in any jurisdiction, it becomes necessary to convert into any other currency (such other currency being hereinafter in this §16.16 referred to as the “Judgment Currency”) an amount due in CD$ or Dollars under this Agreement, the conversion will be made at the rate of exchange prevailing on the Business Day immediately preceding:

(i) the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Ontario or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(ii) the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this §16.16 being hereinafter in this §16.16 referred to as the “Judgment Conversion Date”).

(b) If, in the case of any proceeding in the court of any jurisdiction referred to in §16.16(a)(ii), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Canadian Borrower will pay such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of CD$ or Dollars, as the case may be, which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.

(c) Any amount due from the Canadian Borrower under the provisions of §16.16 will be due as a separate debt and will not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement.

(d) The term “rate of exchange” in this §16.16 means:

(i) for a conversion of CD$ to the Judgment Currency, the reciprocal of the official noon rate of exchange published by the Bank of Canada for the date in question for the conversion of the Judgment Currency to CD$;

(ii) for a conversion of Dollars to the Judgment Currency when the Judgment Currency is CD$, the official noon rate of exchange published by the Bank of Canada for the date in question for the conversion of Dollars to CD$;

(iii) for a conversion of Dollars to the Judgment Currency when the Judgment Currency is not CD$, the effective rate obtained when a given amount of Dollars is converted to CD$ at the rate determined pursuant to §16.16 and the result thereof is then converted to the Judgment Currency pursuant to §16.16; or

(iv) if a required rate is not so published by the Bank of Canada for any such date, the spot rate quoted by the Canadian Agent at Toronto, Canada at approximately noon (Toronto time) on that date in accordance with its normal practice for the applicable currency conversion in the wholesale market.

16.17. Replacement of Revolving Credit Lenders. If any Revolving Credit Lender requests compensation under §§5.3.2 or 5.5, or if any Borrower is required to pay any additional amount to any Revolving Credit Lender or any Governmental Authority

for the account of any Revolving Credit Lender pursuant to §5.3.2, or if any Revolving Credit Lender is a Delinquent Lender, or if any Revolving Credit Lender becomes unable to make or maintain Eurodollar Rate Loans or BA Equivalent Loans as described in §5.10, then the Borrowers may, at their sole expense and effort, upon notice to such Revolving Credit Lender and the Administrative Agent, require such Revolving Credit Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, §15.2, all of its interests, rights and obligations under this Agreement and the related Loan Documents to an assignee that shall assume such obligations (which assignee may be another Revolving Credit Lender, if a Revolving Credit Lender accepts such assignment), provided that:

(a) the Borrowers shall have paid to the Administrative Agent any assignment fees specified in §15;

(b) such Revolving Credit Lender shall have received payment of an amount equal to the outstanding principal of its Loans and L/C Credit Extensions, accrued interest thereon, accrued fees (excluding any prepayment fees) and all other amounts payable to it hereunder and under the other Loan Documents (including any amounts under §5.11) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrowers (in the case of all other amounts);

(c) in the case of any such assignment resulting from a claim for compensation under §5.5 or payments required to be made pursuant to §5.3.2, such assignment will result in an elimination in such compensation or payments thereafter; and

(d) such assignment does not conflict with applicable laws.

A Revolving Credit Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Revolving Credit Lender or otherwise, the circumstances entitling a Borrower to require such assignment and delegation cease to apply.

16.18. Severability. The provisions of this Agreement are severable and if any one clause or provision hereof shall be held invalid or unenforceable in whole or in part in any jurisdiction, then such invalidity or unenforceability shall affect only such clause or provision, or part thereof, in such jurisdiction, and shall not in any manner affect such clause or provision in any other jurisdiction, or any other clause or provision of this Agreement in any jurisdiction.

16.19. Existing Mayor’s Credit Agreement. Each of the U.S. Borrower and each Guarantor party to the Existing Mayor’s Credit Agreement acknowledges and agrees that the UCC financing statements previously filed in connection with the Existing Mayor’s Credit Agreement and the other Security Documents (under and as defined in the Existing Mayor’s Credit Agreement) shall remain in full force and effect and, as of the Closing Date, shall apply with respect to the Collateral and the Obligations hereunder.

16.20. USA PATRIOT Act Notice. Each Lender that is subject to the Act (as hereinafter defined) and the Administrative Agent (for itself and not on behalf of any U.S. Lender) hereby notifies the Borrowers that pursuant to the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Act”), it is required to obtain, verify and record information that identifies the Borrowers, which information includes the name and address of the Borrowers and other information that will allow such Lender or the Administrative Agent, as applicable, to identify the Borrowers in accordance with the Act.

16.21. Language. The parties have requested that this Agreement and the other documents contemplated hereby or relating hereto be drawn up in the English language. Les parties ont requis que cette convention ainsi que tous les documents qui y sont envisagés ou qui s’y rapportent soient rédigés en langue anglaise.

[Remainder of Page Intentionally Left Blank; Signature Pages to Follow]

IN WITNESS WHEREOF, the undersigned have duly executed this Agreement as a sealed instrument as of the date first set forth above.

“U.S. BORROWER”

MAYOR’S JEWELERS, INC.

By:	/s/ Thomas A. Andruskevich
Name:	Thomas A. Andruskevich
Title:	President

By:	/s/ Marco Pasteris
Name:	Marco Pasteris
Title:	Group Vice-President, Finance

“CANADIAN BORROWER”

BIRKS & MAYORS INC.

By:	/s/ Thomas A. Andruskevich
Name:	Thomas A. Andruskevich
Title:	President and Chief Executive Officer

By:	/s/ Marco Pasteris
Name:	Marco Pasteris
Title:	Group Vice-President, Finance

Signature page to the Revolving Credit, Tranche B Loan and Security Agreement

“GUARANTORS”

HENRY BIRKS & SONS U.S., INC.

By:	/s/ Thomas A. Andruskevich
Name:	Thomas A. Andruskevich
Title:	President

MAYOR’S JEWELERS OF FLORIDA, INC.
JBM RETAIL COMPANY, INC.
JBM VENTURE CO., INC.
MAYOR’S JEWELERS INTELLECTUAL PROPERTY HOLDING COMPANY
JAN BELL MARKETING-PUERTO RICO, INC.

By:	/s/ Thomas A. Andruskevich
Name:	Thomas A. Andruskevich
Title:	President

By:	/s/ Marco Pasteris
Name:	Marco Pasteris
Title:	Group Vice-President, Finance

Signature page to the Revolving Credit, Tranche B Loan and Security Agreement

“ADMINISTRATIVE AGENT”

BANK OF AMERICA, N.A.

By:	/s/ Keith F. Vercauteren
Name:	Keith F. Vercauteren
Title:	Director

Signature page to the Revolving Credit, Tranche B Loan and Security Agreement

“CANADIAN AGENT”

BANK OF AMERICA, N.A. (acting through its Canada branch)

By:	/s/ Medina Sales de Andrade
Name:	Medina Sales de Andrade
Title:	Assistant Vice President

Signature page to the Revolving Credit, Tranche B Loan and Security Agreement

“SYNDICATION AGENT”

GMAC COMMERCIAL FINANCE LLC

By:	/s/ Francis D. Garvin
Name:	Francis D. Garvin
Title:	Vice President

Signature page to the Revolving Credit, Tranche B Loan and Security Agreement

“REVOLVING CREDIT LENDERS”

BANK OF AMERICA, N.A.

By:	/s/ Keith F. Vercauteren
Name:	Keith F. Vercauteren
Title:	Director

Signature page to the Revolving Credit, Tranche B Loan and Security Agreement

GMAC BUSINESS CREDIT LLC

By:	/s/ Francis D. Garvin
Name:	Francis D. Garvin
Title:	Vice President

Signature page to the Revolving Credit, Tranche B Loan and Security Agreement

LASALLE RETAIL FINANCE, a division of LASALLE BUSINESS CREDIT, LLC, as AGENT for LASALLE BANK MIDWEST NATIONAL ASSOCIATION

By:	/s/ Craig G. NutBrown
Name:	Craig G. NutBrown
Title:	Vice President

Signature page to the Revolving Credit, Tranche B Loan and Security Agreement

BANK OF AMERICA, N.A. (acting through its Canada branch)

By:	/s/ Medina Sales de Andrade
Name:	Medina Sales de Andrade
Title:	Assistant Vice President

Signature page to the Revolving Credit, Tranche B Loan and Security Agreement

GMAC COMMERCIAL FINANCE CORPORATION - CANADA

By:	/s/ Francis D. Garvin
Name:	Francis D. Garvin
Title:	Vice President

Signature page to the Revolving Credit, Tranche B Loan and Security Agreement

LASALLE BUSINESS CREDIT, a division of ABN AMRO BANK N.V., CANADA BRANCH

By:	/s/ James Bruce
Name:	James Bruce
Title:	Vice President

By:	/s/ Darcy Mack
Name:	Darcy Mack
Title:	First Vice President

Signature page to the Revolving Credit, Tranche B Loan and Security Agreement

“TRANCHE B LENDER”

BACK BAY CAPITAL FUNDING LLC

By:	/s/ Kristan O’Connor
Name:	Kristan O’Connor
Title:	Managing Director

Signature page to the Revolving Credit, Tranche B Loan and Security Agreement

Exhibit 10.2

TRANCHE B NOTE

Boston, Massachusetts	January 19, 2006

FOR VALUE RECEIVED, the undersigned (the “Borrower”), jointly and severally promise to pay to the order of Back Bay Capital Funding LLC, a Delaware Limited Liability Company with offices at 40 Broad Street, Boston, Massachusetts 02109 (with any subsequent holder, the “Tranche B Lender”) the principal sum of ELEVEN MILLION SIX HUNDRED SIXTY-EIGHT THOUSAND FOUR HUNDRED NINETY-ONE AND 25/100 DOLLARS ($11,668,491.25), or such greater or lesser amounts as may be due and payable as provided in that certain Revolving Credit, Tranche B Loan and Security Agreement of even date herewith (as such may be amended hereafter, the “Loan Agreement”), between Bank of America, N.A., a national association, with offices at 40 Broad Street Boston, Massachusetts 02109, as Administrative Agent (with any successor in such capacity, so referred to herein) for the benefit of the Lenders named therein and Back Bay Capital Funding LLC, as Tranche B Lender, and the Lenders, on the one hand, and Borrower, on the other, and the other parties thereto, with interest, at the rate and payable in the manner stated therein.

This is the “Tranche B Note” to which reference is made in the Loan Agreement and is subject to all terms and provisions thereof. Terms used herein which are defined in the Loan Agreement are used as so defined. The principal of this Tranche B Note shall bear interest at the rate and such interest and the principal of this Tranche B Note shall be payable in the manner provided in the Loan Agreement. This Tranche B Note shall likewise be subject to acceleration as provided therein.

The Tranche B Lender’s books and records concerning the advance of the Tranche B Loan, the accrual of interest thereon, and the repayment of such Tranche B Loan, shall be prima facie evidence of the indebtedness hereunder.

No delay or omission by the Administrative Agent or the Tranche B Lender in exercising or enforcing any of the Administrative Agent’s or the Tranche B Lender’s powers, rights, privileges, remedies, or discretions hereunder shall operate as a waiver thereof on that occasion nor on any other occasion. No waiver of any default hereunder shall operate as a waiver of any other default hereunder, nor as a continuing waiver.

1

The Borrower, and each endorser and guarantor of this Tranche B Note, respectively, waives presentment, demand, notice, and protest, and also waives any delay on the part of the holder hereof. Each assents to any extension or other indulgence (including, without limitation, the release or substitution of collateral) permitted by the Administrative Agent with respect to this Tranche B Note and/or any collateral given to secure this Tranche B Note or any extension or other indulgence with respect to any other liability or any collateral given to secure any other liability of the Borrower or any other person obligated on account of this Tranche B Note.

This Tranche B Note shall be binding upon Borrower, and each endorser and guarantor hereof, and upon their respective heirs, successors, assigns, and representatives, and shall inure to the benefit of the Tranche B Lender and its successors, endorsees, and assigns.

The liabilities of Borrower, and of any endorser or guarantor of this Tranche B Note, are joint and several; provided, however, the release by the Administrative Agent or the Tranche B Lender of any one or more such person, endorser or guarantor shall not release any other person obligated on account of this Tranche B Note. Each reference in this Tranche B Note to Borrower, any endorser, and any guarantor, is to such person individually and also to all such persons jointly. No person obligated on account of this Tranche B Note may seek contribution from any other person also obligated unless and until all liabilities, obligations and indebtedness to the Tranche B Lender of the person from whom contribution is sought have been satisfied in full.

This Tranche B Note is delivered at the offices of the Administrative Agent in Boston, Massachusetts, shall be governed by the laws of the State of New York (without regard to the conflict of laws principles thereof).

Borrower makes the following waiver knowingly, voluntarily, and intentionally, and understands that the Administrative Agent and the Tranche B Lender, in the establishment and maintenance of their respective relationship with the Borrower contemplated by this Tranche B Note, are relying thereon. BORROWER, TO THE EXTENT ENTITLED THERETO, WAIVES ANY PRESENT OR FUTURE RIGHT OF BORROWER, OR OF ANY GUARANTOR OR ENDORSER OF BORROWER OR OF ANY OTHER PERSON LIABLE TO THE TRANCHE B LENDER ON ACCOUNT OF OR IN RESPECT TO THE LIABILITIES, TO A TRIAL BY JURY IN ANY CASE OR CONTROVERSY IN WHICH THE ADMINISTRATIVE AGENT AND/OR THE TRANCHE B LENDER IS OR BECOMES A PARTY (WHETHER SUCH CASE OR CONTROVERSY IS INITIATED BY OR AGAINST THE ADMINISTRATIVE AGENT AND/OR THE TRANCHE B LENDER OR IN WHICH THE ADMINISTRATIVE AGENT AND/OR THE TRANCHE B LENDER IS JOINED AS A PARTY LITIGANT), WHICH CASE OR CONTROVERSY

2

ARISES OUT OF, OR IS IN RESPECT TO, ANY RELATIONSHIP AMONGST OR BETWEEN BORROWER, ANY SUCH PERSON, AND THE ADMINISTRATIVE AGENT AND/OR THE TRANCHE B LENDER.

[Signatures on Next Page]

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The Borrower:

MAYOR’S JEWELERS, INC., a Delaware corporation

By	/s/ Thomas A. Andruskevich
Print Name:	Thomas A. Andruskevich
Title:	President

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Exhibit 10.3

U.S. REVOLVING CREDIT NOTE

$50,000,000.00	January 19, 2006

FOR VALUE RECEIVED, the undersigned MAYOR’S JEWELERS, INC., a Delaware corporation (the “U.S. Borrower”), hereby promises to pay to the order of BANK OF AMERICA, N.A., a national banking association (the “U.S. Lender”), at the U.S. Lender’s office at 40 Broad Street, Boston, MA 02109:

(a) prior to or on January 19, 2009 (the “Maturity Date”) the principal amount of FIFTY MILLION DOLLARS ($50,000,000.00) or, if less, the aggregate unpaid principal amount of Revolving Credit Loans (if any) advanced by the U.S. Lender to the U.S. Borrower pursuant to the Revolving Credit, Tranche B Loan and Security Agreement, dated of even date herewith (as amended and in effect from time to time, the “Credit Agreement”), among the Borrowers, the U.S. Lender and other parties thereto;

(b) the principal outstanding hereunder from time to time at the times provided in the Credit Agreement; and

(c) interest on the principal balance hereof from time to time outstanding from the Closing Date under the Credit Agreement through and including the Maturity Date hereof at the times and at the rate provided in the Credit Agreement.

This Revolving Credit Note (this “Note”) evidences borrowings under and has been issued by the U.S. Borrower in accordance with the terms of the Credit Agreement. The U.S. Lender and any holder hereof is entitled to the benefits of and subject to the obligations contained in the Credit Agreement, the Security Documents and the other Loan Documents, and may enforce the agreements of the U.S. Borrower contained therein, and any holder hereof may exercise the respective remedies provided for thereby or otherwise available in respect thereof, all in accordance with the respective terms thereof. All capitalized terms used in this Note and not otherwise defined herein shall have the same meanings herein as in the Credit Agreement.

The U.S. Borrower irrevocably authorizes the U.S. Lender to make or cause to be made, at or about the time of the Drawdown Date of any Revolving Credit Loan or at the time of receipt of any payment of principal of this Note, an appropriate notation on the grid attached to this Note, or the continuation of such grid, or any other similar record, including computer records, reflecting the making of such Revolving Credit Loan or (as the case may be) the receipt of such payment. The outstanding amount of the Revolving Credit Loans set forth on the grid attached to this Note, or the continuation of such grid, or any other similar record, including computer records, maintained by the U.S. Lender with respect to any Revolving Credit Loans shall be prima facie evidence (absent manifest error) of the principal amount thereof owing and unpaid to the U.S. Lender, but the failure to record, or any error in so recording, any such amount on any such grid, continuation or other record shall not limit or otherwise affect the obligation of the U.S. Borrower hereunder or under the Credit Agreement to make payments of principal of and interest on this Note when due.

The U.S. Borrower has the right in certain circumstances and the obligation under certain other circumstances to prepay the whole or part of the principal of this Note on the terms and conditions specified in the Credit Agreement.

If any one or more of the Events of Default shall occur, the entire unpaid principal amount of this Note and all of the unpaid interest accrued thereon may become or be declared due and payable in the manner and with the effect provided in the Credit Agreement.

No delay or omission on the part of the U.S. Lender or any holder hereof in exercising any right hereunder shall operate as a waiver of such right or of any other rights of the U.S. Lender or such holder, nor shall any delay, omission or waiver on any one occasion be deemed a bar or waiver of the same or any other right on any further occasion.

The U.S. Borrower and every endorser and guarantor of this Note or the obligation represented hereby waives presentment, demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note, and assents to any extension or postponement of the time of payment or any other indulgence, to any substitution, exchange or release of collateral and to the addition or release of any other party or person primarily or secondarily liable.

THIS NOTE AND THE OBLIGATIONS OF THE U.S. BORROWER HEREUNDER SHALL FOR ALL PURPOSES BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (EXCLUDING THE LAWS APPLICABLE TO CONFLICTS OR CHOICE OF LAW (OTHER THAN THE NEW YORK GENERAL OBLIGATIONS LAW §5-1401)). THE U.S. BORROWER AGREES THAT ANY SUIT FOR THE ENFORCEMENT OF THIS NOTE MAY BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR ANY FEDERAL COURT SITTING THEREIN AND THE CONSENT TO THE NONEXCLUSIVE JURISDICTION OF SUCH COURT AND THE SERVICE OF PROCESS IN ANY SUCH SUIT BEING MADE UPON THE U.S. BORROWER BY MAIL AT THE ADDRESS SPECIFIED IN §16.6 OF THE CREDIT AGREEMENT. THE U.S. BORROWER HEREBY WAIVES ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE VENUE OF ANY SUCH SUIT OR ANY SUCH COURT OR THAT SUCH SUIT IS BROUGHT IN AN INCONVENIENT COURT.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the undersigned has caused this Note to be signed in its corporate name by its duly authorized officers as of the day and year first above written.

MAYOR’S JEWELERS, INC.

By:	/s/ Thomas A. Andruskevich
Name:	Thomas A. Andruskevich
Title:	President

By:	/s/ Marco Pasteris
Name:	Marco Pasteris
Title:	Group Vice-President, Finance

(Signature Page to Bank of America U.S. Note)

Date	Amount of Loan	Amount of Principal Paid or Prepaid	Balance of Principal Unpaid	Notation Made By:

Exhibit 10.4

U.S. REVOLVING CREDIT NOTE

$50,000,000.00	January 19, 2006

FOR VALUE RECEIVED, the undersigned MAYOR’S JEWELERS, INC., a Delaware corporation (the “U.S. Borrower”), hereby promises to pay to the order of GMAC BUSINESS CREDIT, LLC, a Delaware limited liability company (the “U.S. Lender”), at the U.S. Lender’s office at 1 Batterymarch Park, Quincy, MA 02169:

(a) prior to or on January 19, 2009 (the “Maturity Date”) the principal amount of FIFTY MILLION DOLLARS ($50,000,000.00) or, if less, the aggregate unpaid principal amount of Revolving Credit Loans (if any) advanced by the U.S. Lender to the U.S. Borrower pursuant to the Revolving Credit, Tranche B Loan and Security Agreement, dated of even date herewith (as amended and in effect from time to time, the “Credit Agreement”), among the Borrowers, the U.S. Lender and other parties thereto;

(b) the principal outstanding hereunder from time to time at the times provided in the Credit Agreement; and

(c) interest on the principal balance hereof from time to time outstanding from the Closing Date under the Credit Agreement through and including the Maturity Date hereof at the times and at the rate provided in the Credit Agreement.

This Revolving Credit Note (this “Note”) evidences borrowings under and has been issued by the U.S. Borrower in accordance with the terms of the Credit Agreement. The U.S. Lender and any holder hereof is entitled to the benefits of and subject to the obligations contained in the Credit Agreement, the Security Documents and the other Loan Documents, and may enforce the agreements of the U.S. Borrower contained therein, and any holder hereof may exercise the respective remedies provided for thereby or otherwise available in respect thereof, all in accordance with the respective terms thereof. All capitalized terms used in this Note and not otherwise defined herein shall have the same meanings herein as in the Credit Agreement.

The U.S. Borrower irrevocably authorizes the U.S. Lender to make or cause to be made, at or about the time of the Drawdown Date of any Revolving Credit Loan or at the time of receipt of any payment of principal of this Note, an appropriate notation on the grid attached to this Note, or the continuation of such grid, or any other similar record, including computer records, reflecting the making of such Revolving Credit Loan or (as the case may be) the receipt of such payment. The outstanding amount of the Revolving Credit Loans set forth on the grid attached to this Note, or the continuation of such grid, or any other similar record, including computer records, maintained by the U.S. Lender with respect to any Revolving Credit Loans shall be prima facie evidence (absent manifest error) of the principal amount thereof owing and unpaid to the U.S. Lender, but the failure to record, or any error in so recording, any such amount on any such grid, continuation or other record shall not limit or otherwise affect the obligation of the U.S. Borrower hereunder or under the Credit Agreement to make payments of principal of and interest on this Note when due.

The U.S. Borrower has the right in certain circumstances and the obligation under certain other circumstances to prepay the whole or part of the principal of this Note on the terms and conditions specified in the Credit Agreement.

If any one or more of the Events of Default shall occur, the entire unpaid principal amount of this Note and all of the unpaid interest accrued thereon may become or be declared due and payable in the manner and with the effect provided in the Credit Agreement.

No delay or omission on the part of the U.S. Lender or any holder hereof in exercising any right hereunder shall operate as a waiver of such right or of any other rights of the U.S. Lender or such holder, nor shall any delay, omission or waiver on any one occasion be deemed a bar or waiver of the same or any other right on any further occasion.

The U.S. Borrower and every endorser and guarantor of this Note or the obligation represented hereby waives presentment, demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note, and assents to any extension or postponement of the time of payment or any other indulgence, to any substitution, exchange or release of collateral and to the addition or release of any other party or person primarily or secondarily liable.

THIS NOTE AND THE OBLIGATIONS OF THE U.S. BORROWER HEREUNDER SHALL FOR ALL PURPOSES BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (EXCLUDING THE LAWS APPLICABLE TO CONFLICTS OR CHOICE OF LAW (OTHER THAN THE NEW YORK GENERAL OBLIGATIONS LAW §5-1401)). THE U.S. BORROWER AGREES THAT ANY SUIT FOR THE ENFORCEMENT OF THIS NOTE MAY BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR ANY FEDERAL COURT SITTING THEREIN AND THE CONSENT TO THE NONEXCLUSIVE JURISDICTION OF SUCH COURT AND THE SERVICE OF PROCESS IN ANY SUCH SUIT BEING MADE UPON THE U.S. BORROWER BY MAIL AT THE ADDRESS SPECIFIED IN §16.6 OF THE CREDIT AGREEMENT. THE U.S. BORROWER HEREBY WAIVES ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE VENUE OF ANY SUCH SUIT OR ANY SUCH COURT OR THAT SUCH SUIT IS BROUGHT IN AN INCONVENIENT COURT.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the undersigned has caused this Note to be signed in its corporate name by its duly authorized officers as of the day and year first above written.

MAYOR’S JEWELERS, INC.

By:	/s/ Thomas A. Andruskevich
Name:	Thomas A. Andruskevich
Title:	President

By:	/s/ Marco Pasteris
Name:	Marco Pasteris
Title:	Group Vice-President, Finance

(Signature Page to GMAC U.S. Note)

Date	Amount of Loan	Amount of Principal Paid or Prepaid	Balance of Principal Unpaid	Notation Made By:

Exhibit 10.5

U.S. REVOLVING CREDIT NOTE

$35,000,000.00	January 19, 2006

FOR VALUE RECEIVED, the undersigned MAYOR’S JEWELERS, INC., a Delaware corporation (the “U.S. Borrower”), hereby promises to pay to the order of LASALLE RETAIL FINANCE, A DIVISION OF LASALLE BUSINESS CREDIT, LLC, AS AGENT FOR LASALLE BANK MIDWEST NATIONAL ASSOCIATION (the “U.S. Lender”), at the U.S. Lender’s office at 25 Braintree Hill Office Park, Suite 205, Braintree, MA 02184:

(a) prior to or on January 19, 2009 (the “Maturity Date”) the principal amount of THIRTY-FIVE MILLION DOLLARS ($35,000,000.00) or, if less, the aggregate unpaid principal amount of Revolving Credit Loans (if any) advanced by the U.S. Lender to the U.S. Borrower pursuant to the Revolving Credit, Tranche B Loan and Security Agreement, dated of even date herewith (as amended and in effect from time to time, the “Credit Agreement”), among the Borrowers, the U.S. Lender and other parties thereto;

(b) the principal outstanding hereunder from time to time at the times provided in the Credit Agreement; and

(c) interest on the principal balance hereof from time to time outstanding from the Closing Date under the Credit Agreement through and including the Maturity Date hereof at the times and at the rate provided in the Credit Agreement.

This Revolving Credit Note (this “Note”) evidences borrowings under and has been issued by the U.S. Borrower in accordance with the terms of the Credit Agreement. The U.S. Lender and any holder hereof is entitled to the benefits of and subject to the obligations contained in the Credit Agreement, the Security Documents and the other Loan Documents, and may enforce the agreements of the U.S. Borrower contained therein, and any holder hereof may exercise the respective remedies provided for thereby or otherwise available in respect thereof, all in accordance with the respective terms thereof. All capitalized terms used in this Note and not otherwise defined herein shall have the same meanings herein as in the Credit Agreement.

The U.S. Borrower irrevocably authorizes the U.S. Lender to make or cause to be made, at or about the time of the Drawdown Date of any Revolving Credit Loan or at the time of receipt of any payment of principal of this Note, an appropriate notation on the grid attached to this Note, or the continuation of such grid, or any other similar record, including computer records, reflecting the making of such Revolving Credit Loan or (as the case may be) the receipt of such payment. The outstanding amount of the Revolving Credit Loans set forth on the grid attached to this Note, or the continuation of such grid, or any other similar record, including computer records, maintained by the U.S. Lender with respect to any Revolving Credit Loans shall be prima facie evidence (absent manifest error) of the principal amount thereof owing and unpaid to the U.S. Lender, but the failure to record, or any error in so recording, any such amount on any such grid, continuation or other record shall not limit or otherwise affect the obligation of the U.S. Borrower hereunder or under the Credit Agreement to make payments of principal of and interest on this Note when due.

The U.S. Borrower has the right in certain circumstances and the obligation under certain other circumstances to prepay the whole or part of the principal of this Note on the terms and conditions specified in the Credit Agreement.

If any one or more of the Events of Default shall occur, the entire unpaid principal amount of this Note and all of the unpaid interest accrued thereon may become or be declared due and payable in the manner and with the effect provided in the Credit Agreement.

No delay or omission on the part of the U.S. Lender or any holder hereof in exercising any right hereunder shall operate as a waiver of such right or of any other rights of the U.S. Lender or such holder, nor shall any delay, omission or waiver on any one occasion be deemed a bar or waiver of the same or any other right on any further occasion.

The U.S. Borrower and every endorser and guarantor of this Note or the obligation represented hereby waives presentment, demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note, and assents to any extension or postponement of the time of payment or any other indulgence, to any substitution, exchange or release of collateral and to the addition or release of any other party or person primarily or secondarily liable.

THIS NOTE AND THE OBLIGATIONS OF THE U.S. BORROWER HEREUNDER SHALL FOR ALL PURPOSES BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (EXCLUDING THE LAWS APPLICABLE TO CONFLICTS OR CHOICE OF LAW (OTHER THAN THE NEW YORK GENERAL OBLIGATIONS LAW §5-1401)). THE U.S. BORROWER AGREES THAT ANY SUIT FOR THE ENFORCEMENT OF THIS NOTE MAY BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR ANY FEDERAL COURT SITTING THEREIN AND THE CONSENT TO THE NONEXCLUSIVE JURISDICTION OF SUCH COURT AND THE SERVICE OF PROCESS IN ANY SUCH SUIT BEING MADE UPON THE U.S. BORROWER BY MAIL AT THE ADDRESS SPECIFIED IN §16.6 OF THE CREDIT AGREEMENT. THE U.S. BORROWER HEREBY WAIVES ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE VENUE OF ANY SUCH SUIT OR ANY SUCH COURT OR THAT SUCH SUIT IS BROUGHT IN AN INCONVENIENT COURT.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the undersigned has caused this Note to be signed in its corporate name by its duly authorized officers as of the day and year first above written.

MAYOR’S JEWELERS, INC.

By:	/s/ Thomas A. Andruskevich
Name:	Thomas A. Andruskevich
Title:	President

By:	/s/ Marco Pasteris
Name:	Marco Pasteris
Title:	Group Vice-President, Finance

(Signature Page to LaSalle U.S. Note)

Date	Amount of Loan	Amount of Principal Paid or Prepaid	Balance of Principal Unpaid	Notation Made By:

Exhibit 10.6

CANADIAN REVOLVING CREDIT NOTE

CD$29,629,629.63	January 19, 2006

FOR VALUE RECEIVED, the undersigned BIRKS & MAYORS INC., a Canadian corporation (the “Canadian Borrower”), hereby promises to pay to the order of BANK OF AMERICA, N.A. (ACTING THROUGH ITS CANADA BRANCH) (the “Canadian Lender”), at the Canadian Lender’s office at 200 Front Street West, Suite 2700, Toronto, Ontario M5V 3L2 Canada:

(a) prior to or on January 19, 2009 (the “Maturity Date”) the principal amount of TWENTY-NINE MILLION SIX HUNDRED TWENTY-NINE THOUSAND SIX HUNDRED TWENTY-NINE CANADIAN DOLLARS AND SIXTY-THREE CENTS (CD$29,629,629.63) or, if less, the aggregate unpaid principal amount of Revolving Credit Loans (if any) advanced by the Canadian Lender to the Canadian Borrower pursuant to the Revolving Credit, Tranche B Loan and Security Agreement, dated of even date herewith (as amended and in effect from time to time, the “Credit Agreement”), among the Borrowers, the Canadian Lender and other parties thereto;

(b) the principal outstanding hereunder from time to time at the times provided in the Credit Agreement; and

(c) interest on the principal balance hereof from time to time outstanding from the Closing Date under the Credit Agreement through and including the Maturity Date hereof at the times and at the rate provided in the Credit Agreement.

This Revolving Credit Note (this “Note”) evidences borrowings under and has been issued by the Canadian Borrower in accordance with the terms of the Credit Agreement. The Canadian Lender and any holder hereof is entitled to the benefits of and subject to the obligations contained in the Credit Agreement, the Security Documents and the other Loan Documents, and may enforce the agreements of the Canadian Borrower contained therein, and any holder hereof may exercise the respective remedies provided for thereby or otherwise available in respect thereof, all in accordance with the respective terms thereof. All capitalized terms used in this Note and not otherwise defined herein shall have the same meanings herein as in the Credit Agreement.

The Canadian Borrower irrevocably authorizes the Canadian Lender to make or cause to be made, at or about the time of the Drawdown Date of any Revolving Credit Loan or at the time of receipt of any payment of principal of this Note, an appropriate notation on the grid attached to this Note, or the continuation of such grid, or any other similar record, including computer records, reflecting the making of such Revolving Credit Loan or (as the case may be) the receipt of such payment. The outstanding amount of the Revolving Credit Loans set forth on the grid attached to this Note, or the continuation of such grid, or any other similar record, including computer records, maintained by the Canadian Lender with respect to any Revolving Credit Loans shall be prima facie evidence (absent manifest error) of the principal amount thereof owing and unpaid to the Canadian Lender, but the failure to record, or any error in so recording, any such amount on any such grid, continuation or other record shall not limit or otherwise affect the obligation of the Canadian Borrower hereunder or under the Credit Agreement to make payments of principal of and interest on this Note when due.

The Canadian Borrower has the right in certain circumstances and the obligation under certain other circumstances to prepay the whole or part of the principal of this Note on the terms and conditions specified in the Credit Agreement.

If any one or more of the Events of Default shall occur, the entire unpaid principal amount of this Note and all of the unpaid interest accrued thereon may become or be declared due and payable in the manner and with the effect provided in the Credit Agreement.

No delay or omission on the part of the Canadian Lender or any holder hereof in exercising any right hereunder shall operate as a waiver of such right or of any other rights of the Canadian Lender or such holder, nor shall any delay, omission or waiver on any one occasion be deemed a bar or waiver of the same or any other right on any further occasion.

The Canadian Borrower and every endorser and guarantor of this Note or the obligation represented hereby waives presentment, demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note, and assents to any extension or postponement of the time of payment or any other indulgence, to any substitution, exchange or release of collateral and to the addition or release of any other party or person primarily or secondarily liable.

THIS NOTE AND THE OBLIGATIONS OF THE CANADIAN BORROWER HEREUNDER SHALL FOR ALL PURPOSES BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (EXCLUDING THE LAWS APPLICABLE TO CONFLICTS OR CHOICE OF LAW (OTHER THAN THE NEW YORK GENERAL OBLIGATIONS LAW §5-1401)). THE CANADIAN BORROWER AGREES THAT ANY SUIT FOR THE ENFORCEMENT OF THIS NOTE MAY BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR ANY FEDERAL COURT SITTING THEREIN AND THE CONSENT TO THE NONEXCLUSIVE JURISDICTION OF SUCH COURT AND THE SERVICE OF PROCESS IN ANY SUCH SUIT BEING MADE UPON THE CANADIAN BORROWER BY MAIL AT THE ADDRESS SPECIFIED IN §16.6 OF THE CREDIT AGREEMENT. THE CANADIAN BORROWER HEREBY WAIVES ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE VENUE OF ANY SUCH SUIT OR ANY SUCH COURT OR THAT SUCH SUIT IS BROUGHT IN AN INCONVENIENT COURT.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the undersigned has caused this Note to be signed in its corporate name by its duly authorized officers as of the day and year first above written.

BIRKS & MAYORS INC.

By:	/s/ Thomas A. Andruskevich
Name:	Thomas A. Andruskevich
Title:	President and Chief
Executive Officer

By:	/s/ Marco Pasteris
Name:	Marco Pasteris
Title:	Group Vice-President, Finance

(Signature Page to Bank of America Canadian Note)

Date	Amount of Loan	Amount of Principal Paid or Prepaid	Balance of Principal Unpaid	Notation Made By:

Exhibit 10.7

CANADIAN REVOLVING CREDIT NOTE

CD$29,629,629.63	January 19, 2006

FOR VALUE RECEIVED, the undersigned BIRKS & MAYORS INC., a Canadian corporation (the “Canadian Borrower”), hereby promises to pay to the order of GMAC COMMERCIAL FINANCE CORPORATION - CANADA (the “Canadian Lender”), at the Canadian Lender’s office at 500 René-Lévesque West, Suite 2300, Montréal, Québec H3B 1X9 Canada:

(a) prior to or on January 19, 2009 (the “Maturity Date”) the principal amount of TWENTY-NINE MILLION SIX HUNDRED TWENTY-NINE THOUSAND SIX HUNDRED TWENTY-NINE CANADIAN DOLLARS AND SIXTY-THREE CENTS (CD$29,629,629.63) or, if less, the aggregate unpaid principal amount of Revolving Credit Loans (if any) advanced by the Canadian Lender to the Canadian Borrower pursuant to the Revolving Credit, Tranche B Loan and Security Agreement, dated of even date herewith (as amended and in effect from time to time, the “Credit Agreement”), among the Borrowers, the Canadian Lender and other parties thereto;

(b) the principal outstanding hereunder from time to time at the times provided in the Credit Agreement; and

(c) interest on the principal balance hereof from time to time outstanding from the Closing Date under the Credit Agreement through and including the Maturity Date hereof at the times and at the rate provided in the Credit Agreement.

This Revolving Credit Note (this “Note”) evidences borrowings under and has been issued by the Canadian Borrower in accordance with the terms of the Credit Agreement. The Canadian Lender and any holder hereof is entitled to the benefits of and subject to the obligations contained in the Credit Agreement, the Security Documents and the other Loan Documents, and may enforce the agreements of the Canadian Borrower contained therein, and any holder hereof may exercise the respective remedies provided for thereby or otherwise available in respect thereof, all in accordance with the respective terms thereof. All capitalized terms used in this Note and not otherwise defined herein shall have the same meanings herein as in the Credit Agreement.

The Canadian Borrower irrevocably authorizes the Canadian Lender to make or cause to be made, at or about the time of the Drawdown Date of any Revolving Credit Loan or at the time of receipt of any payment of principal of this Note, an appropriate notation on the grid attached to this Note, or the continuation of such grid, or any other similar record, including computer records, reflecting the making of such Revolving Credit Loan or (as the case may be) the receipt of such payment. The outstanding amount of the Revolving Credit Loans set forth on the grid attached to this Note, or the continuation of such grid, or any other similar record, including computer records, maintained by the Canadian Lender with respect to any Revolving Credit Loans shall be prima facie evidence (absent manifest error) of the principal amount thereof owing and unpaid to the Canadian Lender, but the failure to record, or any error in so recording, any such amount on any such grid, continuation or other record shall not limit or otherwise affect the obligation of the Canadian Borrower hereunder or under the Credit Agreement to make payments of principal of and interest on this Note when due.

The Canadian Borrower has the right in certain circumstances and the obligation under certain other circumstances to prepay the whole or part of the principal of this Note on the terms and conditions specified in the Credit Agreement.

If any one or more of the Events of Default shall occur, the entire unpaid principal amount of this Note and all of the unpaid interest accrued thereon may become or be declared due and payable in the manner and with the effect provided in the Credit Agreement.

No delay or omission on the part of the Canadian Lender or any holder hereof in exercising any right hereunder shall operate as a waiver of such right or of any other rights of the Canadian Lender or such holder, nor shall any delay, omission or waiver on any one occasion be deemed a bar or waiver of the same or any other right on any further occasion.

The Canadian Borrower and every endorser and guarantor of this Note or the obligation represented hereby waives presentment, demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note, and assents to any extension or postponement of the time of payment or any other indulgence, to any substitution, exchange or release of collateral and to the addition or release of any other party or person primarily or secondarily liable.

THIS NOTE AND THE OBLIGATIONS OF THE CANADIAN BORROWER HEREUNDER SHALL FOR ALL PURPOSES BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (EXCLUDING THE LAWS APPLICABLE TO CONFLICTS OR CHOICE OF LAW (OTHER THAN THE NEW YORK GENERAL OBLIGATIONS LAW §5-1401)). THE CANADIAN BORROWER AGREES THAT ANY SUIT FOR THE ENFORCEMENT OF THIS NOTE MAY BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR ANY FEDERAL COURT SITTING THEREIN AND THE CONSENT TO THE NONEXCLUSIVE JURISDICTION OF SUCH COURT AND THE SERVICE OF PROCESS IN ANY SUCH SUIT BEING MADE UPON THE CANADIAN BORROWER BY MAIL AT THE ADDRESS SPECIFIED IN §16.6 OF THE CREDIT AGREEMENT. THE CANADIAN BORROWER HEREBY WAIVES ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE VENUE OF ANY SUCH SUIT OR ANY SUCH COURT OR THAT SUCH SUIT IS BROUGHT IN AN INCONVENIENT COURT.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the undersigned has caused this Note to be signed in its corporate name by its duly authorized officer as of the day and year first above written.

BIRKS & MAYORS INC.

By:	/s/ Thomas A. Andruskevich
Name:	Thomas A. Andruskevich
Title:	President and Chief
Executive Officer

By:	/s/ Marco Pasteris
Name:	Marco Pasteris
Title:	Group Vice-President, Finance

(Signature Page to GMAC Canadian Note)

Date	Amount of Loan	Amount of Principal Paid or Prepaid	Balance of Principal Unpaid	Notation Made By:

Exhibit 10.8

CANADIAN REVOLVING CREDIT NOTE

CD$20,740,740.74	January 19, 2006

FOR VALUE RECEIVED, the undersigned BIRKS & MAYORS INC., a Canadian corporation (the “Canadian Borrower”), hereby promises to pay to the order of LASALLE BUSINESS CREDIT, A DIVISION OF ABN AMRO BANK N.V., CANADA BRANCH (the “Canadian Lender”), at the Canadian Lender’s office at 79 Wellington Street West, Suite 1500, P.O. Box 114, Toronto Dominion Centre, Toronto, Ontario M5K 1G8 Canada:

(a) prior to or on January 19, 2009 (the “Maturity Date”) the principal amount of TWENTY MILLION SEVEN HUNDRED FORTY THOUSAND SEVEN HUNDRED FORTY CANADIAN DOLLARS AND SEVENTY-FOUR CENTS (CD$20,740,740.74) or, if less, the aggregate unpaid principal amount of Revolving Credit Loans (if any) advanced by the Canadian Lender to the Canadian Borrower pursuant to the Revolving Credit, Tranche B Loan and Security Agreement, dated of even date herewith (as amended and in effect from time to time, the “Credit Agreement”), among the Borrowers, the Canadian Lender and other parties thereto;

(b) the principal outstanding hereunder from time to time at the times provided in the Credit Agreement; and

(c) interest on the principal balance hereof from time to time outstanding from the Closing Date under the Credit Agreement through and including the Maturity Date hereof at the times and at the rate provided in the Credit Agreement.

This Revolving Credit Note (this “Note”) evidences borrowings under and has been issued by the Canadian Borrower in accordance with the terms of the Credit Agreement. The Canadian Lender and any holder hereof is entitled to the benefits of and subject to the obligations contained in the Credit Agreement, the Security Documents and the other Loan Documents, and may enforce the agreements of the Canadian Borrower contained therein, and any holder hereof may exercise the respective remedies provided for thereby or otherwise available in respect thereof, all in accordance with the respective terms thereof. All capitalized terms used in this Note and not otherwise defined herein shall have the same meanings herein as in the Credit Agreement.

The Canadian Borrower irrevocably authorizes the Canadian Lender to make or cause to be made, at or about the time of the Drawdown Date of any Revolving Credit Loan or at the time of receipt of any payment of principal of this Note, an appropriate notation on the grid attached to this Note, or the continuation of such grid, or any other similar record, including computer records, reflecting the making of such Revolving Credit Loan or (as the case may be) the receipt of such payment. The outstanding amount of the Revolving Credit Loans set forth on the grid attached to this Note, or the continuation of such grid, or any other similar record, including computer records, maintained by the Canadian Lender with respect to any Revolving Credit Loans shall be prima facie evidence (absent manifest error) of the principal amount thereof owing and unpaid to the Canadian Lender, but the failure to record, or any error in so recording, any such amount on any such grid, continuation or other record shall not limit or otherwise affect the obligation of the Canadian Borrower hereunder or under the Credit Agreement to make payments of principal of and interest on this Note when due.

The Canadian Borrower has the right in certain circumstances and the obligation under certain other circumstances to prepay the whole or part of the principal of this Note on the terms and conditions specified in the Credit Agreement.

If any one or more of the Events of Default shall occur, the entire unpaid principal amount of this Note and all of the unpaid interest accrued thereon may become or be declared due and payable in the manner and with the effect provided in the Credit Agreement.

No delay or omission on the part of the Canadian Lender or any holder hereof in exercising any right hereunder shall operate as a waiver of such right or of any other rights of the Canadian Lender or such holder, nor shall any delay, omission or waiver on any one occasion be deemed a bar or waiver of the same or any other right on any further occasion.

The Canadian Borrower and every endorser and guarantor of this Note or the obligation represented hereby waives presentment, demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note, and assents to any extension or postponement of the time of payment or any other indulgence, to any substitution, exchange or release of collateral and to the addition or release of any other party or person primarily or secondarily liable.

THIS NOTE AND THE OBLIGATIONS OF THE CANADIAN BORROWER HEREUNDER SHALL FOR ALL PURPOSES BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (EXCLUDING THE LAWS APPLICABLE TO CONFLICTS OR CHOICE OF LAW (OTHER THAN THE NEW YORK GENERAL OBLIGATIONS LAW §5-1401)). THE CANADIAN BORROWER AGREES THAT ANY SUIT FOR THE ENFORCEMENT OF THIS NOTE MAY BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR ANY FEDERAL COURT SITTING THEREIN AND THE CONSENT TO THE NONEXCLUSIVE JURISDICTION OF SUCH COURT AND THE SERVICE OF PROCESS IN ANY SUCH SUIT BEING MADE UPON THE CANADIAN BORROWER BY MAIL AT THE ADDRESS SPECIFIED IN §16.6 OF THE CREDIT AGREEMENT. THE CANADIAN BORROWER HEREBY WAIVES ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE VENUE OF ANY SUCH SUIT OR ANY SUCH COURT OR THAT SUCH SUIT IS BROUGHT IN AN INCONVENIENT COURT.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the undersigned has caused this Note to be signed in its corporate name by its duly authorized officers as of the day and year first above written.

BIRKS & MAYORS INC.

By:	/s/ Thomas A. Andruskevich
Name:	Thomas A. Andruskevich
Title:	President and Chief
Executive Officer

By:	/s/ Marco Pasteris
Name:	Marco Pasteris
Title:	Group Vice-President, Finance

(Signature Page to LaSalle Canadian Note)

Date	Amount of Loan	Amount of Principal Paid or Prepaid	Balance of Principal Unpaid	Notation Made By:

Exhibit 10.9

EXECUTION VERSION

STOCK PLEDGE AGREEMENT

This STOCK PLEDGE AGREEMENT is made as of January 19, 2006 (this “Agreement”), by and among MAYOR’S JEWELERS, INC., a Delaware corporation (the “U.S. Borrower”) and BIRKS & MAYORS INC. (f/k/a Henry Birks & Sons Inc.), a Canadian corporation (the “Canadian Borrower”, and together with the U.S. Borrower, the “Companies”), and BANK OF AMERICA, N.A., a national banking association, as administrative agent (hereinafter, in such capacity, the “Administrative Agent”) for itself and the other U.S. lending institutions (hereinafter, collectively, the “U.S. Lenders”), Bank of America, N.A. (acting through its Canada branch), a national banking association, as Canadian agent (hereinafter, in such capacity, the “Canadian Agent”, and together with the Administrative Agent, the “Agents”) for itself and the other Canadian lending institutions (hereinafter, collectively, the “Canadian Lenders”, and together with the U.S. Lenders, the “Lenders”), which are or may become parties to the Revolving Credit, Tranche B Loan and Security Agreement, dated as of even date herewith (as amended and in effect from time to time, the “Credit Agreement”), among the Companies, the other Subsidiaries of the U.S. Borrower and Canadian Borrower parties thereto, the Lenders, GMAC Commercial Finance LLC, as syndication agent, and the Agents.

WHEREAS, the Companies are the direct or indirect legal and beneficial owners of all of the issued and outstanding shares of each class of the capital stock of each of the corporations and other organizations described on Annex A (the “Subsidiaries”); and

WHEREAS, it is a condition precedent to the Lenders’ making any loans or otherwise extending credit to the Borrowers under the Credit Agreement that each of the Companies execute and deliver to the Administrative Agent, for the benefit of the Lenders and the Agents, a pledge agreement in substantially the form hereof; and

WHEREAS, each of the Companies wishes to grant pledges and security interests in favor of the Administrative Agent, for the benefit of the Lenders and the Agents, as herein provided;

NOW, THEREFORE, in consideration of the premises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Pledge of Stock, etc.

1.1. Pledge of Stock.

The Companies hereby pledge, assign, grant a security interest in, and deliver to the Administrative Agent, for the benefit of the Lenders and the Agents, all of the shares of capital stock of the Subsidiaries of every class, as more fully described on Annex A hereto, to be held by the Administrative Agent, for the benefit of the Lenders and the Agents, subject to the terms and conditions hereinafter set forth. The certificates for such shares, accompanied by stock powers or other appropriate instruments of assignment thereof duly executed in blank by the Companies, have been delivered to the Administrative Agent.

1.2. Additional Stock.

In case any Company shall acquire any additional shares of the capital stock of any Subsidiary or corporation which is the successor of any Subsidiary, or any securities exchangeable for or convertible into shares of such capital stock of any class of any Subsidiary, whether by purchase, stock dividend, stock split or otherwise, then such shares or other securities shall be subject to the pledge, assignment and security interest granted to the Administrative Agent, for the benefit of the Lenders and the Agents, under this Agreement and such Company shall deliver to the Administrative Agent forthwith any certificates therefor, accompanied by stock powers or other appropriate instruments of assignment duly executed by such Company in blank. Each Company agrees that the Administrative Agent may, with notice to the Companies, from time to time attach as Annex A hereto an updated list of the shares of capital stock or securities at the time pledged with the Administrative Agent hereunder.

1.3. Pledge of Cash Collateral Account.

The Companies also hereby pledge, assign, grant a security interest in, and deliver to the Administrative Agent, for the benefit of the Lenders and the Agents, the Cash Collateral Account and all of the Cash Collateral as such terms are hereinafter defined.

2. Definitions.

The term “Obligations” and all other capitalized terms used herein without definition shall have the respective meanings provided therefor in the Credit Agreement. Terms used herein and not defined in the Credit Agreement or otherwise defined herein that are defined in the Uniform Commercial Code of the State of New York have such defined meanings herein (with terms used in Article 9 controlling over terms used in another Article), unless the context otherwise indicates or requires, and the following terms shall have the following meanings:

Cash Collateral. See §4.

Cash Collateral Account. See §4.

Securities Act. See §7.3.

Stock. Includes the shares of stock described in Annex A attached hereto and any additional shares of stock at the time pledged with the Administrative Agent hereunder.

Stock Collateral. The property at any time pledged to the Administrative Agent hereunder (whether specifically described herein or not) and all income therefrom, increases therein and proceeds thereof, including without limitation that included in Cash Collateral. The term does not include any income, increases or proceeds received by any Company to the extent expressly permitted by §6.

Time Deposits. See §4.

3. Security for Obligations.

This Agreement and the security interest in and pledge of the Stock Collateral hereunder are made with and granted to the Administrative Agent, for the benefit of the Lenders and the Agents, as security for the payment and performance in full of all the Obligations.

4. Liquidation, Recapitalization, etc.

4.1. Distributions Paid to Administrative Agent.

Any sums or other property paid or distributed upon or with respect to any of the Stock, whether by dividend or redemption or upon the liquidation or dissolution of the issuer thereof or otherwise, shall, except to the limited extent provided in §6, be paid over and delivered to the Administrative Agent to be held by the Administrative Agent, for the benefit of the Lenders and the Agents, as security for the payment and performance in full of all of the Obligations. In case, pursuant to the recapitalization or reclassification of the capital of the issuer thereof or pursuant to the reorganization thereof, any distribution of capital shall be made on or in respect of any of the Stock or any property shall be distributed upon or with respect to any of the Stock, the property so distributed shall be delivered to the Administrative Agent, for the benefit of the Lenders and the Agents, to be held by it as security for the Obligations. Except to the limited extent provided in §6, all sums of money and property paid or distributed in respect of the Stock, whether as a dividend or upon such a liquidation, dissolution, recapitalization or reclassification or otherwise, that are received by any of the Companies shall, until paid or delivered to the Administrative Agent, be held in trust for the Administrative Agent, for the benefit of the Lenders and the Agents, as security for the payment and performance in full of all of the Obligations.

4.2. Cash Collateral Account.

All sums of money that are delivered to the Administrative Agent pursuant to this §4 shall be deposited into an interest bearing account with the Administrative Agent or, if the Administrative Agent is not the depositary bank, to an interest bearing account in the name of the Administrative Agent, for the benefit of the Lenders and the Agents, as customer with a depositary bank satisfactory to the Administrative Agent (any such account, whether maintained with the Administrative Agent or in the Administrative Agent’s name as customer being herein referred to as the “Cash Collateral Account”). Some or all of the funds from time to time in the Cash Collateral Account may be invested in time deposits, including, without limitation, certificates of deposit issued by the Administrative Agent (such certificates of deposit or other time deposits being hereinafter referred to, collectively, as “Time Deposits”), that are satisfactory to the Administrative Agent and the Companies, provided, that, in each such case, arrangements satisfactory to the Administrative Agent are made and are in place to perfect and to insure the first priority of the Administrative Agent’s security interest therein. Interest earned on the Cash Collateral Account and on the Time Deposits, and the principal of the Time Deposits at maturity that is not invested in new Time Deposits, shall be deposited in the Cash Collateral Account. The Cash Collateral Account, all sums from time to time standing to the credit of the Cash Collateral Account, any and all Time Deposits, any and all instruments or other writings evidencing Time Deposits and any and all proceeds or any thereof are hereinafter referred to as the “Cash Collateral.”

4.3. Companies’ Rights to Cash Collateral, etc.

Except as otherwise expressly provided in §15, no Company shall have the right to withdraw sums from the Cash Collateral Account, to receive any of the Cash Collateral or to require the Administrative Agent to part with the Administrative Agent’s possession of any instruments or other writings evidencing any Time Deposits.

5. Warranty of Title; Authority.

The Companies hereby represent and warrant that: (a) the Companies have good and marketable title to, and are the sole record and beneficial owner of, the Stock described in §1, subject to no pledges, liens, security interests, charges, options, restrictions or other encumbrances except the pledge and security interest created by this Agreement, (b) all of the Stock described in §1 is validly issued, fully paid and non-assessable, (c) the Companies have full power, authority and legal right to execute, deliver and perform their obligations under this Agreement and to pledge and grant a security interest in all of the Stock Collateral pursuant to this Agreement, and the execution, delivery and performance hereof and the pledge of and granting of a security interest in the Stock Collateral hereunder have been duly authorized by all necessary corporate or other action and do not contravene any law, rule or regulation or any provision of any Company’s charter documents or by-laws or of any judgment, decree or order of any tribunal or of any agreement or instrument to which such Company is a party or by which it or any of its property is bound or affected or constitute a default thereunder, and (d) the information set forth in Annex A hereto relating to the Stock is true, correct and complete in all respects. The Companies covenant that they will defend the rights of the Lenders and the Administrative Agent and security interest of the Administrative Agent, for the benefit of the Lenders and the Agents, in such Stock against the claims and demands of all other persons whomsoever. The Companies further covenant that they will have the like title to and right to pledge and grant a security interest in the Stock Collateral hereafter pledged or in which a security interest is granted to the Administrative Agent hereunder and will likewise defend the rights, pledge and security interest thereof and therein of the Lenders and the Administrative Agent.

6. Dividends, Voting, etc., Prior to Maturity.

So long as no Event of Default shall have occurred and be continuing, the Companies shall be entitled to receive all cash dividends paid in respect of the Stock, to vote the Stock and to give consents, waivers and ratifications in respect of the Stock; provided, however, that no vote shall be cast or consent, waiver or ratification given by any Company if the effect thereof would in the reasonable judgment of the Required Lenders impair any of the Stock Collateral or be inconsistent with or result in any violation of any of the provisions of the Credit Agreement, the Revolving Credit Notes or any of the other Loan Documents. All such rights of the Companies to receive cash dividends shall cease in case an Event of Default shall have occurred and be continuing. All such rights of the Companies to vote and give consents, waivers and ratifications with respect to the Stock shall, at the Administrative Agent’s option, as evidenced by the Administrative Agent’s notifying the Companies of such election, cease in case an Event of Default shall have occurred and be continuing.

7. Remedies.

7.1. In General.

If an Event of Default shall have occurred and be continuing, the Administrative Agent shall thereafter have the following rights and remedies (to the extent permitted by applicable law) in addition to the rights and remedies of a secured party under the Uniform Commercial Code of the State of New York, all such rights and remedies being cumulative, not exclusive, and enforceable alternatively, successively or concurrently, at such time or times as the Administrative Agent deems expedient:

(a) if the Administrative Agent so elects and gives notice of such election to the Companies, the Administrative Agent may vote any or all shares of the Stock (whether or not the same shall have been transferred into its name or the name of its nominee or nominees) for any lawful purpose, including, without limitation, if the Administrative Agent so elects, for the liquidation of the assets of the issuer thereof, and give all consents, waivers and ratifications in respect of the Stock and otherwise act with respect thereto as though it were the outright owner thereof (the Companies hereby irrevocably constituting and appointing the Administrative Agent the proxy and attorney-in-fact of each of the Companies, with full power of substitution, to do so);

(b) the Administrative Agent may demand, sue for, collect or make any compromise or settlement the Administrative Agent deems suitable in respect of any Stock Collateral;

(c) the Administrative Agent may sell, resell, assign and deliver, or otherwise dispose of any or all of the Stock Collateral, for cash or credit or both and upon such terms at such place or places, at such time or times and to such entities or other persons as the Administrative Agent thinks expedient, all without demand for performance by the Companies or any notice or advertisement whatsoever except as expressly provided herein or as may otherwise be required by law;

(d) the Administrative Agent may cause all or any part of the Stock held by it to be transferred into its name or the name of its nominee or nominees; and

(e) the Administrative Agent may set off or otherwise apply or credit against the Obligations any and all sums deposited with it or held by it, including without limitation, any sums standing to the credit of the Cash Collateral Account and any Time Deposits issued by the Administrative Agent.

7.2. Sale of Stock Collateral.

In the event of any sale or other disposition of the Stock Collateral as provided in clause (c) of §7.1 and to the extent that any notice thereof is required to be given by law, the Administrative Agent shall give to the Companies at least ten (10) Business Days’ prior authenticated notice of the time and place of any public sale or other disposition of the Stock Collateral or of the time after which any private sale or any other intended disposition is to be made. The Companies hereby acknowledge that ten (10) Business Days’ prior authenticated notice of such sale or other disposition or sales or other dispositions shall be reasonable notice. The Administrative Agent may enforce its rights hereunder without any other notice and without compliance with any other condition precedent now or hereunder imposed by statute, rule of law or otherwise (all of which are hereby expressly waived by the Companies, to the fullest extent permitted by law). The Administrative Agent may buy or otherwise acquire any part or all of the Stock Collateral at any public sale or other disposition and if any part or all of the Stock Collateral is of a type customarily sold or otherwise disposed of in a recognized market or is of the type which is the subject of widely-distributed standard price quotations, the Administrative Agent may buy or otherwise acquire at private sale or other disposition and may make payments thereof by any means. The Administrative Agent may apply the cash proceeds actually received from any sale or other disposition to the reasonable expenses of retaking, holding, preparing for sale, selling and the like, to reasonable attorneys’ fees, travel and all other reasonable expenses which may be incurred by the Administrative Agent in attempting to collect the Obligations or to enforce this Agreement or in the prosecution or defense of any action or proceeding related to the subject matter of this Agreement, and then to the Obligations pursuant to §13.4 of the Credit Agreement. Only after such applications, and after payment by the Administrative Agent of any amount required by §9-608(a)(1)(C) or §9-615(a)(3) of the Uniform Commercial Code of the State of New York, need the Administrative Agent account to the Companies for any surplus.

7.3. Registration of Stock.

If the Administrative Agent shall determine to exercise its right to sell or otherwise dispose of any or all of the Stock pursuant to this §7, and if in the opinion of counsel for the Administrative Agent it is necessary, or if in the reasonable opinion of the Administrative Agent it is advisable, to have the Stock, or that portion thereof to be sold, registered under the provisions of the Securities Act of 1933, as amended (the “Securities Act”), the Companies agree to use their reasonable best efforts to cause the issuer or issuers of the Stock contemplated to be sold, to execute and deliver, and cause the directors and officers of such issuer to execute and deliver, all at the Companies’ expense, all such instruments and documents, and to do or cause to be done all such other acts and things as may be necessary or, in the reasonable opinion of the Administrative Agent, advisable to register such Stock under the provisions of the Securities Act and to cause the registration statement relating thereto to become effective and to remain effective for a period of six (6) months from the date such registration statement became effective, and to make all amendments thereto or to the related prospectus or both that, in the reasonable opinion of the Administrative Agent, are necessary or advisable, all in conformity with the requirements of the Securities Act and the rules and regulations of the Securities and Exchange Commission applicable thereto. The Companies agree to use their best efforts to cause such issuer or issuers to comply with the provisions of the securities or “Blue Sky” laws of any jurisdiction which the Administrative Agent shall designate and to cause such issuer or issuers to make available to its security holders, as soon as practicable, an earnings statement which will satisfy the provisions of Section 11(a) of the Securities Act.

7.4. Private Sales.

The Companies recognize that the Administrative Agent may be unable to effect a public sale or other disposition of the Stock by reason of certain prohibitions contained in the Securities Act, federal banking laws, and other applicable laws, but may be compelled to resort to one or more private sales thereof to a restricted group of purchasers. The Companies agree that any such private sales may be at prices and other terms less favorable to the seller than if sold at public sales and that such private sales shall not by reason thereof be deemed not to have been made in a commercially reasonable manner. The Administrative Agent shall be under no obligation to delay a sale of any of the Stock for the period of time necessary to permit the issuer of such securities to register such securities for public sale under the Securities Act, or such other federal banking or other applicable laws, even if the issuer would agree to do so. Subject to the foregoing, the Administrative Agent agrees that any sale of the Stock shall be made in a commercially reasonable manner, and the Companies agree to use their best efforts to cause the issuer or issuers of the Stock contemplated to be sold, to execute and deliver, and cause the directors and officers of such issuer to execute and deliver, all at the Companies’ expense, all such instruments and documents, and to do or cause to be done all such other acts and things as may be necessary or, in the reasonable opinion of the Administrative Agent, advisable to exempt such Stock from registration under the provisions of the Securities Act, and to make all amendments to such instruments and documents which, in the opinion of the Administrative Agent, are necessary or advisable, all in conformity with the requirements of the Securities Act and the rules and regulations of the Securities and Exchange Commission applicable thereto. The Companies further agree to use their best efforts to cause such issuer or issuers to comply with the provisions of the securities or “Blue Sky” laws of any jurisdiction which the Administrative Agent shall designate and, if required, to cause such issuer or issuers to make available to its security holders, as soon as practicable, an earnings statement (which need not be audited) which will satisfy the provisions of Section 11(a) of the Securities Act.

7.5. Companies’ Agreements, etc.

The Companies further agree to do or cause to be done all such other acts and things as may be reasonably necessary to make any sales of any portion or all of the Stock pursuant to this §7 valid and binding and in compliance with any and all applicable laws (including, without limitation, the Securities Act, the Securities Exchange Act of 1934, as amended, the rules and regulations of the Securities and Exchange Commission applicable thereto and all applicable state securities or “Blue Sky” laws), regulations, orders, writs, injunctions, decrees or awards of any and all courts, arbitrators or governmental instrumentalities, domestic or foreign, having jurisdiction over any such sale or sales, all at the Companies’ expense. The Companies further agree that a breach of any of the covenants contained in this §7 will cause irreparable injury to the Administrative Agent and the Lenders, that the Administrative Agent and the Lenders have no adequate remedy at law in respect of such breach and, as a consequence, agree that each and every covenant contained in this §7 shall be specifically enforceable against the Companies by the Administrative Agent and the Companies hereby waive and agree not to assert any defenses against an action for specific performance of such covenants.

8. Marshalling.

Neither the Administrative Agent nor any Lender shall be required to marshal any present or future collateral security for (including, but not limited to, this Agreement and the Stock Collateral), or other assurances of payment of, the Obligations or any of them, or to resort to such collateral security or other assurances of payment in any particular order. All of the Administrative Agent’s rights hereunder and of the Lenders and the Administrative Agent in respect of such collateral security and other assurances of payment shall be cumulative and in addition to all other rights, however existing or arising. To the extent that it lawfully may, the Companies hereby agree that they will not invoke any law relating to the marshalling of collateral that might cause delay in or impede the enforcement of the Administrative Agent’s rights under this Agreement or under any other instrument evidencing any of the Obligations or under which any of the Obligations is outstanding or by which any of the Obligations is secured or payment thereof is otherwise assured, and to the extent that they lawfully may the Companies hereby irrevocably waive the benefits of all such laws.

9. Companies’ Obligations Not Affected.

The obligations of the Companies hereunder shall remain in full force and effect without regard to, and shall not be impaired by (a) any exercise or nonexercise, or any waiver, by the Administrative Agent or any Lender of any right, remedy, power or privilege under or in respect of any of the Obligations or any security thereof (including this Agreement); (b) any amendment to or modification of the Credit Agreement, the Revolving Credit Notes, the other Loan Documents or any of the Obligations; (c) any amendment to or modification of any instrument (other than this Agreement) securing any of the Obligations, including, without limitation, any of the Security Documents; or (d) the taking of additional security for, or any other assurances of payment of, any of the Obligations or the release or discharge or termination of any security or other assurances of payment or performance for any of the Obligations; whether or not the Companies shall have notice or knowledge of any of the foregoing, the Companies hereby generally waiving all suretyship defenses to the extent applicable.

10. Transfer, etc., by Companies.

Without the prior written consent of the Administrative Agent, no Company will sell, assign, transfer or otherwise dispose of, grant any option with respect to, or pledge or grant any security interest in or otherwise encumber or restrict any of the Stock Collateral or any interest therein, except for the pledge thereof and security interest therein provided for in this Agreement.

11. Further Assurances.

The Companies will do all such acts, and will furnish to the Administrative Agent all such financing statements, certificates, legal opinions and other documents and will obtain all such governmental consents and corporate approvals and will do or cause to be done all such other things as the Administrative Agent may reasonably request from time to time in order to give full effect to this Agreement and to secure the rights of the Lenders and the Administrative Agent hereunder, all without any cost or expense to the Administrative Agent or any Lender. The Companies hereby irrevocably authorize the Administrative Agent at any time and from time to time to file in any filing office in any Uniform Commercial Code jurisdiction any initial financing statements and amendments thereto that (a) indicate the Collateral as the Stock Collateral or words of similar effect, or as being of equal or lesser scope or in greater detail, and (b) contain any other information required by part 5 of Article 9 of the Uniform Commercial Code of the jurisdiction of the filing office for the sufficiency or filing office acceptance of any financing statement or amendment, including whether each of the Companies is an organization, the type of organization and any organization identification number issued to each of the Companies. The Companies agree to furnish any such information to the Administrative Agent promptly upon request. The Companies also ratify their authorization for the Administrative Agent to have filed in any Uniform Commercial Code jurisdiction any like initial financing statements or amendments thereto if filed prior to the date hereof.

12. Administrative Agent’s Exoneration.

Under no circumstances shall the Administrative Agent be deemed to assume any responsibility for or obligation or duty with respect to any part or all of the Stock Collateral of any nature or kind or any matter or proceedings arising out of or relating thereto, other than (a) to exercise reasonable care in the physical custody of the Stock Collateral and maintenance of the Cash Collateral and (b) after an Event of Default shall have occurred and be continuing to act in a commercially reasonable manner and in a manner which is not grossly negligent. Neither the Administrative Agent nor any Lender shall be required to take any action of any kind to collect, preserve or protect its or the Companies’ rights in the Stock Collateral or against other parties thereto. The Administrative Agent’s prior recourse to any part or all of the Stock Collateral shall not constitute a condition of any demand, suit or proceeding for payment or collection of any of the Obligations.

13. No Waiver, etc.

Neither this Agreement nor any term hereof may be changed, waived, discharged or terminated except as provided in §16.12 of the Credit Agreement. No act, failure or delay by the Administrative Agent shall constitute a waiver of its rights and remedies hereunder or otherwise. No single or partial waiver by the Administrative Agent of any default or right or remedy that it may have shall operate as a waiver of any other default, right or remedy or of the same default, right or remedy on a future occasion. The Companies hereby waive presentment, notice of dishonor and protest of all instruments, included in or evidencing any of the Obligations or the Stock Collateral, and any and all other notices and demands whatsoever (except as expressly provided herein or in the Credit Agreement).

14. Notice, etc.

All notices, requests and other communications hereunder shall be made in the manner set forth in §16.6 of the Credit Agreement.

15. Termination.

Upon final payment and performance in full of the Obligations and the cancellation or termination of any commitment to extend credit under the Credit Agreement or any of the other Loan Documents, this Agreement shall terminate and the Administrative Agent shall, at the Companies’ request and expense, return to the Companies such Stock Collateral in the possession or control of the Administrative Agent as has not theretofore been disposed of pursuant to the provisions hereof, together with any moneys and other property at the time held by the Administrative Agent hereunder.

16. Overdue Amounts.

Until paid, all amounts due and payable by the Companies hereunder shall be a debt secured by the Stock Collateral and shall bear, whether before or after judgment, interest at the rate of interest for overdue principal set forth in the Credit Agreement.

17. Governing Law; Consent to Jurisdiction.

THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (EXCLUDING THE LAWS APPLICABLE TO CONFLICTS OR CHOICE OF LAW (OTHER THAN THE NEW YORK GENERAL OBLIGATIONS LAW §5-1401)). The Companies agree that any suit for the enforcement of this Agreement may be brought in the courts of the State of New York or any federal court sitting therein and consents to the non-exclusive jurisdiction of such court and to service of process in any such suit being made upon the Companies by mail at the address specified in §16.6 of the Credit Agreement. The Companies hereby waive any objection that they may now or hereafter have to the venue of any such suit or any such court or that such suit is brought in an inconvenient court.

18. Waiver of Jury Trial.

EACH OF THE PARTIES HERETO HEREBY WAIVES ITS RIGHT TO A JURY TRIAL WITH RESPECT TO ANY ACTION OR CLAIM ARISING OUT OF ANY DISPUTE IN CONNECTION WITH THIS AGREEMENT, ANY RIGHTS OR OBLIGATIONS HEREUNDER OR THE PERFORMANCE OF ANY SUCH RIGHTS OR OBLIGATIONS. Except as prohibited by law, each Company waives any right which it may have to claim or recover in any litigation referred to in the preceding sentence any special, exemplary, punitive or consequential damages or any damages other than, or in addition to, actual damages. The Companies (a) certify that neither the Administrative Agent or any Lender nor any representative, agent or attorney of the Administrative Agent or any Lender has represented, expressly or otherwise, that the Administrative Agent or any Lender would not, in the event of litigation, seek to enforce the foregoing waivers and (b) acknowledge that, in entering into the Credit Agreement and the other Loan Documents to which the Administrative Agent or any of the Lenders is a party, the Administrative Agent and the Lenders are relying upon, among other things, the waivers and certifications contained in this §18.

19. Miscellaneous.

The headings of each section of this Agreement are for convenience only and shall not define or limit the provisions thereof. This Agreement and all rights and obligations hereunder shall be binding upon the Companies and their respective successors and assigns, and shall inure to the benefit of the Agents and the Lenders and their respective successors and assigns. If any term of this Agreement shall be held to be invalid, illegal or unenforceable, the validity of all other terms hereof shall be in no way affected thereby, and this Agreement shall be construed and be enforceable as if such invalid, illegal or unenforceable term had not been included herein. The Companies acknowledge receipt of a copy of this Agreement.

20. Counterparts.

This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one agreement, and any of the parties hereto may execute this Agreement by signing any such counterpart. This Agreement shall be effective when it has been executed by each of the Companies and the Administrative Agent.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, intending to be legally bound, each of the Companies and the Administrative Agent have caused this Agreement to be executed as of the date first above written.

MAYOR’S JEWELERS, INC.

By:	/s/ Thomas A. Andruskevich
Name:	Thomas A. Andruskevich
Title:	President

By:	/s/ Marco Pasteris
Name:	Marco Pasteris
Title:	Group Vice-President, Finance

BIRKS & MAYOR INC.

By:	/s/ Thomas A. Andruskevich
Name:	Thomas A. Andruskevich
Title:	President and Chief Executive Officer

By:	/s/ Marco Pasteris
Name:	Marco Pasteris
Title:	Group Vice-President, Finance

(Signature Page to Pledge Agreement)

BANK OF AMERICA, N.A., as
Administrative Agent

By:	/s/ Keith F. Vercauteren
Name:	Keith F. Vercauteren
Title:	Director

(Signature Page to Pledge Agreement)

The undersigned Subsidiaries hereby join in the above Agreement for the sole purpose of consenting to and being bound by the provisions of §§4.1, 6 and 7 thereof, the undersigned hereby agreeing to cooperate fully and in good faith with the Administrative Agent and each of the Companies in carrying out such provisions.

MAYOR’S JEWELERS, INC.
JBM RETAIL COMPANY, INC.
MAYOR’S JEWELERS OF FLORIDA, INC.
JBM VENTURE CO., INC.
MAYOR’S JEWELERS INTELLECTUAL PROPERTY HOLDING COMPANY
JAN BELL MARKETING-PUERTO RICO, INC.

By:	/s/ Thomas A. Andruskevich
Name:	Thomas A. Andruskevich
Title:	President

By:	/s/ Marco Pasteris
Name:	Marco Pasteris
Title:	Group Vice-President, Finance

HENRY BIRKS & SONS U.S., INC.

By:	/s/ Thomas A. Andruskevich
Name:	Thomas A. Andruskevich
Title:	President

(Signature Page to Pledge Agreement)

ANNEX A TO PLEDGE AGREEMENT

None of the issuers has any authorized, issued or outstanding shares of its capital stock of any class or any commitments to issue any shares of its capital stock of any class or any securities convertible into or exchangeable for any shares of its capital stock of any class except as otherwise stated in this Annex A.

Issuer	Record Owner	Class of Shares	Number of Authorized Shares	Number of Issued Shares	Number of Outstanding Shares	Par or Liquidation Value
Mayor’s Jewelers of Florida, Inc.	Jan Bell Marketing, Inc. (n/k/a Mayor’s Jewelers, Inc.)	Common Stock	1,000	1	1	$.01 par value per share

JBM Venture Co., Inc.	Jan Bell Marketing, Inc. (n/k/a Mayor’s Jewelers, Inc.)	Common Stock	3,000	100	100	$1.00 par value per share

JBM Retail Company, Inc.	Jan Bell Marketing, Inc. (n/k/a Mayor’s Jewelers, Inc.)	Common Stock	3,000	100	100	$1.00 par value per share

Jan Bell Marketing – Puerto Rico, Inc.	Jan Bell Marketing, Inc. (n/k/a Mayor’s Jewelers, Inc.)	Common Stock	1,000	100	100	$1.00 par value per share

Mayor’s Jewelers Intellectual Property Holding Company	Mayor’s Jewelers, Inc.	Common Stock	100	100	100	$.01 par value per share

Mayor’s Jewelers, Inc.	Birks & Mayors Inc. (f/k/a Henry Birks & Sons Inc.)	Common Stock	200	100	100	$.01 par value per share

Henry Birks & Sons U.S., Inc.	Birks & Mayors Inc. (f/k/a Henry Birks & Sons Inc.)	Common Stock	1,000	1,000	1,000	$.01 par value per share

EXHIBIT 10.10

EXECUTION VERSION

TRADEMARK COLLATERAL

SECURITY AND PLEDGE AGREEMENT

TRADEMARK COLLATERAL SECURITY AND PLEDGE AGREEMENT dated as of January 19, 2006 (this “Trademark Agreement”), by and among BIRKS & MAYORS INC. (f/k/a Henry Birks & Sons Inc.), a Canadian corporation having an office at 1240 Square Phillips, Montréal, Québec, Canada, H3B 3H4 (the “Canadian Borrower”), MAYOR’S JEWELERS, INC., a Delaware corporation (the “U.S. Borrower”, and together with the Canadian Borrower, the “Borrowers”), MAYOR’S JEWELERS OF FLORIDA, INC., a Florida corporation (“Mayor’s Fla”), MAYOR’S JEWELERS INTELLECTUAL PROPERTY HOLDING COMPANY, a Delaware corporation (“Mayor’s IP”), JBM RETAIL COMPANY, INC., a Delaware corporation (“JBM Retail”), JBM VENTURE CO., INC., a Delaware corporation (“JBM Venture”), JAN BELL MARKETING-PUERTO RICO, INC., a Puerto Rican corporation (“Jan Bell PR”), each having an office at 5870 North Hiatus Road, Tamarac, FL 33321, HENRY BIRKS & SONS U.S., INC., a Delaware corporation having an office at 41 Century Drive West, Woonsocket, Rhode Island 02895 (“Birks U.S.”, and together with the Borrowers, Mayor’s Fla, Mayor’s IP, JBM Retail, JBM Venture and Jan Bell PR, the “Assignors”), and BANK OF AMERICA, N.A., a national banking association having an office at 40 Broad Street, Boston, Massachusetts 02109, as administrative agent (hereinafter, in such capacity, the “Administrative Agent”) for itself and the other U.S. lending institutions (hereinafter, collectively, the “U.S. Lenders”), Bank of America, N.A. (acting through its Canada branch), a national banking association, as Canadian agent (hereinafter, in such capacity, the “Canadian Agent”, and together with the Administrative Agent, the “Agents”) for itself and the other Canadian lending institutions (hereinafter, collectively, the “Canadian Lenders”, and together with the U.S. Lenders, the “Lenders”), which are or may become parties to the Revolving Credit, Tranche B Loan and Security Agreement, dated as of even date herewith (as amended and in effect from time to time, the “Credit Agreement”), among the Assignors, the Lenders, GMAC Commercial Finance LLC, as syndication agent, and the Agents.

WHEREAS, it is a condition precedent to the Lenders’ making any loans or otherwise extending credit to the Borrowers under the Credit Agreement that the Assignors execute and deliver to the Administrative Agent, for the benefit of the Lenders and the Agents, a trademark security agreement in substantially the form hereof;

WHEREAS, each Assignor has executed and delivered to the Administrative Agent, for the benefit of the Lenders and the Agents, the Credit Agreement, pursuant to which each Assignor has granted to the Administrative Agent, for the benefit of the Lenders and the Agents, a security interest in certain of such Assignor’s personal property and fixture assets, including without limitation the trademarks, service marks, trademark and service mark registrations, and trademark and service mark registration applications listed on Schedule A attached hereto, all to secure the payment and performance of the Obligations (as defined in the Credit Agreement); and

WHEREAS, this Trademark Agreement is supplemental to the provisions contained in the Credit Agreement;

NOW, THEREFORE, in consideration of the premises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. DEFINITIONS.

Capitalized terms used herein and not otherwise defined herein shall have the respective meanings provided therefor in the Credit Agreement. In addition, the following terms shall have the meanings set forth in this §1 or elsewhere in this Trademark Agreement referred to below:

Assignment of Marks. See §2.1.

Associated Goodwill. All goodwill of each Assignor and its business, products and services appurtenant to, associated with or symbolized by the Trademarks and the use thereof.

Pledged Trademarks. All of each Assignor’s right, title and interest in and to all of the Trademarks, the Trademark Registrations, the Trademark License Rights, the Trademark Rights, the Associated Goodwill, the Related Assets, and all accessions to, substitutions for, replacements of, and all products and proceeds of any and all of the foregoing.

PTO. The United States Patent and Trademark Office.

Related Assets. All assets, rights and interests of each Assignor that uniquely reflect or embody the Associated Goodwill, including the following:

(a) all patents, inventions, copyrights, trade secrets, confidential information, formulae, methods or processes, compounds, recipes, know-how, methods and operating systems, drawings, descriptions, formulations, manufacturing and production and delivery procedures, quality control procedures, product and service specifications, catalogs, price lists, and advertising materials, relating to the manufacture, production, delivery, provision and sale of goods or services under or in association with any of the Trademarks; and

(b) the following documents and things in the possession or under the control of such Assignor, or subject to its demand for possession or control, related to the production, delivery, provision and sale by such Assignor, or any affiliate, franchisee, licensee or contractor, of products or services sold by or under the authority of such Assignor in connection with the Trademarks or Trademark Rights, whether prior to, on or subsequent to the date hereof:

(i) all lists, contracts, ancillary documents and other information that identify, describe or provide information with respect to any customers, dealers or distributors of such Assignor, its affiliates or franchisees or licensees or contractors, for products or services sold under or in connection with the Trademarks or Trademark Rights, including all lists and documents containing information regarding each customer’s, dealer’s or distributor’s name and address, credit, payment, discount, delivery and other sale terms, and history, pattern and total of purchases by brand, product, style, size and quantity;

(ii) all agreements (including franchise agreements), product and service specification documents and operating, production and quality control manuals relating to or used in the design, manufacture, production, delivery, provision and sale of products or services under or in connection with the Trademarks or Trademark Rights;

(iii) all documents and agreements relating to the identity and locations of all sources of supply, all terms of purchase and delivery, for all materials, components, raw materials and other supplies and services used in the manufacture, production, provision, delivery and sale of products or services under or in connection with the Trademarks or Trademark Rights; and

(iv) all agreements and documents constituting or concerning the present or future, current or proposed advertising and promotion by such Assignor (or any of its affiliates, franchisees, licensees or contractors) of products or services sold under or in connection with the Trademarks or Trademark Rights.

Trademark Agreement. This Trademark Collateral Security and Pledge Agreement, as amended and in effect from time to time.

Trademark License Rights. Any and all past, present or future rights and interests of any Assignor pursuant to any and all past, present and future franchising or licensing agreements in favor of such Assignor, or to which such Assignor is a party, pertaining to any Trademarks, Trademark Registrations, or Trademark Rights owned or used by third parties in the past, present or future, including the right (but not the obligation) in the name of such Assignor or the Administrative Agent to enforce, and sue and recover for, any breach or violation of any such agreement to which such Assignor is a party.

Trademark Registrations. All past, present or future federal, state, local and foreign registrations of the Trademarks, all past, present and future applications for any such registrations (and any such registrations thereof upon approval of such applications), together with the right (but not the obligation) to apply for such registrations (and prosecute such applications) in the name of any Assignor or the Administrative Agent, and to take any and all actions necessary or appropriate to maintain such registrations in effect and renew and extend such registrations.

Trademark Rights. Any and all past, present or future rights in, to and associated with the Trademarks throughout the world, whether arising under federal law, state law, common law, foreign law or otherwise, including the following: all such rights arising out of or associated with the Trademark Registrations; the right (but not the obligation) to register claims under any state, federal or foreign trademark law or regulation; the right (but not the obligation) to sue or bring opposition or cancellation proceedings in the name of any Assignor or the Administrative Agent for any and all past, present and future infringements or dilution of or any other damages or injury to the Trademarks, the Trademark Rights, or the Associated Goodwill, and the rights to damages or profits due or accrued arising out of or in connection with any such past, present or future infringement, dilution, damage or injury; and the Trademark License Rights.

Trademarks. All of the trademarks, service marks, designs, logos, indicia, trade names, corporate names, company names, business names, fictitious business names, trade styles, elements of package or trade dress, and other source and product or service identifiers, used or associated with or appurtenant to the products, services and businesses of any Assignor, that (i) are set forth on Schedule A hereto, or (ii) have been adopted, acquired, owned, held or used by such Assignor or are now owned, held or used by such Assignor, in such Assignor’s business, or with such Assignor’s products and services, or in which such Assignor has any right, title or interest, or (iii) are in the future adopted, acquired, owned, held and used by such Assignor in such Assignor’s business or with such Assignor’s products and services, or in which such Assignor in the future acquires any right, title or interest. Notwithstanding the foregoing, with respect to the Canadian Borrower, the term “Trademarks” shall be limited only to those trademarks registered with the PTO.

use. With respect to any Trademark, all uses of such Trademark by, for or in connection with any Assignor or its business or for the direct or indirect benefit of such Assignor or its business, including all such uses by such Assignor itself, by any of the affiliates of such Assignor, or by any franchisee, licensee or contractor of such Assignor.

Unless otherwise provided herein, the rules of interpretation set forth in §1.2 of the Credit Agreement shall be applicable to this Trademark Agreement.

2. GRANT OF SECURITY INTEREST.

2.1. Security Interest; Assignment of Marks. As collateral security for the payment and performance in full of all of the Obligations, each Assignor hereby unconditionally grants to the Administrative Agent, for the benefit of the Lenders and the Agents, a continuing security interest in and first priority lien on the Pledged Trademarks, and pledges and mortgages (but does not transfer title to) the Pledged Trademarks to the Administrative Agent for the benefit of the Lenders and the Agents. In addition, each Assignor has executed in blank and delivered to the Administrative Agent an assignment of federally registered trademarks in substantially the form of Exhibit 1 hereto (the “Assignment of Marks”). Each Assignor hereby authorizes the Administrative Agent to complete as assignee and record with the PTO the Assignment of Marks upon the occurrence and during the continuance of an Event of Default and the proper exercise of the Administrative Agent’s remedies under this Trademark Agreement and the Credit Agreement.

2.2. Conditional Assignment. In addition to, and not by way of limitation of, the grant, pledge and mortgage of the Pledged Trademarks provided in §2.1, each Assignor grants, assigns, transfers, conveys and sets over to the Administrative Agent, for the benefit of the Lenders and the Agents, such Assignor’s entire right, title and interest in and to the Pledged Trademarks; provided that such grant, assignment, transfer and conveyance shall be and become of force and effect only (i) upon or after the occurrence and during the continuance of an Event of Default and (ii) either (A) upon the written demand of the Administrative Agent at any time during such continuance or (B) immediately and automatically (without notice or action of any kind by the Administrative Agent) upon an Event of Default for which acceleration of the Loans is automatic under the Credit Agreement or upon the sale or other disposition of or foreclosure upon the Collateral pursuant to the Credit Agreement and applicable law (including the transfer or other disposition of the Collateral by such Assignor to the Administrative Agent or its nominee in lieu of foreclosure).

2.3. Supplemental to Credit Agreement. Pursuant to the Credit Agreement each Assignor has granted to the Administrative Agent, for the benefit of the Lenders and the Agents, a continuing security interest in and lien on the Collateral (including the Pledged Trademarks). The Credit Agreement, and all rights and interests of the Administrative Agent in and to the Collateral (including the Pledged Trademarks) thereunder, are hereby ratified and confirmed in all respects. In no event shall this Trademark Agreement, the grant, assignment, transfer and conveyance of the Pledged Trademarks hereunder, or the recordation of this Trademark Agreement (or any document hereunder) with the PTO, adversely affect or impair, in any way or to any extent, the Credit Agreement, the security interest of the Administrative Agent in the Collateral (including the Pledged Trademarks) pursuant to the Credit Agreement and this Trademark Agreement, the attachment and perfection of such security interest under the Uniform Commercial Code (including the security interest in the Pledged Marks), or any present or future rights and interests of the Administrative Agent in and to the Collateral under or in connection with the Credit Agreement, this Trademark Agreement or the Uniform Commercial Code. Any and all rights and interests of the Administrative Agent in and to the Pledged Trademarks (and any and all obligations of each Assignor with respect to the Pledged Trademarks) provided herein, or arising hereunder or in connection herewith, shall only supplement and be cumulative and in addition to the rights and interests of the Administrative Agent (and the obligations of each Assignor) in, to or with respect to the Collateral (including the Pledged Trademarks) provided in or arising under or in connection with the Credit Agreement and shall not be in derogation thereof.

3. REPRESENTATIONS, WARRANTIES AND COVENANTS.

Each Assignor represents, warrants and covenants that: (i) Schedule A sets forth a true and complete list of all Trademarks and Trademark Registrations now owned, licensed, controlled or used by such Assignor; (ii) the Trademarks and Trademark Registrations are subsisting and have not been adjudged invalid or unenforceable, in whole or in part, and there is no litigation or proceeding pending concerning the validity or enforceability of the Trademarks or Trademark Registrations; (iii) to the best of such Assignor’s knowledge, each of the Trademarks and Trademark Registrations is valid and enforceable; (iv) to the best of such Assignor’s knowledge, there is no infringement by others of the Trademarks, Trademark Registrations or Trademark Rights; (v) no claim has been made that the use of any of the Trademarks does or may violate the rights of any third person, and to the best of such Assignor’s knowledge, there is no infringement by such Assignor of the trademark rights of others; (vi) such Assignor is the sole and exclusive owner of the entire and unencumbered right, title and interest in and to each of the Trademarks (other than ownership and other rights reserved by third party owners with respect to Trademarks that such Assignor is licensed to use), free and clear of any liens, charges, encumbrances and adverse claims, including pledges, assignments, licenses, registered user agreements and covenants by such Assignor not to sue third persons, other than the security interest and assignment created by the Credit Agreement and this Trademark Agreement; (vii) such Assignor has the unqualified right to enter into this Trademark Agreement and to perform its terms and has entered and will enter into written agreements with each of its present and future employees, agents, consultants, licensors and licensees that will enable such

Assignor to comply with the covenants herein contained; (viii) such Assignor has used, and will continue to use, proper statutory and other appropriate proprietary notices in connection with its use of the Trademarks; (ix) such Assignor has used, and will continue to use for the duration of this Trademark Agreement, standards of quality consistent with prudent business practices of businesses in a similar industry in its manufacture and provision of products and services sold or provided under the Trademarks; (x) this Trademark Agreement, together with the Credit Agreement, will create in favor of the Administrative Agent a valid and, with respect to the Trademarks that are registered with the PTO or any other Trademarks for which the system is applicable, perfected, first priority security interest in the Pledged Trademarks upon making the filings referred to in clause (xi) of this §3; and (xi) except for the filing of financing statements with the Secretary of States for the State of Florida for Mayor’s Fla, the State of Delaware for the U.S. Borrower, Birks U.S., Mayor’s IP, JBM Retail and JBM Venture, the Commonwealth of Puerto Rico for Jan Bell PR, and the District of Columbia for the Canadian Borrower under the Uniform Commercial Code and the recording of this Trademark Agreement with the PTO, no authorization, approval or other action by, and no notice to or filing with, any governmental or regulatory authority, agency or office in the United States is required either (A) for the grant by such Assignor or the effectiveness of the security interest and assignment granted hereby or for the execution, delivery and performance of this Trademark Agreement by such Assignor, or (B) for the perfection in the U.S. of or the exercise by the Administrative Agent of any of its rights and remedies hereunder.

4. INSPECTION RIGHTS.

Each Assignor hereby grants to each of the Agents and the Lenders and their respective employees and agents the right, upon 48 hour prior written notice to such Assignor, to visit such Assignor’s plants and facilities that manufacture, inspect or store products sold under any of the Trademarks, and to inspect the products and quality control records relating thereto at reasonable times during regular business hours, provided that Agents, Lenders and their respective employees and agents shall not disrupt the normal business operations of such Assignor.

5. NO TRANSFER OR INCONSISTENT AGREEMENTS.

Without the Administrative Agent’s prior written consent and except for licenses of the Pledged Trademarks in the ordinary course of any Assignor’s business consistent with its past practices, no Assignor will (i) mortgage, pledge, assign, encumber, grant a security interest in, transfer, license or alienate any of the Pledged Trademarks, or (ii) enter into any agreement (for example, a license agreement) that is inconsistent with such Assignor’s obligations under this Trademark Agreement or the Credit Agreement.

6. AFTER-ACQUIRED TRADEMARKS, ETC.

6.1. After-acquired Trademarks. If, before the Obligations shall have been finally paid and satisfied in full, any Assignor shall obtain any right, title or interest in or to any other or new Trademarks, Trademark Registrations or Trademark Rights, the provisions of this Trademark Agreement shall automatically apply thereto and such Assignor shall promptly provide to the Administrative Agent notice thereof in writing and execute and deliver to the Administrative Agent such documents or instruments as the Administrative Agent may reasonably request further to implement, preserve or evidence the Administrative Agent’s interest therein.

6.2. Amendment to Schedule. Each Assignor authorizes the Administrative Agent to modify this Trademark Agreement and the Assignment of Marks, without the necessity of any Assignor’s further approval or signature, by amending Exhibit A hereto and the Annex to the Assignment of Marks to include any future or other Trademarks, Trademark Registrations or Trademark Rights under §2 or §6; provided, however, that such Assignor shall not be deemed liable, in an Event of Default, of misrepresenting to the extent the Administrative Agent makes inaccurate modifications, and upon notice from such Assignor, the Administrative Agent shall correct any errors caused by it.

7. TRADEMARK PROSECUTION.

7.1. Assignors Responsible. Each Assignor shall assume full and complete responsibility for the prosecution, defense, enforcement or any other necessary or desirable actions in connection with the Pledged Trademarks, and shall hold each of the Administrative Agent and the Lenders harmless from any and all costs, damages, liabilities and expenses that may be incurred by the Administrative Agent or any Lender in connection with the Administrative Agent’s interest in the Pledged Trademarks or any other action or failure to act in connection with this Trademark Agreement or the transactions contemplated hereby. In respect of such responsibility, the Assignors shall retain trademark counsel acceptable to the Administrative Agent.

7.2. Assignors’ Duties, etc. Each Assignor shall have the right and the duty, through trademark counsel acceptable to the Administrative Agent, to prosecute diligently any trademark registration applications of the Trademarks pending as of the date of this Trademark Agreement or thereafter, to preserve and maintain all rights in the Trademarks and Trademark Registrations, including the filing of appropriate renewal applications and other instruments to maintain in effect the Trademark Registrations and the payment when due of all registration renewal fees and other fees, taxes and other expenses that shall be incurred or that shall accrue with respect to any of the Trademarks or Trademark Registrations. Any expenses incurred in connection with such applications and actions shall be borne by such Assignor. Each Assignor shall not abandon any filed trademark registration application, or any Trademark Registration or Trademark, without the consent of the Administrative Agent, which consent shall not be unreasonably withheld.

7.3. Assignors’ Enforcement Rights. Each Assignor shall have the right and the duty to bring suit or other action in such Assignor’s own name to maintain and enforce the Trademarks, the Trademark Registrations and the Trademark Rights. Any Assignor may require the Administrative Agent to join in such suit or action as necessary to assure such Assignor’s ability to bring and maintain any such suit or action in any proper forum if (but only if) the Administrative Agent is completely satisfied that such joinder will not subject the Administrative Agent or any Lender to any risk of liability. Each Assignor shall promptly, upon demand, reimburse and indemnify the Administrative Agent for all damages, costs and expenses, including reasonable legal fees, incurred by the Administrative Agent pursuant to this §7.3.

7.4. Protection of Trademarks, etc. In general, each Assignor shall take any and all such actions (including institution and maintenance of suits, proceedings or actions) as may be necessary or appropriate to properly maintain, protect, preserve, care for and enforce the Pledged Trademarks. Each Assignor shall not take or fail to take any action, nor permit any action to be taken or not taken by others under its control, that would adversely affect the validity, grant or enforcement of the Pledged Trademarks.

7.5. Notification by Assignors. Promptly upon obtaining knowledge thereof, the Assignors will notify the Administrative Agent in writing of the institution of, or any final adverse determination in, any proceeding in the PTO or any similar office or agency of the United States or any foreign country, or any court, regarding the validity of any of the Trademarks or Trademark Registrations or any Assignor’s rights, title or interests in and to the Pledged Trademarks, and of any event that does or could reasonably be expected to materially adversely affect the value of any of the Pledged Trademarks, the ability of any Assignor or the Administrative Agent to dispose of any of the Pledged Trademarks or the rights and remedies of the Administrative Agent in relation thereto (including but not limited to the levy of any legal process against any of the Pledged Trademarks).

8. REMEDIES.

Upon the occurrence and during the continuance of an Event of Default, the Administrative Agent shall have, in addition to all other rights and remedies given it by this Trademark Agreement (including, without limitation, those set forth in §2.2, the Credit Agreement and the other Loan Documents, those allowed by law and the rights and remedies of a secured party under the Uniform Commercial Code as enacted in the State of New York, and, without limiting the generality of the foregoing, the Administrative Agent may immediately, without demand of performance and without other notice (except as set forth next below) or demand whatsoever to any Assignor, all of which are hereby expressly waived, sell or license at public or private sale or otherwise realize upon the whole or from time to time any part of the Pledged Trademarks, or any interest that any Assignor may have therein, and after deducting from the proceeds of sale or other disposition of the Pledged Trademarks all expenses incurred by the Administrative Agent in attempting to enforce this Trademark Agreement (including all reasonable expenses for broker’s fees and legal services), shall apply the residue of such proceeds toward the payment of the Obligations as set forth in or by reference in the Credit Agreement. Notice of any sale, license or other disposition of the Pledged Trademarks shall be given to the Assignors at least ten (10) days before the time that any intended public sale or other public disposition of the Pledged Trademarks is to be made or after which any private sale or other private disposition of the Pledged Trademarks may be made, which each Assignor hereby agrees shall be reasonable notice of such public or private sale or other disposition. At any such sale or other disposition, the Administrative Agent may, to the extent permitted under applicable law, purchase or license the whole or any part of the Pledged Trademarks or interests therein sold, licensed or otherwise disposed of.

9. COLLATERAL PROTECTION.

If any Assignor shall fail to do any act that it has covenanted to do hereunder, or if any representation or warranty of any Assignor shall be breached, the Administrative Agent, in its own name or that of such Assignor (in the sole discretion of the Administrative Agent), may (but shall not be obligated to) do such act or remedy such breach (or cause such act to be done or such breach to be remedied), and the Assignors jointly and severally agree promptly to reimburse the Administrative Agent for any cost or expense incurred by the Administrative Agent in so doing.

10. POWER OF ATTORNEY.

If any Event of Default shall have occurred and be continuing, each Assignor does hereby make, constitute and appoint the Administrative Agent (and any officer or agent of the Administrative Agent as the Administrative Agent may select in its exclusive discretion) as such Assignor’s true and lawful attorney-in-fact, with full power of substitution and with the power to endorse such Assignor’s name on all applications, documents, papers and instruments necessary for the Administrative Agent to use the Pledged Trademarks, or to grant or issue any exclusive or nonexclusive license of any of the Pledged Trademarks to any third person, or to take any and all actions necessary for the Administrative Agent to assign, pledge, convey or otherwise transfer title in or dispose of any of the Pledged Trademarks or any interest of such Assignor therein to any third person, and, in general, to execute and deliver any instruments or documents and do all other acts that such Assignor is obligated to execute and do hereunder. Each Assignor hereby ratifies all that such attorney shall lawfully do or cause to be done by virtue hereof and releases each of the Administrative Agent and the Lenders from any claims, liabilities, causes of action or demands arising out of or in connection with any action taken or omitted to be taken by the Administrative Agent under this power of attorney (except for the Administrative Agent’s gross negligence or willful misconduct). This power of attorney is coupled with an interest and shall be irrevocable for the duration of this Trademark Agreement.

11. FURTHER ASSURANCES.

Each Assignor shall, at any time and from time to time, and at its expense, make, execute, acknowledge and deliver, and file and record as necessary or appropriate with governmental or regulatory authorities, agencies or offices, such agreements, assignments, documents and instruments, and do such other and further acts and things (including, without limitation, obtaining consents of third parties), as the Administrative Agent may reasonably request or as may be necessary or appropriate in order to implement and effect fully the intentions, purposes and provisions of this Trademark Agreement, or to assure and confirm to the Administrative Agent the grant, perfection and priority of the Administrative Agent’s security interest in the Pledged Trademarks.

12. TERMINATION.

At such time as all of the Obligations have been finally paid and satisfied in full, this Trademark Agreement shall terminate and the Administrative Agent shall, upon the written request and at the expense of the Assignors, execute and deliver to the applicable Assignor all deeds, assignments and other instruments, including, but not limited to, any filings with the PTO and termination statements under the Uniform Commercial Code, as may be necessary or proper to reassign and reconvey to and re-vest in the Assignors the entire right, title and interest to the Pledged Trademarks previously granted, assigned, transferred and conveyed to the Administrative Agent by the Assignors pursuant to this Trademark Agreement, as fully as if this Trademark Agreement had not been made, subject to any disposition of all or any part thereof that may have been made by the Administrative Agent pursuant hereto or the Credit Agreement.

13. COURSE OF DEALING.

No course of dealing between any Assignor and the Administrative Agent, nor any failure to exercise, nor any delay in exercising, on the part of the Administrative Agent, any right, power or privilege hereunder or under the Credit Agreement or any other agreement shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege hereunder or thereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

14. EXPENSES.

Any and all fees, costs and expenses, of whatever kind or nature, including the reasonable attorneys’ fees and expenses incurred by the Administrative Agent in connection with the preparation of this Trademark Agreement and all other documents relating hereto, the consummation of the transactions contemplated hereby or the enforcement hereof, the filing or recording of any documents (including all taxes in connection therewith) in public offices, the payment or discharge of any taxes, counsel fees, maintenance or renewal fees, encumbrances, or otherwise protecting, maintaining or preserving the Pledged Trademarks, or in defending or prosecuting any actions or proceedings arising out of or related to the Pledged Trademarks, shall be borne and paid by the Assignors.

15. OVERDUE AMOUNTS.

Until paid, all amounts due and payable by any Assignor hereunder shall be a debt secured by the Pledged Trademarks and other Collateral and shall bear, whether before or after judgment, interest at the rate of interest for overdue principal set forth in the Credit Agreement.

16. NO ASSUMPTION OF LIABILITY; INDEMNIFICATION.

NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN, NEITHER THE ADMINISTRATIVE AGENT NOR ANY LENDER ASSUMES ANY LIABILITIES OF ANY ASSIGNOR WITH RESPECT TO ANY CLAIM OR CLAIMS REGARDING SUCH ASSIGNOR’S OWNERSHIP OR PURPORTED OWNERSHIP OF, OR RIGHTS OR PURPORTED RIGHTS ARISING FROM, ANY OF THE PLEDGED TRADEMARKS OR ANY USE, LICENSE OR SUBLICENSE THEREOF, WHETHER ARISING OUT OF ANY PAST, CURRENT OR FUTURE EVENT, CIRCUMSTANCE, ACT OR OMISSION OR OTHERWISE. ALL OF SUCH LIABILITIES SHALL BE EXCLUSIVELY THE RESPONSIBILITY OF THE ASSIGNORS, AND THE ASSIGNORS SHALL JOINTLY AND SEVERALLY INDEMNIFY THE ADMINISTRATIVE AGENT AND THE LENDERS FOR ANY AND ALL COSTS, EXPENSES, DAMAGES AND CLAIMS, INCLUDING LEGAL FEES, INCURRED BY THE ADMINISTRATIVE AGENT OR ANY LENDER WITH RESPECT TO SUCH LIABILITIES.

17. NOTICES.

All notices and other communications made or required to be given pursuant to this Trademark Agreement shall be in writing and shall be delivered in hand, mailed by United States registered or certified first-class mail, postage prepaid, or sent by telegraph, telecopy or telex and confirmed by delivery via courier or postal service, addressed as follows:

(a) if to any Assignor, at 5870 North Hiatus Road, Tamarac, FL 33321, Attention: Marc Weinstein, Chief Administrative Officer, or at such other address for notice as the Assignors shall last have furnished in writing to the person giving the notice, with copies to Holland & Knight LLP, 701 Brickell Avenue, Suite 3000, Miami, Florida 33131, Attention: Tammy Knight, Esq.; and

(b) if to the Administrative Agent, at 40 Broad Street, Boston Massachusetts 02109, Attention: Keith F. Vercauteren, Director, or at such other address for notice as the Administrative Agent shall last have furnished in writing to the person giving the notice.

Any such notice or demand shall be deemed to have been duly given or made and to have become effective (i) if delivered by hand to a responsible officer of the party to which it is directed, at the time of the receipt thereof by such officer, (ii) if sent by registered or certified first-class mail, postage prepaid, two (2) Business Days after the posting thereof, and (iii) if sent by telegraph, telecopy, or telex, at the time of the dispatch thereof, if in normal business hours in the country of receipt, or otherwise at the opening of business on the following Business Day.

18. AMENDMENT AND WAIVER.

This Trademark Agreement is subject to modification in accordance with §16.12 of the Credit Agreement, except as provided in §6.2. The Administrative Agent shall not be deemed to have waived any right hereunder unless such waiver shall be in writing and signed by the Administrative Agent and the Required Lenders. A waiver on any one occasion shall not be construed as a bar to or waiver of any right on any future occasion.

19. GOVERNING LAW; CONSENT TO JURISDICTION.

THIS TRADEMARK AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (EXCLUDING THE LAWS APPLICABLE TO CONFLICTS OR CHOICE OF LAW (OTHER THAN THE NEW YORK GENERAL OBLIGATIONS LAW §5-1401)). Each Assignor agrees that any suit for the enforcement of this Trademark Agreement may be brought in the courts of the State of New York or any federal court sitting therein and consents to the non-exclusive jurisdiction of such court and to service of process in any such suit being made upon such Assignor by mail at the address specified in §17. Each Assignor hereby waives any objection that it may now or hereafter have to the venue of any such suit or any such court or that such suit is brought in an inconvenient court.

20. WAIVER OF JURY TRIAL.

EACH OF THE PARTIES HERETO HEREBY WAIVES ITS RIGHT TO A JURY TRIAL WITH RESPECT TO ANY ACTION OR CLAIM ARISING OUT OF ANY

DISPUTE IN CONNECTION WITH THIS TRADEMARK AGREEMENT, ANY RIGHTS OR OBLIGATIONS HEREUNDER OR THE PERFORMANCE OF ANY SUCH RIGHTS OR OBLIGATIONS. Except as prohibited by law, each Assignor waives any right which it may have to claim or recover in any litigation referred to in the preceding sentence any special, exemplary, punitive or consequential damages or any damages other than, or in addition to, actual damages. Each Assignor (i) certifies that neither the Administrative Agent or any Lender nor any representative, agent or attorney of the Administrative Agent or any Lender has represented, expressly or otherwise, that the Administrative Agent or any Lender would not, in the event of litigation, seek to enforce the foregoing waivers, and (ii) acknowledges that, in entering into the Credit Agreement and the other Loan Documents to which the Administrative Agent or any Lender is a party, the Administrative Agent and the Lenders are relying upon, among other things, the waivers and certifications contained in this §20.

21. MISCELLANEOUS.

The headings of each section of this Trademark Agreement are for convenience only and shall not define or limit the provisions thereof. This Trademark Agreement and all rights and obligations hereunder shall be binding upon each Assignor and its respective successors and assigns, and shall inure to the benefit of the Agents, the Lenders and their respective successors and assigns. In the event of any irreconcilable conflict between the provisions of this Trademark Agreement and the Credit Agreement, the provisions of the Credit Agreement shall control. If any term of this Trademark Agreement shall be held to be invalid, illegal or unenforceable, the validity of all other terms hereof shall in no way be affected thereby, and this Trademark Agreement shall be construed and be enforceable as if such invalid, illegal or unenforceable term had not been included herein. Each Assignor acknowledges receipt of a copy of this Trademark Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, this Trademark Agreement has been executed as of the day and year first above written.

BIRKS & MAYORS INC.

By:	/s/ Thomas A. Andruskevich
Name:	Thomas A. Andruskevich
Title:	President and Chief
Executive Officer

By:	/s/ Marco Pasteris
Name:	Marco Pasteris
Title:	Group Vice-President, Finance

MAYOR’S JEWELERS, INC.
MAYOR’S JEWELERS OF FLORIDA, INC.
MAYOR’S JEWELERS INTELLECTUAL PROPERTY HOLDING COMPANY
JBM RETAIL COMPANY, INC.
JBM VENTURE CO., INC.
JAN BELL MARKETING-PUERTO RICO, INC.

By:	/s/ Thomas A. Andruskevich
Name:	Thomas A. Andruskevich
Title:	President

By:	/s/ Marco Pasteris
Name:	Marco Pasteris
Title:	Group Vice-President, Finance

HENRY BIRKS & SONS U.S., INC.

By:	/s/ Thomas A. Andruskevich
Name:	Thomas A. Andruskevich
Title:	President

BANK OF AMERICA, N.A.,
as Administrative Agent

By:	/s/ Keith F. Vercauteren
Name:	Keith F. Vercauteren
Title:	Director

CERTIFICATE OF ACKNOWLEDGMENT

COMMONWEALTH OR STATE OF )
) ss.
COUNTY OF )

Before me, the undersigned, a Notary Public in and for the county aforesaid, on this __ day of January, 2006, personally appeared Thomas A. Andruskevich to me known personally, and who, being by me duly sworn, deposes and says that he is the President of Mayor’s Jewelers, Inc., Mayor’s Jewelers of Florida, Inc., Henry Birks & Sons U.S., Inc., Mayor’s Jewelers Intellectual Property Holding Company, JBM Retail Company, Inc., JBM Venture Co., Inc. and Jan Bell Marketing-Puerto Rico, Inc. and the President and Chief Executive Officer of Birks & Mayors, and that said instrument was signed and sealed on behalf of said corporation by authority of its Board of Directors, and said Thomas A. Andruskevich acknowledged said instrument to be the free act and deed of said corporation.

/s/ BADIS BESBES
Notary Public
My commission expires:

CERTIFICATE OF ACKNOWLEDGMENT

CANADA, PROVINCE OF QUÉBEC, CITY OF MONTREAL

On December 23, 2005, before me appeared Marco Pasteris, the person who signed this instrument, who acknowledged that he is the Group Vice-President, Finance of Birks & Mayors Inc., Mayor’s Jewelers, Inc., Mayor’s Jewelers of Florida, Inc., Mayor’s Jewelers Intellectual Property Holding Company, JBM Retail Company, Inc., JBM Venture Co., Inc. and Jan Bell Marketing-Puerto Rico, Inc. and that being duly authorized he signed such instrument as a free act on behalf of Birks & Mayors Inc., Mayor’s Jewelers, Inc., Mayor’s Jewelers of Florida, Inc., Mayor’s Jewelers Intellectual Property Holding Company, JBM Retail Company, Inc., JBM Venture Co., Inc. and Jan Bell Marketing-Puerto Rico, Inc.

/s/ Benoit Lavigne
Commissioner of Oaths for all Districts

SCHEDULE A

Birks & Mayors Inc.

Trademark Registrations & Applications

Country	Trademark	Class	App. No.	Reg. No.	Status	Reg. Date	Exp. Date
United States	Birks	8,9,11,14,16,18, 20, 21	73/184,789	1,156,142	Registered	6/2/1981	6/2/2011

United States	The Amorique Diamond & Design	14	78/675,708	Pending	Pending	Pending	Pending

United States	El Diamante Amorique & Design	14	78/675,715	Pending	Pending	Pending	Pending

United States	Birks Blue	14	78/287,448	2925048	Registered	2/8/2005	2/8/2015

United States	Needlefish	14	78/414,122	Pending	Pending	Pending	Pending

United States	Birks & Design	8,14,18, 20, 21	78/258,114	Pending	Pending	Pending	Pending

Mayor’s Jewelers, Inc. Trademark Registrations & Applications

Country	Trademark	Class	App. No.	Reg. No.	Status	Reg. Date	Exp. Date
United States	ON OUR OWN	42	73/579350	1,432,463	Registered	3/10/1987	3/10/2007

Mayor’s Jewelers of Florida, Inc. Trademark Registrations & Applications

Country	Trademark	Class	App. No.	Reg. No.	Status	Reg. Date	Exp. Date
United States	Mayor’s Old Logo Maier & Berkele New Logo New Logo New Logo New Logo New Logo New Logo True Luxury Is Inside Jewelry Box (Misc Design) Mayor’s Moment Collection & Design	14, 36 35 35 14 36 35 36 36 37 35 14 14	73/688,457 75/893,240 75/893,241 78/028,446 78/028,447 78/028,448 78/028,449 78/028,450 78/028,451 78/028,453 76/307,210 76/533,618	1,490,121 2,423,283 2,423,284 2,637,324 2,610,708 2,490,986 2,596,048 2,610,709 2,610,710 2,490,987 2,715,142 2,929,450	Registered Registered Registered Registered Registered Registered Registered Registered Registered Registered Registered Registered	5/31/1988 1/23/2001 1/23/2001 10/15/2002 8/20/2002 9/18/2001 7/16/2002 8/20/2002 8/20/2002 9/18/2001 5/13/2003 3/1/2005	5/31/2008 1/23/2011 1/23/2011 10/15/2012 8/20/2012 9/18/2011 7/16/2012 8/20/2012 8/20/2012 9/18/2011 5/13/2013 3/1/2015

Argentina	Mayor’s (old logo) Mayor’s (old logo)	14 42	1,926,214 1,926,215	1,552,604 1,552,605	Registered Registered	2/28/1995 2/28/1995	2/28/2015 2/28/2015

Brazil	Mayor’s (old logo) Mayor’s (old logo)	9.05 14.10/20/30	817,523,839 817,523,847	817,523,839 817,523,847	Registered Registered	1/23/1996 11/28/1995	1/23/2016 11/28/2015

Chile	Mayor’s Mayor’s (old logo)	14 14	254,772 292,106	696280 479,099	Registered Registered	5/20/1994 2/6/1997	6/29/2014 2/6/2007

Colombia	Mayor’s (old logo) Mayor’s (old logo)	14 42	410,962 406,750	155,119 156,688	Registered Registered	4/11/1994 4/28/1994	4/11/2014 4/28/2014

Ecuador	Mayor’s (old logo) Mayor’s (old logo)	14 Commercial Name	44,088 3,675	4846-94 0497-94	Registered Registered	12/30/1994 12/30/1994	12/30/2014 12/30/2014

European Union	Mayor’s New Logo	14, 35 & 36 14, 35	1,637,529 2,073,963	1,637,529 2,073,963	Registered Registered	4/3/2002 1/14/2003	5/3/2010 2/5/2011

Mexico	Mayor’s (stylized)	14	197,184	467735	Abandoned	Abandoned	Abandoned

Panama	Mayor’s Mayor’s	14 42	094468 069806	094468 069806	Registered Registered	6/18/1998 7/27/1995	6/18/2008 7/27/2015

Venezuela	Mayor’s (old logo)	Commercial Name	99-149,338	Pending	Pending	Pending	Pending

Mayor’s Jewelers Intellectual Property Holding Company Trademark Registrations & Applications

Country	Trademark	Class	App. No.	Reg. No.	Status	Reg. Date	Exp. Date
United States	Mayor’s	35, 36, 37, 42	73/361,034	1,236,663	Registered	5/3/1983	5/3/2013

JBM Venture Co., Inc. Trademark Registrations & Applications

Country	Trademark	Class	App. No.	Reg. No.	Status	Reg. Date	Exp. Date
United States	BUECHE-GIROD	14	73/712762	1,508,071	Registered	10/11/1998	10/11/2008

EXHIBIT 1

ASSIGNMENT OF TRADEMARKS AND SERVICE MARKS (U.S.)

WHEREAS, Birks & Mayors Inc. (f/k/a Henry Birks & Sons Inc.), a Canadian corporation (the “Canadian Borrower”), Mayor’s Jewelers, Inc., a Delaware corporation (the “U.S. Borrower”, and together with the Canadian Borrower, the “Borrowers”), Mayor’s Jewelers of Florida, Inc., a Florida corporation (“Mayor’s Fla”), Mayor’s Jewelers Intellectual Property Holding Company, a Delaware corporation (“Mayor’s IP”), JBM Retail Company, Inc., a Delaware corporation (“JBM Retail”), JBM Venture Co., Inc., a Delaware corporation (“JBM Venture”), Jan Bell Marketing-Puerto Rico, Inc., a Puerto Rican corporation (“Jan Bell PR”), and Henry Birks & Sons U.S., Inc., a Delaware corporation (“Birks U.S.”, and together with the Borrowers, Mayor’s Fla, Mayor’s IP, JBM Retail, JBM Venture and Jan Bell PR, the “Assignors”), have adopted and used and are using the trademarks and service marks (the “Marks”) identified on the Annex hereto, and are the owners of the registrations of and pending registration applications for such Marks in the United States Patent and Trademark Office identified on such Annex; and

WHEREAS,                     , a                             , having a place of business at                              (the “Assignee”), is desirous of acquiring the Marks and the registrations thereof and registration applications therefor;

NOW, THEREFORE, for good and valuable consideration, receipt of which is hereby acknowledged, each Assignor does hereby assign, sell and transfer unto the Assignee all right, title and interest in and to the Marks, together with (i) the registrations of and registration applications for the Marks, (ii) the goodwill of the business symbolized by and associated with the Marks and the registrations thereof, and (iii) the right to sue and recover for, and the right to profits or damages due or accrued arising out of or in connection with, any and all past, present or future infringements or dilution of or damage or injury to the Marks or the registrations thereof or such associated goodwill.

This Assignment of Trademarks and Service Marks (U.S.) is intended to and shall take effect as a sealed instrument at such time as the Assignee shall complete this instrument by inserting its name in the second paragraph above and signing its acceptance of this Assignment of Trademarks and Service Marks (U.S.) below.

IN WITNESS WHEREOF, each Assignor, by its duly authorized officer, has executed this assignment on this      day of                     , 20    .

BIRKS & MAYORS INC.

By:	/s/ Thomas A. Andruskevich
Name:	Thomas A. Andruskevich
Title:	President and Chief
Executive Officer

By:	/s/ Marco Pasteris
Name:	Marco Pasteris
Title:	Group Vice-President, Finance

MAYOR’S JEWELERS, INC.
MAYOR’S JEWELERS OF FLORIDA, INC.
MAYOR’S JEWELERS INTELLECTUAL PROPERTY HOLDING COMPANY
JBM RETAIL COMPANY, INC.
JBM VENTURE CO., INC.
JAN BELL MARKETING-PUERTO RICO, INC.

By:	/s/ Thomas A. Andruskevich
Name:	Thomas A. Andruskevich
Title:	President

By:	/s/ Marco Pasteris
Name:	Marco Pasteris
Title:	Group Vice-President, Finance

HENRY BIRKS & SONS U.S., INC.

By:	/s/ Thomas A. Andruskevich
Name:	Thomas A. Andruskevich
Title:	President

The foregoing assignment of the Marks and the registrations thereof and registration applications therefor by each Assignor to the Assignee is hereby accepted as of the      day of                     , 200  .

By:
Name:
Title:

CERTIFICATE OF ACKNOWLEDGMENT

COMMONWEALTH OR STATE OF )
) ss.
COUNTY OF )

Before me, the undersigned, a Notary Public in and for the county aforesaid, on this        day of January, 2006, personally appeared Thomas A. Andruskevich to me known personally, and who, being by me duly sworn, deposes and says that he is the President of Mayor’s Jewelers, Inc., Mayor’s Jewelers of Florida, Inc., Henry Birks & Sons U.S., Inc., Mayor’s Jewelers Intellectual Property Holding Company, JBM Retail Company, Inc., JBM Venture Co., Inc. and Jan Bell Marketing-Puerto Rico, Inc. and the President and Chief Executive Officer of Birks & Mayors, and that said instrument was signed and sealed on behalf of said corporation by authority of its Board of Directors, and said Thomas A. Andruskevich acknowledged said instrument to be the free act and deed of said corporation.

/s/ BADIS BESBES
Notary Public
My commission expires:

CERTIFICATE OF ACKNOWLEDGMENT

CANADA, PROVINCE OF QUÉBEC, CITY OF MONTREAL

On December 23, 2005, before me appeared Marco Pasteris, the person who signed this instrument, who acknowledged that he is the Group Vice-President, Finance of Birks & Mayors Inc., Mayor’s Jewelers, Inc., Mayor’s Jewelers of Florida, Inc., Mayor’s Jewelers Intellectual Property Holding Company, JBM Retail Company, Inc., JBM Venture Co., Inc. and Jan Bell Marketing-Puerto Rico, Inc. and that being duly authorized he signed such instrument as a free act on behalf of Birks & Mayors Inc., Mayor’s Jewelers, Inc., Mayor’s Jewelers of Florida, Inc., Mayor’s Jewelers Intellectual Property Holding Company, JBM Retail Company, Inc., JBM Venture Co., Inc. and Jan Bell Marketing-Puerto Rico, Inc.

/s/ Benoit Lavigne
Commissioner of Oaths for all Districts

ANNEX

Birks & Mayors Inc.

Trademark Registrations & Applications

Country	Trademark	Class	App. No.	Reg. No.	Status	Reg. Date	Exp. Date
United States	Birks	8, 9, 11,14, 16, 18, 20, 21	73/184,789	1,156,142	Registered	6/2/1981	6/2/2011

United States	The Amorique Diamond & Design	14	78/675,708	Pending	Pending	Pending	Pending

United States	El Diamante Amorique & Design	14	78/675,715	Pending	Pending	Pending	Pending

United States	Birks Blue	14	78/287,448	2925048	Registered	2/8/2005	2/8/2015

United States	Needlefish	14	78/414,122	Pending	Pending	Pending	Pending

United States	Birks & Design	8,14,18, 20, 21	78/258,114	Pending	Pending	Pending	Pending

Mayor’s Jewelers, Inc. Trademark Registrations & Applications

Country	Trademark	Class	App. No.	Reg. No.	Status	Reg. Date	Exp. Date
United States	ON OUR OWN	42	73/579350	1,432,463	Registered	3/10/1987	3/10/2007

Mayor’s Jewelers of Florida, Inc. Trademark Registrations & Applications

Country	Trademark	Class	App. No.	Reg. No.	Status	Reg. Date	Exp. Date
United States	Mayor’s Old Logo Maier & Berkele New Logo New Logo New Logo New Logo New Logo New Logo True Luxury Is Inside Jewelry Box (Misc Design) Mayor’s Moment Collection & Design	14, 36 35 35 14 36 35 36 36 37 35 14 14	73/688,457 75/893,240 75/893,241 78/028,446 78/028,447 78/028,448 78/028,449 78/028,450 78/028,451 78/028,453 76/307,210 76/533,618	1,490,121 2,423,283 2,423,284 2,637,324 2,610,708 2,490,986 2,596,048 2,610,709 2,610,710 2,490,987 2,715,142 2,929,450	Registered Registered Registered Registered Registered Registered Registered Registered Registered Registered Registered Registered	5/31/1988 1/23/2001 1/23/2001 10/15/2002 8/20/2002 9/18/2001 7/16/2002 8/20/2002 8/20/2002 9/18/2001 5/13/2003 3/1/2005	5/31/2008 1/23/2011 1/23/2011 10/15/2012 8/20/2012 9/18/2011 7/16/2012 8/20/2012 8/20/2012 9/18/2011 5/13/2013 3/1/2015

Argentina	Mayor’s (old logo) Mayor’s (old logo)	14 42	1,926,214 1,926,215	1,552,604 1,552,605	Registered Registered	2/28/1995 2/28/1995	2/28/2015 2/28/2015

Brazil	Mayor’s (old logo) Mayor’s (old logo)	9.05 14.10/20/30	817,523,839 817,523,847	817,523,839 817,523,847	Registered Registered	1/23/1996 11/28/1995	1/23/2016 11/28/2015

Chile	Mayor’s Mayor’s (old logo)	14 14	254,772 292,106	696280 479,099	Registered Registered	5/20/1994 2/6/1997	6/29/2014 2/6/2007

Colombia	Mayor’s (old logo) Mayor’s (old logo)	14 42	410,962 406,750	155,119 156,688	Registered Registered	4/11/1994 4/28/1994	4/11/2014 4/28/2014

Ecuador	Mayor’s (old logo) Mayor’s (old logo)	14 Commercial Name	44,088 3,675	4846-94 0497-94	Registered Registered	12/30/1994 12/30/1994	12/30/2014 12/30/2014

European Union	Mayor’s New Logo	14, 35 & 36 14, 35	1,637,529 2,073,963	1,637,529 2,073,963	Registered Registered	4/3/2002 1/14/2003	5/3/2010 2/5/2011

Mexico	Mayor’s (stylized)	14	197,184	467735	Abandoned	Abandoned	Abandoned

Panama	Mayor’s Mayor’s	14 42	094468 069806	094468 069806	Registered Registered	6/18/1998 7/27/1995	6/18/2008 7/27/2015

Venezuela	Mayor’s (old logo)	Commercial Name	99-149,338	Pending	Pending	Pending	Pending

Mayor’s Jewelers Intellectual Property Holding Company Trademark Registrations & Applications

Country	Trademark	Class	App. No.	Reg. No.	Status	Reg. Date	Exp. Date
United States	Mayor’s	35, 36, 37, 42	73/361,034	1,236,663	Registered	5/3/1983	5/3/2013

JBM Venture Co., Inc. Trademark Registrations & Applications

Country	Trademark	Class	App. No.	Reg. No.	Status	Reg. Date	Exp. Date
United States	BUECHE-GIROD	14	73/712762	1,508,071	Registered	10/11/1998	10/11/2008

Exhibit 10.11

EXECUTION VERSION

INTERCOMPANY SUBROGATION

AND CONTRIBUTION AGREEMENT

INTERCOMPANY INDEMNITY, SUBROGATION AND CONTRIBUTION AGREEMENT dated as of January 19, 2006 (this “Agreement”), between Mayor’s Jewelers, Inc., a Delaware corporation (the “U.S. Borrower”), and Birks & Mayors Inc. (f/k/a Henry Birks & Sons Inc.), a Canadian corporation (the “Canadian Borrower”, and together with the U.S. Borrower, the “Borrowers”).

WHEREAS, the Borrowers are parties to a certain Revolving Credit, Tranche B Loan and Security Agreement of even date herewith (as amended and in effect from time to time, the “Credit Agreement”), among the Borrowers, Bank of America, N.A., a national banking association, as administrative agent (hereinafter, in such capacity, the “Administrative Agent”) for itself and the other U.S. lending institutions party thereto (hereinafter, collectively, the “U.S. Lenders”), Bank of America, N.A. (acting through its Canada branch), a national banking association, as Canadian agent (hereinafter, in such capacity, the “Canadian Agent”, and together with the Administrative Agent, the “Agents”) for itself and the other Canadian lending institutions party thereto (hereinafter, collectively, the “Canadian Lenders”, and together with the U.S. Lenders, the “Lenders”), the Lenders and GMAC Commercial Finance LLC, as syndication agent;

WHEREAS, capitalized terms which are used but not defined herein and which are defined in the Credit Agreement shall have the same meanings herein as in the Credit Agreement;

WHEREAS, the Lenders have agreed to make loans and otherwise extend credit to the Borrowers upon the terms and subject to the conditions contained in the Credit Agreement;

WHEREAS, pursuant to the Credit Agreement, (i) the U.S. Borrower has guaranteed to the Lenders and the Agents the payment and performance by the Canadian Borrower of its obligations to the Lenders and the Agents under or in respect of the Credit Agreement and the other Loan Documents, and (ii) the Canadian Borrower has guaranteed to the Lenders and the Agents the payment and performance by the U.S. Borrower of its obligations to the Lenders and the Agents under or in respect of the Credit Agreement and the other Loan Documents (each such respective guarantee obligation, a “Guaranty”); and

WHEREAS, the obligations of the Lenders to make Loans, and of the Administrative Agent and the Canadian Agent, as applicable, to issue, extend and renew Letters of Credit, under the Credit Agreement are conditioned on, among other things, the execution and delivery by the Borrowers of an agreement in the form hereof;

NOW, THEREFORE, the U.S. Borrower and the Canadian Borrower hereby agree as follows:

§1. Indemnity and Subrogation. In addition to all such rights of indemnity and subrogation as the Borrowers may have under applicable law, each Borrower agrees that:

(a) in the event a payment shall be made by any Borrower under the Guaranty contained within the Credit Agreement, the other Borrower shall indemnify such Borrower for the full amount of such payment and such Borrower shall be subrogated to the rights of the person to whom such payment shall have been made to the extent of such payment; and

(b) in the event any assets of any Borrower shall be sold pursuant to any mortgage, security agreement or similar instrument or agreement to satisfy a claim of any Lender or any Agent under the Guaranty, the other Borrower shall indemnify such Borrower in an amount equal to the greater of the book value or the fair market value of the assets so sold.

The liability of each Borrower pursuant to this §1 shall be reduced to the extent the proceeds of any Loans or other credit extended under the Credit Agreement are made available to and used by the other Borrower in its business and operations.

§2. Indemnity Payments.

(a) To the extent that the aggregate Outstanding Amount of Credit Extensions to the Canadian Borrower exceeds the Canadian Borrowing Base, the Canadian Borrower shall, on the fifteenth Business Day of each fiscal quarter, make a payment to the U.S. Borrower in an amount equal to two percent (2.0%) of the Dollar Equivalent of the average daily amount of such excess for the immediately preceding fiscal quarter.

(b) To the extent that the aggregate Outstanding Amount of Credit Extensions to the U.S. Borrower exceeds the U.S. Borrowing Base, the U.S. Borrower shall, on the fifteenth Business Day of each fiscal quarter, make a payment to the Canadian Borrower in an amount equal to two percent (2.0%) of the CD$ Equivalent of the average daily amount of such excess for the immediately preceding fiscal quarter.

§3. Subordination. Notwithstanding any provision of this Agreement to the contrary, all rights of the Borrowers under §§1 and 2 and all other rights of indemnity, contribution, subrogation, reimbursement and contribution under applicable law or otherwise shall be fully subordinated to the indefeasible payment in full of all of the Obligations.

§4. Termination. This Agreement shall survive and be in full force and effect so long as any Obligation is outstanding and has not been indefeasibly paid in full, and so long as any of the Commitments have not been terminated, and shall continue to be effective or be reinstated, as the case may be, if at any time payment, or any part of any Obligation is rescinded or must otherwise be restored by any Lender, the Administrative Agent, the Canadian Agent or any Borrower upon the bankruptcy or reorganization of the other Borrower or otherwise.

§5. No Waiver; Amendment. No failure on the part of the Administrative Agent, the Canadian Agent or any Borrower to exercise, and no delay in exercising, any right, power or remedy under the Credit Agreement or hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy by the Administrative Agent, the Canadian Agent or any Borrower preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. None of the Administrative Agent and the Borrowers shall be deemed to have waived any rights hereunder unless such waiver shall be in writing and signed by such parties. No Borrower may amend any provision of this Agreement (and any such attempted amendment shall be void) except as provided in §16.12 of the Credit Agreement.

§6. Notices. All communications and notices hereunder shall be in writing and shall be addressed and given as provided in or by reference in the Credit Agreement.

§7. Binding Agreement; Assignments. Whenever in this Agreement any of the parties hereto is referred to, such reference shall be deemed to include the successors and assigns of such party; and all covenants, promises and agreements by or on behalf of the parties that are contained in this Agreement shall bind and inure to the benefit of their respective successors and assigns. No Borrower may assign or transfer any of its rights or obligations hereunder (and any such attempted assignment or transfer shall be void) except as provided in §16.12 of the Credit Agreement.

§8. Severability. In case any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, no party hereto shall be required to comply with such provision for so long as such provision is held to be invalid, illegal or unenforceable, but the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby. The parties shall endeavor in good faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

§9. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute but one instrument. This Agreement shall be effective with respect to any Borrower when a counterpart bearing the signature of such Borrower shall have been delivered to the Administrative Agent.

§10. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (EXCLUDING THE LAWS APPLICABLE TO CONFLICTS OR CHOICE OF LAW (OTHER THAN THE NEW YORK GENERAL OBLIGATIONS LAW §5-1401)).

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date first appearing above.

MAYOR’S JEWELERS, INC.

By:	/s/ Thomas A. Andruskevich
Name:	Thomas A. Andruskevich
Title:	President

By:	/s/ Marco Pasteris
Name:	Marco Pasteris
Title:	Group Vice-President, Finance

BIRKS & MAYOR’S INC.

By:	/s/ Thomas A. Andruskevich
Name:	Thomas A. Andruskevich
Title:	President and Chief Executive Officer

By:	/s/ Marco Pasteris
Name:	Marco Pasteris
Title:	Group Vice-President, Finance

(Signature Page to Cross-Indemnity Agreement)

ACKNOWLEDGED AND AGREED:

BANK OF AMERICA, N.A., as Administrative Agent

By:	/s/ Keith F. Vercauteren
Name:	Keith F. Vercauteren
Title:	Director

(Signature Page to Cross-Indemnity Agreement)

Exhibit 10.12

EXECUTION VERSION

GUARANTY

GUARANTY, dated as of January 19, 2006, by MAYOR’S JEWELERS OF FLORIDA, INC., a Florida corporation, HENRY BIRKS & SONS U.S., INC., a Delaware corporation, MAYOR’S JEWELERS INTELLECTUAL PROPERTY HOLDING COMPANY, a Delaware corporation, JBM RETAIL COMPANY, INC., a Delaware corporation, JBM VENTURE CO., INC., a Delaware corporation, JAN BELL MARKETING-PUERTO RICO, INC., a Puerto Rican corporation (collectively, the “Guarantors”, and each individually, a “Guarantor”), in favor of (i) Bank of America, N.A., a national banking association, as administrative agent (hereinafter, in such capacity, the “Administrative Agent”) for itself and the other U.S. lending institutions (hereinafter, collectively, the “U.S. Lenders”), which are or may become parties to the Credit Agreement (as defined below), (ii) Bank of America, N.A. (acting through its Canada branch), a national banking association, as Canadian agent (hereinafter, in such capacity, the “Canadian Agent”, and together with the Administrative Agent, the “Agents”) for itself and the other Canadian lending institutions (hereinafter, collectively, the “Canadian Lenders”, and together with the U.S. Lenders, the “Lenders”) which are or may become parties to the Credit Agreement (as defined below) and (iii) each of the Lenders, which are or may become parties to the Revolving Credit, Tranche B Loan and Security Agreement of even date herewith (as amended and in effect from time to time, the “Credit Agreement”), among Mayor’s Jewelers, Inc., a Delaware corporation (the “U.S. Borrower”), Birks & Mayors Inc. (f/k/a Henry Birks & Sons Inc.), a Canadian corporation (the “Canadian Borrower”, and together with the U.S. Borrower, the “Borrowers”), the other Subsidiaries of the Borrowers parties thereto, the Lenders and the Agents.

WHEREAS, the Borrowers and the Guarantors are members of a group of related corporations, the success of any one of which is dependent in part on the success of the other members of such group;

WHEREAS, each Guarantor expects to receive substantial direct and indirect benefits from the extensions of credit to the Borrowers by the Lenders pursuant to the Credit Agreement (which benefits are hereby acknowledged);

WHEREAS, it is a condition precedent to the Lenders’ making any loans or otherwise extending credit to the Borrowers under the Credit Agreement that each Guarantor execute and deliver to the Administrative Agent, for the benefit of the Lenders and the Agents, a guaranty substantially in the form hereof; and

WHEREAS, each Guarantor wishes to guaranty the Borrower’s obligations to the Lenders and the Agents under or in respect of the Credit Agreement as provided herein;

NOW, THEREFORE, each Guarantor hereby agrees with the Lenders and the Agents as follows:

1. Definitions. The term “Obligations” and all other capitalized terms used herein without definition shall have the respective meanings provided therefor in the Credit Agreement.

2. Guaranty of Payment and Performance. Each Guarantor hereby guarantees to the Lenders and the Agents the full and punctual payment when due (whether at stated maturity,

by required pre-payment, by acceleration or otherwise), as well as the performance, of all of the Obligations including all such which would become due but for the operation of the automatic stay pursuant to §362(a) of the Federal Bankruptcy Code and the operation of §§502(b) and 506(b) of the Federal Bankruptcy Code. This Guaranty is an absolute, unconditional and continuing guaranty of the full and punctual payment and performance of all of the Obligations and not of their collectibility only and is in no way conditioned upon any requirement that any Agent or any Lender first attempt to collect any of the Obligations from any Borrower or resort to any collateral security or other means of obtaining payment. Should any Borrower default in the payment or performance of any of the Obligations, the obligations of each Guarantor hereunder with respect to such Obligations in default shall, upon demand by the Administrative Agent, become immediately due and payable to the Administrative Agent, for the benefit of the Lenders and the Agents, without demand or notice of any nature, all of which are expressly waived by each Guarantor. Payments by any Guarantor hereunder may be required by the Administrative Agent on any number of occasions. All payments by any Guarantor hereunder shall be made to the Administrative Agent, in the manner and at the place of payment specified therefor in the Credit Agreement, for the account of the Lenders and the Agents.

3. Guarantors’ Agreement to Pay Enforcement Costs, etc. Each Guarantor further agrees, as the principal obligor and not as a guarantor only, to pay to the Administrative Agent, on demand, all reasonable costs and expenses (including court costs and legal expenses) incurred or expended by the Agents or any Lender in connection with the Obligations, this Guaranty and the enforcement thereof, together with interest on amounts recoverable under this §3 from the time when such amounts become due until payment, whether before or after judgment, at the rate of interest for overdue principal set forth in the Credit Agreement, provided that if such interest exceeds the maximum amount permitted to be paid under applicable law, then such interest shall be reduced to such maximum permitted amount.

4. Waivers by Guarantors; Lenders’ Freedom to Act. Each Guarantor agrees that the Obligations will be paid and performed strictly in accordance with their respective terms, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of any Agent or any Lender with respect thereto. Each Guarantor waives promptness, diligence, presentment, demand, protest, notice of acceptance, notice of any Obligations incurred and all other notices of any kind, all defenses which may be available by virtue of any valuation, stay, moratorium law or other similar law now or hereafter in effect, any right to require the marshalling of assets of any Borrower or any other entity or other person primarily or secondarily liable with respect to any of the Obligations, and all suretyship defenses generally. Without limiting the generality of the foregoing, each Guarantor agrees to the provisions of any instrument evidencing, securing or otherwise executed in connection with any Obligation and agrees that the obligations of such Guarantor hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (i) the failure of any Agent or any Lender to assert any claim or demand or to enforce any right or remedy against any Borrower or any other entity or other person primarily or secondarily liable with respect to any of the Obligations; (ii) any extensions, compromise, refinancing, consolidation or renewals of any Obligation; (iii) any change in the time, place or manner of payment of any of the Obligations or any rescissions, waivers, compromise, refinancing, consolidation or other amendments or modifications of any of the terms or provisions of the Credit Agreement, the Notes, the other Loan Documents or any other agreement evidencing, securing or otherwise executed in connection with any of the Obligations; (iv) the addition, substitution or release of any entity or other person primarily or secondarily liable for any Obligation; (v) the adequacy of any rights which any Agent or any Lender may have against any collateral security or other means of obtaining repayment of any of the Obligations; (vi) the impairment of any collateral securing any of the Obligations, including without limitation the failure to perfect or preserve any rights which any Agent or any Lender might have in such collateral security or the substitution, exchange, surrender, release, loss or destruction of any such collateral security; or (vii) any other act or omission which might in any manner or to any extent vary the risk of such Guarantor or otherwise operate as a release or discharge of such Guarantor, all of which may be done without notice to any Guarantor. To the fullest extent permitted by law, each Guarantor hereby expressly waives any and all rights or defenses arising by reason of (A) any “one action” or “anti-deficiency” law which would otherwise prevent any Agent or any Lender from bringing any action, including any claim for a deficiency, or exercising any other right or remedy (including any right of set-off), against such Guarantor before or after such Agent’s or such Lender’s commencement or completion of any foreclosure action, whether judicially, by exercise of power of sale or otherwise, or (B) any other law which in any other way would otherwise require any election of remedies by any Agent or any Lender.

5. Unenforceability of Obligations Against Borrower. If for any reason any Borrower has no legal existence or is under no legal obligation to discharge any of the Obligations, or if any of the Obligations have become irrecoverable from any Borrower by reason of such Borrower’s insolvency, bankruptcy or reorganization or by other operation of law or for any other reason, this Guaranty shall nevertheless be binding on each Guarantor to the same extent as if such Guarantor at all times had been the principal obligor on all such Obligations. In the event that acceleration of the time for payment of any of the Obligations is stayed upon the insolvency, bankruptcy or reorganization of any Borrower, or for any other reason, all such amounts otherwise subject to acceleration under the terms of the Credit Agreement, the Notes, the other Loan Documents or any other agreement evidencing, securing or otherwise executed in connection with any Obligation shall be immediately due and payable by each Guarantor.

6. Subrogation; Subordination.

6.1. Waiver of Rights Against Borrower. Until the final payment and performance in full of all of the Obligations, no Guarantor shall exercise and each hereby waives any rights against any Borrower arising as a result of payment by any Guarantor hereunder, by way of subrogation, reimbursement, restitution, contribution or otherwise, and will not prove any claim in competition with any Agent or any Lender in respect of any payment hereunder in any bankruptcy, insolvency or reorganization case or proceedings of any nature; no Guarantor will claim any setoff, recoupment or counterclaim against any Borrower in respect of any liability of such Guarantor to such Borrower; and each Guarantor waives any benefit of and any right to participate in any collateral security which may be held by any Agent or any Lender.

6.2. Subordination. The payment of any amounts due with respect to any indebtedness of any Borrower for money borrowed or credit received now or hereafter owed to any Guarantor is hereby subordinated to the prior payment in full of all of the

Obligations. Each Guarantor agrees that, after the occurrence of any default in the payment or performance of any of the Obligations, such Guarantor will not demand, sue for or otherwise attempt to collect any such indebtedness of any Borrower to any Guarantor until all of the Obligations shall have been paid in full. If, notwithstanding the foregoing sentence, any Guarantor shall collect, enforce or receive any amounts in respect of such indebtedness while any Obligations are still outstanding, such amounts shall be collected, enforced and received by such Guarantor as trustee for the Lenders and the Agents and be paid over to the Administrative Agent, for the benefit of the Lenders and the Agents, on account of the Obligations without affecting in any manner the liability of any Guarantor under the other provisions of this Guaranty.

6.3. Provisions Supplemental. The provisions of this §6 shall be supplemental to and not in derogation of any rights and remedies of the Lenders and the Agents under any separate subordination agreement which the Administrative Agent may at any time and from time to time enter into with any Guarantor for the benefit of the Lenders and the Agents.

7. Security; Setoff. Each Guarantor grants to the Applicable Agent, for the benefit of the Lenders and the Agents, and the Lenders, as security for the full and punctual payment and performance of all of such Guarantor’s obligations hereunder, a continuing lien on and security interest in all securities or other property belonging to such Guarantor now or hereafter held by the Applicable Agent or any Lender and in all deposits (general or special, time or demand, provisional or final) and other sums credited by or due from the Applicable Agent or such Lender to such Guarantor or subject to withdrawal by such Guarantor. Regardless of the adequacy of any collateral security or other means of obtaining payment of any of the Obligations, each of the Agents and the Lenders is hereby authorized at any time and from time to time, without notice to each Guarantor (any such notice being expressly waived by each Guarantor) and to the fullest extent permitted by law, to set off and apply such deposits and other sums against the obligations of each Guarantor under this Guaranty, whether or not such Agent or such Lender shall have made any demand under this Guaranty and although such obligations may be contingent or unmatured.

8. Further Assurances. Each Guarantor agrees that it will from time to time, at the request of the Administrative Agent, do all such things and execute all such documents as the Administrative Agent may consider necessary or desirable to give full effect to this Guaranty and to perfect and preserve the rights and powers of the Lenders and the Agents hereunder. Each Guarantor acknowledges and confirms that such Guarantor itself has established its own adequate means of obtaining from each Borrower on a continuing basis all information desired by such Guarantor concerning the financial condition of the Borrowers and that each Guarantor will look to the Borrowers and not to the Administrative Agent or any Lender in order for such Guarantor to keep adequately informed of changes in the Borrowers’ financial condition.

9. Termination; Reinstatement. This Guaranty shall remain in full force and effect until the Administrative Agent is given written notice of each Guarantor’s intention to discontinue this Guaranty, notwithstanding any intermediate or temporary payment or settlement of the whole or any part of the Obligations. No such notice shall be effective unless received and acknowledged by an officer of the Administrative Agent at the address of the Administrative

Agent for notices set forth in §16.6 of the Credit Agreement. No such notice shall affect any rights of any Agent or any Lender hereunder, including without limitation the rights set forth in §§4 and 6, with respect to any Obligations incurred or accrued prior to the receipt of such notice or any Obligations incurred or accrued pursuant to any contract or commitment in existence prior to such receipt. This Guaranty shall continue to be effective or be reinstated, notwithstanding any such notice, if at any time any payment made or value received with respect to any Obligation is rescinded or must otherwise be returned by any Agent or any Lender upon the insolvency, bankruptcy or reorganization of any Borrower, or otherwise, all as though such payment had not been made or value received. The Guarantors’ obligations after any such reinstatement shall be limited to the amount of any payment or value so rescinded or returned.

10. Successors and Assigns. This Guaranty shall be binding upon each Guarantor, its successors and assigns, and shall inure to the benefit of the Agents and the Lenders and their respective successors, transferees and assigns. Without limiting the generality of the foregoing sentence, each Lender may assign or otherwise transfer the Credit Agreement, the Notes, the other Loan Documents or any other agreement or note held by it evidencing, securing or otherwise executed in connection with the Obligations, or sell participations in any interest therein, to another Person, and such other Person shall thereupon become vested, to the extent set forth in the agreement evidencing such assignment, transfer or participation, with all the rights in respect thereof granted to such Lender herein, all in accordance with §15.2 of the Credit Agreement. No Guarantor may assign any of its obligations hereunder.

11. Amendments and Waivers. No amendment or waiver of any provision of this Guaranty therefrom shall be effective except as provided in §16.12 of the Credit Agreement. No failure on the part of any Agent or any Lender to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right.

12. Notices. All notices and other communications called for hereunder shall be made in writing and, unless otherwise specifically provided herein, shall be deemed to have been duly made or given when delivered by hand or mailed first class, postage prepaid, or, in the case of telegraphic or telexed notice, when transmitted, answer back received, addressed as follows: if to a Guarantor, at the address set forth beneath its signature hereto, and if to the Administrative Agent, at the address for notices to the Administrative Agent set forth in §16.6 of the Credit Agreement, or at such address as either party may designate in writing to the other.

13. Governing Law; Consent to Jurisdiction. THIS GUARANTY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (EXCLUDING THE LAWS APPLICABLE TO CONFLICTS OR CHOICE OF LAW (OTHER THAN THE NEW YORK GENERAL OBLIGATIONS LAW §5-1401)). Each Guarantor agrees that any suit for the enforcement of this Guaranty may be brought in the courts of the State of New York or any federal court sitting therein and consents to the nonexclusive jurisdiction of such court and to service of process in any such suit being made upon such Guarantor by mail at the address specified by reference in §12. Each Guarantor hereby waives any objection that it may now or hereafter have to the venue of any such suit or any such court or that such suit was brought in an inconvenient court.

14. Waiver of Jury Trial. EACH GUARANTOR, AND THE ADMINISTRATIVE AGENT BY ACCEPTANCE OF THIS GUARANTY, HEREBY WAIVE THEIR RIGHT TO A JURY TRIAL WITH RESPECT TO ANY ACTION OR CLAIM ARISING OUT OF ANY DISPUTE IN CONNECTION WITH THIS GUARANTY, ANY RIGHTS OR OBLIGATIONS HEREUNDER OR THE PERFORMANCE OF ANY OF SUCH RIGHTS OR OBLIGATIONS. Except as prohibited by law, each Guarantor hereby waives any right which it may have to claim or recover in any litigation referred to in the preceding sentence any special, exemplary, punitive or consequential damages or any damages other than, or in addition to, actual damages. Each Guarantor (i) certifies that neither the Administrative Agent or any Lender nor any representative, agent or attorney of the Administrative Agent or any Lender has represented, expressly or otherwise, that the Administrative Agent or any Lender would not, in the event of litigation, seek to enforce the foregoing waivers and (ii) acknowledges that, in entering into the Credit Agreement and the other Loan Documents to which the Administrative Agent or any Lender is a party, the Administrative Agent and the Lenders are relying upon, among other things, the waivers and certifications contained in this §14.

15. Miscellaneous. This Guaranty constitutes the entire agreement of each Guarantor with respect to the matters set forth herein. The rights and remedies herein provided are cumulative and not exclusive of any remedies provided by law or any other agreement, and this Guaranty shall be in addition to any other guaranty of or collateral security for any of the Obligations. The invalidity or unenforceability of any one or more sections of this Guaranty shall not affect the validity or enforceability of its remaining provisions. Captions are for the ease of reference only and shall not affect the meaning of the relevant provisions. The meanings of all defined terms used in this Guaranty shall be equally applicable to the singular and plural forms of the terms defined.

16. Contribution. To the extent any Guarantor makes a payment hereunder in excess of the aggregate amount of the benefit received by such Guarantor in respect of the extensions of credit under the Credit Agreement (the “Benefit Amount”), then such Guarantor, after the payment in full of all of the Obligations, shall be entitled to recover from each other Guarantor such excess payment, pro rata, in accordance with the ratio of the Benefit Amount received by each such other Guarantor to the total Benefit Amount received by all Guarantors, and the right to such recovery shall be deemed to be an asset and property of such Guarantor so funding; provided, that all such rights to recovery shall be subordinated and junior in right of payment to the final and undefeasible payment in full of all of the Obligations.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, each Guarantor has caused this Guaranty to be executed and delivered as of the date first above written.

JBM RETAIL COMPANY, INC.
MAYOR’S JEWELERS OF FLORIDA, INC.
JBM VENTURE CO., INC.
MAYOR’S JEWELERS INTELLECTUAL PROPERTY HOLDING COMPANY
JAN BELL MARKETING-PUERTO RICO, INC.

By:	/s/ Thomas A. Andruskevich
Name:	Thomas A. Andruskevich
Title:	President

By:	/s/ Marco Pasteris
Name:	Marco Pasteris
Title:	Group Vice-President, Finance

Address:	5870 North Hiatus Road
Tamarac, FL 33321

Fax:	(514) 397-2472

HENRY BIRKS & SONS U.S., INC.

By:	/s/ Thomas A. Andruskevich
Name:	Thomas A. Andruskevich
Title:	President

Address:	41 Century Drive West
Woonsocket, RI 02895

Fax:	(514) 397-2472

(Signature Page to Guaranty)